As filed with the Securities and Exchange Commission on April 28, 2021.

Registration No. 333-255102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO.1 TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Onion Global Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	5961	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 309 3-05 Huangfu Avenue Zhong,

Tianhe District, Guangzhou City,

Guangdong Province

People’s Republic of China

(+86) 020-38262863

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Li He, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road, Central Hong Kong +852 2533-3300	James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road, Central Hong Kong +852 2533-3300	Yi Gao, Esq. Simpson Thacher & Bartlett LLP c/o 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong +852-2514-7600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount of securities to be registered(1)(2)	Proposed maximum offering price per share(3)	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee(4)
Class A ordinary shares, par value US$0.0001 per share(1)(2)	14,375,000	US$92.50	US$132,968,750	US$14,506.89(4)

(1)

American depositary shares issuable upon deposit of Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-255558). Each ten (10) American depositary shares represents one (1) Class A ordinary share.

(2)

Includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes Class A ordinary shares that are issuable upon the exercise of the underwriters’ over-allotment option. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
(4)	The Registrant previously paid US$10,910 in connection with a prior filing of this Registration Statement on April 7, 2021, and the additional amount of US$3,596.89 is being paid herewith.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Dated April 28, 2021

12,500,000 American Depositary Shares

Onion Global Limited

Representing 1,250,000 Class A Ordinary Shares

This is an initial public offering of 12,500,000 American depositary shares, or ADSs, of Onion Global Limited. Each ten (10) ADSs represent one (1) Class A ordinary share, par value US$0.0001 per share.

Prior to this offering, there has been no public market for the ADSs or our Class A ordinary shares. We anticipate that the initial public offering price will be between US$7.25 and US$9.25 per ADS. We have applied to list the ADSs representing our Class A ordinary shares on the New York Stock Exchange under the symbol “OG ”.

Immediately prior to the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Our founder, Cong (Kenny) Li, and a principal shareholder, Pingsan Bai (each, a “Founder”, and collectively, the “Founders”) will beneficially own all of our issued Class B ordinary shares and they will in the aggregate hold approximately 54.9% of our total issued and outstanding share capital immediately after the completion of this offering and 91.7% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, both of which percentages exclude ordinary shares issued but deemed to be not outstanding as of the date of this prospectus underlying granted RSUs (except those granted to Cong (Kenny) Li), assuming the underwriters do not exercise their over-allotment option. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person who is not an affiliate of Cong (Kenny) Li, or upon a change of ultimate beneficial ownership of any Class B ordinary share to a person who is not an affiliate of Cong (Kenny) Li, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. See “Description of Share Capital.” Immediately following the completion of this offering, we will be a “controlled company” within the meaning of the NYSE rules. See “Principal Shareholders.”

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 20 of this prospectus.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE US$            PER ADS

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	For a description of compensation payable to the underwriters, see “Underwriting.”

The underwriters have an over-allotment option to purchase up to an additional 1,875,000 ADSs from us at the initial public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about                    , 2021.

AMTD	Huatai Securities

Roth Capital Partners	Tiger Brokers	Valuable Capital Limited

The date of this prospectus is                     , 2021.

BECOME THE DREAM FACTORY OF LIFESTYLE BRANDS

ONION GLOBAL

CHINA'S TOP 10[1] GLOBAL LIFESTYLE BRAND PLATFORM & CHINA'S TOP 5[2] CROSS-BORDER E-COMMERCE PLATFORM

Distinctive Brand Portfolio

Third-party brands + **Strategic growth brand partners** + **Private label brands**

- **4,001** Brands
- **23** Product categories
- **43** Overseas countries/regions
- **14** Warehouses globally
- **11** Global offices

691k KOCs (Key Opinion Consumers) — Promoters

Social Media Platforms

YouTube LINE Facebook Instagram Twitter Bilibili Kuaishou TikTok Wechat Weibo RED

Customers

Brand Exposure & Sales

- **¥4.4B**[3] total GMV in 2020
- **¥3.8B** revenue achieved in 2020, 5 years since inception
- **¥208M** net income in 2020
- **102.3%** net income growth in 2020 vs 2019

*All financial and operational data as at December 31, 2020, unless otherwise specified.

CREATING A BETTER LIFESTYLE FOR THE YOUNG GENERATION.

ONION
GLOBAL

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Onion,” “we,” “us,” “our,” “ours,” “our company,” the “Company,” or similar terms refer to Onion Global Limited, together with its subsidiaries and consolidated affiliated entities.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus must inform themselves about, and observe any restrictions

i

relating to, the offering of the ADSs and the distribution of this prospectus or any free writing prospectus outside of the United States. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs representing our Class A ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

Until                    , 2021 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” “Business,” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to buy the ADSs.

OUR MISSION

Be the dream factory of lifestyle brands for young people.

WHO WE ARE

We are a next-generation lifestyle brand platform that incubates, markets and distributes the world’s fresh, fashionable and future brands, which we refer to as “3F brands,” to young people in China and across Asia.

Our founder Cong (Kenny) Li, an 18-year veteran at a Fortune 100 multi-national consumer goods company, created Onion with an objective to search for and create the next generation of fresh, fashionable and future brands and bring them to the young consumers in China and across Asia.

Today, the Onion global brand family is synonymous with what Kenny initially set out to build. The 4,001 brands on our platform, including 86 brand partners that directly work with us, offer 23 categories of lifestyle products, including beauty products, maternal and baby products, food & beverages, fast fashion and wellness products. Trusted by millions of users, our platform improved our users’ lives in small but meaningful ways by offering our users a wide product selection and an enjoyable online shopping experience. Our online platform disrupts the conventional lifestyle retail landscape in China by offering an integrated solution to develop, market and distribute new and inspiring branded products, thereby reshaping the lifestyle shopping and consumer culture in China.

Our unique ability to identify the next fresh, fashionable and future brands around the world and promote them to become the consumer crazes in China ahead of the curve is rooted in years of experience that our founder has accumulated in brand management and sales and marketing and is further reinforced by our close relationships with 86 brand partners and over 130 authorized distributors and resellers around the globe.

Over the years, we have built an integrated platform for brand sourcing, building, marketing and distribution with a track record of high performance:

•

As of December 31, 2020, products of 4,001 brands were offered on our platform, including brands from our 86 brand partners and 21 private label brands. The GMV generated by sales of products from our brand partners on our self-operated retail platform, O’Mall, increased by 125.5% from RMB428.8 million in 2018 to RMB966.8 million in 2019, and further by 35.5% to RMB1,309.9 million in 2020 from 2019. The GMV generated by sales of our private label products on O’Mall reached RMB50.9 million 2020 despite only having launched our private label business in 2018.

•

Our omni-channel marketing and distribution empowers brands with the technology and services to reach the widest and most relevant consumer base. We help brands build a large, loyal following through connecting and empowering over 516 thousand active KOCs on our platform as of December 31, 2020, who effectively promote our products and share their shopping experience through social media. We build our big data analytics capability upon a large volume of transactional data collected on our platform. Based on our buyers and active KOCs’ purchase behaviors and relevant usage patterns, we use our algorithm to improve our product selections and recommendations, thereby optimizing our operation and enhancing user experience. We strive to continue to enhance our predictive and statistical models based on the big data we have accumulated. As of December 31, 2020, our technology leverages data from over 61.3 thousand SKUs and millions of user interactions online, particularly these by or through our active KOCs, creating a strategic asset of hundreds of millions of data points.

•

Through our advanced technology and global supply chain capabilities, we take the guesswork out of our customers’ global shopping experience, enabling seamless delivery of products manufactured and sourced around the world to Chinese consumers at competitive prices. We have processed 5.5 million, 10.3 million and 15.8 million orders for the years ended December 31, 2018, 2019 and 2020, respectively. The delivery time for these orders were generally around ten days for products shipped directly from overseas to China and one to four days for products we pre-stocked in our bonded warehouses in China and Hong Kong hub facility, compared to an industry average of approximately 15 days and five days, respectively, in China’s cross-border online retail industry, according to the CIC Report.

•

We have achieved rapid profit growth at scale. Within five years since the commencement of our operations, we achieved RMB3,810.7 million (US$584.0 million) revenues in 2020. Our net income increased from net loss of RMB94.8 million in 2018 to net income of RMB102.8 million in 2019 and further increased by 102.3% to net income of RMB208.0 million (US$31.9 million) in 2020. At the same time, our net margin as measured by net income as a percentage of total revenues increased from 3.6% in 2019 to 5.5% in 2020.

KEY PILLARS OF OUR BUSINESS MODEL

The growth and success of our business are supported by three integrated components:

•	a high-performing brand portfolio consisting of brands from our brand partners or represented by authorized resellers and distributors, as well as our private label brands,

•	integrated omni-channel marketing and distribution solutions, and

•	proven and effective monetization strategies.

•

High-performing brand portfolio: As of December 31, 2020, we cooperated with 86 brand partners. Together with them, we have developed a deep understanding of young consumers’ tastes and preferences, through which we are able to accurately predict consumer trends and quickly identify, incubate and promote fresh, fashionable and future brands that represent the future of lifestyle consumption. As of December 31, 2020, we had launched 21 private label brands, covering a total of 634 cumulative SKUs. During the period between August 2015 to December 2020, 242 brands generated more than RMB1.0 million GMV within only six months after their initial sales through our platform.

•

Integrated omni-channel marketing and distribution solutions: Unlike traditional brand holding companies or social e-commerce platform, we are not only able to identify and develop inspiring brands, but also able to rapidly increase a brand’s exposure and sales through customized, multi-channel marketing and distribution. While our strengths in marketing and distribution extend well beyond social media, we are recognized as a pioneer and leader in social e-commerce. According to the CIC Report, our social e-commerce platform, O’mall, ranked among the top ten social e-commerce platforms in terms of GMV as of December 31, 2019, and ranked among the top five social e-commerce platforms in terms of GMV generated from cross-border online retail as of December 31, 2019. “GMV generated from cross-border online retail” refers to GMV of all types of consumer goods (excluding automobile, housing and consumer services) sold or purchased from China’s imports and exports through online retailing platforms. Our social e-commerce is centered around over 516 thousand active KOCs on our platform as of December 31, 2020, whom we actively manage to effectively attract, influence and retain potential customers. We reward our active KOCs for promoting our products through their social networks. This unique social e-commerce model allows us to promote and sell products in a more cost-effective way and delivers a personal and interactive shopping experience that drives customer acquisition, retention and lifetime value. In addition, we leverage buzzworthy offline marketing campaigns, cooperate with social media influencers, and create various innovative multi-format content to help brands reach a wider audience.

•

Proven and effective monetization strategies: We adopt effective monetization strategies that enable us to benefit throughout a brand’s lifecycle and across all types of brands we offer on our platform. For third-party brands we promote on our platform, we are able to purchase them at discounted prices either directly from brand partners or from product resellers and distributors. For our private label brands which we focus on building to drive our future growth, we directly benefit from their growth and success—through their attractive profits from products sales and the increase in brand value over the long-term.

We believe the three components that underpin our business model have contributed to our rapid growth in the past and formed a virtuous and self-reinforcing cycle that will continue to fuel our long-term growth.

Throughout this cycle, we believe our successful track record in developing, marketing and distributing brands will help us attract more brand partners to our platform. With more brand partners joining our platform, we believe we will be able to develop deeper data insights into market trends and consumer preferences, which we believe will further improve our ability to identify, develop and market more brands. As we continue to expand our brand portfolio, we believe more active KOCs and customers will be attracted to the growing product offerings on our platform, which will increase our bargaining power and control over our supply chain business partners, particularly our product suppliers. With more competitively priced and better products, we believe we will be able to attract more active KOCs and customers, which will then in turn enable us to further improve our ability to attract, develop and market brands on our platform. Last but not least, as we help our brand partners achieve greater success, we believe their growth and profitability will improve, which in return, will incentivize them to increase their reliance on our platform, thereby further improving our profitability.

OUR STRENGTHS

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

•	unique, high-performing and profitable lifestyle brand platform;

•	one-of-a-kind brand portfolio with fresh, fashionable and future product offerings;

•	integrated and customized omni-channel marketing and distribution;

•	fully-integrated and efficient supply chain operations;

•	strong data analytics bringing brands closer to consumers; and

•	an empowering, entrepreneurial culture steering our people to innovations.

HOW WE APPROACH THE FUTURE

The global ecosystem of lifestyle brands offers tremendous opportunities and we are still in the early phases of building our global brand platform. We plan on executing the following strategies to bring lifestyle brands to young people.

•	develop brand portfolio;

•	strengthen marketing and distribution capabilities.;

•	broaden fulfillment and logistics network;

•	invest in technology and innovation; and

•	continue international expansion.

Our Challenges

Investing in our ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties summarized below, the risks described under the “Risk Factors” section beginning on page 18 of, including the risks described under the subsections headed “Risks Related to Our Business and Industry”, “Risks Related to Our Corporate Structure”, “Risks Related to Doing Business in China” and “Risks Related to the ADSs and This Offering”, and the other information contained in, this prospectus before you decide whether to purchase our ADSs.

We face risks and uncertainties in realizing our business objectives and executing our strategies, including:

•	our limited operating history may not be indicative of our future growth or financial results, and we may not be able to sustain our historical growth rates;

•

our business depends on the continued success of our growing brand portfolio and if we fail to maintain and expand our brand portfolio, including our private label offerings, or maintain and enhance our brand recognition, our business, results of operations and prospects may be harmed;

•	our business relies on our leading brand partners. Any failure to maintain the popularity of or any loss of any of our leading brand partners would negatively impact our business and prospects;

•	if we fail to maintain KOC loyalty or sustain growth of our KOC community, our business, operations, profitability and prospects may be materially and adversely affected;

•

negative publicity about our brands, our business model or our products may materially and adversely affect our reputation, our business and the trading price of our ADSs, regardless of its accuracy. We may also be adversely affected by negative publicity concerning us and our business, shareholders, affiliates, directors, officers, employees, agents, other business partners and the industry in which we operate, regardless of its accuracy;

•	if we fail to anticipate and respond to changing customer preferences and shifts in lifestyle brand and market trends in a timely manner, our business and operating results could be harmed;

•

our flexible supply chain is essential to our business and is subject to risks associated with demands forecasting, timely supplying and warehousing, as well as maintaining relationship with our suppliers;

•

we may incur liability for counterfeit, unauthorized, illegal or infringing products sold or misleading information available on our platform that we operate or during our KOCs’ sales or promotion. In addition, we may be subject to product liability claims that could be costly and time-consuming;

•

we conduct our business through e-commerce platforms and online social media platforms. The material disruption of those platforms or any adverse changes on our cooperation with them could harm our business and operation;

•

we rely on brand partners, third-party suppliers, manufacturers, logistics service providers and other vendors to serve our customers. If they fail to provide products or services that are consistent with our standards or applicable regulatory requirements, we may have to find alternative vendors, and our reputation and operation could suffer; and

•	we procure inventory based on our forecast on customer demands, and if we are unable to manage our inventory effectively, our operating results could be adversely affected.

We are a China-based company and we may face risks and uncertainties in doing business in China, including:

•	uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

•

the audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and as such, our investors are deprived of the benefits of such inspection. In addition, various legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection and other developments due to political tensions between the United States and China may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs, and we could be delisted if we are unable to meet the PCAOB inspection requirements in time.

•

you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

•

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and making loans to our VIE or its subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business; and

•

proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Recent Development

Estimated Preliminary Results for the First Quarter of 2021

The following sets forth certain estimated preliminary unaudited selected financial data for the three months ended March 31, 2021, which have been prepared by, and are the responsibility of, our management. Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has not audited, performed a review specified by the PCAOB for a review of interim financial information as described in AS 4105, Reviews of Interim Financial Information, or performed any procedures with respect to the estimated preliminary financial results. Accordingly, Ernst & Young Hua Ming LLP does not express an opinion or any other form of assurance with respect thereto. We are still in the process of preparing our full financial statements for the three months ended March 31, 2021. These estimated preliminary results are based on the information currently available to us as of the date of this prospectus. Accordingly, our actual results may differ from the estimated preliminary results presented here and will not be finalized until after the completion of this offering.

We expect our total revenues for the three months ended March 31, 2021 to be lower than those in the first three months ended March 31, 2020. In particular, we expect our total revenues for the three months ended

March 31, 2021 to be within a range of RMB640 million to RMB660 million, representing an approximate 9.8% to 7.0% decrease from RMB709.4 million in the three months ended March 31, 2020. The revenue decrease was mainly due to the decrease of both of our total GMV generated by the sales of the Group and the sales of O’Mall.

Our total GMV generated by the sales of the Group decreased by 22.5% from RMB942.6 million in the three months ended March 31, 2020 to RMB730.9 million in the three months ended March 31, 2021, and our total GMV generated by sales of O’Mall decreased by 18.4% from RMB816.5 million in the three months ended March 31, 2020 to RMB666.6 million in the three months ended March 31, 2021. Both our total GMV generated by the sales of the Group and total GMV generated by the sales of O’Mall decreased in the three months ended March 31, 2021 compared to those in the same period of 2020, mainly due to (i) the increased sales of disinfection and/or sanitizing kits in the first quarter of 2020 due to the COVID-19 outbreak, (ii) stock piling of daily necessaries and other household products by our buyers during the initial periods of the COVID-19 outbreak, and (iii) shift from “daigou” (surrogate shopping) to cross-border e-commerce retail platforms in the first quarter of 2020 in response to overseas transportation and shipment restrictions that were imposed as a result of the COVID-19 outbreak. Despite such decreases, we achieved significant growth in GMV generated by sales of our private label brands on O’Mall, which increased by 149.1% from RMB9.1 million in the first quarter of 2020 to RMB22.7 million in the same period of 2021, as a result of our enhanced product development capabilities and improved market reputation as a leading lifestyle brand in China. The total GMV generated by sales of the Group and sales of O’Mall for the first quarter of 2021 also reflected the seasonality we expect with the first quarter typically being a slower quarter for the retail and e-commerce industries in China as a result of Chinese New Year and other market factors. The following tables present key operating metrics of the Group and O’Mall for the first quarter of 2021, and for the comparative period, where applicable:

As of and for the twelve months ended March 31, 2021
(in thousands)
Total number of brands	4.1
Total number of active buyers	2,097.6
Total number of active KOCs	513.2
Total number of KOCs	710.8
Total number of registered users	15,516.4

	For the three months ended March 31, 2020	For the three months ended March 31, 2021
	(in RMB million)
Total GMV generated by sales of the Group(1)	942.6	730.9
Total GMV generated by sales of O’Mall	816.5	666.6

Note:

(1)

includes both (a) GMV generated by sales through self-operated distribution channels (including O’Mall) and third-party platforms and (b) all types of payments made by individuals who open an O’Partner account registered with our system. For detailed definition, see “—Conventions Which Apply to This Prospectus.”

	For the three months ended March 31, 2020	For the three months ended March 31, 2021
	(in millions)
Total number of orders	3.1	2.7

	For the three months ended March 31, 2020	For the three months ended March 31, 2021
Average order value	RMB264	RMB247

We cannot assure you that our estimated preliminary results for the three months ended March 31, 2021 will be indicative of our financial results for future interim periods or for the full year ending December 31, 2021.

These estimates should not be viewed as a substitute for our full quarterly or annual financial statements prepared in accordance with U.S. GAAP. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” included elsewhere in this prospectus for information regarding trends and other factors that may affect our results of operations.

Our Corporate History and Structure

Our Corporate History

Guangzhou Onion Vogue Group Co., Ltd. (formerly known as Guangzhou Liangkeshu Network Technology Co., Ltd.), or Guangzhou Onion was incorporated in July 2009. We formally commenced our operations via Guangzhou Onion starting in September 2015. In June 2018, Onion Global Limited, our current ultimate holding company, was incorporated under the laws of the Cayman Islands. In July 2018, Guangzhou Transasia Trading Co., Ltd. (formerly known as Guangzhou He Shanshan Investment Co., Ltd.) was established as our wholly foreign owned entity, or WFOE, to control Guangzhou Onion. From 2017 to 2020, we also established a number of overseas entities (which are currently not material to our group as a whole) in South Korea, Japan, Thailand and Malaysia, with a view to expand our overseas business in the future.

Each of Guangzhou Onion and several of its subsidiaries is holding an ICP license to operate our online data and transaction processing business, which falls into the category of value-added telecommunications services. Because of the restrictions on foreign ownership of companies providing value-added telecommunications services and to ensure compliance with the PRC laws and regulations, WFOE entered into a series of contractual arrangements with Guangzhou Onion and each of its shareholders, as amended and restated, through which we obtained control over Guangzhou Onion. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, Guangzhou Onion. We treat Guangzhou Onion and its subsidiaries as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. For more details and risks related to our VIE structure, please see “Our History and Corporate Structure—Contractual Arrangements with Our VIE and Its Shareholders” and “Risk Factors—Risks Relating to Our Corporate Structure.”

Our Corporate Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and Guangzhou Onion, our VIE, immediately upon the completion of this offering.

Notes:

(1)

Shareholders of Guangzhou Onion Vogue Group Co., Limited are: Purple Gas Was Shawn Limited Partnership, Hangzhou Xianfeng Qiyun Investment Limited Partnership, Guangzhou Yilian Equity Investment Partnership (Limited Partnership), Shenzhen Futian SAIF Dynamiques Equity Investment Fund Partnership (Limited Partnership), Xiamen SAIF Equity Investment Partnership (Limited Partnership), Beijing Liangjun Junze Management Center (Limited Partnership), Beijing Liangjun Huize Management Center (Limited Partnership), Beijing Liangjun Ruize Management Center (Limited Partnership), Goldjet Logistics Group Co., Ltd. and Beijing Liangjun Hongze Management Center (Limited Partnership), all of whom are also shareholders of Onion Global Limited.

(2)

Nine subsidiaries of Guangzhou Onion are: Guangzhou Onion Fans Technology Co., Ltd., Doubletree (Tibet) Trading Co., Ltd., Guangzhou Lifestyle Co., Ltd., Guangzhou Peacheese Information Technology Co., Ltd., Guangzhou Ocean Unbounded Technology Co., Ltd., Guangzhou Young Internet Co., Ltd., Zhuhai Young Supply Chain Technology Co., Ltd., Guangzhou EQuick Technology Co., Ltd., and VOYAGE OF THE DAWN TRADING LIMITED (a Hong Kong company).

OUR CORPORATE INFORMATION

Our principal executive offices are located at No. 309 3-05 Huangfu Avenue Zhong, Tianhe District, Guangzhou City, Guangdong Province, People’s Republic of China. Our telephone number at this address is +86-020-38262863. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is located at .

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is https://www.msyc.com. The information contained on our website is not a part of this prospectus.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions, with the exception of ASC 606, Revenue from Contracts with Customers, ASC 321, Investments—Equity Securities, ASU No. 2018-7, Compensation—Stock Compensation (Topic 718)—Improvements to Nonemployee Share-Based Payment Accounting and ASU No. 2016-09, Compensation—Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting, which allows for early adoption by private companies.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. See “Risk Factors—Risks Related to the ADSs and This Offering—We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.”

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

Unless we indicate otherwise, all information in this prospectus reflects the following:

•	no exercise by the underwriters of their over-allotment option to purchase up to 1,875,000 additional ADSs representing 187,500 Class A ordinary shares from us; and

Except where the context otherwise requires and for purposes of this prospectus only:

•	“active KOCs” in a given period refers to KOCs that confirmed one or more shipped orders on our platform within the indicated period;

•

“active buyer” in a given period refers to a registered account, identified by a phone number that confirmed one or more shipped orders on our platform within the indicated period, which, for the avoidance of doubt, includes active KOCs;

•	“ADSs” refers to the American depositary shares, each ten (10) ADSs representing one (1) Class A ordinary share;

•	“average order value” is calculated using total GMV divided by our total order volume during the specified period;

•	“brand” refers to a collection of lifestyle products manufactured by a given lifestyle goods and/or brand company under a particular trade name;

•	“brand partners” refer to our third-party brand companies that supply products directly to us pursuant to our collaboration arrangements.

•	“CAGR” refers to compound annual growth rate;

•	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.0001 per share;

•	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.0001 per share;

•

“KOCs” refers to key opinion consumers, who tests products, gives reviews on, and recommends the products sold on our platform to other prospective customers through their social networks. For the avoidance of doubt, the number of KOCs includes the number of O’Partners;

•

“Onion,” “we,” “us,” “our,” “ours,” “our company,” the “Group” and the “Company,” refer to Onion Global Limited, a Cayman Islands company, its subsidiaries and, in the context of describing our operations and consolidated financial statements, its VIE and subsidiaries of VIE;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;

•

“GMV” (i) with respect to GMV generated by sales through self-operated distribution channels (including O’Mall) and third-party platforms, such term refers to gross merchandise volume, which represents the total value of confirmed orders placed with us and sold via our platforms, including the total value of orders sold through our active KOCs through their social networks, as well as the VAT and tax surcharges paid, regardless of whether the merchandises are returned and without taking into consideration any incentives granted to KOCs; for the avoidance of doubt, such value of confirmed orders placed with and sold via our platforms before deduction of discounts and loyalty points applied to the orders sold and (ii) with respect to GMV generated by the Group, such term includes both (a) GMV referred in (i) and (b) all types of payments made by individuals who open an O’Partner account registered with our system;

•	“Guangzhou Onion” refers to Guangzhou Onion Vogue Group Co., Ltd.;

•

“incubate brand partners” refers to our effort to develop and cultivate new and emerging brands that are unknown to our consumers to become ones that are well recognized among such consumers, through providing sales and marketing, brand development and distribution services and support;

•	“lifestyle brand” refers to a brand that offers a variety of consumer goods that typically embody the values, interests or opinions of a group or a culture for marketing purposes;

•	“O’Partner” refers to a group of individuals who provide product promotion and distribution support services to KOCs;

•

“ordinary shares” prior to the completion of this offering refers to ordinary shares of Onion Global Limited, par value US$0.0001 per share and upon and after the completion of this offering, refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share;

•	“provinces” refers to provinces, autonomous region and municipality of the People’s Republic of China;

•	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States of America;

•

“variable interest entity” or “VIE” refers to the PRC entity of which we have power to control the management, and financial and operating policies and have the right to receive economic benefits that are significant to the VIE and in which we have an exclusive option to purchase all or part of the equity interests and/or the assets at the minimum price possible to the extent permitted by PRC law;

•	“WFOE” refers to Guangzhou Transasia Trading Co., Ltd.;

Unless specifically indicated otherwise or unless the context otherwise requires, all references to our ordinary shares as of the date of this prospectus exclude a total of 1,115,466 ordinary shares issued but deemed to be not outstanding as of the date of this prospectus, consisting of : (i) the 965,103 ordinary shares underlying share awards under our share incentive plans that are issued but deemed to be not outstanding and held by Onion Plus Group Limited for the sole benefits of the participants under the 2019 RSU Scheme, and (ii) the 150,363 ordinary shares underlying RSU awards under our share incentive plans that are issued but deemed to be not outstanding and held by Evolution Infinity Limited, a British Virgin Islands company ultimately controlled by Ms. Shan (Mio) Ho, assuming that the underwriters will not exercise their option to purchase additional ADSs. Such ordinary shares will be redesignated as Class A ordinary shares on a one-on-one basis immediately prior to the completion of this offering. Among the ordinary shares issued but deemed to be not outstanding as of the date of this prospectus, the 150,363 ordinary shares underlying RSU awards held by Evolution Infinity Limited will become outstanding upon completion of this offering.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On April 23, 2021 the noon buying rate for Renminbi was RMB6.4945 to US$1.00.

This prospectus contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by China Insights Consultancy, a third-party industry research firm, to provide information regarding our industry and market position in China. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

THE OFFERING

Offering price range	We currently estimate that the initial public offering price will be between US$7.25 and US$9.25 per ADS.

ADSs offered by us	12,500,000 ADSs (or 14,375,000 ADSs if the underwriters exercise their over-allotment option in full).

The ADSs	Each ten (10) ADSs represents one (1) Class A ordinary share, par value US$0.0001 per share. The depositary, through its Custodian, will hold the ordinary shares underlying the ADSs. You will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender the ADSs to the depositary for cancellation and withdraw the Class A ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold the ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	We will issue 1,250,000 Class A ordinary shares represented by the ADSs in this offering (assuming the underwriters do not exercise their option to purchase additional ADSs).

Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person who is not an affiliate of Cong (Kenny) Li, or upon a change of ultimate beneficial ownership of any Class B ordinary share to a person who is not an affiliate of Cong (Kenny) Li, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.

All restricted share units, regardless of grant dates, will entitle holders to the equivalent number of Class A ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met.

See “Description of Share Capital.”

Ordinary shares outstanding immediately after this offering	9,243,846 ordinary shares, comprising of 4,403,846 Class A ordinary shares, par value US$0.0001 per share, and 4,840,000 Class B ordinary shares, par value US$0.0001 per share (or 9,431,346 ordinary shares, comprising of 4,591,346 Class A ordinary shares , par value US$0.001 per share, and 4,840,000 Class B ordinary shares, if the underwriters exercise their option to purchase additional ADSs in full).

Over-allotment option	We have granted the underwriters the right to purchase up to an additional Class A ordinary share from us within 30 days of the date of this prospectus, to cover over-allotments, if any, in connection with the offering.

Listing	We have applied to list the ADSs representing our Class A ordinary shares on the New York Stock Exchange, or NYSE, under the symbol “OG”.

Use of proceeds	We estimate that the net proceeds to us from the offering will be approximately US$90.9 million, based on an assumed initial public offering price of US$8.25 per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their over-allotment option. We intend to use the net proceeds from the offering for (i) development of private label brands and brand partnerships, (ii) expansion and diversification of our marketing and distribution channels, (iii) enhancement of our technological capabilities, and (iv) working capital and general corporate purposes, including potential strategic investments and acquisitions. See “Use of Proceeds.”

Lock-up	We, our director, executive officers and existing shareholders have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period (or 12 months in the case of Cong (Kenny) Li and Li Bai Global Limited) following the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2021.

Depositary	The Bank of New York Mellon

Taxation	For Cayman Islands, PRC and U.S. federal income tax considerations with respect to the ownership and disposition of the ADSs, see “Taxation.”

Risk Factors	See “Risk Factors” and other information included in this prospectus for discussions of the risks relating to investing in the ADSs. You should carefully consider these risks before deciding to invest in the ADSs.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to additional 187,500 Class A ordinary shares to cover over-allotments, if any, in connection with the offering.

OUR SUMMARY CONSOLIDATED FINANCIAL DATA AND OPERATING DATA

The following summary consolidated statement of comprehensive (loss)/income data for the years ended December 31, 2018, 2019 and 2020, summary consolidated balance sheet data as of December 31, 2018, 2019 and 2020 and summary consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus, which were prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Our Summary Consolidated Financial Data and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statement of comprehensive (loss)/income data for the years ended December 31, 2018, 2019 and 2020.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for shares and per share data)
Summary Consolidated Statement of Comprehensive (loss)/income Data:
Revenues:
Total revenues	1,805,220	2,850,724	3,810,660	584,009
Operating cost and expenses:
Cost of revenues	(1,437,612)	(2,308,004)	(3,032,110)	(464,691)
Fulfillment expenses	(225,066)	(212,183)	(201,635)	(30,902)
Technology and content expenses	(17,395)	(19,889)	(24,316)	(3,727)
Selling and marketing expenses	(113,016)	(127,160)	(243,784)	(37,362)
General and administrative expenses(1)	(77,084)	(50,597)	(63,151)	(9,678)

Total operating cost and expenses	(1,870,173)	(2,717,833)	(3,564,996)	(546,360)

Other operating income	1,100	13,105	10,238	1,569

(Loss)/income from operations	(63,853)	145,996	255,902	39,218

Other (expenses)/income:
Interest income	3,613	1,529	6,758	1,036
Interest expense	(673)	(87)	(755)	(116)
Foreign exchange loss	(12,704)	(21,240)	(20,168)	(3,091)
Other (expenses)/income, net	(7,234)	(4,369)	14,992	2,298

Total other (expenses)/income	(16,998)	(24,167)	827	127

(Loss)/income before income taxes and share of losses from equity method investments	(80,851)	121,829	256,729	39,345

Income tax expenses	(13,370)	(15,067)	(29,848)	(4,574)

(Loss)/income before share of losses from equity method investments	(94,221)	106,762	226,881	34,771

Share of losses from equity method investments	(529)	(3,928)	(18,879)	(2,893)

Net (loss)/income	(94,750)	102,834	208,002	31,878

Less: net loss attributable to non-controlling interests	(346)	(361)	(1,657)	(254)

Net (loss)/income attributable to Onion Global Limited	(94,404)	103,195	209,659	32,132
Accretion to redemption value of redeemable preferred shares	(17,167)	—	—	—
Deemed dividend—extinguishment of redeemable preferred shares	(511,190)	—	—	—

Net (loss)/income attributable to ordinary shareholders	(622,761)	103,195	209,659	32,132

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for shares and per share data)

(Loss)/earnings per share:
Basic and diluted	(109)	13	26	4

Weighted average shares outstanding used in (loss)/earnings per share computation:
Basic and diluted	5,738,630	7,993,846	7,993,846	7,993,846

Other comprehensive income/(loss)
Foreign currency translation adjustment net of tax of nil	665	(70)	737	113

Total other comprehensive income/(loss), net of tax	665	(70)	737	113

Comprehensive (loss)/income	(94,085)	102,764	208,739	31,991
Less: Comprehensive loss attributable to non-controlling interests	(202)	(308)	(1,536)	(235)

Comprehensive (loss)/income attributable to Onion Global Limited	(93,883)	103,072	210,275	32,226

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for percentages, shares and per share data)
Share-based compensation expenses:
General and administrative expenses	39,515	—	—	—

Total	39,515	—	—	—

The following table presents our summary consolidated balance sheet data as of December 31, 2018, 2019 and 2020.

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
		(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	99,802	230,632	241,706	37,403
Restricted cash	—	—	8,014	1,228
Short-term investments	—	67,600	103,217	15,819
Accounts receivable, net	1,885	1,437	9,433	1,446
Inventories, net	261,986	468,668	442,628	67,836
Loan receivable, net	—	—	5,575	854
Prepayments and other current assets	100,765	94,005	189,812	29,092
Amounts due from related parties	4,951	9,539	9,358	1,434

Total current assets	469,389	871,881	1,009,743	154,752

Total assets	510,973	909,324	1,059,312	162,349

Short-term bank loans	—	1,924	24,200	3,709
Accounts payable	21,840	68,730	145,995	22,375
Customer advances and deferred revenue	228,556	378,307	174,456	26,737
Amounts due to related parties	770	869	—	—
Income tax payable	7,853	20,694	37,969	5,819
Accrued expenses and other liabilities	125,492	207,141	233,587	35,800

Total current liabilities	384,511	677,665	616,207	94,440

Long-term loan	—	—	1,199	184
Customer advances and deferred revenue	—	2,121	—	—

Total liabilities	384,511	679,786	617,406	94,624

Onion Global Limited shareholders’ equity	123,416	226,036	436,311	66,868

Total shareholders’ equity	126,462	229,538	441,906	67,725

Total liabilities and shareholders’ equity	510,973	909,324	1,059,312	162,349

The following table presents our summary consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
		(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/generated from operating activities	(2,595)	199,828	55,243	8,465
Net cash generated from/(used in) investing activities	8,157	(71,164)	(60,070)	(9,207)
Net cash (used in)/generated from financing activities	(89,769)	2,236	23,395	3,586
Effect of exchange rate on cash, cash equivalents and restricted cash	665	(70)	520	81
Net (decrease)/increase in cash, cash equivalents and restricted cash	(83,542)	130,830	19,088	2,925
Cash, cash equivalents and restricted cash at the beginning of the period	183,344	99,802	230,632	35,346

Cash, cash equivalents and restricted cash at the end of the period	99,802	230,632	249,720	38,271

Key Operating Data

The following table presents key operating metrics of the Group and O’Mall for the periods indicated.

	As of and for the year ended December 31, 2018	As of and for the year ended December 31, 2019	As of and for the year ended December 31, 2020
	(in thousands)
Total number of brands	1.8	2.9	4.0
Total number of active buyers	737.5	963.9	2,239.5
Total number of active KOCs	254.0	385.2	516.3
Total number of KOCs	310.3	492.5	691.4
Total number of registered users	4,210.9	7,923.8	15,117.0

	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2020
	(in RMB million)
Total GMV generated by sales of the Group(1)	2,446.6	3,842.2	4,429.0
Total GMV generated by sales of O’Mall	2,065.2	3,529.4	4,010.0

Note:

(1)

includes both (a) GMV generated by sales through self-operated distribution channels (including O’Mall) and third-party platforms and (b) all types of payments made by individuals who would like open an O’Partner account registered with our system. For detailed definition, see “—Conventions Which Apply to This Prospectus.”

	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2020
	(in millions)
Total number of orders	5.5	10.3	15.8

	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2020
Average order value	RMB378	RMB342	RMB254

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment in the ADSs. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of the ADSs could decline and you could lose all or part of your investment.

In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Risks Related to Our Corporate Structure” and “Risks Related to Doing Business in China” below.

This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties described below and elsewhere in this prospectus.

Risks Related to Our Business and Industry

We are a rapidly growing company with limited operating experience at our current scale of operations. Our limited operating history may not be indicative of our future growth or financial results, and we may not be able to sustain our historical growth rates.

We have experienced rapid expansion since our inception. Our revenues increased by 57.9% from RMB1,805.2 million in fiscal year 2018 to RMB2,850.7 million in fiscal year 2019 and further increased by 33.7% from fiscal year 2019 to RMB3,810.7 million (US$584.0 million) in fiscal year 2020. Our net income increased from net loss of RMB94.8 million in fiscal year 2018 to net income of RMB102.8 million in fiscal year 2019 and further increased by 102.3% from fiscal year 2019 to net income of RMB208.0 million (US$31.9 million) in fiscal year 2020. Our limited operating history at this scale, combined with the rapidly evolving nature of the lifestyle brand industry in which we operate, and other factors beyond our control, may make it difficult to evaluate our prospects as well as the risks and uncertainties associated with our business. We cannot guarantee that we will be able to maintain or increase our growth rates, net revenue, or other performance indicators. Our growth may slow down or become negative, and revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors’ perceptions of our business and prospects may be materially and adversely affected and the market price of the ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

If we fail to effectively manage our growth, our business, financial condition and operating results could be harmed.

As we continue to expand, our continued growth could strain our existing resources, and we could experience ongoing challenges, including:

•	managing our operational, administrative and financial capabilities and other resources;

•	managing our brand portfolio, including further expanding our private label offerings, products and services;

•	expanding marketing channels and deepening end customer outreaches;

•	staying abreast of the evolving industry demands and market developments and catering to consumers’ changing tastes;

•	developing and applying technologies necessary to support our expanded operations;

•	effectively managing our supply chain;

•	responding to changes in the regulatory environment;

•	exploring new market opportunities such as new monetization channels; and

•	addressing other challenges resulting from our expansion.

All efforts to address the potential challenges on our way to expansion require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively or timely address operating difficulties and challenges to keep up with our growth. If we are unable to successfully address these difficulties, risks and uncertainties, our business, financial conditions and results of operations could be materially and adversely affected.

Our business depends on the continued success of our growing brand portfolio and if we fail to maintain and expand our brand portfolio, including our private label offerings, or maintain and enhance our brand recognition, our business, results of operations and prospects may be harmed.

We mainly depend on our brand portfolio to scale our business, attract and retain our brand partners and customers. As of December 31, 2020, our Luca Bank portfolio seamlessly connected various lifestyle brands from our 86 brand partners with customers around China and overseas. In addition, as of December 31, 2020, we had developed 21 private labels, covering over 630 cumulative SKUs. For detailed discussion on Luca Bank, please see “Business—Our Comprehensive Global Brand Platform—“Luca Bank—Our Brand Portfolio.” Although we have devoted significant resources to and incurred large amount of expenses on sourcing, maintaining, promoting and expanding our brands, we cannot assure you that these efforts will be successful. In addition, maintaining and enhancing the recognition of our brands are also key to our success, which could be affected by various factors, including the effectiveness of our brand marketing strategy, publicity about our business, quality of products offered under the brands as well as preference of consumers, certain of which are beyond our control. Any failure to maintain and expand our brand portfolio or maintain and enhance our brand recognition could have a material and adverse effect on our business, results of operations and prospects.

Our business relies on our leading brands of lifestyle goods. Any failure to maintain the popularity of or any loss of any of our leading brands would negatively impact our business and prospects.

In fiscal years 2018, 2019 and 2020, the top five best-seller brands on our O’Mall platform contributed approximately 15.6%, 13.5% and 13.1% of the total GMV generated from sales on O’Mall, respectively. Such concentration subjects us to the risk of substantial decreases in, or impediments to the growth of, our GMV and revenues, if we fail to maintain the popularity of any of these leading brands.

We anticipate that the concentration risks on our leading brands will continue to exist in the foreseeable future, and the portion of our revenues attributable to such brands may further increase in the future. Any failure to maintain the popularity or any loss of our leading brands would negatively affect our business and prospects.

If we fail to maintain KOC loyalty or sustain growth of our KOC community, our business, operations, profitability and prospects may be materially and adversely affected.

We mainly rely on our KOCs’ interactions and referrals through their social networks to promote products sold on our platform. We provide incentives to active KOCs based on a completed sales transction referred by such active KOCs; however, our KOCs may decide to stop promoting the products at any time or not to promote the products at all. Therefore, we cannot guarantee the performance of our KOCs will be satisfactory, particularly in terms of making interactions and referrals and promoting products.

Maintaining engagement and interaction with our KOCs is challenging and subject to many factors beyond our control, including, but not limited to, changing lifestyle tastes, dissatisfactions with our brand partners’ products or our products, intensified market competitions and negative publicities regarding our business. In particular, we serve our community through O’Partners, who invite KOCs to join our platform and provide them with product promotion and distribution support. We do not have direct power to direct O’Partners’ operations. As such, we cannot guarantee their engagement and interactions with our KOCs will be effectively managed and maintained in a way that benefits our platform.

Even if we are able to maintain or enlarge our active KOC base, we may not be able to effectively convert the advantage of our KOC base into sales, which is subject to various factors, including refining our current product offerings, expanding our offerings into new categories, expanding our marketing channels, or exploring other monetization channels. If we fail to direct customers’ spending, our growth strategy would be harmed, which could in turn harm our business and financial results.

Negative publicity about our brands, our business model or our products may materially and adversely affect our reputation, our business and the trading price of our ADSs, regardless of its accuracy. We may also be adversely affected by negative publicity concerning us and our business, shareholders, affiliates, directors, officers, employees, agents, other business partners and the industry in which we operate, regardless of its accuracy.

Regardless of its accuracy, negative publicity about our business model or our products may arise and appear on the internet and other media from time to time, and negative publicity of more serious natures may arise in the future. For example, our KOCs may post unlawful, false, offensive or controversial content on their social media pages, which may result in negative comments and complaints or even cause their accounts to be closed by certain social media platforms. Especially because we do not own our KOCs’ social media accounts and are not able to control such accounts, it is hard to remove any negative publicity after a post goes online.

In addition, our business model utilizing our KOC network may be alleged to be involved in misconducts, improper activities, rumors, scandals or illegal activities from time to time related to a variety of matters, such as misleading advertising practice. These allegations, even if factually incorrect or based on isolated events, would result in negative publicity of our KOCs, and may further have an adverse effect on our brand and reputation.

Our brands and products may also be subject to negative publicity for various reasons, such as complaints about the quality of the products, customer services or other public relation incidents of us, which may adversely affect our reputation, brand loyalty and consequently affect the sales of our products. Any such negative publicity, regardless of its veracity, could result in the expenditure of funds and management time and may have a material and adverse effect on our reputation, our business and the trading price of our ADSs.

Moreover, negative publicity concerning us and our business, shareholders, affiliates, directors, officers, employees, agents, other business partners and the industry in which we operate can harm our brand and reputation, regardless of its accuracy. Negative publicity concerning these parties could be related to a wide variety of matters, including, but are not limited to:

•	alleged misconducts or other improper activities committed by our directors, officers, employees, agents and other business partners;

•	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers, employees, KOCs and other business partners;

•	complaints from our followers and customers about our products and services;

•	security breaches of the social media accounts of our KOCs, our customers’ confidential information or transaction data;

•	employment-related claims relating to employment discrimination, working hours violation, tax, wage or pension matters;

•	governmental and regulatory investigations, penalties or claims resulting from misconduct of our KOCs or business partners, or our failure to comply with applicable laws and regulations;

•	negative publicity and claims asserted against our brand partners, especially any product quality issues of our brand partners’ products promoted by our KOCs; and

•	negative publicity of the industry in which we operate, including, but not limited to, bankruptcy and cessation of business operations of any of our major competitors.

If we fail to anticipate and respond to changing customer preferences and shifts in lifestyle brands and market trends in a timely manner, our business and operating results could be harmed.

Our success largely depends on our ability to consistently gauge customers’ tastes and market trends, provide a balanced assortment of merchandize and source brands that satisfies customer demands in a timely manner. Our failure to anticipate, identify or react appropriately and timely to changes in customer preferences, tastes and market trends or economic conditions could lead to, among other things, missed opportunities, excess inventory or inventory shortages, markdowns and write-offs, all of which could negatively impact our profitability. In addition, failure to respond to changing customer preferences and trends in lifestyle brand could negatively impact our brand image with our customers and result in diminished brand loyalty, and thus harm the prospects of our business.

Our product supply chain is essential to our business and is subject to risks associated with demands forecasting, timely supplying and warehousing, as well as maintaining relationship with our suppliers.

We largely depend on our supply chain management capabilities to minimize our inventory risks, maintain our short turnaround time and improve our operational efficiency. However, our demand forecast may not be accurate, which could result in inventory write-offs or inventory shortages. Even if we are able to make accurate demand forecast, our product supply chain may not be able to meet our demand on a timely basis due to unexpected reasons, including but not limited to delays in manufacturing. In addition, warehouses that we operate may not have sufficient capacity to process orders efficiently.

Our product supply chain is also largely dependent on our relationship with our product suppliers. As of December 31, 2020, we worked with over 2,000 product suppliers, including both brand partners and other product resellers and distributors. We cannot assure you that our current product suppliers will continue to sell products or provide services to us on commercially acceptable terms, or at all, after the current term of the agreement expires. If our suppliers cease to transact with us on favorable payment terms or deliver production in a timely manner as agreed under the contract terms, our operations may be materially and adversely affected.

Although we believe our supply chain has capacity to support our current operation, we cannot guarantee our supply chain will be adequate to support our expanded business in the future. Thus, if we fail to manage our supply chain in line with our business expansion, our business, prospects, financial condition and results of operations may suffer.

We may incur liability for counterfeit, unauthorized, illegal or infringing products sold or misleading information available on our platform that we operate or during our KOCs’ sales or promotion. In addition, we may be subject to product liability claims that could be costly and time-consuming.

We promote sales of third-party products and sell our own private label products on our platform, some of which may be defective. We rely on third parties to manufacture our private label products and have limited control over the quality of third-party products sourced from our product suppliers, including both brand partners and other product resellers and distributors. As we are expanding product categories and promoting various third-party brands’ products, our exposure to product risks and liabilities could further increase. If any product that we sell were to cause personal injury or injury to property, the injured party or parties could bring claims against us. We could also be subject to claims from consumers for any harm resulted from their reliance on our KOCs’ promotion of third-party brands’ products. If a successful claim were brought against us, our business could be adversely affected. Although we may have the right under applicable laws, rules and regulations to recover the compensation from the relevant manufacturers or third-party merchants, there can be no assurance that the enforcement of these remedies will be timely and adequate for covering the compensation that we are required to make to consumers. Furthermore, any discovery of counterfeit, unauthorized, illegal or infringing products sold on our online stores or promoted by our KOCs may severely damage our reputation among brand partners, and they may refrain from having further collaborations with us in the future, which would materially and adversely affect our operations and financial results.

In addition, we may be subject to penalties under applicable laws and regulations if we are deemed to have participated or assisted in infringement activities associated with counterfeit goods, unauthorized products, or products, images, logos or any other information that otherwise infringe third parties’ rights, which may include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability, depending on the gravity of such misconduct. Our reputation or operation may also be harmed by third-party brands’ inadequate measures for avoiding counterfeit, unauthorized, illegal or infringing products.

If we fail to develop, upgrade and apply our technologies to support and expand our business, our business may be materially and adversely affected.

We rely on our technology infrastructure and operating systems to carry out the key aspects of our business, including identifying market trends in lifestyle brands, selecting and partnering with quality brand partners, assisting in product designs for our private label brands, forecasting customers’ demands, supporting our product supply chain, enabling effective marketing and distribution, and refining customer services. Although we did not experience any material failure or breakdown of our operating systems in the past, we cannot guarantee that such risks are always under control. In addition, computer viruses, security breaches and information theft may lead to delays or errors in transaction processing, inability to fulfill purchase orders or loss of data. Any interruptions of our operating platform, whether caused by computer viruses, hacking or other security breaches, and errors encountered during platform upgrades or other issues resulting in the unavailability, or slowdown of our information technologies may, individually or collectively, materially and adversely affect our business and results of operations.

The lifestyle brand industry, and in particular combined with e-commerce, is subject to rapid technological changes and innovations. Our technologies may become obsolete or insufficient, and we may have difficulties in following and adapting to technological changes in the lifestyle brand industry in a timely and cost-effective manner, which could impact every key aspect of our business. New technologies developed and introduced by our competitors could render our products and services less attractive or obsolete, thus materially affecting our business and prospects. In addition, our substantial investments in technology may not produce expected results. If we fail to continue to develop, innovate and utilize our technologies or if our competitors develop or apply more advanced technologies, our business, financial condition and results of operations could be materially and adversely affected.

We conduct our business through e-commerce platforms and online social media platforms. The material disruption of those platforms or any adverse changes on our cooperation with them could harm our business and operation.

In fiscal years 2018, 2019 and 2020, we generated the majority of our sales from our self-operated e-commerce platform, O’Mall. Our active KOCs use social media platforms to promote our products. If we are unable to leverage social media platforms to effectively attract followers and convert them into active buyers, or if there is any change, disruption or discontinuity in the features and functions of such social media platforms, our ability to acquire new consumers and our financial condition may suffer.

Moreover, our growth is subject to aforesaid platforms’ traffic growth, account using terms and conditions and regulations, among other factors. If these platforms’ traffic fails to grow in the future, our growth may slow down as well. While these platforms are generally open to all users, they have no obligation to allow us or our KOCs to use their platforms in any circumstances. If we or our KOCs breach the using terms of such platforms, the platform operators may decide at any time to curtail or inhibit our ability to use such platforms. Meanwhile, these platforms may increase their fees or make changes to their respective business models, using terms, policies or systems, and those changes could impair or restrict our or our KOCs’ ability to post content or sell products. In addition, these platforms may be interrupted by regulatory restrictions, cease operations unexpectedly due to a number of events, or even shut down due to their operating problems. We also cannot guarantee we will be able to expand our operation into new emerging e-commerce platforms or online social media platforms in the future.

Any of the above could reduce sales of our self-owned online platforms, our end customers’ engagement time, our KOCs’ ability to post promotional content, and our ability to serve our self-owned online platforms and our brand partners, any of which could affect our ability to maintain profitability or have a material adverse effect on our business, financial condition or results of operations.

Order cancelation as well as merchandize return and exchange policies may adversely affect our business and results of operations.

We allow our customers to cancel orders within six hours after the payment and to return products, subject to our return policy. The order cancelation rate of our self-operated platform, O’Mall, measured by the number of cancelled orders before shipping as a percentage of the total number of orders placed, was approximately 4.5%, 5.3% and 5.5%, respectively, and the product return rate of our self-operated platform, O’Mall, measured by the number of orders returned to us after delivery to customers as a percentage of the total number of orders placed, was approximately 0.7%, 1.0% and 1.3%, respectively, in fiscal years of 2018, 2019 and 2020. Our low order cancelation rate and product return rate may fluctuate or even increase in the future due to various factors, many of which, including changing consumers’ habits and product quality, are beyond our control. In addition, as we diversify our marketing efforts, such as promotion through live streaming and social media, and expand to more sales channels, our order cancelation rate and product return rate may further increase. Moreover, our products might be damaged during transit from time to time, especially during the international transportation, which increases return rate and harms our brands as well. If the rate of order cancelation or product returns increases significantly, our inventory turnovers and cash flow could be adversely affected, and thus harm our financial condition and operating results.

Moreover, we may be required by law to adopt new or amend existing return and exchange policies from time to time. For example, pursuant to the PRC Consumer Protection Law, effective in March 2014, except for certain types of products, consumers are generally entitled to return the products purchased pursuant to PRC laws within seven days upon receipt without giving any reasons when they purchase the products from business operators via the internet. See “Regulation—Regulations Relating to Product Quality and Consumer Protection.” In addition to regulatory requirements, we may also modify our return policies from time to time, which may result in customers’ dissatisfaction or an increase in order cancelation or product returns rates.

Our industry is highly competitive and we may not be able to compete successfully against current and future competitors.

We face intense competition in the lifestyle brand and e-commerce industries in China. See “Industry Overview.” We expect greater competition in the future from existing players and new market entrants. Some of our current and future competitors may have greater brand recognition and financial and other resources than we do, which may make it more difficult for us to maintain or gain market share.

If we are not able to effectively compete against current or future competitors, our business, financial condition and results of operations could suffer. Increased competition may result in higher pricing pressure, reducing our ability to charge higher prices for our products and services, more expenses to attract online traffic, and decreased market share, any of which could materially and negatively affect our business, financial condition and results of operation.

We rely on brand partners, third-party product suppliers, manufacturers, logistics service providers and other vendors to serve our customers. If they fail to provide products or services that are consistent with our standards or applicable regulatory requirements, we may have to find alternative vendors, and our reputation and operation could suffer.

We do not own or operate any manufacturing facilities. Instead, we rely on third-party manufacturers and brand partners and third-party product suppliers to supply all of the products offered on our platform. We enter into framework procurement contracts with different brand partners, third-party product suppliers and manufacturers. The capacities of our brand partners, third-party product suppliers and manufacturers are subject to orders placed by their other clients, which may include our competitors. If our demands increase significantly, or our existing suppliers run out of their capacity, we may not be able to find additional or alternative suppliers in a timely manner. We also cannot guarantee that we will have superior bargaining power over brand partners, third-party product suppliers and manufacturers for our newly launched products. In addition, quality control issues, such as the use of unqualified materials, may exist in certain third-party product suppliers and could cause consumer dissatisfaction and as a result, harm our business.

We rely on third-party logistics service providers to deliver products to our customers. Any delay, damages, loss and inappropriate actions taken by logistics service providers might cause customer complaints. Although we may claim compensation from third-party logistics service providers in some cases, our business, financial condition and results of operations could suffer as well.

If we do not successfully optimize and operate our logistics network, our business and growth strategy could be harmed.

The cost of shipping is one of the largest obstacles to a global consumer trying to complete an online purchase. An important part of our strategy is to remove such obstacle through our expansive, efficient and cost-effective logistics and distribution infrastructure. As part of this strategy, we intend to continue reducing the cost of logistics by enhancing logistic optimization. As we continue to expand our Luca Bank, our brand portfolio, and source brands and products globally, our logistics network will become increasingly complex and operating it may become more challenging. If one or more service providers in our logistics network on whom we rely fail to perform adequately, our ability to optimize and operate our logistics network will be impaired. If we are unsuccessful in continuing to optimize and operate, our logistics network, our fulfillment costs, operating results, financial condition and growth prospects will be adversely affected.

We procure inventory based on our forecast on customer demands, and if we are unable to manage our inventory effectively, our operating results could be adversely affected.

Our scale and business model require us to manage a large volume of inventory effectively. Our forecast on demands may significantly differ from actual demands. Demands may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, promotions, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our consumers may not purchase products in the quantities that we expect. We may not be able to return unsold products to our suppliers unless the products are defective or otherwise agreed with our suppliers. As of December 31, 2018, 2019 and 2020, our inventory provision amounted to RMB4.0 million, RMB10.1 million and RMB14.8 million (US$2.3 million), respectively.

On the other hand, if we underestimate demands and thus run short of inventory, our growth may be adversely affected due to lower sales volume and unsatisfied shopping experiences.

Furthermore, if we fail to negotiate favorable credit terms with our brand partners, third-party suppliers and manufacturers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write- downs or write-offs. In case that we are required to lower sale prices in order to reduce inventory level or to pay higher prices to our suppliers, our profit margins might be negatively affected. Any of the above may materially and adversely affect our business, financial condition and operating results.

If we fail to attract or maintain good relationships with our brand partners, our business, financial condition and results of operation may be adversely affected.

An increasing portion of our revenue has been derived from sales of products of our brand partners, and the success of our product promotion efforts largely depends on our ability to generate sufficient traffic from our follower base. Our ability to direct traffic is subject to various factors, including the quality of our KOC community, content, products, as well as factors that are beyond our control, such as market demand and fashion trend. If our ability to attract traffic or enlarge market share is reduced, we may lose our brand partners or fail to maintain revenue from them, which in turn may adversely affect our business, financial condition and results of operation.

There are uncertainties in the interpretation and application of existing PRC laws, regulations and policies relating to our current business model. If our business model were found to be in violation of applicable laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.

In August 2005, the State Council promulgated the Regulations on the Prohibition of Pyramid Selling, which prohibits individuals and entities in China from engaging in pyramid selling. According to the Regulations on Prohibition of Pyramid Selling, the following activities taken by organizers or operators are considered as “pyramid selling”: (i) taking in new members and compensating each member by giving material awards or other financial benefits, based upon the number of new members directly or indirectly introduced by such member on a rolling basis, so as to gain illegal benefits; or (ii) requesting a sum of money as entry fee or as a condition to membership for new members, either directly or through purchasing commodities, so as to gain illegal benefits; or (iii) requesting members to introduce additional members to establish a multi-level relationship and compensating each member based on the level of sales generated by the additional members introduced by such member, so as to gain illegal benefits. The PRC laws and regulations have not defined “illegal benefit” and the determination of gaining “illegal benefit” is to a large extent subject to discretionary view of the competent authorities in the PRC. See “Regulation—Regulations Relating to Pyramid Selling in the PRC.” We and JunHe LLP, our PRC legal advisor, consulted with the competent government authority in Guangzhou, the district branch of SAMR having direct jurisdiction over our PRC entity that currently contracts with the substantial majority of our marketing partners and provides services to O’Partners, and the government authority verbally confirmed that such PRC entity has conducted its business operations lawfully and that such PRC entity is not in violation of the Regulations on the Prohibition of Pyramid Selling or any other applicable laws. Based on our discussion with the competent government authority and the advice of JunHe LLP, we believe that our current business model is not in violation of applicable PRC laws and regulations, including the Regulations on the Prohibition of Pyramid Selling. However, given the uncertainties in the interpretation and application of existing PRC laws, regulations and policies relating to our current business model, including, but not limited to, regulations regulating pyramid selling, we cannot assure you that the relevant government authorities will not, in the future, find our business model in violation of any applicable regulations. Moreover, new laws, regulations or policies may also be promulgated in the future, and there is no assurance that our current business model will be in full compliance with the new laws, regulations or policies. If our business model were to be found in violation of relevant applicable laws, rules, regulations or policies in the future, we will have to make adjustment to our current business model or cease certain of our business operations, and the relevant governmental authorities may confiscate any illegal gains and impose a fine, which would have a material and adverse impact on our business, financial condition and results of operations.

If we fail to obtain requisite approvals or licenses, or fail to comply with other regulatory requirements applicable to our operations, we may be subject to administrative penalties and our business and operating results could be adversely affected.

Our business is subject to general business regulations governing e-commerce industry. See “Regulation—Regulations Relating to E-Commerce,” “Regulation— Regulations Relating to Product Quality and Consumer Protection” and “Regulation—Regulations Relating to Advertising Business.” We are also subject to supervision and regulation by the State Administration for Market Regulation of the PRC and other relevant PRC government authorities and/or their relevant local counterparts. While we currently hold all material licenses and permits required for our operations, we may be required to renew these licenses and permits upon their expiration or obtain new licenses or permits in the future as a result of our business expansion, changes of our operations, changes in laws and regulations applicable to us, or changes of interpretation from relevant authorities on such laws and regulations.

As the e-commerce and technology industries, including influencers-related business, are still evolving in China, new laws and regulations and enforcement practices may be adopted from time to time, and therefore such industries could be subject to additional regulatory requirements. For example, the E-Commerce Law effective from January 1, 2019 sets forth a series of compliance requirements for e-commerce operators, which include, among others, that individual ecommerce operators must apply for business licenses to qualify for opening online stores on e-commerce platforms, and that e-commerce operators must also duly fulfill their tax obligations. Besides, regulatory authorities may enhance oversight and scrutiny on the tax withholding and declaration practice of the influencers, influencers’ online stores, and other influencers-related business given the public’s heightened attention on individual influencers’ conducts and activities. Furthermore, although relevant PRC government authorities currently have not promulgated any specific laws or regulations governing influencers’ qualifications, activities, behaviors and other elements that may have a material impact to our business, they could tighten the restrictions on influencer-related business and promulgate new laws and regulations in the future. We cannot assure you that our practices or the practices of our influencers have complied, comply or will comply fully with all these regulatory requirements, especially many of which are evolving and subject to interpretation of local authorities.

In addition, we import certain products through certain of our subsidiaries in Hong Kong solely for the purpose of exporting such products to mainland China. Under the import and export regime and regulations of Hong Kong, we may be required to obtain certain licenses, approvals, permits, registrations and/or filings for the import and export of certain types of our products through Hong Kong. See “Regulation––Regulations Relating to Hong Kong Import and Export Regime.” As of the date of this prospectus, we have not received any notification from regulators in relation to any non-compliance with the import and export regulations in Hong Kong in the past three years. However, due to the complexity of the import and export regime and regulations in Hong Kong and the wide variety of our products, we cannot assure you that we have complied with and will be able to comply with all applicable regulations in full. If we are found to be in violation of any such regulation, we may be subject to fines and, depending on the severity of the violation, the directors and senior management of the entity involved may also be subject to potential imprisonment.

Any failure, or perceived failure, by us or our KOCs to comply with any of these requirements could result in damage to our reputation, a loss in business, and proceedings or actions against us which could be costly and disrupt our overall operations. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of noncompliance with any such laws or regulations. Any of these events may have a material and adverse effect on our business, financial condition and results of operations.

We are subject to a variety of laws and other obligations regarding data protection. Privacy concerns or security breaches could result in economic loss and damage our reputation, and expose us to legal penalties and liability.

We collect, process and store significant amounts of data, through our mobile applications, concerning our KOCs, users, brand partners and employees, including personal and transactional data. Such practices are subject to applicable laws, regulations, contractual obligations and industry standards relating to privacy, data protection, information security and consumer protection, including, among others, the Cybersecurity Law of the PRC and the E-Commerce Law of the PRC. See “Regulation—Regulations Relating to Internet Information Security and Privacy Protection.”

These requirements on our practices may be interpreted and applied in a manner that is inconsistent or may conflict with other rules or our practices. As a result, our practices may have not complied or may not comply in the future with all such laws, regulations, requirements and obligations. Any failure to comply with privacy laws, regulations and policies, or abide by privacy or data protection related contractual obligations could adversely affect our reputation, brand and business, and may result in claims, proceedings or actions against us by governmental entities or others or other liabilities or require us to change our operations.

We are subject to risks resulting from privacy concerns and security breaches. While we have taken reasonable measures to protect our data, we cannot guarantee the effectiveness. Our cybersecurity measures may not detect or prevent all attempts to interrupt or illegally access our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or maintained by us. As techniques used to sabotage or illegally access systems change frequently, we may be unable to anticipate, or implement adequate measures to protect against, these attacks. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation or deletion of information or data, or other interruption to our business operations.

We may also fail to prevent data leakage due to misconducts of our employees. To the extent necessary and permissible, we share privacy data with certain third parties such as logistic companies. If these third parties fail to preserve privacy data from us, our reputation and operations may also be adversely affected.

Any fraudulent, collusive or illegal activities by our competitors or our employees would adversely affect our business, financial condition and results of operations.

From time to time, we may face unfair competitions from other companies through manipulation of certain operating data, which are critical in attracting active buyers, KOCs and investors. For example, sellers on other third-party platforms may engage in fictitious or “phantom” transactions with themselves or collaborators in order to artificially inflate their sales volume, ratings and search results rankings on the online marketplaces or forge key statistic on social media platforms for the purpose of inflating their reputation and popularity. Such activities may deceive our buyers, KOCs and investors into believing that such platforms are more popular, reliable or trusted than their competitors. If such activities cannot be detected and prohibited properly or promptly by the regulatory bodies or the online marketplaces and platforms, our business may be negatively impacted and our results of operations may be adversely affected.

In addition, we may face other malicious acts from third parties. Malicious orders could also subject us to negative publicity and third-party investigations in relation to fictitious or “phantom” transactions. We have adopted procedures to detect and deal with malicious orders. Despite the measures taken, we cannot assure you that our business would not be adversely affected should we continue to experience this, or that malicious act from third parties.

Moreover, fraudulent, collusive or illegal activities by our employees, such as fraud, bribery or corruption, could also subject us to liability, negative publicity, punishments by the online platforms, including the closure of our shops in some extreme circumstances, or cause other legal liabilities or losses. We have adopted internal policies to uphold business integrity and implemented measures to detect and prevent the occurrence of any fraudulent, collusive or illegal activities within our organization. However, since we are operating in an evolving industry with a rapidly changing regulatory environment, our compliance policies and measures may not be as effective as we expected. There can be no assurance that the measures, procedures and controls we implement will prevent fraudulent, collusive or illegal activities by our employees. Any such activity by our employees could severely damage our brands and reputation and materially and adversely affect our business, financial condition and results of operations.

We may face litigations or disputes arising out of exaggerated promotion or advertisement of our brand partners’ products. Our advertising content may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations and third-party e-commerce platforms requirements, we are obligated to monitor our advertising content to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, advertisements are prohibited from containing, among other prohibited content, false or misleading content, superlative wording such as “the state-level,” “the highest grade,” “the best”, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. According to PRC E-Commerce law and Anti-Unfair Competition Law, a business operator must not engage in false or misleading commercial promotions or publicities about the performances, functions, qualities, sales condition, user reviews and credits of its commodities or by means of fictitious deals, fabricated user comments or otherwise to deceive or mislead consumers. Even if we have adopted internal rules and policies to forbid those behaviors, we cannot assure you the effectiveness. Violation of these laws, regulations and/or third-party e-commerce platforms requirements may subject us to penalties and/or third-party e-commerce platforms’ investigation and punishment, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In such circumstances involving serious violations by us, PRC government authorities and/or third-party e-commerce platforms may force us to take the products off the shelves, terminate our advertising operations or revoke our licenses. See “Regulation—Regulations Relating to Advertising Business.”

Given the uncertainty in the interpretation of these PRC laws and regulations, we cannot assure you that all the content contained in our advertisements is true, accurate and not exaggerated as required by the advertising laws and regulations and third-party e-commerce platforms’ requirements, and all such content or our business practice for advertising complies with relevant compliance requirements in all aspects. If we are found to be in violation of applicable PRC advertising laws and regulations and/or third-party e-commerce platforms requirements, we may be subject to penalties and our reputation may be harmed, which may negatively affect our business, financial condition, results of operations and prospects.

Our results of operations may fluctuate due to the seasonality of our business and other events, which could cause our stock price to decline.

We have experienced, and expect to continuously experience, seasonal fluctuations in our results of operations, due to seasonal changes in sales volume, as well as seasonality in our advertising services. For example, we generally experience lower sales volume in the first quarter of each year primarily due to Chinese New Year holiday season and higher sales volume in the third and fourth quarter of each year primarily due to our special seasonable promotion events held in September and November each year. In addition, the business hours of our logistics and fulfillment service will be impacted by the holidays Moreover, our results of operations may fluctuate due to changes in production cycle and launch of new styles or events.

Any occurrence of a natural disaster or widespread health epidemic, including the recent COVID-19 outbreak, could have a material adverse effect on our business, financial condition and results of operations.

An outbreak of disease or similar public health threat, or fear of such an event, could have a material adverse impact on our business. Since December 2019, a novel strain of coronavirus named COVID-19 has spread throughout China and worldwide. In March 2020, the World Health Organization declared the COVID-19 a pandemic. COVID-19 is considered highly contagious and poses a serious public health threat. In an effort to control the spread of COVID-19, many countries around the world, including China, have imposed unprecedented quarantine measures, social distancing policies, travel restrictions, and closure of stores and facilities, resulting in a substantial reduction in economic activities.

Our business operations have been adversely affected by the foregoing measures. During the outbreak, we experienced temporary disruption to our business operations, such as temporary closure of office facilities and shortage of human resources. Also, since our third-party suppliers and manufacturers are based across the countries, we may continue to experience supply chain disruption and delayed delivery of products. The COVID-19 outbreak resulted in temporary factory closures, inability to obtain materials, supply chain disruptions and disruption of transportation of goods produced in China and other affected regions, impacting our suppliers’ manufacturing and sourcing activities. Even though business activities in China have largely resumed since March 2020, it may still take some time for our business, especially sales of products sourced globally, to return to normal due to travel restrictions between China and numerous other countries around the world.

As COVID-19 continues to evolve into a worldwide health crisis, it has adversely affected the fashion industry in which we operate, as a whole, and the global economy and financial markets, resulting in significant declines in the global stock markets. Although most of our operations are online which are less affected by the COVID-19 outbreak, we cannot assure you that our business will not suffer from a general downturn of the fashion industry caused by the outbreak. While we are monitoring the situation, we cannot predict at this time for how long and to what extent the COVID-19 outbreak may impact our business operations. If the COVID-19 outbreak is not effectively controlled in a short period of time, our business and results of operations could be adversely affected to the extent the COVID-19 outbreak harms the China or world economy generally. Any potential impact to our business will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or treat its impact, almost all of which are beyond our control. To the extent COVID-19 adversely affects our business and financial results, it may also have the effect of heightening many other risks described in this “Risk Factors” section.

Our business is also vulnerable to natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of other widespread health epidemics, such as swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola and other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of such a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. Such events could cause a temporary closure of the facilities we use for our operations. Our operations could be disrupted if any of our employees or employees of our business partners were suspected of having any contagious disease, since this could require us or our business partners to quarantine some or all of such employees or disinfect the facilities used for our operations. Our operations could also be severely disrupted if our buyers, sellers or other participants were affected by such natural disasters, health epidemics or other outbreaks. In addition, our revenues and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or PRC economy in general and our industry as a whole.

If we cannot successfully protect our intellectual property and exclusive rights, our brand and business would suffer.

We rely on a combination of trademark, patent, copyright, domain name and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights and other exclusive rights. We also enter into agreements containing confidentiality obligations with our employees and any third parties who may access our proprietary technology and information, and we rigorously control access to our proprietary technology and information.

Nevertheless, we cannot guarantee that we can successfully protect our intellectual property and exclusive rights from unauthorized usage by third parties or breach of confidentiality obligations by our counterparties. For example, there could be other online stores imitating or copying our self-designed products without our prior consent, which may harm our reputation and operations. Furthermore, a third party may take advantage of the “first-to-file” trademark registration system in China to register our brands in bad faith, which will cause us to incur additional costs for legal actions. Moreover, confidentiality obligations may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights and exclusive rights or to enforce our contractual rights in China or elsewhere.

In addition, policing any unauthorized use of our intellectual property and exclusive rights is difficult, time-consuming and costly. The precaution steps we have taken for protecting our rights may be inadequate. In the event that we resort to litigation to enforce our intellectual property rights and exclusive rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation or that we would be able to halt any unauthorized use of our intellectual property and exclusive rights. In addition, our trade secrets may be leaked to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be accused of infringing intellectual property or proprietary rights of third parties.

We cannot assure you that our content, product design, our offerings or our technologies do not or will not infringe upon copyrights or other intellectual property rights (including, but not limited to, trademarks, patents and know-how) held by third parties. For example, the design of third-party products and our products may be similar and result in intellectual property disputes. Nor can we assure you that our use of software or any other intellectual properties in business and operation will not be alleged by any third party as infringement resulting from lack of licenses. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims. We may also be prohibited from using such intellectual property or relevant content. As a result, we may incur licensing or usage fees, develop alternatives of our own, or even need to pay damages, legal fees and other costs. Even if such assertions against us are unsuccessful, they may cause us to lose existing and future business and incur reputational harm and substantial legal fees. As a result, our reputation may be harmed and our business and financial performance may be materially and adversely affected.

We have adopted policies and procedures to prohibit our KOCs, employees and business partners from infringing upon third-party copyright or other intellectual property rights. However, we cannot assure you that they will not, against our policies, use third-party copyrighted materials or intellectual property without proper authorization, and therefore result in disputes. In addition, we may incur liability for unauthorized duplication or distribution of materials used in our online store and during our services. Although we have set up rules and procedures to enable copyright owners to provide us with notice of alleged infringement, given the volume of content we offer, we may not be able to identify and remove all potentially infringing content that may exist, and thus we may encounter intellectual property claims against us.

We may not be able to obtain sufficient capital to maintain or expand our business.

We have incurred net loss and negative cash flow from operating activities in the past, and we may continue to experience losses and negative cash flow from operating activities in the future.In addition, our business operations and expansion require a substantial amount of capital, and, we may lack of working capital periodically in the future. We expect our business operations will continue to require a substantial amount of working capital, and we cannot assure you that we will be able to maintain positive cash flows from operations in the future. To expand our business, we have also incurred, and expect to continue to incur, substantial costs to expand our KOC matrix, diversify online traffic channels and improve our supply chain. We may only be able to recover such costs over the long term.

We have historically funded our operations with cash generated from our operation and contributions from our shareholders. There can be no assurance that we will be able to generate sufficient cash from our operations to fund our capital requirements or raise additional funds through equity or debt financings on satisfactory terms or at all, in which case we may be required to prioritize projects or curtail capital expenditures, and our results of operations could be adversely affected. On the other hand, if we raise funds through debt financings, we may also become subject to restrictive covenants that could limit our future capital raising activities and other financial and operational matters. If we raise funds through further issuances of equity or equity-linked securities, our existing shareholders could suffer significant dilution in their percentage ownership of our company.

If we are unable to carry out sales and marketing activities cost-effectively, our business, financial condition and results of operations may be materially and adversely affected.

We rely on our diversified marketing efforts and multi-channel sales and distribution network to enlarge our customer base and drive the growth of customer spending. We incurred RMB113.0 million, RMB127.2 million and RMB243.8 million (US$37.4 million) in sales and marketing expenses in fiscal years of 2018, 2019 and 2020, respectively. Our sales and marketing activities may not be well received by the market and may not result in the levels of sales that we anticipate. We also may not be able to retain or recruit a sufficient number of experienced sales and marketing personnel, or to train newly hired sales and marketing personnel, which we believe is critical to implementing our sales and marketing strategies cost-effectively. Further, sales and marketing approaches and tools in China’s e-commerce industry are evolving rapidly, which requires us to continually enhance our sales and marketing approaches and experiment with new methods to keep pace with industry developments and customer preferences. Failure to carry out sales and marketing activities in a cost-effective manner may reduce our market share, cause our net revenues to decline, negatively impact our profitability, and materially harm our business, financial condition and results of operations.

Our product suppliers, manufacturers, independent contractors or commercial partners may engage in misconduct or other improper activities, including unfair competition and noncompliance with laws and regulations, which may adversely affect our business and results of operations.

We are exposed to the risk that our product suppliers, manufacturers, independent contractors or commercial partners may engage in misconduct. Misconduct by these parties could include intentional, reckless or negligent conduct or improper sales, marketing and business arrangements, in particular, arrangements that may constitute unfair competition. It is not always possible for us to identify and deter misconduct by our product suppliers, independent contractors or commercial partners, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown, unmanaged risks and losses, or in protecting us from negative publicity, governmental investigations, actions or lawsuits stemming from such misconducts. No matter whether we can succeed in dealing with negative publicity or defending against investigations or actions, we could incur substantial costs and divert the attention of management, which could adversely affect our ability to operate our business and our results of operations.

We face challenges and risks associated with diversifying our monetization channels.

We generate most of our revenues from our integrated e-commerce business model which involves the sales of lifestyle products we sourced from third-party product suppliers as well as our private label products. We have established self-owned online platforms, targeting different customer groups to diversify our product portfolio and expand into additional verticals to further increase our monetization capabilities under this model. We have also monetized our KOC network, brand portfolio and operational capabilities to generate revenues under our service model.

We plan to continue to explore additional opportunities to increase our monetization channels. If these efforts fail to achieve our anticipated results, we may not be able to increase or maintain our revenue growth and we may not be able to recoup our investments with respect to any new initiatives, in which case our business, financial condition and results of operations could be materially and adversely affected.

If we fail to provide satisfying customer services, our business and reputation will be adversely affected.

We depend on our smart customer service system and our customer service representatives to provide assistance to customers of our online stores. We have also outsourced part of our customer service to third parties whose service qualities are not fully under our control. See “Business—Customer Services.” If they fail to satisfy the individual needs of customers, our sales could be negatively affected and we may lose potential or existing brand partners, which could have an adverse effect on our business, financial condition and results of operations.

The success of our business depends on the continuing efforts of our senior management and other key personnel. If we fail to retain, attract and train such personnel, our business may be materially and adversely affected.

The success of our business depends significantly on our senior management. In particular, we rely on the expertise, experience and vision of our senior management team. We have entered into employment agreements and agreements containing non-compete, non-solicitation and confidentiality obligations with our senior management and other key personnel. However, such agreements do not ensure their continued service. If any of them becomes unable or unwilling to continue to contribute their services to us, we may not be able to replace them easily, or at all. As a result, our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected.

Additionally, our future success also depends on our ability to attract, recruit and train a large number of qualified employees and retain existing key employees. Competition for discovering and signing talents in the internet influencer economy and e-commerce industry in China is intense, and the availability of suitable and qualified candidates in China is limited. In order to compete for talents, we may need to offer higher compensation, better trainings, more attractive career opportunities and other benefits to our employees, which may be costly and burdensome. There can be no assurance that we will be able to retain a qualified workforce necessary to support our future growth. Furthermore, our ability to train and integrate new employees into our operations may not meet the demands of our growing business. Any of the above issues related to our workforce may materially and adversely affect our operations and future growth.

Previous acts of and court judgment against our founder, director and Chief Executive Officer, Mr. Cong (Kenny) Li, could be perceived to harm our reputations that could lead to material and adverse effects on our business, financial condition, results of operations and prospect.

Our founder, director and Chief Executive Officer, Mr. Cong (Kenny) Li was given a fixed-term sentence of 10 months with a probation period of one year, and a fine in the amount of RMB3,000 in June 2016 by a district court in Guangzhou, China (the “Trial Court”) for being found to have attempted to sell certain products without pre-approval by the CFDA (as defined below) (the “Judgment”). As of the date of this prospectus, Mr. Cong

(Kenny) Li has fully paid the fine imposed by the Judgment and was not required to serve any part of the fixed-term sentence after the probation period lapsed in June 2017. According to the Judgment, in June 2015, Mr. Cong (Kenny) Li imported, through legal e-commerce channels, milk powder, food supplements and medicines for personal use in relation to an import and export exhibition. Stored in a warehouse located in Guangzhou, such products, however, were later seized by the then local bureau of the former State Food & Drug Administration (now known as the National Medical Products Administration (the “NMPA”), the “CFDA”) during a check-up of the warehouse. In the Judgment, the Trial Court held that under the then effective Pharmaceutical Administration Law of the PRC (2015 Revision) and the Criminal Law of the PRC, imported milk powder, food supplements and medicines without pre-approval by the CFDA were considered to be counterfeit drugs and selling such products constituted a criminal offense, even though such imported products were produced by qualified overseas manufacturers. If the defendant had started to commit such crime but was prevented from completing the sales due to reasons independent from his will, such attempt to sell counterfeit drugs also constituted a criminal offense. For details concerning such incident involving Mr. Cong (Kenny) Li as well as subsequent changes in the PRC laws that could potentially lead to different legal consequences of Mr. Cong (Kenny) Li’s acts, see “Management.”

Although the Judgment was entered into by the Trial Court against him in his personal capacity, such acts and the Judgment against him could be perceived to materially and adversely harm our reputations due to Mr. Cong (Kenny) Li’s positions as the founder, director and Chief Executive Officer of our company and his instrumental roles in managing our operations and driving our strategies and growth. Such damages to our reputations may lead to losses of our brand partners, users and other business partners and prevent us from pursuing attractive business opportunities in our existing and future markets, including securing future potential partnership with other brand partners. In addition, there could be no assurance that the regulatory and governmental authorities that have jurisdiction over our business and operations will not, as a result of the Judgment against Mr. Cong (Kenny) Li, take any adverse actions against us, challenge the legality or validity of the business activities carried out by our PRC entities during the periods when Mr. Cong (Kenny) Li served as a director or officer of such PRC entities, or otherwise frustrate our efforts to obtain, renew or comply with the terms of any of the regulatory licenses, permits, qualifications or certificates that are material to our existing or future business. In the event that any of such adverse consequences occurs, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We may be challenged by relevant government authorities for products sold on our platform sourced from suppliers who fail to comply with PRC customs laws and regulations and similar laws and regulations in other jurisdictions.

A large portion of products sold on our platform are imported from countries or regions outside of China. Pursuant to relevant PRC customs laws and regulations, failure to complete proper import procedures or evading custom duties may lead to administrative or criminal sanctions imposed by competent PRC governmental or judicial authorities. Moreover, competent PRC governmental or judicial authorities may also impose sanctions on anybody who has (i) directly purchased illegally imported goods with the knowledge that such goods were illegally imported into China, or (ii) intentionally financed or otherwise assisted in such activities. Thus, our standard purchase agreement requires our suppliers to warrant to us as to the legality of the importing procedure of such products in either the purchase agreement with us or other written documents. According to our suppliers, for certain commercial and confidential reasons, they did not provide us with complete customs declaration documents or documents evidencing due payment of import duties. In addition, we cannot assure you that all of our suppliers are fully aware of customs laws and regulations that they should follow. Therefore, although our suppliers warrant that such products are imported legally through the proper import procedures and with the payment of the requisite custom duties, we cannot fully verify such statements ourselves.

We also operate business outside of China where we are subject to local customs law and regulations. Although, we have not in the past been the subject of any regulatory investigations or any civil, administrative or criminal sanctions under PRC customs laws and regulations and other similar laws and regulations in other jurisdictions, due to uncertainties in the interpretation and enforcement of such customs laws and regulations, we may be determined by competent governmental or judicial authorities to be in violation of PRC and other jurisdictions customs laws and regulations as a result of purchasing goods from law-breaking suppliers.

We may be subject to litigation, allegations, complaints and investigations from time to time arising out of our operations, and our reputation and operations may be adversely affected.

We have not been subject to any material allegations or complaints in the past, but we may be involved in legal and other disputes in the ordinary courses of our business, including allegations against us for potential infringement of third-party copyrights or other intellectual property rights, as well as customer complaints in relation to our refund policy, the quality of our products, data security and other dissatisfactions. We might also be involved in governmental investigations for advertisements or content posted on our or our KOCs’ stores or accounts or other aspect of our business operation in the future. Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or harm our brand equity. If a lawsuit or governmental proceeding against us is successful, we may be required to pay substantial damages or fines. We may also lose, or be limited in, the rights to offer some of our content, products and services or be required to make changes to our content offerings or business model. As a result, the scope of our content, product and service offerings could be reduced, which could adversely affect our ability to attract new customers, harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability.

We may experience barriers to conducting business and trade in our targeted overseas markets in the form of delayed customs clearances, customs duties and tariffs. In addition, we may be subject to repatriation taxes levied upon the exchange of income from local currency into foreign currency, substantial taxes on profits, revenues, assets and payroll, as well as value-added tax. The markets in which we plan to operate may impose onerous and unpredictable duties, tariffs and taxes on our business and products, and there can be no assurance that this will not reduce the level of sales that we achieve in such markets, which would reduce our revenues and profits.

We may fail to renew our leases upon expiration and our use of some leased properties could be challenged by third parties or governmental authorities, in which case we may have to relocate our offices or warehouses and be subject to potential fines.

As of December 31, 2020, we leased an aggregate of over 6,900 square meters of office space and an aggregate of over 67 thousand square meters of warehouses in mainland China and Hong Kong and over 41 thousand square meters of warehouses outside of China. Our operations depend on the due execution and performance of these leases and whether we are able to negotiate these leases on satisfactory terms. Lessors may not duly perform their obligations under the leases, such as unexpected termination. In addition, we may fail to successfully renew leases upon expiration of their current terms, and have to relocate our operations.

Lessors of our certain leased properties in China, which are not our principal operation properties, have not provided us with copies of title certificates or proof of authorization to lease these properties. If those lessors are not the legal owners of the properties and they have not obtained competent authorizations from the legal owners of the properties or have not obtained requisite approvals or permits with respect to the construction of such properties from the relevant government authorities, our leases could be invalidated. If our lease agreements are claimed as null and void by third parties who are the actual owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. In addition, some of our leased properties have use restrictions in their title certificates such as not to be used as offices, which the parties to the leases have otherwise intended to. This may also lead to uncertainties as to our continuation of occupation of the premises during the lease term. If we are asked to evacuate, or the relevant governmental authorities challenge the landlord on the ground of non-compliance of usage of such properties, we could be required to vacate the properties. As of the date of this prospectus, we are not aware of any claim or challenge brought by government authorities or any other third parties concerning the use of our leased properties without obtaining proper ownership proof or in contravention of the permitted use of such leased properties. We cannot guarantee that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we fail to relocate our operations in a timely manner, our operations may be interrupted.

In addition, we have not registered some of our lease agreements with relevant government authorities as required by PRC law. According to the PRC law, failure to complete the lease registration will not affect the legal effectiveness of the lease agreements, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time. The failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of unregistered lease agreements.

We may expand our business through acquisitions, investments or strategic alliances in the future, but we might not be able to successfully pursue synergy from acquisitions or to achieve the benefits we expect from recent and future investments, strategic alliances and acquisitions.

We may form strategic alliances or make strategic investments and acquisitions from time to time to complement and enhance our existing business. We may experience difficulties in integrating our operations with the newly invested or acquired businesses, implementing our strategies or achieving expected levels of revenues, profitability, productivity or other benefits. Moreover, if the businesses we acquire or invest in or our strategic alliances or partnerships do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such transactions, which would harm our business, financial condition and results of operations.

In addition, we may not be able to identify appropriate strategic investment or alliance targets when it is necessary or desirable to make such acquisition or investment to remain competitive or to expand our business. Even if we identify an appropriate target, we may not be able to negotiate the terms of the transaction successfully. In the event that we do not have control over the companies in which we only have minority stake, we cannot ensure that these companies will at all times comply with applicable laws and regulations in their business operations. Material noncompliance by our investees may cause substantial harms to our reputation and the value of our investment.

We may not have sufficient insurance coverage.

We have purchased property insurance covering our inventories and to insure the authenticity and quality of our products and maintain a few other insurances to manage unexpected risks during our operations. However, we cannot assure you that our insurance coverage is sufficient to prevent us from any losses or that we will be able to successfully claim for losses under our current insurance policies on a timely basis, or at all.

In addition, we do not maintain business interruption insurance, product liability insurance, general third-party liability insurance or key man insurance. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to which we address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of December 31, 2018, 2019 and 2020 and for each of the three years in the period ended December 31, 2020, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to our (i) lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules and (ii) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements. We are in the process of implementing a number of measures to address the material weaknesses and deficiencies that have been identified. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, we cannot assure you that these measures may fully address the material weaknesses and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we will become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. We may not be able to anticipate and identify accounting issues, or other risks critical to financial reporting that could materially impact the consolidated financial statements. Generally, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and failure to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

The enforcement and development of the PRC Labor Contract Law and other labor related regulations, as well as the increases in labor costs in the PRC may adversely affect our business and results of operations.

We are subject to the compliance with the PRC labor-related laws and regulations. In particular, the PRC Labor Contract Law has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to, under certain circumstances, terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the PRC Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include noncompetition terms, the PRC Labor Contract Law requires us to pay economic compensation to the laborer on a monthly basis during the term of noncompetition after such employment is terminated, which will increase our operating expenses.

In addition, we are required by PRC laws and regulations to make social insurance registration and open housing fund contributions account with relevant governmental authorities and pay various statutory employee benefits, including pensions, a housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has paid for adequate requisite statutory employee benefits for all of its employees, and those employers who fail to make adequate payments or fail to pay such payments for all of its employees may be subject to late payment fees, fines and/or other penalties. If we fail to make adequate social insurance and housing fund contributions, we may be subject to fines and legal sanctions, and our business, financial condition and results of operations may be adversely affected. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing the prices of our products and services, our financial condition and results of operations would be materially and adversely affected.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses. Vesting of the RSUs granted will increase the number of our shares in circulation, which may affect the market price of our shares.

In December 2015, our PRC subsidiary Guangzhou Onion adopted the 2015 Liangkeshu Share Incentive Plan, or the 2015 PRC Plan. We adopted the Restricted Share Unit Scheme, or the 2019 RSU Scheme, on May 3, 2019, at the Cayman Islands’ level in preparation for this offering, to replace the 2015 PRC Plan. The purpose of the 2019 RSU Scheme is to recognize and reward participants for their contribution to our company, to attract suitable personnel and to provide incentives to them to remain with and further contribute to us. See “Management—2019 RSU Scheme.”

Under the 2019 RSU Scheme, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to restricted share units granted thereunder is 1,115,466 ordinary shares, which have been reserved for issuance pursuant to the 2019 RSU Scheme accordingly. The awards representing 660,000 restricted share units issued under the 2015 PRC Plan have been fully replaced by the awards issued under the 2019 RSU Scheme. As of the date of this prospectus, a total of 1,109,697 RSUs corresponding to 1,109,697 underlying ordinary shares have been granted to the participants under the 2019 RSU Scheme, excluding awards that were forfeited, cancelled or exercised after the relevant grant dates. Such ordinary shares will be redesignated as Class A ordinary shares on a one-on-one basis immediately prior to the completion of this offering.

Pursuant to the 2019 RSU Scheme, the performance condition for awards granted thereunder will be satisfied upon completion of this offering; and as a result, we expect to, upon the date of the completion of this offering, record a significant amount of cumulative share-based compensation expenses for those awards for which the vesting conditions have been satisfied as of such date. Had all vesting conditions been satisfied as of December 31, 2020, we would have recognized share-based compensation expenses of RMB354.8 million (US$54.5 million) for those awards, related to a total of 1,109,697 RSUs representing 1,109,697 underlying ordinary shares granted to the participants under the 2019 RSU Scheme as of the date of this prospectus (excluding awards that were forfeited, cancelled or exercised after the relevant grant dates).

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we expect to grant additional share-based awards to our employees in the future. As a result, our expenses associated with share-based awards may increase, which may have an adverse effect on our results of operations.

Any failure by us or our business partners to comply with product safety, labor, tax or other laws, or to provide safe conditions for our or their workers may damage our reputation and brand and harm our business.

Our products are subject to regulation by various governmental authorities in China. Such products could be in the future subject to potential recalls and other remedial actions. Product safety, labeling and licensing concerns, including consumer disclosure and warning regarding chemical exposure, may result in recall or suspended offering of products, which in turn could result in a material adverse effect on our operating results.

We procure products from a variety of third-party suppliers, manufacturers and other business partners. If they fail to comply with applicable laws and regulations, we may also face or get involved in litigations, which could increase our legal costs. In addition, other misconduct of our business partners such as failure to provide safe and humane working conditions could harm our reputation and business as well.

Our use of licensed third-party or open source software could negatively affect our ability to provide consistent online experiences.

We use software licensed from third parties. Any interruptions that result from the unavailability of the software licensed from third parties may affect the quality of our services offered online. We may also encounter problems when software licensed from third parties is upgraded, and undetected programming errors could adversely affect the performance of the software we use to provide our services.

In addition, we use open source software in the applications we have developed to operate our business and will use open source software in the future. We could be required to seek licenses from third parties in order to continue using the open source software we are permitted to use currently, in which case licenses may not be available on terms that are acceptable to us, or at all. Alternatively, we may need to re-engineer our self-owned online stores or discontinue the use of portions of the functionality provided by our self-owned online stores. Our inability to use third-party software could result in disruptions to our business, or delays in the development of future offerings or difficulties in enhancing our operating platforms, which could materially and adversely affect our business and results of operations.

We rely on commercial banks and third-party online payment service providers for payment processing and escrow services on our platform. If these payment services are restricted or curtailed in any way or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

All online payments for products sold on our platform are settled through commercial banks or third-party online payment service providers (collectively, the “Third-Party Payment Companies”). Our business depends on the billing and payment systems of these payment service providers to maintain accurate records of payments of sales proceeds by users and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or we have to change the pattern of using these payment services for any reason, the attractiveness of our platform could be materially and adversely affected.

In addition, we are susceptible to fraud, user data leakage and other illegal activities in connection with online payment. Further, we pay interchange and other fees for certain payment channels, which may increase our operating costs and thus reduce our profitability.

Certain commercial banks in China impose limits on the amounts that may be transferred by automated payment from users’ bank accounts to their linked accounts with third-party online payment services. We cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our platform.

In addition, the Third-Party Payment Companies that we work with are subject to the supervision of the People’s Bank of China, or the PBOC. The PBOC may publish rules, guidelines and interpretations from time to time regulating the operation of financial institutions and payment service providers, which may in turn affect how they provide payment services to us. For example, in November 2017, the PBOC published a notice, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and payment service providers to unlicensed entities. The PBOC Notice intends to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting unlicensed payment settlement service business, to safeguard the fund security and information security.

In practice, we use licensed Third-Party Payment Companies to distribute payments in consideration for services rendered by O’Partners, marketing partners and KOCs. We provide information on payment amounts, account details and other transaction related documents to the Third-Party Payment Companies before such payments are distributed by them. As of the date of the prospectus, we have not received any notification from the relevant government authorities, including PBOC, requiring us to adjust our payment settlement model. Although we do not involve directly with receiving or making such payments through any of our accounts in such payment settlement model, we cannot assure you that the PBOC or other governmental authorities will find our cooperation model with the Third-Party Payment Companies with respect to our online platform sales business model to be in compliance with the PBOC Notice. If required by the PBOC or other relevant governmental authorities in the future, we may need to adjust or suspend our cooperation model with the Third-Party Payment Companies, and be subject to fines and other sanctions.

We are also subject to other general rules, regulations and regulatory requirements governing electronic fund transfer, which may change or be reinterpreted by relevant governmental authorities from time to time. If we fail to comply with these rules, regulations and regulatory requirements, we may be subject to fines, have to pay higher transaction fees, or even lose our ability to process electronic fund transfers, any of which could materially and adversely affect our business, financial condition and results of operations.

Certain of our key performance indicators are subject to inherent challenges in measurement, and actual or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track certain key operating metrics based on raw data, such as number of orders and active buyers and GMV, including third-party social media and e-commerce platforms. Data from such sources may include information relating to fraudulent accounts and interactions with our online platform or the social media accounts of our KOCs, including as a result of the use of bots or other automated or manual mechanisms to generate false impressions. We have only a limited ability to verify data from third parties, and perpetrators of fraudulent impressions may change their tactics and use more sophisticated technologies, which would make it more difficult for us to detect such activities. In addition, we cannot guarantee third-party social media and e-commerce platforms will continue to provide us raw data in the future.

We track certain key operating metrics using internal data analytics tools, which have certain limitations. If we miscount operating metrics due to the errors of internal data analytics tools, issues with the data received from third parties, or incorrect data results from our employees’ misconducts or omissions, the data we report may not be accurate or comparable with prior periods. Our methodologies for tracking metrics may also change over time, which could result in changes to the metrics we report. In addition, limitations, changes or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer-term strategies.

If we discover material inaccuracies in raw data from third parties, or if we cannot calculate any of our key performance metrics with a sufficient degree of accuracy, or if our performance metrics cannot fairly represent our performance, our business, financial condition and operating results could be adversely affected.

The estimates of market opportunity and forecasts of market growth in this prospectus may prove to be inaccurate. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our addressable market size are subject to change over time, and there is no assurance that any target customers covered by our market opportunity estimates will purchase our products at all or generate any particular level of revenue for us. Any expansion in our market depends on a number of factors, including the cost, performance, competition and perceived value associated with our products and services. Even if the market in which we compete meets the size estimates and growth forecasted, our business could fail to grow at similar rates, if at all, due to various factors, including failure to execute our growth plan, ineffective management over operations and adverse impact from negative publicity. Accordingly, the forecasts of market growth should not be taken as indicators of our future growth.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns over regional instability and tension, such as the relationship among China and other Asian countries, which may result in, or intensify potential conflicts in relation to, territorial disputes, and the trade disputes between the United States and China. The outbreak of COVID-19 throughout the world could also result in an economic downturn globally. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, the growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down in recent years and may materially decline in the future. We are an online fashion player and conduct substantially all of our operations in China; therefore, any deterioration of the PRC economy, decrease in disposable income and fear of a recession may lead to reductions of customers’ demand and their spending on fashion products with us and our brand partners. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

Risks Related to Our Corporate Structure

We rely on contractual arrangements with our VIE to use, or otherwise benefit from, the foreign restricted licenses and permits, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with our VIE to use, or otherwise benefit from, certain foreign restricted licenses and permits that we may need in the future as our business continues to expand, such as the internet content provider license, or the ICP license, held by a subsidiary of our VIE. However, these contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective and may incur substantial costs. If the VIE’s shareholders breach the terms of these contractual arrangements and voluntarily liquidate our VIE, or our VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIE, which could adversely affect our business, financial condition and results of operations. Furthermore, if our VIE undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIE, thereby hindering our ability to operate our business as well as constraining our growth.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact our business, financial condition and results of operations.

On March 15, 2019, the National People’s Congress of the PRC promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced a trio of laws regulating foreign investment in China, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The enacted Foreign Investment Law does not mention concepts such as “actual control” and “controlling PRC companies by contracts or trusts” that were included in the previous drafts, nor does it specify regulation on controlling through contractual arrangements, and thus this regulatory topic remains unclear under the Foreign Investment Law. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. See “Regulation—Regulations Relating to Foreign Investment.” Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment.

Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, such as unwinding our existing contractual arrangements and/or disposal of our related business operations, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. There is no guarantee that the contractual arrangements and our business will not be adversely affected in the future due to changes in PRC laws and regulations. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could adversely affect our current corporate structure, corporate governance and business operations.

The uncertainties in the PRC legal system may subject our contractual arrangements to different interpretations or enforcement challenges.

There may be uncertainties in the PRC legal system that could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and there is little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delays. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.

The shareholders of our VIE may have actual or potential conflicts of interest with us and fail to perform their obligations under our contractual arrangements, which, in turn, may adversely affect our business and financial condition.

The shareholders of our VIE may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we may invoke the right under the equity pledge agreements with the shareholders of the VIE to enforce the equity pledge in the case of the shareholders’ breach of the contractual arrangements. For individuals who are also our directors, we rely on them to abide by the laws of the Cayman Islands, which provide that directors owe a fiduciary duty to the Company that requires them to act in good faith and in what they believe to be the best interests of the Company and not to use their position for personal gains. The shareholders of our VIE have executed shareholders’ power of attorney to appoint WFOE or a person designated by WFOE to vote on their behalf and exercise voting rights as shareholders of our VIE, which we have re-assigned to our board of directors or any officer authorized by the board of directors. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and the PRC tax authorities may adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

We conduct substantially all of our operations in China and most of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are, to a significant degree, subject to economic, political and legal developments in China. The economy of China differs from the economies of most developed countries in many respects, including the extent of government involvement, its level of development, its growth rate and its control over foreign exchange. In recent years, the PRC government has implemented measures emphasizing market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises. However, a significant portion of productive assets in China is still owned by the PRC government. The PRC government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, restricting the inflow and outflow of foreign capital and providing preferential treatment to particular industries or companies. The PRC government also has significant authority to exert influence on the ability of a China-based company, such as our company, to conduct its business. As the PRC economy has become increasingly linked with the global economy, China is affected in various respects by downturns and recessions of major economies around the world. The various economic and policy measures enacted by the PRC government to forestall economic downturns or bolster China’s economic growth could materially affect our business. Any adverse change in the economic conditions in China, policies of the PRC government or laws and regulations in China could have a material adverse effect on the overall economic growth of China and, in turn, our business.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

Our operating subsidiaries are incorporated under and governed by the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in China, our operations are principally governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance cost or become subject to additional restrictions in our operations.

Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. In addition, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

Uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft Anti-Monopoly Guidelines for Platform Economy and draft Personal Information Protection Law and how it may impact our business operations.

In November 2020, the State Administration for Market Regulation, or the SAMR, published for comments the draft Guidelines to Anti-Monopoly in the Field of Platform Economy, or the Draft Anti-Monopoly Guidelines for Platform Economy. The Draft Anti-Monopoly Guidelines for Platform Economy provides operational standards and guidelines to be applied in identifying certain monopolistic acts of internet platforms which are prohibited to restrict unfair competition and safeguard users’ interests, including without limitation, prohibiting personalized pricing using big data and analytics, selling products below cost without reasonable causes, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundle services to sell services or products. In addition, internet platforms’ compulsory collection of user data may be viewed as abuse of dominant market position that may have the effect to eliminate or restrict competition. The Draft Anti-Monopoly Guidelines for Platform Economy further emphasizes that concentration of undertakings with the VIE structure will also be subject to the SAMR’s anti-monopoly review if the thresholds for notification are met. The SAMR is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. In October 2020, the Standing Committee of the National People’s Congress officially released the draft for the first reading of the Personal Information Protection Law, or the Draft Personal Information Protection Law. The Draft Personal Information Protection Law provides the basic regime for personal information protection, including without limitation, stipulating an expanded definition of personal information, providing a long-arm jurisdiction in cross-border scenarios, emphasizing individual rights, and prohibiting rampant infringement of personal information, such as stealing, selling, or secretly collecting personal information. If the Draft Anti-Monopoly Guidelines for Platform Economy or the Draft Personal Information Protection Law is promulgated as an effective regulation in the future, we cannot assure you that our business operations will comply with such regulation in all respects and we may be ordered to terminate certain of our business operations that are deemed illegal by the regulatory authorities and become subject to fines and/or other sanctions.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and as such, our investors are deprived of the benefits of such inspection. In addition, various legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection and other developments due to political tensions between the United States and China may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditors are located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act has been signed into law on December 18, 2020, which will require the SEC to propose rules within 90 days after its enactment to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. On March 24, 2021, the SEC adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCA Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction (including China) and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. Before any registrant will have to comply with the interim final amendments, however, the SEC must implement a process for identifying such a registrant. Thus, the SEC is currently seeking public comment on this identification process.

Consistent with the HFCA Act, the amendments will require any such identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant. The SEC staff is also currently assessing how best to implement other requirements of the HFCA Act, including the identification process and the trading prohibition requirements.

Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. It is unclear if and when any of such proposed legislations will be enacted. We could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. See “—We could be delisted if we are unable to meet the PCAOB inspection requirements in time.”

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the president executive orders in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

We could be delisted if we are unable to meet the PCAOB inspection requirements in time.

On December 18, 2020, the Holding Foreign Companies Accountable Act was enacted. In essence, the act requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. Our independent registered public accounting firm is located in and organized under the laws of the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are not currently inspected by the PCAOB.

The enactment of the Holding Foreign Companies Accountable Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, and the market price of our ADSs could be materially adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be delisted from the NYSE and our ADSs will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.- listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of our ADSs from the NYSE or the termination of the registration of our Class A ordinary shares under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and all are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China.

The recognition and enforcement of foreign judgments are basically provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the Cayman Islands or many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment if it is decided as having violated the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

The SEC, U.S. Department of Justice and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Legal and other obstacles to obtaining information needed for investigations or litigation or to obtaining access to funds outside the United States, lack of support from local authorities, and other various factors make it difficult for the U.S. authorities to pursue actions against non-U.S. companies and individuals, who may have engaged in fraud or other wrongdoings. Additionally, public shareholders investing in our ADSs have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class actions under securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. As a result of all of the above, you may have more difficulties in protecting your interests in your emerging market investments.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and services of any debt we may incur. Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, our VIE and its subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

To address the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or the SAFE Circular 3, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions (or resolutions of partners), original tax filing form and audited financial statements of such domestic enterprise based on the principal of genuine transaction. The PRC government may strengthen its capital controls from time to time and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under PRC law, legal documents for corporate transactions, including agreements and contracts, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC administration for market regulation. A company chop or seal may serve as the legal representation of the company towards third parties even when unaccompanied by a signature.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application, which will then be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or our VIE. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

If the preferential tax treatments and government subsidies granted by PRC government become unavailable, our results of operation and financial condition may be adversely affected.

We currently enjoy preferential tax treatment granted by the PRC government to one of our VIE subsidiaries and benefit from subsidies granted by local governments, and such preferential tax treatments and government subsidies may become unavailable in the future. Any increase in the enterprise income tax rate applicable to our subsidiaries, our VIE or the subsidiaries of our VIE in China, or any discontinuation or reduction of any of the preferential tax treatments and local government subsidies currently enjoyed by us will negatively affect our results of operation and financial condition.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and making loans to our VIE or its subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, as well as any loans we provide to our VIE or its subsidiaries, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to registration with SAMR or its local counterpart and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) any of our PRC subsidiaries may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, they may only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. Additionally, any medium or long-term loans to be provided by us to our VIE or its subsidiaries must be registered with the NDRC and the SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries or loans by us to our VIE or its subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective on June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including, but not limited, to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted renminbi shall not be provided as loans to its non-affiliated entities. On October 23, 2019, SAFE further issued the Circular of the State Administration of Foreign Exchange on Further

Promoting the Facilitation of Cross-Border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China as long as such investments do not violate then effective negative list for foreign investments and the target investment projects are genuine and in compliance with laws. In addition, Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange-related rules. Violations of these circulars could result in severe monetary or other penalties.

Fluctuations in exchange rates could have an adverse effect on our results of operations and the value of your investment.

The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. Since June 2010, the renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, renminbi has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right (SDR) along with the U.S. dollar, the euro, the Japanese yen and the British pound. In the fourth quarter of 2016 the renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the renminbi and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the renminbi to appreciate against the U.S. dollar. Significant revaluation of the RMB may have a material adverse effect on your investment. Substantially all of our net revenues and costs are denominated in renminbi. Any significant revaluation of RMB may adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into renminbi for capital expenditures and working capital and other business purposes, appreciation of renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs, and if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIE to pay off their respective debt in a currency other than renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, establish additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the SAMR should be notified in advance of any concentration of undertaking if certain thresholds are triggered. Transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. In addition, the PRC national security reviews rules which became effective in September 2011 requiring mergers and acquisitions by foreign investors of PRC companies engaged in military- related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM and the SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. See “Regulation—Offshore Investment”.

We are committed to complying with and to ensuring that our shareholders and beneficial owners who are subject to these regulations will comply with the relevant SAFE rules and regulations. However, due to inherent uncertainty in the implementation of the regulatory requirements by the PRC authorities, such registration might not be always practically available in all circumstances as provided in those regulations.

We have requested all shareholders or beneficial owners who directly or indirectly hold shares in our Cayman Islands holding company and are known to us as being PRC residents to complete their registration with or to obtain approval by the local SAFE, the National Development and Reform Commission, or the NDRC, or MOFCOM branches. However, we may not be informed of the identities of all the PRC individuals or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE, NDRC and MOFCOM regulations. In addition, one of our PRC subsidiaries incorporated a Hong Kong company without first obtaining relevant record-filing or registrations required under relevant SAFE, NDRC and MOFCOM regulations. Any failure or inability by such shareholders, beneficial owners or our subsidiaries to comply with SAFE, NDRC and MOFCOM regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007 and 2008. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Employee Stock Incentive Plan.”

In addition, the State Administration of Taxation has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or restricted share units vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or restricted share units. In addition, the sales of our ADSs or shares held by such PRC individual employees after their exercise of the options, or the vesting of the restricted shares or restricted share units, are also subject to PRC individual income tax. If the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders (including our ADS holders) that are non-resident enterprises. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such gain is treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the sale or other disposition of ADSs or Class A ordinary shares by such shareholders (including ADS holders) may be subject to PRC tax at a rate of 20% (which in the case of dividends may be withheld at source). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders

(including ADS holders) of our company would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these bulletins, or to establish that our company should not be taxed under these bulletins, which may have a material adverse effect on our financial condition and results of operations.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If our self-owned online store or content is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

Risks Related to the ADSs and This Offering

An active trading market for our ordinary shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

We have applied to list the ADSs on the NYSE. We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for the ADSs or our ordinary shares, and we cannot assure you that a liquid public market for the ADSs will develop. The initial public offering price for the ADSs was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of the ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

In addition, investing in securities of issuers based in emerging market countries, including China, frequently involves a greater degree of risks and uncertainties when compared to investments in securities of issuers located in more established markets. These factors may affect your ability to sell the ADSs at your desired price and time. If an active and liquid market for the ADSs does not develop or is not maintained, the market price and liquidity of the ADSs may be materially and adversely affected.

Under our proposed dual-class share structure with different voting rights, holders of Class B ordinary shares will have complete control of the outcome of matters put to a vote of shareholders, which will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

We have adopted a dual-class share structure such that our ordinary shares will consist of Class A ordinary shares and Class B ordinary shares, which will become effective immediately prior to the completion of this offering. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person who is not an affiliate of Cong (Kenny) Li, or upon a change of ultimate beneficial ownership of any Class B ordinary share to a person who is not an affiliate of Cong (Kenny) Li, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. There is no limit on the circumstances where holders of Class B ordinary shares may transfer or otherwise dispose of their Class B ordinary shares. We will sell Class A ordinary shares represented by the ADSs in this offering.

Immediately upon the completion of this offering, our Founders will beneficially own all of our issued Class B ordinary shares, and they will in the aggregate hold approximately 54.9% of our total issued and outstanding share capital and 91.7% of the aggregate voting power of our total issued and outstanding share capital, assuming the underwriters do not exercise their over-allotment option.

As a result of this dual-class share structure, the holders of our Class B ordinary shares will have complete control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Assuming no exercise of the over-allotment options by the underwriters, immediately following the completion of this offering, the holders of Class B ordinary shares will continue to control the outcome of a shareholder vote (i) with respect to matters requiring an ordinary resolution which requires the affirmative vote of a simple majority of shareholder votes; and (ii) with respect to matters requiring a special resolution which requires the affirmative vote of no less than two-thirds of shareholder votes. The holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders or holders of the ADSs. It may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

We will incur additional costs as a result of being a public company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. These additional costs could negatively affect our financial results. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the NYSE, may increase legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our net revenues, earnings and cash flows;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new offerings, solutions and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services or our industry;

•	announcements of new regulations, rules or policies relevant to our business;

•	additions or departures of key personnel;

•	our controlling shareholder’s business performance and reputation;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class-action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class-action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$6.57 per ADS, representing the difference between the initial public offering price of US$8.25 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, and our net tangible book value per ADS as of December 31, 2020, after giving effect to the net proceeds we receive from this offering. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon the completion of this offering.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price.

Sales of substantial amounts of ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be 12,500,000 ADSs (representing 1,250,000 Class A ordinary shares) issued and outstanding immediately after this offering, or 14,375,000 ADSs (representing 1,437,500 Class A ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we, our directors, executive officers and existing shareholders have agreed, subject to certain exceptions, not to sell any ordinary shares or ADSs for 180 days (or 12 months in the case of Cong (Kenny) Li and Li Bai Global Limited). However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity have centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may pay a dividend out of either profit or a share premium account, provided always that in no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business.

Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in the ADSs.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

The M&A Rules purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval is required, it is uncertain how long it will take for us to obtain such approval, and any failure to obtain or a delay in obtaining CSRC approval for this offering may subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

JunHe LLP, our PRC counsel, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of this offering and the listing and trading of our ADSs on the NYSE because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; (ii) we established the WFOEs by means of direct investment and not through a merger or acquisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules; and (iii) no provision in the M&A Rules classifies the contractual arrangements under the VIE agreements as a type of acquisition transaction falling under the M&A Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel, and hence, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. If it is determined in the future that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of the ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may be narrower in scope or less developed than they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. In addition, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit, subject only to very limited equitable constraints. One of the examples of such constraint is that the exercise of voting rights to amend the memorandum or articles of association of a Cayman Islands company must be exercised in good faith for the benefit of the Company as a whole.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions which have been passed by shareholders, register of mortgages and charges, and a list of current directors) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation of rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.” However, the deposit agreement gives you the right to submit claims against us to binding arbitration, and arbitration awards may be enforceable against us and our assets in China even when court judgments are not.

Forum selection provisions in our post-offering memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs, or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our post-offering memorandum and articles of association provide that the federal district courts of the United States are the exclusive forum within the United States (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Our deposit agreement with the depositary bank also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) will have jurisdiction to hear and determine any suit, action, or proceeding and to settle any dispute between the depositary bank and us that does not involve any other person or party that may arise out of or relate in any way to the deposit agreement, including claims under the Securities Act or the Exchange Act. Holders and beneficial owners of our ADSs, by holding an ADS or an interest therein, understand and irrevocably agree that any legal suit, action, or proceeding against or involving us or the depositary bank arising out of or related in any way to the deposit agreement, ADSs, or the transactions contemplated thereby or by virtue of ownership thereof, including without limitation claims under the Securities Act or the Exchange Act, may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks jurisdiction or such designation of the exclusive forum is, or becomes, invalid, illegal, or unenforceable, in the state courts of New York County, New York). However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our post-offering memorandum and articles of association or our deposit agreement with the depositary bank to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our post-offering memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our post-offering memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the Class A ordinary shares underlying your ADSs.

As an exempted company incorporated in the Cayman Islands, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Amended and Restated Memorandum and Articles of Association provide that we may (but are not obliged to) each year hold a general meeting as our annual general meeting. As a holder of ADSs, you will not have any direct right to attend general meetings of our company or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the Class A ordinary shares underlying your ADSs. Upon receipt of your voting instructions, the depositary may try to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our amended and restated articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and deliver our voting materials to you, if we ask it to. We cannot assure you that you will receive the voting materials in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q, quarterly certifications by the principal executive and financial officers or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. For example, U.S. domestic issuers are required to file annual reports within 60 to 90 days from the end of each fiscal year. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands and listed on the NYSE, we are subject to corporate governance listing standards of NYSE. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE that listed companies must have: (i) a majority of independent directors; (ii) a nominating/corporate governance committee composed entirely of independent directors; and (iii) an audit committee that consists of at least three members. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under NYSE corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for the current or any future taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or our Class A ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties, and certain investment gains. Cash is generally a passive asset for these purposes. Goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income.

Based on the manner in which we conduct our business, the expected composition of our income and assets and the expected value of our assets (including goodwill, which is based on the expected price of the ADSs in this offering), we do not expect to be a PFIC for our current taxable year or the foreseeable future. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year. Our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time, including the value of our goodwill (which may be determined, in large part, by reference to our market capitalization, which could be volatile). Therefore, our risk of being or becoming a PFIC will increase if our market capitalization declines while we hold a substantial amount of cash (including cash raised in this offering) and financial investments. Moreover, it is not entirely clear how the contractual arrangements between us, our VIE and its nominal shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us for these purposes. Because of these uncertainties, there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer held ADSs or Class A ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” (subject to alternative treatment if the U.S. taxpayer is able to and does make a valid mark-to-market election) and additional reporting requirements. See “Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to:

•	general economic, political, demographic and business conditions in China and globally;

•	fluctuations in inflation and exchange rates in China and globally;

•	our ability to implement our growth strategy;

•	our ability to maintain and expand our brand portfolio, including our network of brand partners and third-party product suppliers, as well as our private label offerings;

•	our ability to maintain the popularity of or any loss of any of our leading brand partners;

•	our ability to maintain KOC loyalty or sustain growth of our KOC community;

•	our ability to compete and conduct our business in the future;

•	the availability of qualified personnel and the ability to retain such personnel;

•	the expected growth and competition in the lifestyle brand industry in China;

•	changes in government policies and regulation;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We expect to receive total estimated net proceeds from this offering of approximately US$90.9 million, or approximately US$105.2 million if the underwriters exercise their option to purchase additional ADSs in full, based on the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We plan to use the net proceeds of this offering primarily for the following purposes:

•	approximately 50% for development of private label brands and brand partnerships;

•	approximately 20% for expansion and diversification of our marketing and distribution channels;

•	approximately 15% for enhancement of our technological capabilities; and

•	approximately 15% for working capital and other general corporate purposes, including potential strategic investments and acquisitions.

We have no present understandings, commitments or agreements to enter into any acquisitions or investments. The actual amount and timing of the planned spending for the purposes listed above will depend upon a number of factors, including the growth of our sales, competitive developments in lifestyle brands market and e-commerce, the actual capital expenditures and our cash flow from operations and the growth of our business and other factors described in “Risk Factors.” Accordingly, we will have broad discretion in deploying the net proceeds of this offering.

If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and to our consolidated VIE only through loans, and only if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and making loans to our VIE or its subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business.” Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiaries and VIE in the PRC are subject to certain statutory limits. See “Regulation—Regulation on Foreign Debt” for more information about such statutory limits.

We are able to use all of the net proceeds from this offering for investment in our operations in the PRC by funding our PRC subsidiaries through capital contributions which is not subject to any statutory limit on the amount under PRC laws and regulations. We expect that the net proceeds from this offering to be used in the PRC will be in the form of RMB and, therefore, our PRC subsidiaries will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations. All of the net proceeds from this offering would be available for investment in our operations in the PRC, subject to the foregoing statutory limits on the amount of loans provided to our PRC subsidiaries and the laws and regulations on the conversion from U.S. dollars into Renminbi.

DIVIDEND POLICY

We have not previously declared or paid any cash dividend or dividend in kind and we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—Regulations on Dividend Distribution.” and “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our Class A ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.”

CAPITALIZATION

The table below sets forth our capitalization as of December 31, 2020:

•	on an actual basis; and

•

on a pro forma as adjusted basis to give effect to (i) the re-designation of 4,840,000 ordinary shares into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering; (ii) the re-designation of all of the remaining issued and outstanding ordinary shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and (iii) the issuance and sale of 1,250,000 Class A ordinary shares in this offering, and the receipt of approximately US$90.9 million in estimated net proceeds, considering an offering price of US$8.25 per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus), after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, and the use of proceeds therefrom (assuming the underwriters do not exercise their option to purchase additional ADSs).

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Actual		Pro forma as adjusted(1)
	RMB	US$	RMB	US$
	(in thousands)
Ordinary shares (par value of US$0.0001 per share; 500,000,000 shares authorized; 9,109,312 shares issued and 7,993,846 shares outstanding on an actual basis)	5	1	—	—
Class A ordinary shares (par value of US$0.0001 per share; 254,269,312 shares authorized; 4,403,846 shares issued and outstanding on a pro forma as adjusted basis)	—	—	3	—
Class B ordinary shares (par value of US$0.0001 per share; 4,840,000 shares authorized; 4,840,000 shares issued and outstanding on a pro forma as adjusted basis)	—	—	3	1
Additional paid-in capital	833,855	127,794	1,426,722	218,655
Statutory reserves	9,984	1,530	9,984	1,530
Accumulated deficit	(408,099)	(62,544)	(408,099)	(62,544)
Accumulated other comprehensive income	566	87	566	87

Total Onion Global Limited shareholders’ equity	436,311	66,868	1,029,179	157,729

Non-controlling interests	5,595	857	5,595	857

Total shareholders’ equity	441,906	67,725	1,034,774	158,586

Total capitalization	441,906	67,725	1,034,774	158,586

Note:

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$8.25 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital and total shareholders’ equity by US$11.6 million.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per Class A ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2020 was approximately US$64.2 million, or US$8.04 per ordinary share as of that date and US$0.80 per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our goodwill and total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share as adjusted from the initial public offering price per ordinary shares. Because holders of the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in such net tangible book value after December 31, 2020, other than to give effect to our issuance and sale of 12,500,000 ADSs offered in this offering (assuming the underwriters do not exercise their over-allotment option) at an assumed initial public offering price of US$8.25 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2020 would have been approximately US$155.1 million, or US$16.78 per ordinary share and US$1.68 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$65.72 per ordinary share, or US$6.57 per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution at an assumed initial public offering price of US$8.25 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus and all ADSs are exchanged for Class A ordinary shares:

Initial public offering price per Class A ordinary share	US$82.50
Net tangible book value per ordinary share as of December 31, 2020	US$8.04
Pro forma net tangible book value per ordinary share as adjusted to give effect to this offering	US$16.78
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$65.72
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$6.57

The pro forma information discussed above is illustrative only.

The following table summarizes, on a pro forma basis as of December 31, 2020, the differences between the existing shareholders and the new investors with respect to the number of Class A ordinary shares purchased from us in this offering, the total consideration paid and the average price per Class A ordinary share paid at the initial public offering price of US$8.25 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses. The total number of Class A ordinary shares does not include 187,500 Class A ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option to purchase additional ADSs granted to the underwriters.

			Total Consideration
	Class A Ordinary shares Purchased		Amount (in thousands of US$)		Average Price Per Class A Ordinary Share	Average Price Per ADS
	Number	Percent		Percent	US$	US$
Existing shareholders	7,993,846	86%	127,795	55%	16.00	1.60
New investors	1,250,000	14%	103,125	45%	82.50	8.25
Total	9,243,846	100%	230,920	100%

A US$1.00 increase (decrease) in the assumed public offering price of US$8.25 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to the offering by US$11.6 million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$1.26 per Class A ordinary share and US$0.13 per ADS and the dilution in pro forma as adjusted net tangible book value per Class A ordinary share and per ADS to new investors in this offering by US$8.74 per Class A ordinary share and US$0.87 per ADS, assuming no change to the number of ADS offered by us as set forth on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The discussion and tables above also assume no exercise of any stock options outstanding as of the date of this prospectus. As of the date of this prospectus, we have granted 1,109,697 RSUs corresponding to 1,109,697 ordinary shares under the 2019 RSU Scheme, excluding awards that were forfeited, cancelled or exercised after the relevant grant dates, and all of such RSUs remain outstanding and unvested as of the date of this prospectus. Such ordinary shares will be redesignated as Class A ordinary shares on a one-on-one basis immediately prior to the completion of this offering. To the extent that any of these RSUs become vested, there will be further dilution to new investors in our company.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and JunHe LLP, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Maples and Calder (Hong Kong) LLP has

informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

PRC

We have been advised by JunHe LLP, our PRC legal counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. JunHe LLP has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding the ADSs or Class A ordinary shares.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

Guangzhou Onion Vogue Group Co., Ltd. (formerly known as Guangzhou Liangkeshu Network Technology Co., Ltd.), or Guangzhou Onion was incorporated in July 2009. We formally commenced our operations via Guangzhou Onion starting in September 2015. In June 2018, Onion Global Limited, our current ultimate holding company, was incorporate under the laws of the Cayman Islands. In July 2018, Guangzhou Transasia Trading Co., Ltd. (formerly known as Guangzhou He Shanshan Investment Co., Ltd.) was established as our wholly foreign owned entity, or WFOE, to control Guangzhou Onion. From 2017 to 2020, we also established a number of overseas entities (which are currently not material to our group as a whole) in South Korea, Japan, Thailand and Malaysia, with a view to expand our overseas business in the future.

Each of Guangzhou Onion and several of its subsidiaries is holding an ICP license to operate our online data and transaction processing business, which falls into the category of value-added telecommunications services. Because of the restrictions on foreign ownership of companies providing value-added telecommunications services and to ensure compliance with the PRC laws and regulations, WFOE entered into a series of contractual arrangements with Guangzhou Onion and each of its shareholders, as amended and restated, through which we obtained control over Guangzhou Onion. We also delivered a financial support letter to Guangzhou Oinion, pursuant to which we undertake to provide unlimited financial support to Guangzhou Onion, including provision of cash, entrusted loans and borrowings, to the extent permissible under the applicable PRC laws and regulations. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, Guangzhou Onion. We treat Guangzhou Onion and its subsidiaries as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. For more details and risks related to our VIE structure, please see “Our History and Corporate Structure—Contractual Arrangements with Our VIE and Its Shareholders” and “Risk Factors—Risks Relating to Our Corporate Structure.”

Our Corporate Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and VIE, immediately upon the completion of this offering.

Notes:

(1)

Shareholders of Guangzhou Onion Vogue Group Co., Limited are: Purple Gas Was Shawn Limited Partnership, Hangzhou Xianfeng Qiyun Investment Limited Partnership, Guangzhou Yilian Equity Investment Partnership (Limited Partnership), Shenzhen Futian SAIF Dynamiques Equity Investment Fund Partnership (Limited Partnership), Xiamen SAIF Equity Investment Partnership (Limited Partnership), Beijing Liangjun Junze Management Center (Limited Partnership), Beijing Liangjun Huize Management Center (Limited Partnership), Beijing Liangjun Ruize Management Center (Limited Partnership), Goldjet Logistics Group Co., Ltd. and Beijing Liangjun Hongze Management Center (Limited Partnership), all of whom are also shareholders of Onion Global Limited.

(2)

Nine subsidiaries of Guangzhou Onion are: Guangzhou Onion Fans Technology Co., Ltd., Doubletree (Tibet) Trading Co., Ltd., Guangzhou Lifestyle Co., Ltd., Guangzhou Peacheese Information Technology Co., Ltd., Guangzhou Ocean Unbounded Technology Co., Ltd., Guangzhou Young Internet Co., Ltd., Zhuhai Young Supply Chain Technology Co., Ltd., Guangzhou EQuick Technology Co., Ltd., and VOYAGE OF THE DAWN TRADING LIMITED (a Hong Kong company).

Contractual Arrangements with Our VIE and Its Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and related businesses. We are a company registered in the Cayman Islands, our PRC subsidiaries, are considered as foreign-invested enterprises. To comply with PRC laws and regulations, we use Guangzhou Onion, our VIE in the PRC, to provide internet information services. Through a series of contractual arrangements, we exercise effective control over, and are considered the primary beneficiary of, our VIE and consolidate its operating results in our financial statements under the U.S. GAAP.

In the opinion of JunHe LLP, our PRC legal counsel, (i) the ownership structure of WFOE, our VIE and subsidiaries of the VIE are not in violation with applicable PRC laws and regulations currently in effect and (ii) each of the contractual arrangements described below are valid, binding and enforceable, and do not result in any violation of PRC laws or regulations currently in effect. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our value-added telecommunication services and related business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. For a description of the risks related to these contractual arrangements and our corporate structure, please see “Risk Factors—Risks Related to Our Corporate Structure.”

The following is a summary of the contractual arrangements by and among WFOE, our VIE and its shareholders. For the complete text of these contractual arrangements, please see the copies filed as exhibits to the registration statement filed with the SEC of which this prospectus forms a part.

Exclusive Business Cooperation Agreement

Guangzhou Onion entered into an exclusive business cooperation agreement on September 19, 2018, as amended and restated on September 26, 2020 with WFOE (the “Exclusive Business Cooperation Agreement”). Pursuant to the Exclusive Business Cooperation Agreement, WFOE has the exclusive right to provide technical support, business support and consulting services related to Guangzhou Onion and its subsidiaries. In exchange for these services, Guangzhou Onion and its subsidiaries pay service fees to WFOE in an amount equal to 100% of the consolidated net profit and other service fees based on the nature of the services rendered to Guangzhou Onion. The service fees can be adjusted at the sole discretion of WFOE. Without the prior written consent of WFOE, Guangzhou Onion and its subsidiaries may not procure services from any third party or enter into similar service arrangements with any other third party, while WFOE has the right to designate any party to provide such services. The agreement will remain in effect for ten years and will be automatically renewed for another ten years unless WFOE unilaterally terminates the agreement by giving written notification, or until all the equity interests in or assets of Guangzhou Onion have been acquired by WFOE, whereas under no circumstances may Guangzhou Onion terminate this agreement.

Exclusive Call Option Agreement

Each of the shareholders of Guangzhou Onion entered into an exclusive call option agreement with WFOE and Guangzhou Onion on September 19, 2018, as amended and restated on September 26, 2020 (the “Exclusive Call Option Agreement”). Under the Exclusive Call Option Agreement, each of shareholders of Guangzhou Onion irrevocably and unconditionally granted WFOE, or its designee(s) an option to purchase all or a portion of its respective equity interest in Guangzhou Onion at the minimum price permitted by applicable PRC laws. In addition, Guangzhou Onion irrevocably and unconditionally granted WFOE, or its designee(s) an option to purchase all or a portion of its assets at the minimum price permitted by applicable PRC laws. Any proceeds received by the shareholders from the exercise of the right shall be remitted to the WFOE or its designee(s). Each of the shareholders of Guangzhou Onion agreed that without WFOE’s written consent, among others, it shall not transfer, mortgage or create any security interest on any of its equity interest in Guangzhou Onion. Additionally, each of the shareholders of Guangzhou Onion further agreed that without WFOE’s written consent, among other things, it shall not transfer or dispose any of its equity interest in its subsidiaries. The shareholders cannot request any dividends or other form of assets. If dividends or other form of assets were distributed, the shareholders are required to transfer all received distribution to the WFOE or its designee(s). The Exclusive Call Option Agreement shall remain binding and effective until the termination of the Equity Interest Pledge Agreement either upon the request of WFOE or when all of the equity interest in or assets of Guangzhou Onion’s have been transferred to WFOE under the Exclusive Call Option Agreement.

Voting Rights Proxy Agreement

Each of the shareholders of Guangzhou Onion has signed a voting rights proxy agreement with WFOE and Guangzhou Onion on September 19, 2018, as amended and restated on September 26, 2020 (the “Voting Rights Proxy Agreement”). Under the Voting Rights Proxy Agreement, Guangzhou Onion and its shareholders agreed to irrevocably entrust WFOE to represent his, her or its to exercise all the voting rights to which it is entitled to as a shareholder of Guangzhou Onion, including but not limited to proposing to convene or attend shareholder meetings, signing resolutions and minutes of such meetings, exercising all the rights as shareholders in such meeting (including but not limited to voting rights, nomination rights and appointment rights), and the right to sell, transfer, pledge or dispose of all the equity held in part or in whole, and exercising all other rights as shareholders. WOFE has the right to reassign or transfer rights related to Guangzhou Onion’s equity interest to any other person or entity at any time upon written notice without consent from our VIE’s shareholders. The Voting Rights Proxy Agreement shall remain effective until the termination of this agreement either at WFOE’s sole discretion or when all of the equity interest or all of the assets of Guangzhou Onion have been transferred to WFOE.

Equity Interest Pledge Agreement

Guangzhou Onion and each of its shareholders entered into an equity interest pledge agreement with WFOE, dated September 19, 2018, as amended and restated on September 26, 2020 (the “Equity Interest Pledge Agreement”). Under the Equity Interest Pledge Agreement, each shareholder of Guangzhou Onion has irrevocably and unconditionally pledged its equity interest in Guangzhou Onion to WFOE to secure their obligations under the Exclusive Business Cooperation Service Agreement, the Exclusive Call Option Agreement and the Voting Rights Proxy Agreement. The WFOE or its designee(s) will have the right to receive all of Guangzhou Onion’s dividends and profits distributed on the pledged equity. If Guangzhou Onion or any of its shareholders breaches its contractual obligations, the WFOE is entitled to certain rights regarding the pledged equity interests, including the right to receive proceeds from the auction or sale of all or part of the pledged equity interests of Guangzhou Onion in accordance with PRC law. Each shareholder of Guangzhou Onion further agreed to not transfer or pledge their respective equity interest in Guangzhou Onion without the prior written consent of WFOE. The Equity Interest Pledge Agreement will remain binding until the pledgors discharged all of their obligations under the Exclusive Business Cooperation Service Agreement, the Exclusive Call Option Agreement and the Voting Rights Proxy Agreement. The Equity Interest Pledge Agreement may also be terminated either at WFOE’s sole discretion or when all of the equity interest in or assets of Guangzhou Onion have been transferred to WFOE under the Exclusive Call Option Agreement.

Financial Support Letter

We executed a financial support letter dated September 19, 2018, addressed to Guangzhou Liangkeshu Network Technology Co., Ltd., the predecessor of Guangzhou Onion (the “Financial Support Letter”). Pursuant to the Financial Support Letter, we undertake to provide unlimited financial support to Guangzhou Onion, including provision of cash, entrusted loans and borrowings, to the extent permissible under the applicable PRC laws and regulations. We will not request repayment of the loans or borrowings if Guangzhou Onion or their shareholders do not have sufficient funds or are unable to repay. The Financial Support Letter may be terminated until the earlier of (1) the date on which all of the equity interests of Guangzhou Onion have been acquired directly or indirectly by us or our designated representative (individual or legal person); or (2) the date of unilateral termination by us, at our sole and absolution discretion, or (3) by giving thirty (30) days prior written notice to Guangzhou Onion of our intention to terminate this letter.

We expect to provide the financial support if and when required with a portion of the proceeds from this offering and proceeds from the issuance of equity or debt securities in the future.

SELECTED CONSOLIDATED FINANCIAL DATA

The following summary consolidated statement of comprehensive (loss)/income data for the years ended December 31, 2018, 2019 and 2020, summary consolidated balance sheet data as of December 31, 2018, 2019 and 2020 and summary consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus, which were prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Our Summary Consolidated Financial Data and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our selected consolidated statements of comprehensive (loss)/income data for the years ended December 31, 2018, 2019 and 2020.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for shares and per share data)
Summary Consolidated Statement of Comprehensive (Loss)/Income Data:
Revenues:
Total revenues	1,805,220	2,850,724	3,810,660	584,009
Operating cost and expenses:
Cost of revenues	(1,437,612)	(2,308,004)	(3,032,110)	(464,691)
Fulfillment expenses	(225,066)	(212,183)	(201,635)	(30,902)
Technology and content expenses	(17,395)	(19,889)	(24,316)	(3,727)
Selling and marketing expenses	(113,016)	(127,160)	(243,784)	(37,362)
General and administrative expenses(1)	(77,084)	(50,597)	(63,151)	(9,678)

Total operating cost and expenses	(1,870,173)	(2,717,833)	(3,564,996)	(546,360)

Other operating income	1,100	13,105	10,238	1,569

(Loss)/income from operations	(63,853)	145,996	255,902	39,218

Other (expenses)/income:
Interest income	3,613	1,529	6,758	1,036
Interest expense	(673)	(87)	(755)	(116)
Foreign exchange loss	(12,704)	(21,240)	(20,168)	(3,091)
Other (expenses)/income, net	(7,234)	(4,369)	14,992	2,298

Total other (expenses)/income	(16,998)	(24,167)	827	127

(Loss)/income before income taxes and share of losses from equity method investments	(80,851)	121,829	256,729	39,345

Income tax expenses	(13,370)	(15,067)	(29,848)	(4,574)

(Loss)/income before share of losses from equity method investments	(94,221)	106,762	226,881	34,771

Share of losses from equity method investments	(529)	(3,928)	(18,879)	(2,893)

Net (loss)/income	(94,750)	102,834	208,002	31,878

Less: net loss attributable to non-controlling interests	(346)	(361)	(1,657)	(254)

Net (loss)/income attributable to Onion Global Limited	(94,404)	103,195	209,659	32,132
Accretion to redemption value of redeemable preferred shares	(17,167)	—	—	—
Deemed dividend—extinguishment of redeemable preferred shares	(511,190)	—	—	—

Net (loss)/income attributable to ordinary shareholders	(622,761)	103,195	209,659	32,132

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for shares and per share data)

(Loss)/earnings per share:
Basic and diluted	(109)	13	26	4

Weighted average shares outstanding used in (loss)/earnings per share computation:
Basic and diluted	5,738,630	7,993,846	7,993,846	7,993,846

Other comprehensive income/(loss)
Foreign currency translation adjustment net of tax of nil	665	(70)	737	113

Total other comprehensive income/(loss), net of tax	665	(70)	737	113

Comprehensive (loss)/income	(94,085)	102,764	208,739	31,991
Less: Comprehensive loss attributable to non-controlling interests	(202)	(308)	(1,536)	(235)

Comprehensive (loss)/income attributable to Onion Global Limited	(93,883)	103,072	210,275	32,226

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for percentages, shares and per share data)
Share-based compensation expenses:
General and administrative expenses	39,515	—	—	—

Total	39,515	—	—	—

The following table presents our selected consolidated balance sheet data as of December 31, 2018, 2019 and 2020.

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
		(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	99,802	230,632	241,706	37,403
Restricted cash	—	—	8,014	1,228
Short-term investments	—	67,600	103,217	15,819
Accounts receivable, net	1,885	1,437	9,433	1,446
Inventories, net	261,986	468,668	442,628	67,836
Loan receivable, net	—	—	5,575	854
Prepayments and other current assets	100,765	94,005	189,812	29,092
Amounts due from related parties	4,951	9,539	9,358	1,434

Total current assets	469,389	871,881	1,009,743	154,752

Total assets	510,973	909,324	1,059,312	162,349

Short-term bank loans	—	1,924	24,200	3,709
Accounts payable	21,840	68,730	145,995	22,375
Customer advances and deferred revenue	228,556	378,307	174,456	26,737
Amounts due to related parties	770	869	—	—
Income tax payable	7,853	20,694	37,969	5,819
Accrued expenses and other liabilities	125,492	207,141	233,587	35,800

Total current liabilities	384,511	677,665	616,207	94,440

Long-term loan	—	—	1,199	184
Customer advances and deferred revenue	—	2,121	—	—

Total liabilities	384,511	679,786	617,406	94,624

Onion Global Limited shareholders’ equity	123,416	226,036	436,311	66,868

Total shareholders’ equity	126,462	229,538	441,906	67,725

Total liabilities and shareholders’ equity	510,973	909,324	1,059,312	162,349

The following table presents our selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
		(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/generated from operating activities	(2,595)	199,828	55,243	8,465
Net cash generated from/(used in) investing activities	8,157	(71,164)	(60,070)	(9,207)
Net cash (used in)/generated from financing activities	(89,769)	2,236	23,395	3,586
Effect of exchange rate on cash, cash equivalents and restricted cash	665	(70)	520	81
Net (decrease)/increase in cash, cash equivalents and restricted cash	(83,542)	130,830	19,088	2,925
Cash, cash equivalents and restricted cash at the beginning of the period	183,344	99,802	230,632	35,346

Cash, cash equivalents and restricted cash at the end of the period	99,802	230,632	249,720	38,271

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a lifestyle brand platform that incubates, markets and distributes the world’s fresh, fashionable and future brands to young people in China and across Asia.

As of December 31, 2020, products of 4,001 brands were offered on our platform, including brands from our 86 brand partners, brands procured from hundreds of authorized distributors and resellers around the globe, as well as 21 private label brands. The GMV generated by sales of products from our brand partners that directly work with us on our self-operated retail platform, O’Mall, increased by 125.5% from RMB428.8 million in 2018 to RMB966.8 million in 2019, and further by 35.5% to RMB1,309.9 million in 2020 from 2019. The GMV generated by sales of our private label products on O’Mall reached RMB50.9 million in 2020 despite only having launched our private label business in 2018. GMV is one of the key operating metrics which we use to measure our business growth and the attractiveness of our platform as compared with our peers. Additionally, we use GMV as one of the metrics in evaluating the performance of our employees and other stakeholders of our business for purposes related to compensation, bonus and others.

Our omni-channel marketing and distribution empowers brands with the technology and services to reach the widest and most relevant consumer base. We help brands build a large, loyal following through over 516 thousand active KOCs we had as of December 31, 2020 that promote our products and share their shopping experience through social media.

Through our advanced technology and global supply chain capabilities, we enable seamless delivery of products manufactured and sourced around the world to Chinese consumers at competitive prices. We have processed 5.5 million, 10.3 million and 15.8 million orders for the years ended December 31, 2018, 2019 and 2020, respectively. The delivery time for these orders were generally around ten days for products shipped directly from overseas to China and one to four days for products we pre-stocked in our bonded warehouses in China and Hong Kong hub facility, compared to an industry average of approximately 15 days and five days, respectively, in China’s cross-border online retail industry.

We have achieved rapid profit growth at scale. Within five years since the commencement of our operations, we achieved RMB3,810.7 million (US$584.0 million) revenues in 2020. Our net income increased from net loss of RMB94.8 million in 2018 to net income of RMB102.8 million in 2019, and further grew by 102.3% from 2019 to net income of RMB208.0 million (US$31.9 million) in 2020. At the same time, our net margin as measured by net income as a percentage of total revenues increased from 3.6% in 2019 to 5.5% in 2020.

Our results of operations and financial condition are affected by the general factors affecting China’s retail industry, including, among others, China’s overall economic growth, the increase in per capita disposable income, the growth in consumer spending and consumption upgrade, and the competitive environment in China. In addition, they are also affected by factors driving online retail in China, such as the growing number of online shoppers, the improved logistics infrastructure and the increasing adoption of mobile payments. Unfavorable changes in any of these general factors could materially and adversely affect our results of operations.

Since January 2020, the emergence and wide spread of COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in the United States and China and elsewhere.

Substantially all of our operating and workforce are based in China. Consequently, our business operations had been adversely affected by the foregoing measures for a temporary period of time. Since the outbreak of the COVID-19 pandemic in late January and until it peaked in March in China, we had experienced temporary disruptions to our business operations, such as temporary closure of office facilities and shortage of human resources. During such short period of time, the COVID-19 outbreak resulted in temporary factory closures, supply chain disruptions and disruption of transportation of goods produced in China and other affected regions, impacting our suppliers’ manufacturing and product sourcing activities. Also, since some our third-party suppliers and manufacturers are based overseas, we may continue to experience supply chain disruptions and delayed delivery of products. Although most of our product marketing and customer engagement operations are online which were affected by the COVID-19 outbreak to a much less extent, we cannot assure you that our business will not suffer from a general downturn of the lifestyle brands industry caused by the outbreak. Additionally, the recoverability of long-term investments and balances due from equity investee may be negatively affected by COVID-19 due to the disruptions it caused. Despite such limited impacts, the COVID-19 outbreak had not resulted in any material adverse impact on our financial performance as a whole, which was evidenced by our financial condition including profitability, liquidity and cash flows in 2020 compared to the same period in 2019. Nevertheless, any potential impact to our business will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or treat its impact, almost all of which are beyond our control. See “Risk Factors—Risks related to Our Business and Industry—Any occurrence of a natural disaster or widespread health epidemic, including the recent COVID-19 outbreak, could have a material adverse effect on our business, financial condition and results of operations.” We will continue to actively monitor the rapidly evolving situation related to COVID-19 and may take further actions that alter our business operations, or that we determine are in the best interests of our employees, business partners and shareholders. At this point, the extent to which the COVID-19 pandemic may impact our business, operations and regulatory and commercialization timelines remains uncertain

While our business is influenced by general factors affecting our industry, our results of operations are more directly affected by company specific factors, including the following major factors:

Our ability to further develop our brand portfolio and promote private label products

We will continue to further develop our brand and product offerings and optimize our product mix catering to customers’ demands and drive customer spending and profitability. As of December 31, 2020, we offered more than 61.3 thousand SKUs covering 4,001 brands. We review and continually monitor the performance of each of the third-party brands and private label brands and carefully manage the mix of brands and products we offer, based on a number of metrics such as customer preferences, revenue contributions and gross margin performances. As our business further grows in scale, we strive to obtain more favorable terms from our product suppliers, which include our brand partners as well as authorized distributors and resellers of third-party brands around the globe. In addition, we aim to create value for our product suppliers, particularly those 86 brand partners that we directly work with to market and distribute their products, by providing an effective sales and distribution channel, offering them valuable insights into customer preferences and demand trends, and ensuring the high quality of fulfillment services.

Through further developing our brand portfolio, we will continue to support the growth of third-party brands with attractive margin profiles and large customer base, providing them with access to our growing bases of users and KOCs and reliable and efficient fulfillment infrastructure. The GMV generated by sales of products of third-party brands sourced from authorized distributors and resellers of third-party brands on O’Mall increased from RMB1,633.9 million in 2018 to RMB2,539.8 million in 2019, and further to RMB2,649.2 million in 2020. The GMV generated by sales of products from our brand partner on O’Mall increased rapidly from RMB428.8 million in 2018 to RMB966.8 million in 2019, and further to RMB1,309.9 million in 2020.

In addition to third-party brands, we will further promote private label brands and products portfolio, from which we can realize higher gross margin compared to third-party brands. We have launched a number of private labels and will continue to accumulate data insights on customer behavior and tailor our private label product offerings accordingly. The GMV generated by sales of our private label products on O’Mall reached RMB50.9 million in 2020 despite only having launched our private label business in 2018. Through working closely with our manufacturing partners, we expect to further improve the profitability of our private label products while achieving sales at scale.

Our ability to drive the growth and engagement of our customers and active KOCs

Attracting, engaging and retaining customers and active KOCs have been one of our key focuses since our inception. We measure our effectiveness in attracting, engaging and retaining customers and active KOCs through several key performance indicators, including the number of active buyers and active KOCs on our platform and the number of orders we fulfill. The total number of orders fulfilled by us increased rapidly from approximately 5.5 million in 2018 to 10.3 million in 2019 and further to 15.8 million in 2020.

Our ability to attract and retain customers and KOCs and increase their levels of engagement depends on our ability to continue to offer carefully curated products at attractive prices, provide superior shopping and social experience, and promote and enhance our community value as a whole.

We significantly depend on our active KOCs’ ability to promote and distribute products to potential customers. We have been able to build a large base of KOCs through, among other means, word-of-mouth referrals via our active KOCs’ social networks. The total number of our active KOCs grew from approximately 254.0 thousand as of the end of 2018 to 385.2 thousand as of the end of 2019 and further to 516.3 thousand as of the end of 2020. To grow our KOCs community and keep them engaged, we offer them a broad coverage of product categories with the goal of catering to the various daily needs of our customers and their households, and provide our KOCs with effective sales and marketing support to drive their sales efficiency and results.

Our ability to efficiently execute our sales and marketing strategies to promote brands and products

The growth of our business partly depends on, among others, our ability to expand and broaden marketing and distribution channels. We have developed a unique and comprehensive suite of marketing and distribution solutions to facilitate brands’ engagement with a wider audience in today’s digit and global shopping environment. As part of our organic growth strategy, we will strengthen our marketing capabilities and continue to expand our distribution channels efficiently. We expect our sales and marketing expenses to increase in absolute amounts in the foreseeable future as our business scale grows and as we seek to promote our brand partners and private labels and increase the brand awareness of our customers. Our selling and marketing expenses were RMB113.0 million in 2018, RMB127.2 million in 2019 and RMB243.8 million (US$37.4 million) in 2020. The selling and marketing expenses as a percentage of total revenues was 6.3%, 4.5% and 6.4% in 2018, 2019 and 2020, respectively. In anticipation of economic activity disruption caused by COVID-19, we specially increased our investment in marketing and promotion in order to solidify and increase our market share. Our ability to maintain and expand marketing and distribution channels and to conduct sales and marketing efficiently is critical to our continuing success.

Our ability to fulfill orders cost-effectively

Our results of operations depend in part on our ability to fulfill orders quickly and accurately, as it is an important part of a compelling customer experience. We provide centralized and comprehensive fulfillment and customer service to users primarily through collaboration with contracted third-party vendors. We have historically primarily relied on third-party logistics service providers to connect our warehouses and provide last-mile delivery and third-party online payment platforms to provide various payment options. Our fulfillment expenses decreased from RMB225.1 million in 2018 to RMB212.2 million in 2019, and further to RMB201.6 million (US$30.9 million) in 2020. The fulfillment expenses as a percentage of total revenues was 12.5% in 2018, 7.4% in 2019 and 5.3% in 2020. The improved cost efficiency shown in the decrease of such percentages was mainly attributable to our strategy to cooperate with more logistics services providers to secure competitive pricing, and our effort to optimize our own smart logistics system to manage our warehouse storage more efficiently.

We plan to expand the fulfillment infrastructure over the next several years to accommodate our future expansion plans and enhance customer experience. As our customer base grows and business evolves, we may invest more resources in building, upgrading and operating fulfillment facilities and hiring our own personnel to better meet the demands of our anticipated growth, and we plan to make such investments in a cost-effective manner.

Our ability to effectively invest in technology

We have invested, and will continue to invest, in research and development and technology. As our business grows, and as we continue to expand and enhance our platform, we will invest in personnel with expertise in data analytics and AI technologies, and other research and development personnel. In addition, we have dedicated and will continue to dedicate significant resources to research and development efforts, focusing on developing innovative applications and solutions aimed at providing more convenience to users, further enhancing our supply chain management capabilities and increasing our operational efficiency. Moreover, we will also continue to invest resources in the expansion and enhancement of our technology infrastructure to support the growth of our business. We expect that our research and development expenses will increase significantly in the near future.

Key Components of Results of Operations

Revenues

The following table sets forth a breakdown of our revenues, in absolute amounts and as a percentage of total revenues, for the periods indicated:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Product revenues	1,642,263	91.0%	2,609,922	91.6%	3,572,192	547,462	93.7%
Services revenues	162,957	9.0%	240,802	8.4%	238,468	36,547	6.3%

Total revenues	1,805,220	100.0%	2,850,724	100.0%	3,810,660	584,009	100.0%

Product revenues. We generate a vast majority of our revenues from sale of products through our e-commerce platforms, including from (i) products sourced from third-party product suppliers (including both (1) authorized resellers and distributors of third-party brands and (2) third-party brand partners from whom we directly procure products), and to a lesser extent, (ii) products of our own private labels. Revenues generated from sales of products via our e-commerce platforms are recorded as revenues from sale of merchandise, net of sales taxes and other similar taxes and cash discount offers, when accepted by the customers. We also periodically provide incentives and coupons to our customers to encourage purchases. As the customers are required to make future purchases to redeem coupons, the coupons are recognized net of revenues when the future transactions take place. In addition, we launched a customer loyalty program in January 2019, under which we issue loyalty points to customers when they purchase products from us. Loyalty points are not redeemable for cash but can be offset against payments when customers make their future purchases or exchange for a 12-month trial of a KOC account. We consider loyalty points as a separate performance obligation and allocate the transaction price proportionally between the products sold and the loyalty points granted on a relative standalone selling price basis in consideration of the likelihood of future redemption and the equivalent value per loyalty points when it is redeemed. We expect revenues generated from sale of merchandise will continue to account for a substantial majority of our total revenues in the near future.

Services revenues. We also generate a small portion of our revenues from our provision of (i) subscription services and (ii) marketplace services. We earn subscription service revenues from our KOCs, who paid a non-refundable upfront subscription fee in exchange for the registration of their KOC accounts with our platform. We initially recorded subscription fees as deferred revenues which are recognized as revenues over the period of the estimated active KOC subscription period, which we estimate to be no more than two years. In addition, before July 2019, we also provided marketplace services where we acted as an agent to certain product suppliers to facilitate the sales or display of their products on our platform. We receive service fees from such product suppliers based on an agreed-upon rate of net sales (net of sales return) of their products upon delivery to and acceptance by the product buyers.

Operating Cost and Expenses

The following table sets forth a breakdown of our total operating cost and expenses, in absolute amounts and as a percentage of total operating expenses, for the periods indicated:

	For the Years Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating cost and expenses:
Cost of revenues	(1,437,612)	77.0	(2,308,004)	84.9	(3,032,110)	(464,691)	85.0
Fulfillment expenses	(225,066)	12.0	(212,183)	7.8	(201,635)	(30,902)	5.7
Technology and content expenses	(17,395)	0.9	(19,889)	0.7	(24,316)	(3,727)	0.7
Selling and marketing expenses	(113,016)	6.0	(127,160)	4.7	(243,784)	(37,362)	6.8
General and administrative expenses	(77,084)	4.1	(50,597)	1.9	(63,151)	(9,678)	1.8

Total operating cost and expenses	(1,870,173)	100.0	(2,717,833)	100.0	(3,564,996)	(546,360)	100.0

Cost of Revenues

Cost of revenues mainly consists of cost associated with procuring products, KOC incentives, and others such as inventory provisions. Cost associated with procuring products for sales on our platform constituted substantially all of our cost of revenues during the indicated periods. KOC incentives are commissions paid by us to active KOCs based on a completed sales transaction referred by such active KOCs. Below is a breakdown of our cost of revenues by nature, in absolute amounts and as percentage of total cost of revenues.

	For the Years Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Cost associated with procuring products	(1,066,079)	74.2	(1,758,380)	76.2	(2,431,228)	(372,601)	80.2
KOC incentives	(368,129)	25.6	(543,498)	23.5	(596,102)	(91,357)	19.6
Others	(3,404)	0.2	(6,126)	0.3	(4,780)	(733)	0.2

Total	(1,437,612)	100.0	(2,308,004)	100.0	(3,032,110)	(464,691)	100.0

Payment processing, packaging material and product delivery costs are classified as fulfillment expenses in the consolidated statements of comprehensive (loss)/income. The cost of revenues does not include outbound shipping and handling expenses, payroll, bonus and benefits of logistic staff or logistic centers rental expenses, therefore our cost of revenues may not be comparable to other companies which include such costs and expenses in their cost of revenues.

Fulfillment expenses. Fulfillment expenses mainly consist of (i) expenses incurred in operating our warehouses, including rental and personnel costs, (ii) expenses charged by external logistic service providers for dispatching and delivering our products, and (iii) payment processing and related transaction costs charged by third-party payment platforms.

Technology and content expenses. Technology and content expenses mainly consist of payroll and related expenses for our employees involved in research and development, designing, developing and maintaining our editorial content and social e-commerce platforms and developing and improving our data technologies. Technology and content expenses also include equipment and software depreciation, bandwidth costs and other expenses which are necessary to support our business. To date, expenditures incurred between when the application has reached the development stage and when it is substantially complete and ready for its intended use have been insignificant and as a result, we did not capitalize any qualifying software development costs. We expense technology and content expenditures as they were incurred.

Selling and marketing expenses. Selling and marketing expenses primarily consist of staff cost, promotion and marketing expenses, and others. We expect our sales and marketing expenses to increase in absolute amounts in the foreseeable future as our business scale grows and as we seek to promote our brand partners and private labels to increase their brand awareness.

General and administrative expenses. General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees and other general corporate expenses, as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and operating lease costs. We expect our general and administrative expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of our business as well as accounting, insurance, investor relations and other public company costs.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to tax on income or capital gains arising from the Cayman Islands. In addition, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Our subsidiaries in Hong Kong are subject to the Hong Kong profits tax of 16.5% on their activities conducted in Hong Kong. Under the Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Our subsidiaries incorporated in China and our VIE are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. For example, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Our PRC subsidiaries are subject to value-added taxes, or VAT, at a rate from 6% to 16% on our products and services, less any deductible VAT we have already paid or borne. They are also subject to surcharges on

VAT payments in accordance with PRC laws. As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that nonresident enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, we may be able to benefit from the 5% withholding tax rate for the dividends received from PRC subsidiaries if we satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Results of Operations

The following table sets forth our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for shares and per share data)
Summary Consolidated Statement of Comprehensive (Loss)/Income Data:
Revenues:
Total revenues	1,805,220	2,850,724	3,810,660	584,009
Operating cost and expenses:
Cost of revenues	(1,437,612)	(2,308,004)	(3,032,110)	(464,691)
Fulfillment expenses	(225,066)	(212,183)	(201,635)	(30,902)
Technology and content expenses	(17,395)	(19,889)	(24,316)	(3,727)
Selling and marketing expenses	(113,016)	(127,160)	(243,784)	(37,362)
General and administrative expenses(1)	(77,084)	(50,597)	(63,151)	(9,678)

Total operating cost and expenses	(1,870,173)	(2,717,833)	(3,564,996)	(546,360)

Other operating income	1,100	13,105	10,238	1,569

(Loss)/income from operations	(63,853)	145,996	225,902	39,218

Other (expenses)/income:
Interest income	3,613	1,529	6,758	1,036
Interest expense	(673)	(87)	(755)	(116)
Foreign exchange loss	(12,704)	(21,240)	(20,168)	(3,091)
Other (expenses)/income, net	(7,234)	(4,369)	14,992	2,298

Total other (expenses)/income	(16,998)	(24,167)	827	127

(Loss)/income before income taxes and share of losses from equity method investments	(80,851)	121,829	256,729	39,345

Income tax expenses	(13,370)	(15,067)	(29,848)	(4,574)

(Loss)/income before share of losses from equity method investments	(94,221)	106,762	226,881	34,771

Share of losses from equity method investments	(529)	(3,928)	(18,879)	(2,893)

Net (loss)/income	(94,750)	102,834	208,002	31,878

Less: net loss attributable to non-controlling interests	(346)	(361)	(1,657)	(254)

Net (loss)/income attributable to Onion Global Limited	(94,404)	103,195	209,659	32,132
Accretion to redemption value of redeemable preferred shares	(17,167)	—	—	—
Deemed dividend—extinguishment of redeemable preferred shares	(511,190)	—	—	—

Net (loss)/income attributable to ordinary shareholders	(622,761)	103,195	209,659	32,132

(Loss)/earnings per share:
Basic and diluted	(109)	13	26	4

Weighted average shares outstanding used in (loss)/earnings per share computation:
Basic and diluted	5,738,630	7,993,846	7,993,846	7,993,846

Other comprehensive income/(loss)
Foreign currency translation adjustment net of tax of nil	665	(70)	737	113

Total other comprehensive income/(loss), net of tax	665	(70)	737	113

Comprehensive (loss)/income	(94,085)	102,764	208,739	31,991
Less: Comprehensive loss attributable to non-controlling interests	(202)	(308)	(1,536)	(235)

Comprehensive (loss)/income attributable to Onion Global Limited	(93,883)	103,072	210,275	32,226

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for percentages, shares and per share data)
Share-based compensation expenses:
General and administrative expenses	39,515	—	—	—

Total	39,515	—	—	—

Pursuant to the 2019 RSU Scheme, the performance condition for awards granted thereunder will be satisfied upon completion of this offering; and as a result, we expect to, upon the date of the completion of this offering, record a significant amount of cumulative share-based compensation expenses for those awards for which the vesting conditions have been satisfied as of such date. Had all vesting conditions been satisfied as of December 31, 2020, we would have recognized share-based compensation expenses of RMB354.8 million (US$54.5 million) for those awards, related to a total of 1,109,697 RSUs representing 1,109,697 underlying Class A ordinary shares granted to the participants under the 2019 RSU Scheme as of the date of this prospectus (excluding awards that were forfeited, cancelled or exercised after the relevant grant dates).

Year Ended December 31, 2020 compared to year ended December 31, 2019

Revenues

Our total revenues were RMB3,810.7 million (US$584.0 million) in 2020, representing a 33.7% increase from RMB2,850.7 million in 2019. The significant revenue growth was primarily due to (i) the growth of product revenues from RMB2,609.9 million in 2019 to RMB3,572.2 million (US$547.5 million) in 2020, which was mainly attributable to a significant increase in the total number of orders placed from approximately 10.3 million in 2019 to 15.8 million in 2020 as a result of an increase in the total number of active buyers from 963.9 thousand as of 2019 to 2,239.5 thousand as of December 31, 2020 and the total number of brands from 2.9 thousand as of December 31, 2019 to 4.0 thousand as of December 31, 2020 primarily due to the expansion of our platform in terms of brand and product selections and our increased sales and marketing efforts, despite the decreased average order value from RMB342 in 2019 to RMB254 in 2020. The revenue generated from provision of services remained stable at RMB240.8 million in 2019 and RMB238.5 million (US$36.5 million) in 2020, mainly as a result of an increase in revenue generated from subscription services from an increased number of KOCs, which offset the negative impact of the discontinuation of marketplace services. The subscription fee we charged each KOC remained stable and the number of KOCs on our platform increased from 492.5 thousand as of December 31, 2018 to 691.4 thousand as of December 31, 2020. The decrease in service revenue as percentage of total revenues from 8.4% in 2019 to 6.3% in 2020 was primarily attributable to our strategic decision to prioritize our merchandising business.

Operating cost and expenses

Our total operating cost and expenses were RMB3,565.0 million (US$546.4 million), or 93.6% of our total revenues, in 2020, compared to RMB2,717.8 million, or 95.3% of our total revenues, in 2019. The increase of our total operating cost and expenses was primarily attributable to an increase in all components of our operating expenses. The proportion of total operating cost and expenses over total revenues decreased largely due to decrease of fulfillment expenses over total revenues, which was mainly attributable to the decrease in charge rates for shipping and packaging services. The decrease in charge rates for shipping and packaging services was primarily attributable to our strategy to cooperate with more logistics services providers to secure competitive pricing, and our effort to optimize our own smart logistics system to manage our warehouse storage more cost-effective.

Cost of revenues

Our cost of revenues was RMB3,032.1 million (US$464.7 million) in 2020, representing a 31.4% increase from RMB2,308.0 million in 2019. The increase was largely in line with the growth of revenues generated during such periods.

Fulfillment expenses

Our fulfillment expenses were RMB201.6 million (US$30.9 million) in 2020, compared to RMB212.2 million in the 2019. The decrease was attributable to the decrease in charge rates for shipping and packaging services, which were primarily attributable to our strategy to cooperate with more logistics services providers to secure competitive pricing, and our effort to optimize our own smart logistics system to manage our warehouse storage more efficiently. Such decreases were partially offset by the increase in (i) third-party payment platform charges, which was mainly attributable to an increase in the number of orders placed and their associated monetary value, (ii) an increase in staff costs primarily due to an increase in the number of employees responsible for the fulfillment functions and an increase in the level of compensation, and (iii) an increase in warehousing expenses, which was mainly attributable to the increase in the number of warehouses, consistent with the growth of our business scales.

Technology and content expenses

Our technology and content expenses were RMB24.3 million (US$3.7 million) in 2020, compared to RMB19.9 million in 2019. The increase was primarily attributable to an increase in staff costs from RMB16.9 million in 2019 to RMB20.5 million (US$3.1 million) in 2020 primarily attributable to an increase in the number of employees responsible for the technology and content functions and an increase in the level of compensation.

Selling and marketing expenses

Our selling and marketing expenses were RMB243.8 million (US$37.4 million) in 2020, compared to RMB127.2 million in 2019. The increase in sales and marketing expenses was primarily attributable to (i) an increase in promotion and marketing expenses from RMB105.6 million in 2019 to RMB199.5 million (US$30.6 million) in 2020, which was primarily attributable to our increased efforts in marketing and promotion and (ii) an increase in staff costs from RMB16.4 million in 2019 to RMB32.7 million (US$5.0 million) in 2020, which was primarily due to an increase in both the number of employees responsible for selling and marketing and the levels of their compensation.

General and administrative expenses

Our general and administrative expenses were RMB63.2 million (US$9.7 million) in 2020, compared to RMB50.6 million in 2019. The increase in general and administrative expenses was mainly driven by an increase in staff costs from RMB16.4 million in 2019 to RMB24.8 million (US$3.8 million) in 2020, which was primarily due to an increase in both the number of employees and their levels of compensation.

Other operating income

Our other operating income was RMB10.2 million (US$1.6 million) in the 2020, compared to RMB13.1 million in 2019. The decrease in other operating income was primarily attributable to a decrease in government subsidies received.

Interest income

Our interest income was RMB6.8 million (US$1.0 million) in 2020, compared to RMB1.5 million in 2019, primarily because of an increase of short-term investments.

Foreign exchange loss

Our foreign exchange loss was RMB20.2 million (US$3.1 million) in 2020, compared to RMB21.2 million in 2019, primarily because of the stabilization in exchange rate of RMB against multiple currencies that we used for global procurement.

Other (expenses)/income, net

Our other income, net was RMB15.0 million (US$2.3 million) in 2020, compared to other expenses, net of RMB4.4 million in 2019, primarily due to (i) a decrease in impairment losses recognized for equity investments from RMB4.2 million in 2019 to nil in 2020, and (ii) fair value gain of RMB11.9 million on the settlement of preexisting loan receivables with respect to our acquisition of an affiliated entity.

Income tax expense

We recorded income tax expense of RMB29.8 million (US$4.6 million) in 2020, compared to RMB15.1 million in 2019, primarily because of the increase in taxable income.

Net (loss)/income

As a result of the foregoing, we recorded a net income of RMB208.0 million (US$31.9 million) in 2020, compared to a net income of RMB102.8 million in 2019.

Year Ended December 31, 2019 Compared to year ended December 31, 2018

Revenues

Our total revenues were RMB2,850.7 million in 2019, representing a 57.9% increase from RMB1,805.2 million in 2018. The significant revenue growth was primarily due to (i) the growth of product revenues from RMB1,642.3 million in 2018 to RMB2,609.9 million in 2019, which was mainly attributable to a significant increase in the total number of orders placed from approximately 5.5 million in 2018 to 10.3 million in 2019 as a result of an increase in the total number of active buyers from 737.5 thousand as of 2018 to 963.9 thousand as of December 31, 2019 and the total number of brands from 1.8 thousand as of December 31, 2018 to 2.9 thousand as of December 31, 2019 primarily due to the expansion of our platform in terms of brand and product selections and our increased sales and marketing efforts, despite the decreased average order value from RMB378 in 2018 to RMB342 in 2019, and (ii) an increase in the services revenue from RMB163.0 million in 2018 to RMB240.8 million in 2019 mainly as a result of increased subscription fees charged to our increasing number of KOCs. The subscription fee we charged each KOC remained stable and the number of KOCs on our platform increased from 310.3 thousand as of December 31, 2018 to 492.5 thousand as of December 31, 2019. The decrease of services revenue as percentage of total revenues from 9.0% in 2018 to 8.4% in 2019 was primarily attributable to our strategic decision to prioritize our merchandising business.

Operating cost and expenses

Our total operating cost and expenses were RMB2,717.8 million, or 95.3% of the total revenues, in 2019, compared to RMB1,870.2 million, or 103.6% of the total revenues, in 2018. The increase of our total operating cost and expenses was primarily attributable to an increase in all components of our operating expenses other than fulfillment expenses and general and administrative expenses. The proportion of total operating cost and expenses over total revenues decreased primarily because of (i) our improved economies of scale as we achieved significant increase in our total revenues, and (ii) a decrease in share-based compensation expenses incurred in 2019.

Cost of revenues

Our cost of revenues was RMB2,308.0 million in the year ended December 31, 2019, representing a 60.5% increase from RMB1,437.6 million in 2018. The increase was largely in line with the increase in sales of products on our platform and was in line with the growth of revenues generated during such periods.

Fulfillment expenses

Our fulfillment expenses were RMB212.2 million in 2019, compared to RMB225.1 million in the 2018. The decrease was attributable to a decrease in our shipping and packaging expense and warehousing expense, which were primarily due to our strategy to introduce more logistics services providers to secure competitive pricing, and our effort to optimize our smart logistics system to manage our warehouse storage more efficiently. Such decrease was partially offset by (i) an increase in staff costs from RMB9.8 million in 2018 to RMB16.7 million in 2019 primarily due to an increase in the number of employees responsible for the fulfillment functions and an increase in the level of compensation and (ii) an increase in third party payment platform charges from RMB16.4 million in 2018 to RMB23.9 million in 2019, mainly attributable to an increase in the number of orders placed and their aggregate monetary value.

Technology and content expenses

Our technology and content expenses were RMB19.9 million in 2019, compared to RMB17.4 million in 2018. The increase was primarily attributable to an increase in staff costs from RMB12.9 million in 2018 to RMB16.9 million in 2019 primarily attributable to an increase in the number of employees responsible for the technology and content functions and an increase in the level of compensation.

Selling and marketing expenses

Our selling and marketing expenses were RMB127.2 million in 2019, compared to RMB113.0 million in 2018. The increase in sales and marketing expenses was primarily attributable to (i) an increase in promotion and marketing expenses from RMB94.1 million in 2018 to RMB105.6 million in 2019, which was primarily attributable to our increased efforts in marketing and promotional events and (ii) an increase in staff costs from RMB14.4 million in 2018 to RMB16.4 million in 2019, which was primarily due to an increase in both the number of employees responsible for selling and marketing and the levels of their compensation.

General and administrative expenses

Our general and administrative expenses were RMB50.6 million in 2019, compared to RMB77.1 million in 2018. The decrease in general and administrative expenses was mainly driven by (i) a decrease in share-based payment expense from RMB39.5 million in 2018 to nil in 2019, partially offset by (i) an increase in staff cost from RMB12.0 million in 2018 to RMB16.4 million in 2019 primarily attributable to an increase in both the number of related employees and the levels of their compensation and (ii) an increase of RMB7.2 million of general corporate expenses and depreciations in line with the our business growth.

Other operating income

Our other operating income was RMB13.1 million in the 2019, compared to RMB1.1 million in 2018. The increase in other operating income was primarily because we received more government subsidies in 2019.

Interest income

Our interest income was RMB1.5 million in 2019, compared to RMB3.6 million in 2018, primarily because of a decrease in the average balance in our short-term investments during the year of 2019, albeit the increased amount of short-term investment balance as of December 31, 2019.

Foreign exchange loss

Our foreign exchange loss was RMB21.2 million in 2019, compared to RMB12.7 million in 2018, primarily because the fluctuation of RMB against multiple currencies that we used for global procurement.

Others, net

Our other loss, net was RMB4.4 million in 2019, compared to other loss, net of RMB7.2 million in 2018, primarily because of an increase in impairment losses of equity investments in 2019.

Income tax expense

We recorded income tax expense of RMB15.1 million in 2019, compared to RMB13.4 million in 2018, primarily because of the increase in taxable income.

Net (loss)/income

As a result of the foregoing, we recorded a net income of RMB102.8 million in 2019, compared to a net loss of RMB94.8 million in 2018.

Seasonality

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. For example, we generally experience lower sales volume during the Chinese New Year holiday season in the first quarter of each year. Furthermore, sales are significantly higher in the third and fourth quarter of each calendar year. E-commerce companies in China hold special promotional campaigns on November 11 each year that boost sales in the fourth quarter relative to other quarters, and we hold a special promotional campaign, Beauty Carnival, in September of each year. Therefore, our inventory balances typically increase when we prepare for special promotion events, such as the special promotional campaign, Beauty Carnival, in September and the annual online shopping festivals on November 11.

Overall, the historical seasonality of our business has been relatively mild due to our rapid growth but may increase further in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Selected Balance Sheet Items

Inventories, net

Our inventories had increased significantly from RMB262.0 million as of December 31, 2018 to RMB468.7 million as of December 31, 2019 and decreased to RMB442.6 million (US$67.8 million) as of December 31, 2020. Our inventory provision amounted to RMB4.0 million, RMB10.1 million and RMB14.8 million (US$2.3 million), respectively as of December 31, 2018, 2019 and 2020. These increases in inventory provision reflected the fact that more diversified inventories were required to support our substantially expanded sales volumes. Our inventory turnover days were 58, 58 and 55 days for the years ended December 31, 2018, 2019 and 2020, respectively. Inventory turnover days for a given period are computed using our average inventory balances at the beginning and the end of the period divided by cost of revenues during the period and then multiplied by the number of days during the period. The fluctuations in inventory balances were due to a number of factors, including changes in our product mix and the growing operational efficiency of our supply chain.

Accounts payable

Our accounts payable include trade payables. As of December 31, 2018, 2019 and 2020, our accounts payable was RMB21.8 million, RMB68.7 million and RMB146.0 million (US$22.4 million), respectively. Such increases were primarily due to the relaxation of our product suppliers’ credit policy in favor of us as we continued to improve our bargaining power over time.

Customer advances and deferred revenue

Our customer advances and deferred revenue represent (i) upfront payments received for subscription services, (ii) cash collected from the sales of products for which the corresponding products have not yet been provided to customers, and (iii) loyalty points granted to our customers. As of December 31, 2018, 2019 and 2020, our advances from customers were RMB228.6 million, RMB378.3 million and RMB174.5 million (US$26.7 million), respectively. The increase in 2019 was primarily attributable to the increase in upfront payment received for our subscription services, which is amortized within two years. The decrease in 2020 was primarily attributable to the change in estimated active KOC subscription period during 2020.

Accrued expenses and other liabilities

Our accrued expenses and other liabilities mainly include, among others, accrued KOC incentives, payables to our product suppliers and logistic service providers, and other tax payables. As of December 31, 2018, 2019 and 2020, our accrued expenses and other liabilities were RMB125.5 million, RMB207.1 million and RMB233.6 million (US$35.8 million), respectively. The increase was primarily due to (i) an increase in the KOC incentives, and (ii) an increase in other tax payables, both of which were mainly due to the increase of our sales volume.

Liquidity and Capital Resources

We have financed our operations primarily through proceeds from profit generated from our business operations and private placements of our shares in the past.

We had cash and cash equivalents and restricted cash of RMB99.8 million, RMB230.6 million and RMB249.7 million (US$38.3 million) as of December 31, 2018, 2019 and 2020. Our cash and cash equivalents increased in 2019 and 2020 primarily due to an increase in our working capital to support substantially expanded sales volumes. In addition to cash and cash equivalents, we also have short-term investments primarily consisting of highly liquid investments in certain wealth management products procured from reputable financial institutions in China with maturities of greater than three months but less than twelve months. We had short-term investments of RMB nil, RMB67.6 million and RMB103.2 million (US$15.8 million) as of December 31, 2018, 2019 and 2020. The continued increase in short-term investments reflected our decision to more effectively manage our cash and cash equivalents by prudently investing them in investment products to generate higher returns. Our working capital turnover days were 24, 18 and 28 days for the years ended December 31, 2018, 2019 and 2020. For purposes of this calculation, working capital turnover days for a given period are computed using our average working capital at the beginning and the end of the period divided by total revenues during the period and then multiplied by the number of days during the period; whereas working capital is defined as the difference between our total current assets and total current liabilities.

We believe that our current level of cash balances and cash flows will be sufficient for our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our amounts of cash on hand or if we decide to further optimize our capital structure, we may seek to issue debt or equity securities or obtain additional credit facilities or other sources of funding.

We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
		(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/generated from operating activities	(2,595)	199,828	55,243	8,465
Net cash generated from/(used in) investing activities	8,157	(71,164)	(60,070)	(9,207)
Net cash (used in)/generated from financing activities	(89,769)	2,236	23,395	3,586
Effect of exchange rate on cash, cash equivalents and restricted cash	665	(70)	520	81
Net (decrease)/increase in cash, cash equivalents and restricted cash	(83,542)	130,830	19,088	2,925
Cash, cash equivalents and restricted cash at the beginning of the period	183,344	99,802	230,632	35,346

Cash, cash equivalents and restricted cash at the end of the period	99,802	230,632	249,720	38,271

Operating activities

Net cash generated from operating activities was RMB55.2 million (US$8.5 million) for the year ended December 31, 2020. The difference between our net income of RMB208.0 million (US$31.9 million) and the net cash used in operating activities was primarily attributed to (i) an increased in RMB94.8 million (US$14.5 million) of prepayments and other current assets mainly due to an increase in the prepayment for procurements of goods and custom security deposit to ensure steady supply of goods in view of our substantially expanded sales volumes and (ii) a decrease of RMB206.0 million) in customer advances and deferred revenue mainly due to the transaction volume was relatively lower in the first half of each year due to seasonality of our business, partially offset by (i) a decrease of RMB24.1 million (US$3.7 million) in inventories mainly due to improved efficiencies of our supply chain and (ii) an increase of RMB76.8 million (US$11.8 million) of accounts payable mainly due to improved bargain power with our suppliers.

Net cash generated from operating activities was RMB199.8 million for the year ended December 31, 2019. The difference between our net income of RMB102.8 million and the net cash generated from operating activities was primarily attributed to (i) an increase of RMB46.9 million in accounts payable primarily due to the relaxation of our product suppliers’ credit policy, (ii) an increase of RMB151.9 million in customer advances and deferred revenue primarily due to an increase in upfront payments received for our subscription services, and (iii) an increase of RMB81.1 million in accrued expenses and other current liabilities primarily due to increases in KOC incentives and tax payables due to our sales growth, partially offset by an increase of RMB212.8 million in inventories primarily to support our substantially expanded sales volumes.

Net cash used in operating activities was RMB2.6 million for the year ended December 31, 2018. The difference between our net loss of RMB94.8 million and the net cash used in operating activities was primarily attributed to (i) RMB39.5 million of share-based compensation expenses recognized, (ii) a decrease in amounts due from related parties of RMB58.2 million primarily due to settlement of amounts owed to us during the year, (iii) an increase of RMB73.5 million in customer advances and deferred revenue primarily due to an increase in upfront payments received for our subscription services in line with our business growth and (iv) an increase of RMB19.6 million in accrued liabilities and other current liabilities, partially offset by (i) an increase of RMB72.9 million in inventories primarily to support our substantially expanded sales volumes, (ii) an increase of RMB69.9 million in prepayments and other current assets mainly due to an increase in the prepayments for procurements of goods and custom security deposit to ensure steady supply of goods to support our business expansion.

Investing activities

Net cash used in investing activities was RMB60.1 million (US$9.2 million) for the year ended December 31, 2020, which was primarily attributable to purchase of short-term investments of RMB575.0 million (US$88.1 million), partially offset by the proceeds from maturity of short-term investments of RMB539.6 million (US$82.7 million).

Net cash used in investing activities was RMB71.2 million for the year ended December 31, 2019, which was primarily attributable to purchase of short-term investments of RMB194.6 million, partially offset by the proceeds from maturity or redemption of short-term investments of RMB127.0 million.

Net cash generated from investing activities was RMB8.2 million for the year ended December 31, 2018, which was primarily attributable to the proceeds from maturity or redemption of short-term investments of RMB562.8 million, partially offset by the purchase of short-term investments of RMB523.8 million.

Financing activities

Net cash generated from financing activities was RMB23.4 million (US$3.6 million) for the year ended December 31, 2020, which was primarily attributable to proceeds from short-term loans of RMB113.1 million (US$17.3 million), partially offset by the repayment of short-term loans of RMB91.7 million (US$14.0 million).

Net cash generated from financing activities was RMB2.2 million for the year ended December 31, 2019, which was primarily attributable to the receipt of proceeds from short-term loans of RMB2.9 million.

Net cash used in financing activities was RMB89.8 million for the year ended December 31, 2018, which was primarily attributable to repayment of short-term loans of RMB90.6 million.

Capital Expenditures

Our capital expenditures, representing purchases of property and equipment, were RMB8.9 million, RMB3.0 million and RMB11.7 million (US$1.8 million) for the years ended December 31, 2018, 2019 and 2020, respectively. We do not have any outstanding commitments for capital expenditures as of December 31, 2020. We intend to fund our future capital expenditures with cash generated and to be generated from our operations and proceeds from this offering.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020. Other than these, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2020.

	Payment due by December 31
	Total	2021	2022	2023 and thereafter
	(in RMB thousands)
Operating lease commitments(1)	15,326	15,290	36	—
Long-term loan(2)	1,199	—	301	898
Short-term bank loans	24,200	24,200	—	—

Notes:

(1)	Represents future minimum payments under non-cancelable operating leases with initial terms in excess of one year related to offices and warehouses.
(2)

In February 2020, we entered into a long-term loan agreement with Korea SMEs and Startups Agency, pursuant to which we are entitled to borrow KRW200,000 (equivalent to RMB1.2 million). As of December 31, 2020, RMB1.2 million (US$0.2 million) was drawn down.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue recognition

Our revenues are primarily derived from product sales through our e-commerce platforms and the provision of subscription and marketplace services.

On January 1, 2018, we elected to early adopt ASC 606, Revenue from contracts with Customers (“ASC 606”) using the full retrospective method. We apply the five-step model outlined in ASC 606. We account for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

We evaluate if we are a principal or an agent in a transaction to determine whether revenues should be recorded on a gross or net basis. We act as the principal and record revenue on a gross basis if we obtain control over the specified goods and services before they are transferred to the customers and would also generally be subject to inventory risk and have latitude in establishing prices. When we act as an agent, we record revenue on a net basis and we also generally do not bear any inventory risk nor have the ability to establish price.

We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

Product sales

We primarily recognize revenue from the sale of beauty products, maternal and baby products, food and beverages, fast fashion goods, wellness and other consumer products through our social e-commerce platforms.

Customers are required to pay for the products in advance and amounts received are recorded as “Customer advances and deferred revenue” on the consolidated balance sheets. In arrangements with multiple performance obligations, the transaction price is allocated to each performance obligation using the relative standalone selling price. Standalone selling prices are generally determined based on the prices charged to customers or using expected cost plus a margin. Product revenues are recognized at a point in time when the products are accepted by the customers, which occurs when customers confirm acceptance of the products or when it is deemed to occur 21 days after delivery of the products, as stipulated in our sales policies published on our social e-commerce platforms.

We offer an unconditional right of return for a period of seven days upon the customer’s receipt of the products. Estimated merchandise returns are estimated using the expected value method based on historical return patterns. We recognize revenues net of estimated merchandise returns and record a refund liability included in “Accrued expenses and other liabilities” in the consolidated balance sheets. As of December 31, 2018, 2019 and 2020, estimated merchandise returns were not significant.

In 2019, we launched a customer loyalty program which grant loyalty points to customers when they purchase products from our social e-commerce platforms. Loyalty points are redeemable for cash discounts that can be offset against the selling price of future purchases made by customers or redeemed for a 12-month trial of a KOC subscription. We consider loyalty points as a separate performance obligation and allocates the total transaction price proportionally between the products sold and the loyalty points granted based on their relative standalone selling prices. We also provide discounts and coupons to our customers without concurrent purchases and recognizes them as a reduction of product revenues when they are utilized by customers in a sales transaction.

Revenue is recorded net of value-added taxes (“VAT”), custom duties and consumption taxes collected on behalf of the government. Revenues also include delivery fees charged to customers who do not meet the minimum order requirements for free shipping. We utilize external logistic service providers to deliver products to our customers and record the shipping and handling costs as “Fulfillment expenses” in the consolidated statements of comprehensive (loss)/income.

Services rendered

We earn subscription service revenue from providing our KOCs with a lifetime subscription service in exchange for a non-refundable upfront fee. KOC subscribers are entitled to earn referral incentives from us. The amount of referral incentives are determined by an agreed formula based on the successful completion of product orders placed by customers referred by them, which are recorded as “Costs of revenues” in the consolidated statements of comprehensive (loss)/income. KOC subscribers are not required to purchase any products from our social e-commerce platforms in order to become a subscriber. We are the principal in the subscription service revenue transaction and recognize revenue based on the amount we are entitled to in exchange for transferring promised services to KOCs. The receipt of subscription fees is initially recorded as deferred revenue and recognized as revenue on a straight-line basis over the estimated active KOC subscription period as that is when our customers simultaneously receive and consume benefits from our performance and our efforts or inputs are expended evenly throughout the performance period. Judgment is required to estimate the active KOC subscription period and changes to such estimates could impact the amount of subscription service revenue recognized. The active KOC subscription period is estimated based on historical KOC usage patterns of KOC accounts which are determined on a daily basis by comparing the proportion of KOC with generated orders to the total KOC accounts, considering KOC accounts registered on or after January 1, 2016. We then use a regression model to simulate a KOC retention rate curve based on the daily historical KOC usage patterns. Based on this KOC retention rate curve, we estimate the average number of days during which a KOC account remains active after its initial registration. The active KOC subscription period is estimated to be no more than two years for the periods presented. Revision to our estimates of active KOC subscription period are accounted for as a change in accounting estimate on a prospective basis in accordance with ASC 250, Accounting Changes and Error

Corrections (“ASC 250”). We review and revise such estimates, if necessary, on a periodic basis and at a minimum, on an annual basis. As a result of the change in estimate in 2018, total revenues decreased by RMB19.6 million, net loss increased by RMB19.6 million and basic and diluted loss per share increased by RMB3.41. As a result of the change in estimate in 2019, total revenues and net income decreased by RMB34.2 million and basic and diluted earnings per share decreased by RMB4.28. As a result of the change in estimate in 2020, total revenues and net income increased by RMB31.2 million (US$4.8 million) and basic and diluted earnings per share increased by RMB3.91 (US$0.60).

We also provided marketplace services as an agent to various merchants to facilitate the display and sales of their products on our social e-commerce platforms. We consider the merchants as our customers and receive service fees based on an agreed-upon formula with our customers. We recognize the service fees at a point in time, which is generally upon acceptance of the merchant’s products purchased by the buyers. Marketplace services were discontinued from July 2019.

Consolidation of affiliated entities

To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunication services, we primarily conduct our business in the PRC through our PRC subsidiaries and the VIE. The equity interests of our VIE is legally held by PRC shareholders. Despite the lack of technical majority ownership, we have effective control of our VIE through a series of contractual agreements and a parent-subsidiary relationship exists between us and our VIE. Through the contractual agreements, the shareholders of our VIE effectively assigned all of their voting rights underlying their equity interests in our VIE to us and therefore, we have the power to direct the activities of our VIE that most significantly impact its economic performance. We also have the ability and obligations to absorb substantially all the profits or losses of our VIE that potentially could be significant to our VIE. Based on the above, we consolidate the VIE in accordance with SEC Regulation SX-3A-02 and ASC 810, Consolidation. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurring. We will also continuously reconsider whether we are the primary beneficiary of our affiliated entities as facts and circumstances change. See “Risk Factors—Risks Relating to Our Corporate Structure.”

Share-based compensation

We apply ASC 718, Compensation—Stock Compensation (“ASC 718”) to account for our employee share-based awards and early adopted ASU No. 2018-7, Compensation—Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting (“ASU 2018-7”) on January 1, 2018. Therefore, for non-employee share-based payments, we also apply ASC 718 to account for share-based awards for acquiring goods and services from non-employees at grant date fair value.

In accordance with ASC 718, we determine whether an award should be accounted for as a liability award or equity award. All our share-based awards to employees and non-employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. We also elected to account for forfeitures as they occur.

A change in any of the terms or conditions of the awards is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, we recognize incremental compensation cost in the period the modification occurs. For unvested awards, the unrecognized compensation cost remaining from the original grant-date valuation is recognized over the remainder of the employee’s original requisite service period, while the incremental compensation cost is recognized over the remaining service period of the modified award.

If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost we recognize is the cost of the original award. If an award has a vesting condition that was improbable of being achieved both before and after the modification, the original grant-date fair value is not considered relevant and the fair value of the modified award is used to recognize compensation cost if it ultimately vests.

A cancellation of outstanding awards with no replacement awards is accounted for as a repurchase for no consideration. Therefore, any previously unrecognized compensation cost shall be recognized at the cancellation date.

With the assistance of an independent third-party valuation firm, we used the discounted cash flow method to determine the underlying equity value of us and used an equity allocation model to estimate the fair value of our restricted share units.

Equity method investments

Investments in entities in which we can exercise significant influence and hold an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method. Under the equity method, we initially record our investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. We subsequently adjust the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. When we have other investments in our equity-method investee (including, but not limited to, preferred stock, debt securities and loans to the investee) and were not required to advance additional funds to that investee, we would continue to report our share of equity method losses in our consolidated statement of comprehensive (loss)/income after our equity method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of our other investments in the investee. Such losses are first applied to those investments of a lower liquidation preference before being further applied to the investments of a higher liquidation preference. Unrealized inter-company profits and losses related to equity investees are eliminated. We evaluate the equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. We consider the financial condition and near-term prospects of the investee including the investee’s ability to sustain earnings and generate operating cash flows and any specific events that may influence the operations of the investee in determining whether equity method investments are recoverable. An impairment loss is recognized in “Other (expenses)/income, net” in the consolidated statements of comprehensive (loss)/income when a decline in value of an equity method investment is determined to be other-than-temporary.

Business combinations

We account for our business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations. The purchase method accounting requires that the consideration transferred be allocated to the assets, including separately identifiable assets and liabilities acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, equity instruments issued as well as contingent considerations, if any, as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

In a business combination achieved in stages, we remeasure our previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in “Other (expenses)/income, net” in the consolidated statements of comprehensive (loss)/income.

Business combination that have a pre-existing relationship is evaluated to determine if the settlement of a pre-existing relationship exists. A settlement gain or loss is recognized by us and recognized in “Other (expenses)/income, net” in the consolidated statements of comprehensive (loss)/income in conjunction with the effective settlement of a pre-existing relationship.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audits of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are our (i) lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules and (ii) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements.

We have since hired certain mid-level financial staff with U.S. GAAP and/or SEC reporting experience. We are in the process of implementing a number of measures to address these material weaknesses identified, including: (i) continuing to hire additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iii) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (iv) hiring an external consulting firm to assist in the design and implementation of effective monitoring and oversight controls to identify non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions, with the exception of ASC 606, Revenue from Contracts with Customers, ASC 321, Investments—Equity Securities, ASU No. 2018-7, Compensation—Stock Compensation (Topic 718)—Improvements to Nonemployee Share-Based Payment Accounting and ASU No. 2016-09, Compensation—Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting.

Holding company status

As a holding company with no material operations of our own, we conduct substantially all of our operations through our PRC subsidiaries, VIE and subsidiaries of VIE in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to our VIE only through loans. See “Regulation—Regulations on Foreign Exchange,” “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Quantitative and Qualitative Disclosures about Market Risk

Foreign currency exchange rate risk

A majority of our revenue is denominated in Renminbi. The vast majority of our costs are denominated in Renminbi and a portion of them are denominated in U.S. dollars, Hong Kong dollars, Japanese Yen, Korean (South) Won as we import certain products from overseas. Our management considers that the business is not exposed to any significant foreign exchange risk and we have not used any derivative financial instruments to hedge exposure to such risk.

In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The depreciation of the Renminbi against the U.S. dollar was approximately 5.7% in 2018. The appreciation of the Renminbi against the U.S. dollar was approximately 1.2% in 2019. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against the U.S. dollar would reduce the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the RMB would reduce the U.S. dollar amounts available to us.

As of December 31, 2020, we had RMB-denominated cash, cash equivalents, restricted cash and short-term investments of RMB 247.3 million (US$37.9 million). A 10% depreciation of RMB against U.S. dollar based on the foreign exchange rate on December 31, 2020 would result in a decrease of US$3.8 million in cash, cash equivalents, restricted cash and short-term investments. A 10% appreciation of RMB against U.S. dollar based on the foreign exchange rate on December 31, 2020 would result in an increase of US$3.8 million in cash, cash equivalents and short-term investments.

Concentration of risks

Concentration of credit risk

Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, loans receivable, amounts due from related parties and other receivables from third-party payment platforms. As of December 31, 2018, 2019 and 2020, the aggregate amount of cash and cash equivalents, restricted cash, and short-term investments of RMB63.4 million, RMB193.2 million and RMB243.3 million (US$37.3 million), respectively, were held at major financial institutions located in the PRC, and RMB36.4 million, RMB105.0 million and RMB109.6 million (US$16.8 million), respectively, were deposited with major financial institutions located outside the PRC. We believe that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. In the event of bankruptcy of one of these financial institutions, we may not be able to claim its cash and demand deposits back in full. We continue to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions. 100%, 100% and 95% of our loans receivable is derived from loan to a third-party company in the PRC as of December 31, 2018, 2019 and 2020, respectively. The risk with respect to loans receivable is mitigated by credit evaluations we perform on the third-party company and our ongoing monitoring process of outstanding balances. Other receivables from third-party payment platforms derived from merchandise sales on our social e-commerce platforms are exposed to credit risk. The risk is mitigated by credit evaluations we perform on the selected third-party payment platforms that are reputable and market leaders. There has been no default of payments from these third-party payment platforms. Accounts receivable and amounts due from related parties are typically unsecured and are derived from sales of products to product resellers and distributors. As of December 31, 2019 and 2020, we had one and two customers with a receivable balance exceeding 10% of the total accounts receivable balance, respectively. No such concentration of credit risk in accounts receivable existed at December 31, 2018. The risk with respect to accounts receivable is mitigated by credit evaluations we perform on our customers and our ongoing monitoring process of outstanding balances.

Concentration of suppliers

There were purchases from one supplier for logistic services which individually represented 26% and 27% of the total purchase amount of logistic services made by us for the year ended December 31, 2018 and 2019, respectively. There were purchases from two suppliers for logistic services which individually represented 15% and 12%, respectively, of the total amount of logistic service purchases made by the Company for the year ended December 31, 2020.

Currency convertibility risk

We substantially transact all of our business in Renminbi, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. Historically, we have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the years ended December 31, 2018, 2019 and 2020.

After completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Recently Issued Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Significant Accounting Policies” of our consolidated financial statements.

INDUSTRY

The information presented in this section has been derived from an industry report commissioned by us and prepared by China Insights Industry Consultancy Limited, an independent research firm, regarding our industry and our market position in China. We refer to this report as “CIC Report”.

China’s Massive and Fast-growing Consumer Economy

The ASEAN+3 Region, which encompasses three countries in East Asia (China, Japan, South Korea) and 10 countries in Southeast Asia (Brunei, Cambodia, Indonesia, Laos, Malaysia, Myanmar, the Philippines, Singapore, Thailand, and Vietnam), equated to a total of approximately 2.2 billion population, accounting for over 29% of the world’s population. The aggregate GDP of the ASEAN+3 Region reached approximately US$24.0 trillion in 2019 with a CAGR of 5.3% from 2014 to 2019. This region is one of the fastest-growing consumer markets in the world, with total retail sales value of consumer goods having grown from approximately US$5.2 trillion in 2015 to US$6.7 trillion in 2019, which translates to a CAGR of 6.7%; whereas the world total during the same period grew from US$19.6 trillion in 2015 to US$23.0 trillion in 2019 with a CAGR of 4.2%. Driven by improving economic conditions, better affordability, and the adoption of digital technologies, the retail sales value of consumer goods in this region is expected to further grow at a CAGR of 6.5% between 2019 and 2024 and reach US$9.3 trillion by 2024.

China is the second largest consumer market in the world, and the largest within the ASEAN+3 Region in terms of the retail sales value of consumer goods. Total retail sales value of consumer goods in China, which is defined as the spending on physical goods, excluding automobile, housing and consumer services, grew from RMB23.3 trillion in 2015 to RMB32.5 trillion in 2019, is expected to further grow at a CAGR of 7.7% to RMB47.0 trillion by 2024. The expansion of the consumer market in China has been continuing, underpinned by the increasing purchasing power, a greater focus on the quality and customization of products, and the development of new retail business models.

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Increasing purchasing power. A gradual process of urbanization has been taking place in China over the past decade. For example, the urbanization rate increased from 55.6% in 2015 to 60.6% in 2019, according to the National Bureau of Statistics of China. The urbanization rate is anticipated to further increase to 65.5% in 2024. Meanwhile, China’s average disposable income of urban households has seen steady growth in recent years, increasing from approximately RMB93,000 in 2015 to RMB120,000 in 2019 with a CAGR of 6.6%, and is expected to further grow and reach RMB169,700 in 2024. The burgeoning urban population and growing disposable income indicate the expansion of middle class and increasing purchasing power of Chinese consumers, which enables consumers to spend more on various consumer goods to meet their different needs.

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Preference for quality and tailored products. Along with the consumption upgrade, Chinese consumers, especially young generation, are gradually shifting from traditional products with a basic function, to more quality, premium products that are more customized, convenient, safer and eco-friendly. The transition of consumer psychology and accelerated demand for higher-quality products is expected to continue to drive the growth of China’s consumer market.

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Development of new retail. Between 2015 and 2019, the number of mobile internet users in China rose from approximately 619.8 million to approximately 874.3 million. New retail, a concept emerged in 2016, represents a digitalized, integrated omni-channel retail model that leverages both online and offline models to deliver a seamless and compelling customer experience, with increased efficiency in terms of inventory management, product selection and logistics. With the popularization of mobile internet and the development of new technologies integrated with cutting-edge logistics and payment solutions, China’s new retail has continued to evolve and thrive, which is expected to continue to drive the overall consumption growth in the foreseeable future.

Consumer Market Size, in terms of total Retail Sales Value of Consumer Goods, China, 2015-2024E

Note: Refers to the spending on physical goods, excluding automobile, housing and consumer services.

Source: NBS, the CIC Report

The Burgeoning Lifestyle Brands Market in China

As the largest and fastest-growing consumer category in China in terms of total retail sales value, lifestyle brands have experienced a robust market growth in recent years. The size of China’s lifestyle brands market in terms of retail sales value reached approximately RMB10,062.4 billion in 2019 from RMB6,715.3 billion in 2015 and is expected to further grow at a CAGR of 9.8% to RMB16,056.4 billion by 2024, fueled by (i) rising consumer awareness in personal beauty and self-expression, and growing preference for a quality and fashionable life, (ii) accelerated product innovation, and (iii) continuous market education from social media and the influences of popular culture.

The Size of Lifestyle Brands Market in Terms of Retail Sales Value, China, 2015-2024E

Source: the CIC Report

The lifestyle brands market in China can be further broken down into five major product categories: beauty and personal care, maternal and child, packaged food and beverages, fashion products, and consumer health.

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Beauty and personal care. The market of beauty and personal care products consists of skin care, hair care, oral care, color cosmetics, bath and shower, and other products, with its size increasing from approximately RMB290.5 billion in 2015 to RMB432.8 billion in 2019 in terms of total retail sales value in China, representing a CAGR of 10.5%. In 2018, 2019 and 2020, the GMV generated by sales of beauty and personal care products on O’Mall was approximately RMB861.1 million, RMB1,519.2 million and RMB1,604.2 million. Chinese consumers tend to increase their consumption budget on beauty and personal care products for better personal appearance and personal hygiene. Meanwhile, beauty and personal care enjoys the largest number of KOLs among all lifestyle product categories, and frequent market education via promotion and advertising via various social media channels has generated numerous information touchpoints for consumers, including makeup swatch, cosmetics tutorials, unboxing, experience sharing, KOC endorsement and live streaming sales. Premium product offerings and shifting consumer preference towards natural and organic ingredients are expected to be the trends in this market in the foreseeable future.

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Maternal and child. Maternal and child products market refer to products specially designed for infants, children and maternities, consisting of baby food, kid’s wear, safety seat and stroller, feeding accessories, children diapers, child-specific personal care products, toys, children’s furniture, and other products. The total retail sales value of maternal and child products in China grew rapidly from approximately RMB784.0 billion in 2015 to RMB1,546.8 billion in 2019, registering a CAGR of 18.5%. In 2018, 2019 and 2020, the GMV generated by sales of maternal and child products on O’Mall was approximately RMB363.7 million, RMB537.5 million and RMB504.0 million. In recent years, the Chinese government has gradually terminated family planning policies. As a result, the number of newborns in China is expected to reach 13.8 million to 14.5 million over the next five years. Meanwhile, unlike the old generation, the young generation in China has stronger willingness to pay for a diversified range of quality products due to their enhanced awareness of baby care.

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Packaged food and beverages. Packaged food and beverage market consists of packaged food, non-alcoholic drinks and alcoholic drinks. China’s packaged food and beverage market size has achieved RMB4,650.7 billion in 2019 growing from RMB3,233.3 billion in 2015, at a CAGR of 9.5% during the period. In 2018, 2019 and 2020, the GMV generated by sales of package food and beverages on O’Mall platform was approximately RMB135.5 million, RMB302.9 million and RMB453.2 million. Non-alcoholic drinks and packaged food are indispensable parts of consumers’ daily life. Besides, the hectic pace of city life has boosted the growing demand for convenience, and urban consumers tend to purchase products offering ease of preparation and on-the-go portability. The changing consumption habits of Chinese consumers and the growing acceptance of alcoholic drinks, which are no longer primarily consumed at dinner parties and social gatherings, but more as part of consumers’ daily lives. Continuous product innovation, more diversified consumption scenarios, and the development of nature and nutritious products tend to be the future trends of this industry.

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Fashion products. China’s fashion products market includes apparel and footwear, and a diversified group of personal accessories including bags and luggage, watches, eyewear and jewelry, the market size of which increased from RMB2,288.8 billion in 2015 to RMB3,250.1 billion in 2019 at a CAGR of 9.2%. In 2018, 2019 and 2020, the GMV generated by sales of fashion products on O’Mall was approximately RMB94.5 million, RMB238.0 million and RMB389.5 million. Online shopping offers a diversity of choices, lower prices, and more convenient payment methods, and is expected to continue to boost the demand for fashion products. As for the growth for sub-segments, sportswear is expected to witness a handsome growth in the coming years due to the growing interest in sports and fitness of Chinese consumers, and fashion apparel are believed to continue to attract Chinese young generation, who have relatively high income level and strong self-consciousness about appearance.

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Consumer health. China’s consumer health market is comprised of vitamins, dietary supplements, sports nutrition, and weight management and wellbeing products, the market size of which increased from RMB118.6 billion to RMB182.0 billion in terms of total retail sales value, at a CAGR of 11.3% from 2015 to 2019. In 2018, 2019 and 2020, the GMV generated by sales of consumer health products on O’Mall was RMB412.6 million, RMB596.4 million and RMB662.1 million. To alleviate the physical and mental health problems brought by increasingly stressful urban life, and with a growing interest in self-care, Chinese consumers are shifting their consumption focus from disease treatment to prevention, and increasingly consuming a wide range of consumer health products. Besides, more participation in regular exercise and sports and enhanced fitness awareness increase the demand for sports nutrition products and dietary supplements. Product diversification and more transparent regulatory environment in this industry are also expected to spur the growth of consumer health products in China.

The Size of Lifestyle Brands Market in Terms of Retail Sales Value, by Sales Channel, China, 2015-2024E

Note: New e-commerce is a sharing-based online shopping model built on customers’ social networks and communities, where customer purchasing behaviors are initiated by sharing or recommendations among friends or social contacts of similar interests or backgrounds. New e-commerce can be further categorized into KOC e-commerce and content-sharing e-commerce. KOC e-commerce refers to a model where a number of KOCs recommend products and facilitate the sales through their personal social networks on various social platforms. Content-sharing e-commerce attracts consumers and trigger consumer purchasing behaviors by abundant content including shopping experience sharing, recommendations and reviews in different formats.

Source: the CIC Report

In China, offline channels, including modern retailers, traditional retailers, cosmetic stores, department stores and others, are the major distribution channels for the lifestyle brands market in China, accounting for 74.9% of the total retail sales value of lifestyle brands products in 2019.

The online channels have been gaining more importance in the lifestyle brands industry in terms of retail sales value, with its sales contribution expected to grow fast from 25.1% in 2019 to 37.6% in 2024. Online channels can be categorized into traditional e-commerce and new e-commerce, accounting for approximately 50.7% and 49.3% of total online retail sales of lifestyle brands in 2019, respectively.

New e-commerce, including KOC-driven e-commerce and content-sharing e-commerce, represents a fast-growing distribution channel in the lifestyle brands industry. The sales contribution from new e-commerce in the lifestyle brands industry in terms of retail sales value increased rapidly from 1.2% in 2015 to 12.4% in 2019, and is expected to reach 25.4% in 2024. The retail sales value of lifestyle brands from new e-commerce in China grew explosively from approximately RMB80.2 billion in 2015 to RMB1,246.6 billion in 2019, representing a CAGR of 98.5%. In China, there is an increasing trend to share one’s everyday life including shopping needs and experiences with others on social media. In addition, new e-commerce is capable of providing more targeted recommendations through KOCs and attractive content, helping customers make more informed purchase decisions. Meanwhile, increasing consumer acquisition costs are forcing brands, manufacturers and retailers to find innovative channels to reach and interact with a larger audience. As a result, the retail sales value of lifestyle brand products from new e-commerce is expected to grow at a CAGR of 26.7%, between 2019 and 2024, reaching approximately RMB4,073.1 billion by 2024.

The Emergence of New Generation of Discerning Young Consumers with Strong Spending Power

China’s urban young generation, which refers to the urban population aged between 18 and 35 with a population of around 284.8 million as of the end of 2019, has become the dominant force and the most influential consumer demographic in China’s lifestyle brands market, with the proportion of total consumption by the Chinese urban young generation having reached 54.0% in 2019. A great number of fresh, fashionable and future lifestyle brands have emerged in recent years. The total spending on lifestyle brands by urban young generation in China increased from approximately RMB3,009.7 billion in 2015 to RMB5,435.8 billion in 2019, representing a CAGR of 15.9%, which is estimated to further grow at a CAGR of 14.4% between 2019 and 2024, outpacing the growth of the overall lifestyle brands market in China.

Total Spending on Lifestyle Brands of Urban Young Generation, 2015-2024E

Source: the CIC Report

Urban young generation is reshaping the consumer culture and consumption pattern in China, offering tremendous new opportunities for lifestyle brands:

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Freer-spending. This demographic usually has strong aspirations towards having a premium lifestyle, and is more motivated to spend on discretionary items than their elders. As of 2019, the average spending on lifestyle brands of urban young generation was approximately 2.7 times the national average level. Furthermore, ahead-of-time consumption is gaining popularity among urban young generation in China, with the penetration rate of consumer credit products among them reaching approximately 85% in 2019.

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Sophisticated and globally-aware. Chinese urban young generation is usually more educated and travels more than their parents. This demographic comprised over 50% of tourists, and contributed to approximately 52% of Chinese residents’ total travel consumption in 2019. As a result, this group is more sophisticated with exposure to global culture and ideas, modern lifestyle and abundance of information at their fingertips. They extensively shop quality products from both at home and abroad.

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Growing interest in fast fashion and expressing individuality. Chinese urban young generation has demonstrated a growing demand for unique products that give them a sense of individualism. They look to express their social identities through their choices of brands, which in turn can help them build their desired social image. Boutique brands, limited edition products and customized products are getting more popular in China, demonstrating more individualized preferences. Meanwhile, this group also has a fast-changing taste for fashionable and novel products.

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Mobile shoppers and new media users. Nowadays, Chinese urban young generation has high expectations for shopping convenience. Most of them are omni-channel mobile shoppers. When they go shopping online, the majority of them use mobile devices for their entire shopping journey, from product research, to purchase, payment, delivery and aftersales services. While at physical stores, they look for convenient mobile payment methods as well as hassle-free delivery service. Chinese urban young generation is also the heaviest users of social media. For example, the young generation represented approximately 80% and 70% of the total user number of Weibo and Douyin, two of the largest social platforms in China, respectively. The frequent usage of mobile social media makes this group of customers more likely to be influenced by KOCs when making purchase decisions.

Lifestyle Brands Market Transforming Towards Diversification and Increasingly Fragmented Channels

Given the constantly evolving consumer demands, increasingly fierce competition among lifestyle brands, and the ongoing innovation of retail business models, the lifestyle brands market is expected to transform towards diversification along with increasingly fragmented channels. Specifically, the future trends of the lifestyle brands market include:

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More diversified, specialized product offerings. Lifestyle brands in China have been continuously investing in the R&D of diversified products in order to satisfy evolving customer needs. The offerings of lifestyle products are being enriched through changes in various aspects including specialized scenarios, target demographic groups, functions, and products forms, which brings more product sub-segments to consumers in the market. For instance, specialty color cosmetics products are designed for different make-up procedures to help consumers achieve a delicate and comfortable make-up. Skin care products, which used to be designed for all people, are now specialized into child-specific products, men’s products and women’s products. Functions of color cosmetics products are also upgraded from basic functions such as color rendering to additional functions including moistening and durability, thus providing better usage effects and user experience. Color cosmetics products in new forms such as air-cushion and spray are also replacing products in traditional forms with a more convenient user experience.

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Infusion of global brands and products available for purchase worldwide. Chinese consumers are now looking for more convenient access to a wide range of high quality overseas lifestyle products, which has generated significant opportunities for cross-border trade. The total import value of consumer goods in China increased from approximately US$162.5 billion in 2017 to US$213.5 billion in 2019, at a CAGR of 14.6%. The booming development of cross-border transaction platforms and international payment and logistics technology are expected to lead to the great infusion of global quality goods to meet the demands of Chinese consumers for overseas products.

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Increasingly fragmented sales channels. Diversified retail formats with new business models emerged in the past decade, especially those embedded with social elements. According to the statistics from CCFA, NBS, and CIC, the total retail sales value of Top 100 retailer chains as a percentage of total retail sales value of consumer goods in China decreased from 8.8% in 2015 to 8.0% in 2019, and is expected to further decline in the next five years. Similarly, from 2015 to 2019, the total market share of the top three traditional e-commerce platforms, Taobao, Tmall and JD.com, measured as GMV as a percentage of total online retail sales value, continued declining, while the market share of other e-commerce platforms continuously increased from 3.8% to 18.4%, recording a CAGR of 91.4% in terms of GMV. The market of lifestyle brands in China presented the same trend as the overall consumer market. The sales channels of lifestyle brands in China have become more fragmented, requiring brands to adapt to a more flexible and comprehensive sales channel strategy to reach the target consumers more effectively.

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Increasingly diverse information touchpoints and novel marketing tools. The mobile internet has made information sharing more convenient and personalized. There is also a growing consumer preference for short-length fragmented information in novel content format. Mobile internet users in China are increasingly using different mobile apps for information acquisition and entertainment. To effectively reach those consumers, businesses and brands have been developing more innovative and personalized marketing tools. Through leveraging novel marketing methods including social media, short video and live streaming, and offline marketing, lifestyle brands will be able to greatly enhance their brand exposure and acquire customers in a more cost-efficient way through more accurate customer targeting and interactive communications.

Challenges in the Lifestyle Brands Industry

Despite the enormous growth potential, various challenges exist in China’s lifestyle brands market:

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Lack of a wide variety of brands and products catering to the ever-changing customer demand. In China, the consumption demand of the young generation are becoming more personalized, diversified, and fast-changing. For example, in China’s color cosmetics market, a great number of online brands have emerged in recent years, and the market share of top three brands for the year 2015 decreased from 31.8% in 2015 to 18.9% in 2019, in terms of retail sales value. This scattered and changeable consumption pattern makes it challenging for traditional players with a limited number of old-fashioned brands or products to quickly respond to the latest market trends.

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Limited and unintegrated distribution channels and marketing solutions. Brands with limited and outdated sales and marketing channels usually suffer from decreased brand exposure and consumer traffic, and higher consumer acquisition costs. Also, without an effective mechanism or system to optimize the mix of different marketing and distributional channels, brands may be exposed conflict of interest between different channels, which may jeopardize the overall efficiency for brand management.

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Lack of global supply chain and professional fulfillment capabilities. Cross-border retail usually involves more supply chain stakeholders and uncertain factors than domestic retail, which poses challenges for traditional players. In addition, a powerful IT system, a competent overseas team, and well-established overseas supply chain infrastructure, also create market entry barriers for traditional brands. Thus, traditional players without global supply chain capabilities usually offer limited overseas product choices.

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Lack of data analytical capabilities. Without the support of a mature database, traditional brands usually lack enough cutting-edge market intelligence for product sourcing or incubation, which is expected to decrease the chance of success for new product launches. Furthermore, they may make arbitrary or biased operational decisions based on personal opinions and assumptions, which hampers the improvement in overall operational efficiency.

Transformation of Market Participants in the Lifestyle Brands Industry

Facing the market challenges mentioned above, leading lifestyle brands have been addressing the industry pain points and driving the transformation of their brand management through the following ways:

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More efficient and targeted brand sourcing and incubation. In order to better address the fast-changing tastes and preferences of the young generation, the lifestyle brand industry requires players to capture the market dynamics, and launch new brands and products in a short time.

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Integrated omni-channel marketing and distribution. Faced with the fragmented marketing and distribution channels, leading players in China’s lifestyle brand industry are able to reach the widest consumer base and boost sales in a more cost-effective way through a customized multi-channel marketing and distribution solution. They are also capable of gaining insights into the consumer behaviors of young generation, and have leveraged innovative marketing and distribution channels targeted at specific consumer groups, such as social e-commerce platforms or other online and offline channels with imbedded social features.

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Comprehensive global supply chain capabilities. Catering to the increasing demand of sophisticated Chinese consumers for quality lifestyle products around the world, leading players in China’s lifestyle brand industry source and deliver a wide selection of products around the world. They need to establish digitalized local warehouses, IT infrastructure and strong communication and integration capabilities and work closely with brand partners and a variety of logistics and delivery service providers to offer a seamless global shopping experience and effectively fulfill a growing volume of customer orders.

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Data-driven C2M / C2B approach. Brand incubation and development require multi-dimensional insights derived from relevant data from multiple channels, including user behavior data, transaction data, supply chain data, and industry data. Extensive database and advanced data analysis capabilities enable leading players in China’s lifestyle brand market not only to accurately predict market trends so as to launch products appealing to the young generation, but also to optimize operations and scale their business more effectively.

In recent years, various players have emerged in China’s lifestyle brands market with different business models, service scope, channel coverage and brand coverage.

Traditional e-commerce platforms mainly function as a marketplace or reseller of products, and they are generally not involved in other aspects of brand operations such as brand development, manufacturing and marketing. Similarly, offline retailers provide brick-and-mortar channels for brand partners or distributors to sell and distribute their products, with limited value-added services. In addition, they usually cover limited distribution channels focused on specific geographic regions, and barely have any private label product offerings.

In contrast, we emerged as an integrated lifestyle brand platform that incubates, markets and distributes products, combining the diverse roles served by various players along the industry value chain, including brand owners, online and offline retailers, and brand service providers. Such integrated brand platform is capable of managing the overall operations of private label brands and third-party brands with omni-channel marketing and distribution. Compared with traditional brand owners, we aim to continue to expand our brand incubation and development capabilities and offer a growing number of attractive private label brand offerings. Besides brand incubation and development, we have more diversified channels of marketing and distribution, compared to traditional brand owners, which allows us to provide customized brand marketing and product distribution solutions to our own private label offerings as well as product offered by traditional brand owners, and therefore positions us to play a critical role in connecting other players in the global lifestyle brand industry.

The following table illustrates the comparison between different types of players in China’s lifestyle brand market.

	Our Company	Traditional E-commerce Platforms	E-commerce Service Providers	Offline Retailers	Traditional Brand Owners
Monetization models	• Product sales discounts earned from suppliers • Private label sales • Membership and other service fees	• Product sales discounts earned from suppliers (acting as reseller) • Service fees (acting as marketplace)	• Product sales discounts earned from suppliers (acting as reseller) • Service fees (acting as marketplace)	• Mostly product sales discounts earned from suppliers (acting as reseller)	• Proprietary owners of brands • Sales of products to distributors and resellers

Brand incubation & development	• Efficient and targeted brand sourcing and development for diversified private label and third-party brands	• Typically limited brands incubation and development • Limited private label offerings	• Typically without brands incubation and development	• Typically without brands incubation and development	• Excel in incubation and development of private label brands

Distribution & marketing	• Integrated omni-channel distribution and marketing, including through self-operated and third-party channels	• Self-operated online platforms • Typically not involved in brand operation outside their own platforms	• Offering distribution and marketing services through specific third-party online platforms	• Typically limited to self-built brick-and-mortar channels	• Mainly rely on third-party marketing and distribution channels

Logistics & delivery services	• Comprehensive global supply chain capabilities	• Comprehensive global supply chain capabilities	• Optional logistics services	• Very limited logistics services	• Manage supply chain for their own brands

Data analytics	• Strong data analytics services offered to brand partners	• Strong data analytics services offered to brand partners	• Data analytics focused on online store operation	• Limited data analytics services offered to brand partners	• Data analytics focused on the performance of their own brands

Source: the CIC Report

Among all companies that manufacture and distribute lifestyle products of at least 30 private label or third-party brands in two or more product categories in both China and overseas, the top 10 players in terms of total revenue in China in 2019 collectively generated a total amount of RMB237.5 billion in revenue in the Chinese market in 2019.

We have rapidly established our presence in China’s lifestyle brand industry with a total revenue of RMB2.85 billion in 2019, ranking as the 10th largest lifestyle brand platform among such players, along with some of the largest well-known global players such as Nestle, P&G and Shiseido who have grown their businesses in China over a long history dating back to a century ago. The GMV generated by sales of products sourced from authorized distributors and resellers of third-party brands, including some of the top 10 lifestyle brand companies in China, on O’Mall was RMB2,539.9 million in 2019. Different from many of the other top 10 players in China, we are the only lifestyle brand platform in China that has developed an integrated ability to develop, market and distribute brands through a one-stop platform.

In addition, among approximately thirty cross-border e-commerce platforms in China that offer both import and export lifestyle brand businesses, we ranked as the 5th largest player with a total market share of approximately 0.7% in terms of GMV generated from cross-border online retail in 2019, with the top three players who are generic traditional e-commerce platforms collectively holding a predominant market share of approximately 84.6% in 2019. Cross-border e-commerce platforms are usually defined as online retail platforms where buyers and sellers (either merchant or individual sellers) are not located in the same country or jurisdiction. Cross-border e-commerce platforms in China that engage in import online retail business enable buyers in China to purchase foreign products across national borders via online shops. Similarly, those that engage in export online retail business enable sellers in China to sell products to foreign consumers online across borders. “GMV generated from cross-border online retail”, refers to GMV of all types of consumer goods (excluding automobile, housing and consumer services) sold or purchased from China’s imports and exports through online retailing platforms.

BUSINESS

OUR MISSION

Be the dream factory of lifestyle brands for young people.

WHO WE ARE

We are a next-generation lifestyle brand platform that incubates, markets and distributes the world’s fresh, fashionable and future brands, which we refer to as “3F brands,” to young people in China and across Asia.

Our founder Cong (Kenny) Li, an 18-year veteran at a Fortune 100 multi-national consumer goods company, created Onion with an objective to search for and create the next generation of fresh, fashionable and future brands and bring them to the young consumers in China and across Asia.

Today, the Onion global brand family is synonymous with what Kenny initially set out to build. The 4,001 brands on our platform, including 86 brand partners that directly work with us, offer 23 categories of lifestyle products, including beauty products, maternal and baby products, food & beverages, fast fashion and wellness products. Trusted by millions of users, our platform improved our users’ lives in small but meaningful ways by offering our users a wide product selection and an enjoyable online shopping experience. Our online platform disrupts the conventional lifestyle retail landscape in China by offering an integrated solution to develop, market and distribute new and inspiring branded products, thereby reshaping the lifestyle shopping and consumer culture in China.

Our unique ability to identify the next fresh, fashionable and future brands around the world and promote them to become the consumer crazes in China ahead of the curve is rooted in years of experience that our founder has accumulated in brand management and sales and marketing and is further reinforced by our close relationships with 86 brand partners and over 130 authorized distributors and resellers around the globe.

Over the years, we have built an integrated platform for brand sourcing, building, marketing and distribution with a track record of high performance:

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As of December 31, 2020, products of 4,001 brands were offered on our platform, including brands from our 86 brand partners and 21 private label brands. The GMV generated by sales of products from our brand partners on our self-operated retail platform, O’Mall, increased by 125.5% from RMB428.8 million in 2018 to RMB966.8 million in 2019, and further by 35.5% to RMB1,309.9 million in 2020 from 2019. The GMV generated by sales of our private label products on O’Mall reached RMB50.9 million in 2020 despite only having launched our private label business in 2018.

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Our omni-channel marketing and distribution empowers brands with the technology and services to reach the widest and most relevant consumer base. We help brands build a large, loyal following through connecting and empowering over 516 thousand active KOCs on our platform as of December 31, 2020, who effectively promote our products and share their shopping experience through social media. We build our big data analytics capability upon a large volume of transactional data collected on our platform. Based on our buyers and active KOCs’ purchase behaviors and relevant usage patterns, we use our algorithm to improve our product selections and recommendations, thereby optimizing our operation and enhancing user experience. We strive to continue to enhance predictive and statistical models based on the big data we have accumulated. As of December 31, 2020, our technology leverages data from over 61.3 thousand SKUs and millions of user interactions online, particularly these by or through our active KOCs, creating a strategic asset of hundreds of millions of data points.

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Through our advanced technology and global supply chain capabilities, we take the guesswork out of our customers’ global shopping experience, enabling seamless delivery of products manufactured and sourced around the world to Chinese consumers at competitive prices. We have processed 5.5 million, 10.3 million and 15.8 million orders for the year ended December 31, 2018, 2019 and 2020, respectively. The delivery time for these orders were generally around ten days for products shipped directly from overseas to China and one to four days for products we pre-stocked in our bonded warehouses in China and Hong Kong hub facility, compared to an industry average of approximately 15 days and five days, respectively, in China’s cross-border online retail industry.

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We have achieved rapid profit growth at scale. Within five years since the commencement of our operations, we achieved RMB3,810.7 million (US$584.0 million) revenues in 2020. Our net income increased from net loss of RMB94.8 million in 2018 to net income of RMB102.8 million in 2019 and further increased by 102.3% to net income of RMB208.0 million (US$31.9 million) in 2020. At the same time, our net margin, measured by net income as percentage of total revenues increased from 3.6% in 2019 to 5.5% in 2020.

KEY PILLARS OF OUR BUSINESS MODEL

The growth and success of our business are supported by three integrated components:

•	a high-performing brand portfolio consisting of brands from our brand partners or represented by authorized resellers and distributors, as well as our private label brands,

•	integrated omni-channel marketing and distribution solutions, and

•	proven and effective monetization strategies.

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High-performing brand portfolio: As of December 31, 2020, we cooperated with 86 brand partners. Together with them, we have developed a deep understanding of young consumers’ tastes and preferences, through which we are able to accurately predict consumer trends and quickly identify, incubate and promote fresh, fashionable and future brands that represent the future of lifestyle consumption. As of December 31, 2020, we had launched 21 private label brands, covering a total of 634 cumulative SKUs. During the period between August 2015 to December 2020, 242 brands generated more than RMB1.0 million GMV within only six months after their initial sales through our platform.

•	Integrated omni-channel marketing and distribution solutions: Unlike traditional brand holding companies or social e-commerce platform, we are not only able to identify and develop inspiring brands, but also able to rapidly increase a brand’s exposure and sales through customized, multi-channel marketing and distribution. While our strengths in marketing and distribution extend well beyond social media, we are recognized as a pioneer and leader in social e-commerce. According to the CIC Report, our social e-commerce platform, O’mall, ranked among top ten social e-commerce platforms in terms of GMV as of 2019, and ranked among top five social e-commerce platforms in terms of GMV generated from cross-border online retail as of 2019. “GMV generated from cross-border online retail”, refers to GMV of all types of consumer goods (excluding automobile, housing and consumer services) sold or purchased from China’s imports and exports through online retailing platforms. Our social e-commerce is centered around over 516 thousand active KOCs on our platform as of December 31, 2020, whom we actively manage to effectively attract, influence and retain potential customers. We reward our active KOCs for promoting our products through their social networks. This unique social e-commerce model allows us to promote and sell products in a more cost-effective way and delivers a personal and interactive shopping experience that drives customer acquisition, retention and lifetime value. In addition, we leverage buzzworthy offline marketing campaigns, cooperate with social media influencers, and create various innovative multi-format content to help brands reach a wider audience.

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Proven and effective monetization strategies: We adopt effective monetization strategies that enable us to benefit throughout a brand’s lifecycle and across all types of brands we offer on our platform. For third-party brands we promote on our platform, we are able to purchase them at discounted prices either directly from brand partners or from product resellers and distributors. For our private label brands which we focus on building to drive our future growth, we directly benefit from their growth and success – through their attractive profits from products sales and the increase in brand value over the long-term.

We believe the three components that underpin our business model have contributed to our rapid growth in the past and formed a virtuous and self-reinforcing cycle that will continue to fuel our long-term growth.

Throughout this cycle, we believe our successful track record in developing, marketing and distributing brands will help us attract more brand partners to our platform. With more brand partners joining our platform, we believe we will be able to develop deeper data insights into market trends and consumer preferences, which we believe will further improve our ability to identify, develop and market more brands. As we continue to expand our brand portfolio, we believe more active KOCs and customers will be attracted to the growing product offerings on our platform, which will increase our bargaining power and control over our supply chain business partners, particularly our product suppliers. With more competitively priced and better products, we believe we will be able to attract more active KOCs and customers, which will then in turn enable us to further improve our ability to attract, develop and market brands on our platform. Last but not least, as we help our brand partners achieve greater success, we believe their growth and profitability will improve, which in return, will incentivize them to increase their reliance on our platform, thereby further improving our profitability.

OUR STRENGTHS

Unique, high-performing and profitable lifestyle brand platform

Onion was created to serve the young generation of consumers. Our users are youthful, aspirational and have fast-changing tastes. They wish to feel unique – that means they are always searching for “that brand and that product” that manifest their individuality.

We excel in analyzing market trends to accurately identify and quickly incubate brands, providing young customers with immediate access to new and exciting products, a seamless shopping experience and rapid delivery at all times. At the same time, we are transforming our brand partners’ retail models in China by enabling them to reach a wider and more relevant consumer base and supporting them every step of the way, from social media campaigns to content creation, from supply chain management to last-mile delivery and customer services.

Our high-performance throughout the years sets us apart from our competitors. We offered products from 4,001 brands as of December 31, 2020. Among them, we directly and closely worked with 86 brand partners to help them achieve remarkable growth in sales volume. The total GMV generated from sales on O’Mall for our brand partners was RMB428.8 million, RMB966.8 million and RMB1,309.9 million for the years of 2018, 2019 and 2020, respectively.

We have achieved growth in profitability at scale. Our net loss was RMB94.8 million in 2018 and recorded net income of RMB102.8 million in 2019, and further reached to RMB208.0 million (US$31.8 million) in 2020.

One-of-a-kind brand portfolio with fresh, fashionable and future product offerings

We have established a broad, growing and high-quality network of 86 brand partners across 14 countries, including Comvita, LANEIGE, SULWHASOO, Cheong Kwan Jang and Schiff Nutrition, covering over 19,500 cumulative SKUs spanning beauty products, maternal and baby products, food & beverages, fast fashion and wellness products as of December 31, 2020. Through our strategic cooperation with these brand partners, we have gained deep insights into their brand positioning and advantages, the latest market trends in the relevant lifestyle product segments, supplier and manufacturer resources, and cross-border supply chain management. Such insights, combined with our data analytics, in turn allow us to pick the freshest and most fashionable brands and come up with creative brand storytelling at the marketing stage to cater to young consumers’ cravings for new, fun and exciting products.

Leveraging our extensive brand management know-how, we had developed 21 private label brands covering 634 cumulative SKUs in Japanese handicrafts, household goods, premium maternal and baby apparels, beauty products and snacks, as of December 31, 2020. The total GMV generated from the sales of our private label products on O’Mall reached RMB50.9 million in 2020 despite only have launched our private label business in 2018. Our private label brands embody our deep understanding of our customers and brand management. We use our data technology to identify market trends and inform merchandising decisions, and support them with effective sales and marketing strategies. We have full discretion over the design, manufacturing, marketing and distribution of our private label brands, which enables us to optimize our product mix and address varying demands of our customers, while achieving attractive gross profit margins. We believe our private labels also reinforce Onion’s image as an established brand in its own right, with strong consumer affinity and reputation as a go-to shopping destination for young people in China.

Integrated and customized omni-channel marketing and distribution

Positioning and visibility are of paramount importance to every lifestyle brand. We have developed a unique and comprehensive suite of marketing and distribution solutions to facilitate brands’ engagement with a wider audience in today’s digital world and global shopping environment. Our omni-channel marketing and distribution solutions are centered around social e-commerce, and cover offline marketing, social media, and innovative content-driven marketing that are purposefully designed to appeal to the young generation of consumers, fostering sustainable business growth without forgoing control over the most important aspects of brand management including product pricing.

We operate O’Mall, a pioneering and leading social e-commerce platform. When a new user first visits O’Mall, a KOC will work with the new user and will provide personal and customized shopping advice and promote and sell our products through her social networks in an engaging and cost-effective way. In return, we reward the KOC for promoting our products and referring new KOCs to our platform. Our social e-commerce model benefits from strong network effects. As more KOCs promote our products through more interactions with potential consumers, more transactions occur on our platform and our understanding of consumer demands improve, allowing us to reach and serve more consumers through a truly tailored shopping experience. As of December 31, 2020, we managed a network of over 691.4 thousand KOCs, increased from 310.3 thousand and 492.5 thousand as of the end of 2018 and 2019, respectively.

We complement our social e-commerce with other highly-effective marketing and distribution channels such as offline marketing campaigns, social media marketing and creative content-driven marketing. In the year of 2020, we had conducted a total of 228 offline marketing events, including 212 events conducted in the second half of 2020, attracting a total audience of approximately 322 thousand. For example, in 2019, we carried out an online and offline promotion event for Cemoy, and the average daily sales during the promotion period was RMB100 thousand. Our promotion efforts resulted in 601% increase in the average daily sales of Cemoy products. In addition, we utilize video streaming marketing and other forms of social media marketing to reach a wider customer base. We had recently set up a live-streaming module on O’Mall App and in 2020, our live-streaming program had attracted over 481 thousand audiences, 1.9 million views and 4.0 million likes.

Fully-integrated and efficient supply chain operations

Our comprehensive and integrated supply chain capabilities enable us to source and deliver a wide selection of high-quality products around the world while minimizing market and inventory risks. We source quality products through brand partners directly or authorized resellers or distributors, and distribute them through our extensive fulfilment network, which integrates delivery partners from around the world in a centralized supply chain system. Our operational system aggregates information of inventories from multiple stock points of our suppliers in real time, allowing us to ship products to our customers in a highly efficient manner.

Our business covers 4,001 brands sourced domestically and from 43 countries and regions outside China as of December 31, 2020. Our flexible supplier chain network is able to quickly adapt to our fast-changing needs on product mix, thereby ensuring optimal inventory turnovers and efficient order delivery. The time period from order placement to delivery is generally around ten days for products shipped directly from overseas to China and one to four days for products we pre-stocked in our warehouses in China and Hong Kong hub facility. As of December 31, 2020, we operated six overseas warehouses, occupying a total area of over 41 thousand square meters, and eight domestic warehouses, including Hong Kong, occupying a total area of over 67 thousand square meters, and a team of 40 specialists supporting our smart logistics system, which enable us to effectively shorten the delivery time and reduce costs. In 2020, we delivered most our products around ten days from overseas locations to various cities in China, faster than industry average.

Strong data analytics bringing brands closer to consumers

Our scalable technology and strong data analytics allow us to gain relevant, multi-dimensional and actionable insights into a massive trove of user and transaction data from various touch points throughout the lifestyle brand ecosystem. Such data include customer behavioral data, transaction data, real-time inventory and supply chain data, industry and market trend data, and pricing data from over 61.3 thousand SKUs from 4,001 different brands on our platform as of December 31, 2020. Our data engineers and technology specialists then utilize these data to feed our proprietary algorithms to generate relatable insights that inform our decision making through all major aspects of our operations, ranging from brand and product sourcing to marketing and distribution. We believe our data-driven “customer-to-manufacturer” approach effectively turns brand incubation from a reactionary, discretionary exercise into a predictable, data-driven technique, thereby improving our ability to optimize product mix, manage pricing, streamline supply chain, and address unmet user demands.

We have accumulated extensive customer behavioral and transaction data from interactions among our active KOCs and customers. In 2019, our active KOCs had successfully recommended 5,590 types of products to customers, resulting in an increase of 491% compared to 946 types of products recommended to customers by our active KOCs in 2018. In 2020, our active KOCs had recommended 3,420 types of products to customers. Our technology leverages such real-time customer feedbacks to guide brand sourcing, incubation, marketing and distribution. These insights allow us to deliver an enhanced experience to both our brand partners and customers.

An empowering, entrepreneurial culture steering our people to innovations

Our senior management’s inspiration to reshape lifestyle brand management and transform shopping experience influences everything we do. Onion was founded with our founder’s dream to make it an inspiring and inclusive place where our employees, regardless of age, gender, background and skills, can focus on their interests and showcase their talent to drive innovations. At our company, our employees are encouraged to explore new ideas and technology. We believe that the empowering working environment that we try to foster on a daily basis makes our company an attractive place for employees to build their own career and future.

Spearheaded by our founder, Mr. Cong (Kenny) Li, our management team brings extensive experience and diverse backgrounds in FMCG, cross-border commerce, internet and social media, product development, marketing and distribution, finance and investment, and supply chain operations. Our management team is responsible for creating an empowering environment with each of their teams, by designing and implementing innovation-focused professional development program and compensation system to motivate our people to become leaders at all levels and create greater values for our brands and users.

HOW WE APPROACH THE FUTURE

The global ecosystem of lifestyle brands offers tremendous opportunities and we are still in the early phases of building our global brand platform. We plan on executing the following strategies to bring lifestyle brands for young people.

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Develop brand portfolio. We will broaden and deepen our cooperation with leading third-party brands, discover more emerging brands with great potential at a global scale, and further expand our product offerings to cater to customers’ changing needs. Equally important – we will continue to invest in developing our private label brands. Drawing upon what we learned from cooperating with third-party brands, and combining it with our extensive industry knowledge, we plan to broaden our private label product offerings to optimize our product mix and drive profitability.

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Strengthen marketing and distribution capabilities. We will strengthen our marketing capabilities, including offline promotion, social media marketing and content-driven digital marketing to reach, understand and guide our customers. We will also continue to expand our distribution capabilities through growing our network of KOCs and empowering them with enhanced technology and data analytical support.

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Broaden fulfillment and logistics network. We will expand our warehouse network and geographical coverage. Particularly, we will partner with our brand partners to utilize their warehouse resources to enhance the cost-efficiency and performance of direct delivery. For our existing warehouses, we aim to streamline our inventory and logistics management through technology investments to further improve cost and cash flow management.

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Invest in technology and innovation. We will continue to invest in people, technology and innovation. We will continuously invest significantly in our technology to empower brand incubation, improve user experience, and lower operational costs. In particular, we plan to empower our KOCs with more data-driven tools to improve product recommendation and provide them with relevant data insights and customized promotion strategies.

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Continue international expansion. We will expand our global footprint by establishing more offices and recruiting talents in overseas markets in Asia, and pursuing acquisitions of suitable overseas product development and manufacturing facilities. We also expect to replicate the success of our social e-commerce distribution model in other countries in Asia. We will continue to grow our overseas customer base by leveraging our supply chain and private label offerings.

Our Comprehensive Global Brand Platform

“Luca Bank” – Our Brand Portfolio

To address the diversified needs of young generation of customers, we analyze market trends to accurately identify fresh, fashionable and future brands and products for young customers who are always searching for new lifestyle products that manifest their individuality.

We currently offer a broad spectrum of apparel, accessories, cosmetics, home goods, and lifestyle products from 4,001 popular domestic and international brands. We source products from reputable product suppliers, which include both (i) authorized resellers and distributors of third-party brands and (ii) a growing network of 86 brand partners across 14 countries that we closely and directly work with and source products from, including Comvita, LANEIGE, SULWHASOO, Cheong Kwan Jang and Schiff Nutrition. We have also developed a growing library of 21 private label brands. Our third-party brands and private label brands together form our diversified brand portfolio, which we named as “Luca Bank” in the hope that it will flourish and grow as the “last universal common ancestor” for the next generation’s lifestyle brands.

The following table sets forth a breakdown of the total number of brands by source as of the end of the specified periods.

	As of December 31,
	2018	2019	2020
Third-party brands sourced from brand partners	31	52	86
Private label brands	5	13	21
Third-party brands sourced from other channels	1,746	2,839	3,894

Total	1,782	2,904	4,001

The following table sets forth a breakdown of our GMV generated by sales on O’Mall by product source during the specified periods.

	For the year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	%
	(in million, except for percentage)
GMV generated by sales of products sourced from brand partners	428.8	20.8%	966.8	27.4%	1,309.9	32.7%
GMV generated by sales of private label products	2.5	0.1%	22.8	0.6%	50.9	1.3%
GMV generated by sales of products of third-party brands sourced from other channels	1,633.9	79.1%	2,539.8	72.0%	2,649.2	66.0%

Total	2,065.2	100%	3,529.4	100%	4,010.0	100%

Our Third-Party Brand and Product Offerings

Benefiting from our technology and data analytics, we are capable of identifying and sourcing both established global and emerging local lifestyle brands that best address the fast-changing tastes of China’s young generation of customers – brands that we believe are fresh, fashionable and represent trends of the future.

We are highly selective in screening and choosing brand partners based on customer behaviors, including their searches, inquiries and purchases, on our online sales platforms. Through our technology, such data inform us of the latest trends in consumer demand, allowing us to constantly review and strategically select brands with products that address the varying needs of our customers. In addition, we identify emerging brands with significant market potential based on our market insights with a view to developing them into our major brand partners. Once a potential brand is identified, we carefully review the brand partner’s qualifications. This review process helps to ensure that we maintain a portfolio of brands with high standards and good reputation.

Brand and Product Offerings from Our Brand Partners

Attracting and nurturing a large and growing number of high-quality lifestyle brands requires long and careful relationship building with brand partners. We have been devoted to nurturing these relationships since our inception. As of December 31, 2020, we cooperated with 86 brand partners, covering over 19,500 cumulative SKUs in beauty products, maternal and child products, women’s apparel and accessories, personal care, food and beverage products, and household goods, etc.

As part of our integrated services to empower our brand partners, we provide them with a bespoke brand development plan, including brand planning, brand positioning, online and offline marketing campaigns, and distribution and sales solutions. We constantly provide our brand partners with valuable insights that help them optimize their product portfolio based on our analysis of massive torrents of data collected from various online and offline marketing and sales channels. Many of our brand partners had benefitted from a significant growth in their sales in China after partnering with us. For example, Schiff Nutrition became our brand partner in 2016 and its sales on our O’Mall platform grew rapidly from RMB152.0 thousand in 2016 to RMB26.0 million in 2019 and to RMB14.7 million in 2020.

We typically enter into annual supply agreements with our brand partners where we, in some cases, act as an online strategic partner or a cross-border e-commerce strategic partner of the relevant brand partners in China. Under our supply agreements, we purchase products directly from our brand partners at a discount to the retail price by placing purchase orders based on the projected sales cycle of the products. In addition to the regular sales, we organize customized marketing events to promote products for our brand partners, which we believe further enhance our value propositions to our brand partners and allow us to benefit from our favorable pricing terms offered by them as a result.

Brand and Product Offerings from Other Channels

In addition to products offered by our brand partners, we also source a large number of third-party products from the authorized resellers and distributors of 3,894 domestic and international brands such as SK-II and Dior, attracting a large number of customers to our platform. Our merchandizing team is responsible for identifying quality product suppliers based on our supplier selection guidelines that consider pricing, credibility, services and strategic value of such suppliers. Once a potential product supplier is identified, we conduct regular due diligence reviews on its qualifications based on our selection criteria. As of December 31, 2020, we sourced products from other channels of third-party brands covering over 61.3 thousand SKUs in beauty products, maternal and child products, women’s apparel and accessories, personal care, food and beverage products, household goods, and other lifestyle product categories.

Our Growing Private Label Product Offerings

We initiated our “Big Brand” campaign and established our first private label brand in 2018. Since then, we have continued our efforts to enrich our brand portfolio by launching new private label brands, catering to varying demands of our customers. As of December 31, 2020, we had developed 21 private labels, covering 634 cumulative SKUs, including Japanese handicrafts, household goods, premium maternal and baby apparels, beauty products and snacks. As of December 31, 2020, Tenkou Ryuugi and OBAGI ranked the top two best-seller brands among our private label brand portfolio in terms of GMV within six consecutive months, with approximately RMB11.2 million and RMB8.5 million of GMV, respectively.

Together with our comprehensive range and depth of third-party brand offerings, we believe our private labels embody our deep understanding of consumer demands. We use our advanced data analytics to identify market trends and inform merchandising decisions, and support our private labels with effective sales and marketing strategies. We believe our private labels reinforce our image as a premium brand in its own right, with strong consumer affinity across the rising young generation of customers in China.

The following chart provides a glance at our current private label brand offerings in our private label portfolio.

We adopt a “customer-to-manufacturer” model in developing our private label products. We identify customer needs by analyzing the extensive trove of customer and purchase behavior we have observed, evaluating the feasibility and profitability of developing the products that satisfy such needs and engaging manufacturing partners to bring the suitable products to our customers. We engage third-party manufactures to produce our self-designed or co-designed products, primarily including accessories and cosmetics.

We collaborated with a diversified group of selected manufacturers for the manufacturing and supply of products under our private label brands. We enter into framework agreements with manufacturers which set out key terms, including work allocation, quality and technology standards, packaging, delivery methods, risk allocation, quality control process, payment methods, service period and other standard terms. In addition to the framework agreements, we place orders that specify product specification, quantity, price, delivery time and location. We evaluate each manufacturer’s performance after each transaction based on a variety of factors, such as timely product quality, delivery of products, costs effectiveness, and financial performance.

We adopt a prudent manufacturer selection process for our private label products, which involves background check, preliminary review, on-site visit and sampling. We conduct an overall evaluation of each manufacturer’s facility capacities, qualifications, quality control, cost structure, production plans and technological capabilities.

We have implemented strict quality control procedures throughout the sourcing and production process. Our quality control team conducts site visits at the manufacturers’ facilities and closely monitors the quality of the raw materials and finished products as well as the manufacturing process. We also examine product samples at the production testing stage to ensure they satisfy all requirements set forth in the agreements before mass production.

“O’UNI Marketing” – Our Integrated and Customized Marketing Services

We have developed a unique and comprehensive suite of marketing solutions to facilitate our brands’ engagement with a wider audience in today’s digital world and global shopping environment. We operate a differentiated brand platform that not only offers a platform for brands and products, but also provide fully integrated and customized branding and marketing services to build brand awareness and promote sales. Leveraging our deep understanding of customer demands, we design bespoke branding and marketing strategies for our brand partners and provide them with a comprehensive set of marketing solutions in a cost-effective manner. In 2020, we organized 228 offline marketing and promotional campaigns, which attracted over 322 thousand audiences.

We work with our brand partners to create customized brand and product marketing and promotional plans, and leverage our long-standing network of marketing partners to implement such marketing and promotional plans. We and our brand partners are responsible for designing and creating marketing and promotional content and determining the suitable marketing channels, form, duration and budget of each promotional plan. Once the marketing plan is formulated, we work closely with our marketing partners to implement such plan. We typically enter into a framework agreement with each of our marketing partners, and compensate them based on the results of the relevant marketing and promotional events. As of December 31, 2020, we cooperated with 19 marketing partners to devise and implement customized brand and product marketing and promotional plans.

Our omni-channel marketing solution is centered around social e-commerce, and covers social media, digital marketing, celebrity endorsement, offline promotion campaigns and outdoor advertising. Through these tailored marketing and promotional activities, we effectively connect customers with brands and products offered through our multi-channel sales and distribution network.

Social Media: We believe we and our community with over 691.4 thousand of KOCs bring to life the brands and products sold on our platform through guiding our customers to make informed purchasing decisions on popular social network platforms such as Weixin/WeChat, Xiaohongshu, Instagram and Facebook. We and our KOCs create and distribute engaging content through major social media and content platforms and encourage our customers to share our content with their social connections, which amplify our brand image and enable us to reach more potential users. Leveraging our vibrant community of KOCs, we are able to effectively reach a massive relevant audience for the promoted brands. According to the CIC Report, the majority of KOCs of social e-commerce platforms in China have more than 500 WeChat friends. We also maintain official accounts on various social media and live streaming platforms in China to continuously engage and communicate with existing and potential customers about our platform, brands and products.

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Digital marketing: We promote our brands and products through various forms of digital advertising through domestic and international social media and online video platforms, such as iQIYI, Weibo, Douyin and Toutiao. As of December 31, 2020, our topic had accumulated over 100 million views on Weibo.

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Celebrity endorsement: From time to time, we engage celebrities and other fashion and lifestyle influencers to promote our platform, products and brands to increase customer awareness and trust, through various online advertising and offline promotional events. As of December 31, 2020, 27 celebrities promoted our online sales campaigns.

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Offline promotion campaigns: To enhance brand awareness, we also engage in offline marketing and brand promotion campaigns. For example, we host offline events from time to time, including seminars and campaigns, aimed at providing consumers with useful information and promote our brand and product awareness. We also regularly participate in product showcases and launches to promote the brands and products from ourselves and brand partners.

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Outdoor advertising: We use traditional mass media advertising on a selective basis in densely populated communities to increase our brand visibility and corporate image. We advertise through various media, including digital displays, billboards, bus stops and public transportation.

Beauty Carnival

We host a grand online shopping festival, Beauty Carnival, in September where we work with our brand partners and other third-party suppliers to offer a wide selection of promotions and discounts on the products sold on O’Mall. Special promotions attract a large number of bargain hunters and bolster customer visits to our O’Mall app during the shopping festival. We invite brand ambassadors, who include popular movie and TV stars, to support our Beauty Carnival by appearing in our advertisement. GMV generated by Beauty Carnival steadily increased by 222.8% from RMB32.5 million in 2016 to RMB104.9 million in 2017, 119.6% from 2017 to RMB366.7 million in 2018, 36.5% from 2018 to RMB500.5 million in 2019 and 16.5% from 2019 to RMB583.0 million in 2020.

Case Study – Amore Pacific

Since 2018, we have been providing customized, integrated marketing services for various brands managed by Amore Pacific. During July and August 2020, we utilized our comprehensive marketing channels to organize a 22-day multi-stage campaign themed “meet AMORE, meet Asia Beauty” for Amore Pacific’s brands. With the goal of creating buzz around the collaboration between Onion and Amore Pacific, increasing product popularity and promoting sales, we created a series of marketing events such as offline promotions, three-day live-streaming in the Amore Pacific Korea flagship store, organizing sales competition among active KOCs, and a variety of innovative advertisement on social network platforms. As a result of the “meet AMORE, meet Asia Beauty” campaign, RMB26.6 million worth of products from Amore Pacific were sold during the 22-day promotional period.

“O’Uni Channel” – Our Multi-Channel Sales and Distribution Channels

O’Uni Channel represents our multi-channel sales and distribution network designed to facilitate the sales of products on our platform across China and overseas, delivering results-driven sales services to our brand partners and other third-party brands. O’Uni Channel connects customers with thousands of different products sold on our platform through (i) our self-operated sales platform, namely, our social e-commerce platform in China, O’Mall and our overseas social e-commerce platform, CosyFans, and (ii) third-party e-commerce platforms. The following diagram summarizes our multi-channel sales and distribution network.

The following table sets forth a breakdown of our GMV by sales and distribution channel during the specified periods. In the indicated periods, we generated vast majority of our GMV from our self-operated social ecommerce platform O’Mall.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
	(in million)
GMV generated by sales through self-operated distribution channels	2,065.2	3,530.9	4,015.3
GMV generated by sales through third-party platforms	4.5	19.3	55.5

The following table sets forth the total number of orders placed through our O’Mall platform and their average order value during the specified periods.

	For the year ended December 31,
	2018	2019	2020
Total number of orders	5.5 million	10.3 million	15.8 million
Average order value	RMB378	RMB342	RMB254

Self-operated Distribution Channels

We sell a vast majority of our product offerings through our self-operated social e-commerce platforms O’Mall and CosyFans.

O’Mall Mobile App

We conduct our social e-commerce business in China primarily through our O’Mall mobile app. In addition, O’Mall can also be conveniently accessed through Weixin/WeChat mini programs. Our flagship O’Mall mobile app is a one-stop destination for our users to discover, explore and purchase a wide range of high-quality lifestyle products at attractive prices and to access other features and benefits.

Through the O’Mall mobile app, our users can browse and find a vast array of product offerings through customized product search and recommendations and enjoy special sales from routine flash sales to our special shopping events such as the Beauty Carnival in September. Our users can click on the desired product to view detailed product description and easily proceed to make the purchase. In addition to attractive prices, the O’Mall mobile app also offers a variety of innovative and fun features to encourage a user to become a KOC and recommend our product offerings to her family, friends or other social contacts.

Users can access our user community by clicking on the “Endorsement” tab at the bottom of the app interface to see what other users are buying and sharing online. Through a variety of social features and tools, they can write product description and reviews, upload photographs and short video clips, and host live broadcasts to share their shopping experience with and recommend products to other users. From time to time, we organize campaigns featuring popular brands and products. These campaigns offer an open forum for users who are KOCs to share their first-end experience with the relevant products, making it easier for users to find others with similar shopping interest and help each other in finding their favorite products.

Our O’Mall User Community

We foster a growing, vibrant user community centered around our users’ social network to promote sales of our products. Users begin their journey with O’Mall through invitation and recommendation by our existing KOCs via their respective social networks. As a result, new customers come to shop on our platform with an established trust in their own family and friends and similar purchasing preferences. We are deeply engaged with our user community through data analytics, which allows us to better understand their changing needs and preferences to optimize our brand development and product curation.

We serve our KOCs through our O’Partners, who are group of KOCs that provide various product promotion and distribution support services to other KOCs, including tutoring new KOCs how to use our app, responding to KOCs’ questions, providing technical support to solve KOCs’ operational issues, and sharing their own shopping and sales experience.

One can become an O’Partner by submitting an application within our O’Mall app and make a one-time admission payment of RMB12,000 to us to open an O’Partner account registered with our system. Each

O’Partner can initially invite up to 40 individuals to join our platform as KOCs. After reaching the initial limit of 40 invitees, each O’Partner can request to increase this quota to invite more KOCs by paying us a small fee per additional KOC account. To become a KOC, each user needs to pay a one-time fixed fee to the inviting O’Partner. Alternatively, one can also become a KOC on a trial basis after accumulating certain amount of membership points through using our O’Mall app. Through this effective social network model, we were able to attract an increasing number of O’Partners and KOCs to join our platform.

The following table sets forth the key operating data relating to our user community during the specified periods.

As of and for the year ended December 31,
	2018	2019	2020
Total number of active buyers	737.5 thousand	963.9 thousand	2.2 million
Total number of active KOCs	254.0 thousand	385.2 thousand	516.3 thousand
Total number of KOCs	310.3 thousand	492.5 thousand	691.4 thousand
Average GMV generated by each active KOC through sales on O’Mall	RMB8,131	RMB9,163	RMB7,767

We reward our O’Partners with various benefits such as cash incentives and coupons, and we compensate them based on the results of the relevant marketing and promotional events. We paid cash incentives to O’Partners of RMB19.8 million, RMB31.1 million and RMB33.9 million (US$5.2 million) for the years ended December 31, 2018, 2019 and 2020, respectively, which are recognized as selling and marketing expenses. The coupons redeemed by O’Partners were not significant for each of the periods presented. We also invite O’Partners and KOCs to offline events. Through these benefits, we further strengthen our engagement with O’Partners and KOCs who will be motivated to attract more O’Partners and KOCs to join our platform and reach more potential customers. In addition, O’Partners and KOCs are entitled to receive KOC incentives for products sold through their social networks. Specifically, for each purchase made or referred by a KOC, his or her inviting O’Partner also receives a fixed percentage of such sales as a KOC incentive. We keep track of the sales generated through KOC referrals by monitoring and tracking the sales generated via each KOC’s social network and distribute the KOC incentives to the relevant O’Partners and KOCs upon requests made by relevant O’Partners and KOCs. Supported by our centralized fulfillment, product delivery and customer service, we also produce ready-to-use product promotional materials to enable O’Partners and KOCs to effectively promote our products via their social networks. As of December 31, 2018, 2019 and 2020, we had 28.9 thousand, 44.0 thousand and 61.9 thousand O’Partners.

We empower KOCs from all walks of life to succeed and do not depend on a small number of active KOCs. In particular, in 2020, the highest GMV generated by an individual KOC was RMB2.2 million, while our top 100 KOCs contributed 2.0% of our total GMV of O’Mall and our top 1,000 KOCs contributed 11.2% of total GMV of O’Mall. Based on our analysis of user data, we believe our KOCs generally come from middle-class households and make purchase decisions for their respective households. They tend to spend a significant amount of time on social networks and are particularly interested in discussing lifestyle trends and sharing their shopping experience and product information with their social contacts. Through O’Mall, we offer them a unique social shopping experience that not only caters to their needs for high-quality lifestyle products, but also enable them to receive attractive financial returns and further engage with their social network. Through promoting our products, many of our KOCs have become influential opinion leaders within their social networks, influencing the purchasing preferences of many others. They also get to make new friends in our community and engage in social activities both online and offline based on their social network, geographic locations and interests. Such activities allow them to obtain relevant product information more easily, deepen friendship and further engage with our platform.

CosyFans Mobile App

Similar to O’Mall, we sell products sourced from our brand partners, other third-party product suppliers, and our private label brands outside of China on CosyFans, which launched first in Malaysia. Since CosyFans’ launch in 2019, it has achieved an average of 59% growth in quarterly GMV, with its total GMV reaching RMB0.6 million for the fourth quarter of 2020. We operate the CosyFans mobile app using a social e-commerce model similar to our O’Mall mobile app.

Third-Party Sales

In addition to our self-operated sales channels, we further distribute a small portion of our products to product resellers and distributors such as small-and-medium retailers, and on multiple third-party e-commerce platforms, primarily in order to manage residual inventory. After purchasing products from us, such third-party businesses then resell the products through their own distribution channels, such as their stores on major e-commerce platforms. We generally enter into a framework agreement with each reseller and distributor with a term of one year.

Offline Retail Stores

In 2020, we started exploring offline retail by launching ZIP Lab and O’life brands. ZIP Lab is an offline cross-board retail experience store, where customers can enjoy seamless fun shopping experiences and purchase a variety of overseas products without traveling abroad. We opened the first ZIP Lab store in Haikou City, Hainan Province in November 2020. We are also exploring overseas offline retail. In May 2020, we opened up O’life in Tokyo, where O’Mall users in China purchase Japanese products shipped directly from O’life stores Tokyo. Local customers can also select a variety of locally sourced products covering cosmeceuticals, beauty, personal care, maternal and child and consumer health.

“E-QUICK” – Fulfillment and Logistic Services Enabling a Boarder Free Shopping Experience

Our comprehensive and integrated supply chain capabilities enable us to source and deliver a wide selection of high-quality products around the world while minimizing market and inventory risks. We distribute products sold on our platform through our extensive E-Quick smart logistics system. The E-Quick smart logistics system leverages our technology infrastructure and big data analytics to coordinate with our self-operated warehouses and other third-party facilities and provide cost-effective logistics arrangements. We plan to open up our E-Quick smart logistics system to our brand partners as a part of our value-added services.

Fulfillment Services

We deliver a compelling customer experience by fulfilling orders quickly and accurately. We provide centralized and comprehensive fulfillment and customer service to our customers. Our fulfillment infrastructure for the prompt receipt, storage and shipment of products is primarily comprised of a global warehouse and delivery network, which we operate mainly through collaboration with contracted third-party logistics service providers. We fulfilled approximately 5.5 million, 10.3 million and 15.8 million orders in 2018, 2019 and 2020, respectively.

We intelligently manage our warehouse storage. The volume of products to be stored at the warehouses and the choice of warehouse to be placed are determined based on customer demand. When a customer places an order and makes payment, our warehouse management system automatically processes the order and assigns it to the warehouse or warehouses with the appropriate inventory. The third-party logistics service provider that we have hired in the region picks up the order at the warehouse to make the delivery. Once the order has shipped, our warehouse management system automatically updates the inventory level for each product in the order, ensuring that additional inventory will be ordered as needed. To further enhance inventory accountability and security, we track our inventory at all stages of the order receiving and fulfillment process. Our users can track the shipping status of their orders with respective logistic service suppliers at each step of the process. In 2020, we delivered approximately 6.8 million packages.

Warehouses

We strategically select the locations for warehouse facilities and choose the type of warehouse facilities at these locations based on the density of orders we expect to be fulfilled. As of December 31, 2020, we operated eight warehouses, with an aggregate gross floor area of over 67 thousand square meters in three cities in mainland China and Hong Kong; we also operated six warehouses in five overseas countries with an aggregate gross floor area of over 41 thousand square meters.

At each warehouse location, inventory is bar-coded and tracked through our warehouse management system, allowing real-time monitoring of inventory levels across our fulfillment network and item tracking at each warehouse location. We repackage all products to our standardized boxes for optimized storage at the warehouses. Our warehouse management system is specifically designed to support the frequent curated sales events on our platform and the large volume of inventory turnover.

Logistic and Delivery Services

We deliver products to customers across China and other Asia markets in which we have presence through collaboration with third-party logistics service providers. We have six hub facilities overseas where we store products and receive China or other outbound parcels from suppliers and process them for export and international delivery. We pre-stock many frequently purchased products in seven warehouses in mainland China to shorten the delivery time to our end customers to one to four days, which could be around ten days if shipped directly from overseas. Our logistics platform provides significant advantages:

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Product sorting and classification. Once a shipment arrives at our hubs, it is sorted and an operator scans individual parcels. The operator inspects the merchandise for country of origin if it has not been provided from the merchant electronically, prints an international packing slip and commercial invoice, over-labels the parcel with a shipping label specific to the international destination, then aggregates freight by carrier and shipping method. Customs brokers perform item classification and assign the merchandise any and all harmonized systems codes required for efficient customs clearance.

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Error reduction and quality control. We closely manage operational anomalies and reduce errors at our hubs. Our operators separate out any parcels that are damaged, appear to contain an incorrect quantity or appear to contain the incorrect items. In the event that a parcel contains restricted items or an incorrect quantity of items, we coordinate with the retailer to either arrange for the timely return of the damaged or incorrect merchandise, or to resolve the exception while the merchandise is still at the hub so that it can continue to its destination.

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Full and transparent tracking and tracing. As the parcel leaves our overseas hubs, we send our customers an international shipment confirmation e-mail, which includes a link to a page where the customer can track his or her parcel’s progress and receive periodic delivery updates.

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Electronic customs declaration and clearance. While the parcel is in transit, a customs declaration is electronically sent to customs officers in the receiving country, and duty and VAT are paid or remitted in the consumer’s name. Pre-clearance of shipments while in transit allows many shipments to be inducted directly into the local delivery network.

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Parcel protection and replacement guarantee. Local, trusted delivery services are used in each market to ensure a positive experience by the customers. All product parcels shipped by us have a parcel protection and replacement guarantee in case of any logistics issues that result in a lost or damaged parcel.

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Product returns management. We process product returns in accordance with our return policies and automatically refund to the requesting customers original payment upon receipt at one of our warehouses. All defective products are then returned to our product suppliers’ designated returns centers. We also closely monitor the speed and service quality of the third-party logistics service providers through our customer surveys and feedbacks to ensure customer satisfaction.

Customer Services

We have a customer service center in Guangzhou to provide real-time assistance to our customers. Customers can communicate with online representatives through our mobile apps, telephone and emails. We train our customer service representatives to answer user inquiries and proactively educate potential users about our products and promptly resolve customer complaints. As of December 31, 2020, 53 of our customer service representatives were outsourced from third-party staffing companies and 149 were our full-time employees.

We generally do not allow customers to return purchased imported products sourced from our overseas product suppliers unless the packages are damaged or there are product quality issues. For our private label products and certain products that we sourced from our domestic product suppliers, we allow our customers to return within seven days upon receipt without the need of specifying any reasons. Once a customer submits a return application request, our customer service representative will review and process the request or contact the customer. Upon receipt of the returned product, we credit the customer’s payment account with the purchase price.

Marketing

We have built a large base of customers through, among other means, word-of-mouth referrals via users’ social networks. We have also been able to expand our brand partnership through our brand image, strong network relationships with manufacturers and referrals. Our ability to do so depends on whether we can continue to provide superior user experience and meet expected sales performances.

To enhance our brand awareness, we also have engaged in offline marketing and brand promotion activities. For example, we design and host our own online and offline promotion campaigns such as “meet AMORE, meet Asia Beauty” and O’Mall Beauty Carnival for the shopping festivals in major cities in China. We plan to invest more efforts in marketing and brand promotion initiatives, such as advertisements on major social media platforms.

Intellectual Properties

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2020, we owned 58 computer software copyrights in China relating to various aspects of our operations, maintained 300 trademark registrations in China and 20 trademark registrations outside China, and owned one patent registration in China. As of December 31, 2020, we had 17 trademark applications in China and 19 trademark applications outside China. As of December 31, 2020, we had two patent applications pending in China.

Data Privacy and Cyber Security

To protect our customer information, we adopt internal rules and policies to govern how we use and share personal information, as well as protocols, technologies and systems to help prevent the improper use or disclosure of this information. We adopt a data encryption system intended to ensure the secured storage and transmission of data, and prevent unauthorized members of the public or third parties from accessing or using our data in an unauthorized manner. We also implement comprehensive data masking of follower and customer information for the purpose of fending off potential hacking or security attacks.

Employees

As of December 31, 2020, we had a total of 796 employees, among which 754 are based in the PRC and 42 are based outside China, and 53 of our customer service representatives were outsourced from third-party human resource services companies. The following table sets forth the numbers of our employees categorized by function as of December 31, 2020.

Function	Number of Employees
Luca Bank	60
O’Uni Marketing	9
O’Uni Channel	429
Customer Services	149
Sales and Operations	156
Information Technology	124
E-Quick	40
Ocean Supply Exchange	11
Sharing Center	205
Overseas Operations	42

Total	796

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development. We regularly recruit new talents through campus events and colleague referral to build and develop our own talent pool. Other initiatives for talent retention include executive coaching, employee surveys or engagement, training and development, compensation and rewards. As a result of these efforts, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees is subject to a collective bargaining agreement.

Competition

The global lifestyle brand industry is intensely competitive. Our competitors in China include Unilever Group, Nestlé S.A., Procter & Gamble Company, LVMH Moët Hennessy Louis Vuitton Group, L’OréalS.A., Shiseido Company, Limited, Kao Corporation, Amorepacific Group, and Johnson & Johnson.

We anticipate that our industry will continually evolve and will continue to experience rapid technological change, evolving industry standards, shifting customer requirements, and frequent innovation. We must continually innovate to remain competitive.

We compete primarily on the basis of the following factors: (i) our ability to attract and retain a large number of brands that fit our selection culture, (ii) our full-service sales and marketing channels that enable brand partners to reach to target customers effectively, (iii) advanced technology infrastructure, (iv) strong and efficient smart logistics system and (v) reliable and flexible manufacturing partner network.

We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, some of our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger user base or greater financial, technical or marketing resources than we do, and they may also adopt membership-based or social network-driven e-commerce models or other similar models on their platforms.

Properties

Our current principal executive offices are located in Tianhe District, Guangzhou City, China. We lease all of the facilities that we currently occupy from third parties. As of December 31, 2020, we lease offices in Tianhe District, Nansha District and Huangpu District in Guangzhou with an aggregate of over 6,100 square meters, and six offices in other cities in China, with an aggregate of over 700 square meters. The lease of our largest office, Tianhe Office will expire on December 31, 2023. We also have seven offices and branches in foreign countries, including Japan, South Korea, Thailand and Malaysia, with an aggregate of over 484.6 square meters. These facilities accommodate our management headquarters, inventory storage, as well as most of our sales and marketing, research and development, product and service operations, and general and administrative activities. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

Insurance

We have purchased property insurance to insure the authenticity and quality of our products and maintain a few other insurances to manage unexpected risks during our operations. We also provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance, for our employees. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain product liability insurance, general third-party liability insurance or key man insurance.

Legal Proceedings

We are involved, and may in the future be involved, in various legal or administrative claims and proceedings that arise in the ordinary course of business. We are currently not involved in any legal or administrative proceedings that may have a material adverse effect on our business, financial position or results of operations.

REGULATION

This section sets forth a summary of the principal PRC laws and regulations relevant to our business and operations in China.

Licenses, Permits and Filings

The PRC government extensively regulates the telecommunications industry, including the internet sector. The State Council, MIIT, MOFCOM, SAMR, the former State Administration of Press, Publication, Radio, Film and Television (which has been replaced by the State Administration of Radio and Television), and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, on-line sales and e-commerce. New laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the telecommunications, on-line sales and e-commerce.

We are required to hold certain licenses and permits and to make certain filings with the relevant PRC governmental authorities in connection with various aspects of our business, including the following:

Value-Added Telecommunication Business Operating Licenses

The PRC Telecommunications Regulations, or the Telecom Regulations, which were issued by the State Council in 2000 and were most recently amended in February 2016 are the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC entities. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” A “Catalog of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added services. In December 2015, MIIT released the Catalog of Telecommunication Business (2015 Revision), or the 2015 Telecom Catalog, which was implemented in March 2016. Under the 2015 Telecom Catalog, both the online data processing and transaction processing business (i.e., operating e-commerce business) and information service business, continue to be categorized as value-added telecommunication services.

In March 2009, MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which was implemented in 2009 and most recently amended in 2017. Pursuant to the Telecom Permit Measures, the operation scope of the value-added telecommunication business operating license, or the ICP license, shall detail the permitted activities of the enterprise to which such license is granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications recorded on its ICP license. The ICP licenses can be further categorized based on the specific business operations permitted to be carried out under such licenses, including the ICP licenses for internet information services, or the ICP License, and the ICP license for electronic data interchange business, or the EDI License. In addition, an ICP license holder is required to obtain approval from the original permit-issuing authority prior to any change to the shareholders of such holder, business scope or other information recorded on such license. In February 2015, the State Council has issued the Decisions on Cancelling and Adjusting a Batch of Administrative Approval Items, which, among others, replaced the pre-registration approval requirement for telecommunications business with post-registration approval requirement.

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, most recently amended in January 2011. Under the Internet Measures, “internet information services” refer to the provision of information through the internet to online users, and are divided into “commercial internet information services” and “non-commercial internet information services”. Commercial internet information services operators shall obtain an ICP License, from the relevant government authorities within China.

Guangzhou Onion, Guangzhou Young Internet Co., Ltd. (“Guangzhou Young”) and Guangzhou Peacheese Information Technology Co., Ltd. hold ICP licenses for both internet content-related services and transaction processing business. Guangzhou Onion Fans Technology Co., Ltd. holds an ICP license for internet content-related services.

Filing by Third-Party Platforms Providers for Publications Online Trading Services and by Sellers of Publications via Online Trading

We are also subject to regulations relating to online trading platform services provided for distribution of publications including books and audio-video products. According to the Provisions on the Administration of the Publication Market, or the Publication Market Provisions, which were jointly promulgated by General Administration of Press and Publication and MOFCOM in May 2016 and implemented in June 2016, an online trading platform that provides services for the distribution of publications shall complete record-filing formalities with the competent publication administrative authority, and is required to examine the identity of a dealer distributing publications through the platform, verify its business license and Publications Operation Permit, establish a mechanism to prevent and control the trading risks and take effective measures to rectify illicit actions conducted by the dealers distributing publications on the platform. If any entity subject to such requirements fails to complete the filing or fails to fulfill the relevant duties of examination and management in accordance with the Publication Market Provisions, it may be subject to an order to cease illegal acts and a warning by the competent publication administrative authority, as well as a penalty not exceeding RMB30,000.

Pursuant to the Publication Market Provisions, an entity engaged in the wholesale or retail of publications shall obtain an operation permit for publications. If an entity fails to obtain operation permit for publications, it may be subject to an order to cease illegal acts, fines or confiscation of illegal gains and devices, equipment used for the illegal business operation. In cases where an entity that is engaged in the distribution of publications via the internet or other information networks within the approved business scope has obtained the operation permit for publications, such entity shall complete its record-filing formalities with the publication administrative department that has approved its business scope within 15 days after launching its online distribution business.

Guangzhou Onion has completed the record-filing as an online trading platform. Furthermore, Guangzhou Ocean Unbounded Internet Co., Ltd. (“Guangzhou Ocean Unbounded”), which holds the Publications Operation Permit, has filed with the relevant authority for providing services for distribution of publications through the Internet and other information network.

Internet medicine information service certificate

The former CFDA promulgated the Administration Measures on Internet Medicine Information Service on July 8, 2004, which was amended in November 2017, and certain implementing rules and notices thereafter. These measures set out regulations governing the classification, application, approval, content, qualifications and requirements for internet medicine information services. An ICP service operator that provides information regarding medicine or medical equipment must obtain an internet medicine information service qualification certificate from the applicable provincial level counterpart of the NMPA. Guangzhou Onion holds the Internet Medicine Information Service Qualification Certificate.

Filings for and operation permit of distribution of medical devices

Pursuant to the Regulations on the Supervision and Administration of Medical Devices, an enterprise engaging in the operation of medical devices shall have business premises and storage facilities suitable for the operation scale and scope, and shall have a quality control mechanism or personnel suitable for the medical devices it operates. An enterprise engaged in the distribution of class two medical devices shall complete record-filing formalities with the municipal level food and drug administration and provide supporting materials to satisfy the relevant conditions of engaging in the operation of medical devices, while an enterprise engaged in the distribution of class three medical devices shall apply for an operation permit with the municipal level food and drug administration and provide supporting materials to satisfy the relevant conditions of engaging in the operation of medical devices.

Guangzhou Ocean Unbounded and Guangzhou Ocean Infinity Technology Co., Ltd. (“Guangzhou Ocean Infinity”) have completed record-filing for their business of distribution of class two medical devices, and Guangzhou Ocean Unbounded holds a permit of engaging in the business of distribution of class three medical devices.

Filing by Third-Party Online Platform operator for Trading Medical devices

To regulate the business activities of providers of a third-party online platform for trading medical devices, the former CFDA promulgated the Administration and Supervision Measures of Online Sales of Medical Devices which took into effect on March 1, 2018. Pursuant to this measures, the above platform operators shall go through a record-filing with the relevant provincial food and drug administration. If any entity subject to such requirements fails to complete the filing, it may be ordered to complete such filing within a prescribed period of time with a penalty not exceeding RMB10,000, and such order may be made public.

Guangzhou Onion is in the process of making record-filing as an online trading platform operator with the local counterpart of NMPA.

Food Operation Permit

China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Operation Licensing issued in August 2015 and amended in November 2017.

To regulate the business activities of providers of a third-party online catering services platform, or the Third-Party Platform Providers, the SAMR promulgated the Measures for the Supervision and Administration of Food Safety of Online Catering Services which took into effect on January 1, 2018 and was amended on October 23, 2020, or the Online Catering Services Measures. Pursuant to the Online Catering Services Measures, a Third-Party Platform Provider shall, within 30 working days after approval by the competent communications administration, go through a record-filing with the relevant provincial food and drug administration.

Several of our subsidiaries, including Guangzhou Onion, Guangzhou Ocean Infinity, Guangzhou Young, and Guangzhou Ocean Unbounded, hold the Food Operation Permits, and Guangzhou Onion has completed the record-filing as a Third-Party Platform Provider.

Regulations Relating to OEM Production and Labeling of Domestic Cosmetic Products

Pursuant to the Regulations Concerning the Hygiene Supervision over Cosmetics Products, the Hygiene Regulations, which was promulgated by the former Ministry of Health and became effective in 1990 and amended by the State Council in 2019, and its implementation rules, the Implementation of Hygiene Regulations, which was promulgated by the former Ministry of Health and became effective in 1991 and amended in 2005, cosmetic products are divided into “special purpose cosmetic products” and “non-special purpose cosmetic products”. “Special purpose cosmetic products” refer to those cosmetics used for hair growth, hair-dye, hair perm, hair removal, breast massage, deodorant, fading cream and sun protection. Any cosmetic product not covered by such scope is a non-special purpose cosmetic product.

Pursuant to the Hygiene Regulations and other applicable laws, a producer of cosmetic products shall obtain and maintain the Cosmetic Production Enterprise Hygiene License issued by the local branch of the NMPA. In addition, a producer shall obtain the Special Cosmetics Approval Certificate issued by the local branch of the NMPA for production of domestic special purpose cosmetics products. In cases where producers cooperate with OEMs to manufacture such products, the OEM, instead of the producer, shall obtain and maintain the above-mentioned certificates. Pursuant to the Implementation of Hygiene Regulations and the Measures for the Administration of Record-Filing of Domestic Non-Special Purpose Cosmetic Products, which was promulgated by the NMPA and become effective in 2011, a producer shall complete the Non-Special Purpose Cosmetics Filing with the local branch of the NMPA for production of domestic non-special purpose cosmetics products. In cases where producers cooperate with OEMs to manufacture such products, such producer shall apply for such record-filing with province-level branch of NMPA where such OEM is located. If any information of such record-filing changes, the producer shall renew the record-filing accordingly.

The Administrative Provisions on the Labeling of Cosmetics, which was promulgated in August 2007 by the General Administration of Quality Supervision, Inspection and Quarantine and became effective in September 2008, requires labels of cosmetic products to contain information such as name and address of the producers, date of production, expiry date, batch number, applicable industrial standards, quality inspection certificates, and production license number. No claim or implication that a cosmetic product has medical or therapeutic effects is permitted to be included in the labels of such cosmetic product.

Regulations Relating to E-Commerce

In January 2014, the former State of Administration of Industry and Commerce (which has been merged into SAMR) adopted the Administrative Measures for Online Trading, or the Online Trading Measures, which took effect in March 2014. Under the Online Trading Measures, e-commerce platform operators are required to examine, register and archive the identity information of the merchants applying for access to their platforms as sellers, and verify and update such information regularly. The Online Trading Measures also provide that e-commerce platform operators must make publicly available (i) the link to or the information contained in the business licenses of the merchants, in the case of business entities, or (ii) a label confirming the verified identity of the merchants, in the case of individuals. A consumer is entitled to return the commodities within seven days after receipt of the commodities without giving a reason, except for the following commodities: customized commodities, fresh and perishable commodities, audio-visual products downloaded online or unpackaged by consumers and computer software and other digital commodities, and newspapers and journals that have been delivered. E-commerce platform operators must, within seven days upon receipt of the returned commodities, provide full refunds to consumers. In addition, operators are prohibited from setting forth provisions in contracts or other terms that are not fair or reasonable to consumers such as those excluding or restraining consumers’ rights, relieving or exempting operators’ responsibilities, and increasing the consumers’ responsibilities, or conducting transactions in a forcible manner taking advantage of contractual terms or technical means.

In addition, the Online Transactions Measures specifies that online distributors or related service operators, as well as marketplace platform providers, shall conduct their businesses in full compliance with the Anti-unfair Competition Law and other relevant PRC laws and regulations, and shall not unfairly compete with other operators or disturb social and economic orders, including but not limited to carrying out any fictitious transactions and deleting any unfavorable comments. The Anti-unfair Competition Law of the PRC was amended On April 23, 2019 to further emphasize that a business operator shall not engage in any false or misleading publicity for its products, or fictitious transactions to defraud or mislead consumers. Violation of these provisions may subject the relevant business operators to various penalties, including an order from the relevant governmental authorities to cease illegal acts, with payment of a fine ranging from RMB200,000 to RMB1 million, or in the case of a severe violation, revocation of business licenses and payment of a fine ranging from RMB1 million to RMB2 million.

On March 15, 2021, SAMR revised the Online Trading Measures, which will enter into effect on May 1, 2021. The revision will make further provisions with regard to emerging models of online trading (such as online social networking and online live streaming), consumer rights protection, personal information protection, etc. It will also impose new obligations on the e-commerce platform operators, such as verifying and registering the identity of trading parties on the platform either that are required to registered with SAMR or that are exempted from such registration, regular reporting of prescribed information of trading parties on the platform to the relevant branch of SAMR, establishing a system of inspection and monitoring of information on the goods sold or services provided on the platform.

In March 2016, the State Administration of Taxation, or the SAT, the Ministry of Finance, or the MOF, and the General Administration of Customs jointly issued the Circular on Tax Policy for Cross-Border E-Commerce Retail Imports, which took effect in April 2016. Pursuant to this circular, goods imported through the cross-border e-commerce retail are subject to tariff, import value-added tax, and consumption tax based on the types of goods. Individuals purchasing any goods imported through cross-border e-commerce retail are taxpayers, and e-commerce companies, companies operating e-commerce transaction platforms or logistic companies are required to withhold the taxes.

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law sets forth a series of requirements on e-commerce platform operators. According to the E-Commerce Law, e-commerce platform operators shall verify and register platform merchants, and cooperate with the market regulatory administrative department and tax administrative department to conduct industry and commerce registrations and tax registrations for merchants. The e-commerce platform operators shall also prepare a contingency plan for cybersecurity events and take technological measures and other measures to prevent online illegal and criminal activities. The E-Commerce Law also expressly requires platform operators to take necessary actions to ensure fair dealing on their platforms to safeguard the legitimate rights and interests of consumers, including to prepare platform service agreements and transaction information record-keeping and transaction rules, to prominently display such documents on the platform’s website, and to keep such information for no less than three years following the completion of a transaction. To legally handle intellectual property infringement disputes, upon receipt of the notice specifying preliminary evidence for alleged infringement, the platform operators are required to take necessary measures in a timely manner, such as deleting, blocking and disconnecting the hyperlinks, terminating transactions and services, and to forward notices to merchants on its platform. If an e-commerce platform operator fails to take necessary measures when it knows or should have known that a merchant on the platform infringes any third-party intellectual property rights, products or services provided by a merchant on its platform do not meet the requirements regarding personal or property safety, or any merchant otherwise impairs the lawful rights and interests of consumers, the e-commerce platform operator will be held jointly liable with the merchants on its platform.

Moreover, the E-Commerce Law imposes a requirement on operators of e-commerce platforms to assist in tax collection with respect to income generated by sellers from transactions conducted on e-commerce platforms, including among others, submitting to the tax authority information on the identities of sellers on e-commerce platforms and other information relating to tax payment. Failure to comply with the requirement may result in operators of e-commerce platform being subject to fines and, in severe circumstances, suspension of business operations of e-commerce platforms.

Regulations Relating to Advertising Business

The SAMR is the primary governmental authority regulating advertising activities, including online advertising, in China. Regulations that apply to advertising business primarily include:

•	Advertisement Law of the PRC, promulgated by the Standing Committee of the National People’s Congress as most recently amended on October 26, 2018 and effective as of the same date;

•	Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and effective since December 1, 1987.

•	Regulations on Internet Information Search Services, promulgated by the Cyberspace Administration of China on June 25, 2016 and effective on August 1, 2016; and

•	Interim Measures for Administration of Internet Advertising, promulgated by the former SAIC on July 4, 2016 and effective on September 1, 2016.

According to the above regulations, companies that engage in advertising activities must each obtain, from the SAMR or its local branches, a business license which specifically includes operating an advertising business in its business scope. An enterprise engaging in advertising business within the specifications in its business scope does not need to apply for the registration for advertisement publication, provided that such enterprise is not a radio station, television station, newspaper and periodical publishers.

Under the Rules for Administration of Foreign Invested Advertising Enterprises, which were jointly promulgated by the former SAIC and the MOFCOM, on March 2, 2004 and amended on August 22, 2008, certain foreign investors are permitted to hold direct equity interests in PRC advertising companies. A foreign investor in a Chinese advertising company is required to have prior direct advertising operations as its main business outside China for two years if the Chinese advertising company is a joint venture, or three years if the Chinese advertising company is a wholly foreign-owned enterprise. However, the Rules for Administration of Foreign Invested Advertising Enterprises has been abolished on June 29, 2015. Based on our discussion with the competent government authorities and the advice of JunHe LLP, we believe that our current business model is not in violation of applicable PRC laws and regulations, including the Regulations on the Prohibition of Pyramid Selling. See “Risk Factors—If our business model were found to be in violation of applicable laws and regulations, our business financial condition and results of operations would be materially and adversely affected.”

Regulations Relating to Pyramid Selling in the PRC

The Regulations on Prohibition of Pyramid Selling, that were promulgated by the State Council in August 2005 and became effective in November 2005, prohibit pyramid selling activities. According to the Regulations on Prohibition of Pyramid Selling, the following activities taken by organizers or operators are considered as “pyramid selling”: (i) taking in new members and compensating each member by giving material awards or other financial benefits, based upon the number of new members directly or indirectly introduced by such member on a rolling basis, so as to gain illegal benefits; or (ii) requesting a sum of money as entry fee or as a condition to membership for new members, either directly or through purchasing commodities, so as to gain illegal benefits; or (iii) requesting members to introduce additional members to establish a multi-level relationship and compensating each member based on the level of sales generated by the additional members introduced by such member, so as to gain illegal benefits. The PRC laws and regulations have not defined “illegal benefit” and the determination of gaining “illegal benefit” is to a large extent subject to discretionary view of the competent authorities in the PRC. Any individual or entity engaging in organization of pyramid selling may be subject to confiscation of illegal gains and fines ranging from RMB0.5 million to RMB2.0 million (US$0.3 million), and even criminal liabilities if a crime is constituted. On March 23, 2016, the former State of Administration of Industry and Commerce (which has been merged into SAMR) promulgated the Risk Warning for New Types of Pyramid Selling, which provides that if an activity satisfies the three features stated above at the same time, it will be identified as pyramid selling, regardless of whether any illegal benefit is obtained.

Regulations Relating to Internet Information Security and Privacy Protection

Internet information in China is regulated from a national security standpoint. The National People’s Congress, or the NPC, has enacted the Decisions on Preserving Internet Security in December 2000 and amended in August 2009, which subject violators to potential criminal punishment in China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security of the PRC, or the MPS, has promulgated the Administrative Measures for the Computer Information Network and Internet Security Protection in December 1998 and amended in January 2011, which prohibits use of the internet in ways which, among other things, result in a leak of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the MPS and its local branches may issue warning, confiscate the illegal gains, impose fines, and, in severe cases, advice competent authority to revoke its operating license or shut down its websites.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011 and implemented in March 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or likely leak of the user’s personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority. Moreover, pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC in August 2015 and implemented in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. Any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and implemented in June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement.

In November 2016, the SCNPC, promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017. The Cyber Security Law requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. We are subject to such requirements as we are operating website and mobile applications and providing certain internet services mainly through our mobile applications. The Cyber Security Law further requires internet information service providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures.

On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security, and the General Office of the State Administration for Market Regulation promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for regulatory authorities to identify the illegal collection and use of personal information through mobile apps and for mobile app operators to conduct self-examination and self-correction.

Internet information service providers are also required to maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage and disclosure of personal data, and internet information service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the Cyber Security Law may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites or criminal liabilities.

Furthermore, MIIT’s Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated in July 2013, effective September 2013, contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers.

Regulations Relating to Product Quality and Consumer Protection

The PRC Product Quality Law, or the Product Quality Law, which was promulgated by the MOFCOM in February 1993 and most recently amended in December 2018, applies to all production and sale activities in China. Pursuant to the Product Quality Law, products offered for sale must satisfy the relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

The PRC Consumer Rights and Interests Protection Law, or the Consumer Protection Law, as amended in October 2013 and implemented in March 2014 sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to the Consumer Protection Law, business operators must guarantee that the sold commodities satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities, failure of which may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of consumers. The Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators via the internet. The consumers whose interests are harmed due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from the sellers or service providers.

Furthermore, the Consumer Protection Law and the Online Trading Measures, have provided stringent requirements and obligations on business operators, including internet business operators and platform service providers. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of such goods for no reason. To ensure that sellers and service providers comply with such regulations, the platform operators are required to implement rules governing transactions on the platform, monitor the information posted by sellers and service providers, and report any violations by such sellers or service providers to the competent authorities. In addition, online platform providers may, pursuant to the relevant PRC consumer protection laws, be exposed to liabilities if rights and interests of any consumer are infringed upon in connection with consumers’ purchase of goods or acceptance of services on such online platforms and the online marketplace platform providers fail to provide consumers with the contact information of the seller or manufacturer. In addition, online marketplace platform providers may be jointly and severally liable with sellers and manufacturers of relevant goods or services if they are aware or should be aware that such sellers or manufacturers are using the online platform to infringe the rights and interests of any consumers and fail to take measures necessary to prevent or stop such activities.

The PRC Tort Liability Law, which was enacted by the SCNPC in December 2009 and took effect in July 2010, also provides that if an online service provider is aware that an online user is committing infringing activities, such as selling counterfeit products, through its internet services and fails to take necessary measures, it shall be jointly liable with the said online user for such infringement. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking and unlinking the infringing content, in a timely manner. Otherwise, it will be held jointly liable with the relevant online user for the extended damages. We are subject to such requirements and liabilities as we are operating website and mobile applications and providing online platforms to our consumers for consumption and communications.

Regulations Relating to Intellectual Property in the PRC

Trademark

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Registered trademarks are granted a valid term of ten years, which could be renewed each time for another ten years commencing from the day after the expiry date of the last period of validity if the required renewal formalities have been completed. Pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement.

Domain Name

The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of “.cn” domain names and Chinese domain names. CNNIC adopts a “first-to-file” principle with respect to the registration of domain names. Applicants for registration of domain names must provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Copyright

The PRC Copyright Law, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001 and in 2010, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, Chinese citizens, legal persons and other organizations shall enjoy copyright on software they develop, regardless of whether the software is released publicly. Software copyright commences from the date on which the development of the software is completed. The protection period for software copyright of a legal person or other organizations shall be 50 years, concluding on December 31 of the 50th year after the software’s initial release. The software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

Patent

According to the PRC Patent Law (revised in 2008), the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. Patents in China fall into three categories: invention, utility model and design. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs.

Regulations Relating to Labor Protection in the PRC

Labor Contract Law

The PRC Labor Contract Law, or the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and must be paid to employees in a timely manner.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions of the State Council on the Establishment of a Unified Program for Old-Aged Pension Insurance issued on July 16, 1997, the Decisions of the State Council on the Establishment of the Medical Insurance Program for Urban Workers promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be order to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of an publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law, or the EIT Law, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC. The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. In January 2016, the SAT, the Ministry of Science and Technology and the MOF jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises.

On April 22, 2009, the SAT issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or the SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on PRC-controlled Resident Enterprises Incorporated Overseas (Trial Implementation), or the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax, or the VAT Regulations, were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 and were subsequently amended from time to time. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax were promulgated by the MOF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, collectively with the VAT Regulations, the VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. On April 4, 2018, the MOF and SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or Circular 32. On March 31, 2019, the MOF, SAT and General Administration of Customs jointly issued the Announcement on Relevant Polices for Deepening Value-added Tax Reform, or Announcement No. 39. According to the VAT Law, the Order 691 and the Circular 32, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets and real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. According to Announcement No. 39, the VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%.

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interest or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grants tax exemption on relevant income or levies tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status as the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or the SAT Bulletin 7. The SAT Bulletin 7 extends its tax jurisdiction to cover not only where a non-resident enterprise transfers the equity interests of a

PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, but also to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. The SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Bulletin 37, which came into effect on December 1, 2017. According to SAT Bulletin 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

Regulations Relating to Foreign Investment

Foreign Investment Law

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2018, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three previous major laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely The Special Management Measures for the Entry of Foreign Investment (Negative List) (2020 version), or the 2020 Negative List, as promulgated on June 23, 2020 by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM, and taking effect on July 23, 2020, and the Encouraged Industry Catalogue for Foreign Investment (2019 version), as promulgated by the NDRC and the MOFCOM on June 30, 2019 and taking effect on July 30, 2019. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the State Administration for Market Regulation, or the SAMR, or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system has been established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the national enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner.

Offshore Investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to contributing assets or equity interests in an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests they hold in China or overseas.

SAFE Circular 37 requires registration with, and approval from, Chinese government authorities in connection with direct or indirect control of an offshore entity by PRC residents. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles, or SPVs, by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV to reflect any material change. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under

SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

Under the relevant rules, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations Relating to M&A Rule and Overseas Listing in the PRC

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to MOFCOM for approval. The M&A Rules also requires that an offshore SPV that is controlled directly or indirectly by the PRC companies or individuals and that has been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, shall obtain the approval of CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange.

Regulations relating to Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the State Administration of Foreign Exchange of the PRC, or the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59, promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. The SAFE Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular 13, effective from June 1, 2015, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to the SAFE Circular 13, the investors shall register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular 19, which was promulgated by the SAFE on March 30, 2015 and became effective on June 1, 2015, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular 16, which was promulgated by the SAFE and became effective on June 9, 2016, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in the PRC.

According to the FIE Record-filing Interim Measures, the Administrative Rules on the Company Registration, which was promulgated by the State Council on June 24, 1994, became effective on July 1, 1994 and latest amended on February 6, 2016, and other laws and regulations governing the foreign invested enterprises and company registrations, the establishment of a foreign invested enterprise and any capital increase and other major changes in a foreign invested enterprise shall be registered with the State Administration for Market Regulation, or the SAMR, or its local counterparts, and shall be filed via the foreign investment comprehensive administrative system, or the FICMIS, if such foreign invested enterprise does not involve special access administrative measures prescribed by the PRC government.

Pursuant to the SAFE Circular 13 and other laws and regulations relating to foreign exchange, when setting up a new foreign invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise must register such changes with the bank located at its registered place after obtaining approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

Based on the forgoing, if we intend to provide funding to our wholly foreign owned subsidiaries through capital injection at or after their establishment, we must register the establishment of and any follow-on capital increase in our wholly foreign owned subsidiaries with the SAMR or its local counterparts, file such via the FICMIS and register such with the local banks for the foreign exchange related matters.

Regulation on Foreign Debts

A loan made by a foreign entity to a PRC entity is considered to be a foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, foreign debts must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract before the principal of debts can be remitted into the onshore foreign debt bank account. Pursuant to these rules and regulations, measured with the traditional approach before PBOC Circular 9 (as defined hereunder), the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, or the short-term foreign debt balance, and (ii) the accumulated amount of foreign debts with a term longer than one year, or the medium and long-term foreign debt amount, of an FIE shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance; in particular, for the foreign debt scale of foreign-funded investment companies, if the registered capital is not less than US$30 million but less than US$100 million, the sum of the short-term foreign debt balance and the medium and long-term foreign debt amount shall not exceed 4 times of the paid-in capital; if the registered capital is not less than US$100 million, the sum of the short-term foreign debt balance and the medium and long-term foreign debt amount shall not exceed 6 times of the paid-in capital.

On January 12, 2017, the PBOC promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn) shall not exceed 200% of its net assets. In March 2020, the PBOC and SAFE issued the Notice on Adjustments to Comprehensive Macro-prudential Regulation Parameters for Cross-border Financing, further increasing outstanding cross-border financing for enterprises to 250% of its net assets, or Net Asset Limit. FIEs can choose to calculate their maximum amount of foreign debts based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Net Asset Limits. In addition, a foreign debt with a term of or longer than one year must be filed with the NDRC before the debt issuance, and the issuer shall submit the foreign debt information to the NDRC within 10 business days from completion of each debt issuance according to the Circular on Promoting the Reform of Filing and Registration Administrative Regime for the Foreign Debt Issuance by the NDRC.

Regulations on Dividend Distribution

The principal regulations governing dividends distributions by companies include the PRC Company Law, the Foreign Invested Enterprise Law and its implementing rules. Under these laws and regulations, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital unless laws regarding foreign investment provide otherwise. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

The below sets forth a summary of regulations relevant to our business and operations in Hong Kong.

Regulations Relating to Hong Kong Import and Export Regime

There is generally no customs tariff on goods imported into Hong Kong. Although not specifically relating to imported goods, the Hong Kong government collects an excise duty under the Dutiable Commodities Ordinance (Cap. 109 of the Laws of Hong Kong) on four types of goods, namely, tobacco, hydrocarbon oil, alcoholic beverages, and methyl alcohol, irrespective of whether they are imported or locally manufactured.

In addition, Hong Kong is a free port with generally no restrictions on the right to import and export goods. Pursuant to Cap. 60E of the Laws of Hong Kong (the Import and Export (Registration) Regulations), any persons who import or export any goods (other than exempted articles) are required to lodge accurate and complete import/export declarations to Hong Kong Customs within 14 days after the import/export of goods.

Certain goods, however, are subject to import and export control, including strategic commodities, prohibited articles, reserved commodity and others. The list of strategic commodities is extensive, and include items such as firearms, ammunition, articles relating to nuclear, chemical or biological weapons, and a wide range of technological goods, software and electronic systems. The prohibited articles include items such as pesticides, certain pharmaceutical products and medicines, Chinese herbal medicines and proprietary Chinese medicines, rough diamonds, frozen and chilled meat and poultry, certain hazardous chemicals, and powdered formula. Reserved commodity includes rice, with or without husk, and milled or unmilled. In addition, there are other goods that are subject to import and export control in Hong Kong under various ordinances and regulations.

The shipment of goods subject to HK Import and Export Control Laws generally requires a license issued by the relevant governmental authority in the absence of applicable exemptions. We import certain products through certain of our subsidiaries in Hong Kong solely for the purpose of exporting such products to mainland China. Under the import and export regime and regulations of Hong Kong, we may be required to obtain certain licenses, approvals, permits, registrations and/or filings for the import and export of certain types of our products through Hong Kong.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Cong (Kenny) Li	40	Chief Executive Officer and Director
Shan (Mio) Ho	32	Chief Financial Officer and Director
Jimmy Lai*	64	Independent Director Nominee
Eric He*	61	Independent Director Nominee

Note:

*

Each of Mr. Lai and Mr. He has accepted appointment as a director, which will be immediately effective upon the declaration of effectiveness of our registration statement on Form F-1 by the SEC, of which this prospectus is a part.

Executive Officers and Directors

Cong (Kenny) Li is our founder and has served as Chief Executive Officer and director since our inception. Mr. Cong (Kenny) Li is an 18-year veteran in consumer industry and has extensive experience in lifestyle brand development and cross-border e-commerce. Prior to founding our Company, Mr. Cong (Kenny) Li founded and operated another e-commerce company Hua Niang from 2012 to 2015. Prior to that, Mr. Cong (Kenny) Li worked at Procter & Gamble China from 2002 to 2007 and Nike China from 2007 to 2009 and Cabbeen Group from 2009 to 2012. Mr. Cong (Kenny) Li received his B.A. degree from Shanghai University of Finance and Economics.

Shan (Mio) Ho is our director and has served as our Chief Financial Officer since 2018. Ms. Shan (Mio) Ho has extensive experience in capital markets and finance and has led our previous rounds of private financing. She is currently in charge of our corporate finance, financial reporting and risk management, as well as our brand marketing. Before joining us, Ms. Shan (Mio) Ho served as an executive director at an investment company focusing on financing, M&As and investments in technology, medial and telecom, consumer B2B, healthcare and automobile industries. Ms. Shan (Mio) Ho was recognized as one of the 2020 China Economic Figures · Outstanding Women by the 2020 Boao Enterprise Forum in 2020, 36 under 36 by 36Kr in 2020 and the 100 Most Creative People in Chinese Business for 2020 by Fast Company in 2020. Ms. Shan (Mio) Ho was also named in the first batch of Guangzhou Science and Technology Expert, HK & Macao in 2020 by Guangzhou government. Ms. Shan (Mio) Ho obtained her master’s degree in professional accounting (MPAcc) and her B.A. in finance from Jinan University.

Independent Directors

Jimmy Lai will serve as our Independent Director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Lai has served as an independent director and audit committee chairman of FinVolution Group (NYSE: FINV) (formerly PPDAI Group Inc. (NYSE: PPDF)) since November 2017, an independent director and audit committee chairman of Zepp Health Corp. (NYSE: ZEPP) (formerly Huami Corporation (NYSE: HMI)) since February 2018 and an independent director and audit committee chairman of Youdao, Inc. (NYSE: DAO) since October 24, 2019. Previously, Mr. Lai served as the chief financial officers of China Online Education Group (NYSE: COE) from 2015 to 2018, Chukong Technologies Corp. from 2013 to 2015, and Gamewave Corporation from 2011 to 2013. Prior to that, Mr. Lai served as the chief financial officer of several public companies listed in the United States and in various finance-related roles in other companies. Mr. Lai received his bachelor’s degree in Statistics from the National Cheng Kung University in Taiwan and his MBA from the University of Texas at Dallas. Mr. Lai is a certified public accountant licensed in the State of Texas.

Eric He will serve as our Independent Director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. He has served as an independent director and audit committee chairman of Agora, Inc. (Nasdaq: API) since June 2020 and an independent director and audit committee chairman of Bilibili Inc. (Nasdaq: bili) since March 2018. Mr. He has also served as an independent director and a member of audit committee of 51job, Inc. (Nasdaq: JOBS) since July 2014. Mr. He previously served as the chief financial officer of YY Inc. (recently renamed JOYY Inc.) (Nasdaq: YY) from August 2011 to April 2017. Prior to that, Mr. He served as chief financial officer of Giant Interactive Group, Inc. from March 2007 to August 2011 and chief strategy officer of Ninetowns Internet Technology Group from 2004 to 2007. From 2002 to 2004, he served as a private equity investment director for AIG Global Investment Corp (Asia) Ltd. Mr. He received a bachelor’s degree in accounting from National Taipei University and a master’s degree in business administration from the Wharton School of Business at the University of Pennsylvania. Mr. He is a Certified Public Accountant and Chartered Financial Analyst in the United States. We believe Mr. He’s experience as chief financial officer and director of various public companies qualifies him to serve on our board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties’ agreement before the end of the current employment term. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain non-competition and non-solicitation restrictions during the term of his or her employment and for a specific period of time following the last date of employment.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Legal Proceeding Involving Mr. Cong (Kenny) Li

Our founder, director and Chief Executive Officer, Mr. Cong (Kenny) Li was given a fixed-term sentence of 10 months with a probation period of one year, and a fine in the amount of RMB3,000 in June 2016 by a district court in Guangzhou, China (the “Trial Court”) for being found to have attempted to sell certain products that were considered to be counterfeit drugs under PRC laws (the “Judgment”). As of the date of this prospectus, Mr. Cong (Kenny) Li has fully paid the fine imposed by the Judgment and was not required to serve any part of the fixed-term sentence after the probation period lapsed in June 2017. Since the founding of our Company and up to the date of this prospectus, neither Mr. Cong (Kenny) Li nor our Company, including any entities controlled by our Company, has been subject to any additional judicial, administrative or regulatory proceedings, investigations, inquiries, penalties or other liabilities as a result of the Judgment.

According to the Judgment, in June 2015, Mr. Cong (Kenny) Li imported, through legal e-commerce channels, milk powder, food supplements and medicines for personal use in relation to an import and export exhibition. Stored in a warehouse located in Guangzhou, such products, however, were later seized by the then local bureau of the former State Food & Drug Administration (now known as the National Medical Products Administration (the “NMPA”), the “CFDA”) during a check-up of the warehouse. In the Judgment, the Trial

Court held that under the then effective Pharmaceutical Administration Law of the PRC (2015 Revision) and the Criminal Law of the PRC, imported milk powder, food supplements and medicines without pre-approval by the CFDA were considered to be counterfeit drugs and selling such products constituted a criminal offense, even though such imported products were produced by qualified overseas manufacturers. If the defendant had started to commit such crime but was prevented from completing the sales due to reasons independent from his will, such attempt to sell counterfeit drugs also constituted a criminal offense.

As advised by our PRC legal advisor, under the current Pharmaceutical Administration Law of the PRC effective as of December 1, 2019 (the “Current Drugs Law”), such imported milk powder, food supplements and medicines should not be deemed as counterfeit drugs solely due to the absence of pre-approval by the NMPA for such items. In addition, pursuant to the Criminal Law as amended on March 1, 2021 (the “Current Criminal Law”), any persons who import drugs without obtaining the relevant pre-approval of the NMPA or who are knowingly selling such imported medicines that are counterfeit drugs would be held liable as criminal offences only if such medicines are in a quality that would seriously endanger human health. Therefore, had the Current Drugs Law and the Current Criminal Law been in effect at the time of the Judgment, acts similar to what Mr. Cong (Kenny) Li did as recorded in the Judgment would not have been held to constitute acts of selling or attempting to sell deemed counterfeit drugs, and therefore, Mr. Cong (Kenny) Li would not have been subject to any criminal liabilities of selling or attempting to sell counterfeit drugs under applicable PRC laws. However, there can be no assurance that the relevant PRC courts would interpret the Current Drugs Law to reach the same conclusion when presented with the same set of facts. For risks associated with such incident concerning Mr. Cong (Kenny) Li, see “Risk Factors – Risks Related to Our Business and Industry – Previous acts of and court judgment against our founder, director and Chief Executive Officer, Mr. Cong (Kenny) Li, could be perceived to harm our reputations that could lead to material and adverse effects on our business, financial condition, results of operations and prospect.”

Board of Directors

Our board of directors will consist of four directors, including two independent directors, namely Eric He and Jimmy Lai, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the NYSE generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the NYSE permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors immediately and adopt a charter for each of the three committees upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We intend to prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Eric He and Jimmy Lai, and is chaired by Jimmy Lai. We have determined that Mr. He and Mr. Lai satisfy the requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that each of Mr. He and Mr. Lai qualifies as an “audit committee financial expert.” Our Board has determined that the simultaneous service by each of Mr. Lai and Mr. He on the audit committee of three other public companies would not impair their respective ability to effectively serve on our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•

reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•

approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•	obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•

discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•	at least annually, reviewing and reassessing the adequacy of the committee charter;

•	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•	establishing and overseeing procedures for the handling of complaints and whistleblowing;

•	meeting separately and periodically with management and the independent registered public accounting firm;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	reporting regularly to the board.

Compensation Committee. Our compensation committee will consist of Cong (Kenny) Li, Eric He and Jimmy Lai and is chaired by Cong (Kenny) Li. We have determined that Eric He and Jimmy Lai satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	overseeing the development and implementation of compensation programs in consultation with our management;

•	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

•	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

•	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•	reviewing executive officer and director indemnification and insurance matters;

•	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers;

•	at least annually, reviewing and reassessing the adequacy of the committee charter;

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

•	reporting regularly to the board.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Cong (Kenny) Li, Eric He and Jimmy Lai, and is chaired by Cong (Kenny) Li. We have determined that Eric He and Jimmy Lai satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•

reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•

developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or NYSE rules, or otherwise considered desirable and appropriate;

•

selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•	at least annually, reviewing and reassessing the adequacy of the committee charter;

•

developing and reviewing at least annually the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•	evaluating the performance and effectiveness of the board as a whole.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our post-offering amended and restated articles of association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register. In addition, in the event of a tie vote, the chairman of our board of directors has, in addition to his personal vote, the right to cast a tie-breaking vote.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Other than our independent director nominees, whose initial term of office is four years, each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law or applicable NYSE rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Compensation of Directors and Executive Officers

For the year ended December 31, 2020, we paid an aggregate of RMB2.1 million (US$0.3 million) in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plans.”

Share Incentive Plans

2015 Share Incentive Plan

In December 2015, Guangzhou Onion adopted the 2015 Liangkeshu Share Incentive Plan, or the 2015 PRC Plan. Under the 2015 PRC Plan, Guangzhou Onion granted 660,000 restricted share units, representing 660,000 equity interests of Guangzhou Onion to its certain management members, employees and consultants. Such awards had been replaced by the awards granted under, and governed by the terms and conditions of, the 2019 RSU Scheme (as defined below). The term of the restricted share units will not exceed ten years from the date of the grant.

2019 RSU Scheme

We adopted the Restricted Share Unit Scheme, or the 2019 RSU Scheme, on May 3, 2019, to replace the 2015 PRC Plan. The purpose of the 2019 RSU Scheme is to recognize and reward participants for their contribution to our company, to attract suitable personnel and to provide incentives to them to remain with and further contribute to us. Under the 2019 RSU Scheme, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to restricted share units granted thereunder is 1,115,466 ordinary shares, which have been reserved for issuance pursuant to the 2019 RSU Scheme accordingly. The awards representing 660,000 restricted share units issued under the 2015 PRC Plan have been fully replaced by the awards issued under the 2019 RSU Scheme. As of the date of this prospectus, a total of 1,109,697 RSUs corresponding to 1,109,697 underlying ordinary shares have been granted to the participants under the 2019 RSU Scheme, excluding awards that were forfeited, cancelled or exercised after the relevant grant dates. Such ordinary shares will be redesignated as Class A ordinary shares on a one-on-one basis immediately prior to the completion of this offering.

Onion Plus Group Limited currently holds 965,103 ordinary shares of our Company for the sole benefits of the participants under the 2019 RSU Scheme. Onion Plus Group Limited is a company limited by shares incorporated in the British Virgin Islands and has agreed to hold such ordinary shares for the sole benefits of the participants pursuant to the 2019 RSU Scheme. Onion Plus Group Limited has waived all rights associated with these 965,103 ordinary shares, including voting rights and dividend rights. These 965,103 ordinary shares held by Onion Plus Group Limited are deemed as issued but not outstanding. In addition, Evolution Infinity Limited holds 150,363 ordinary shares underlying 150,363 restricted share units we granted to Ms. Shan (Mio) Ho under the 2019 RSU Scheme, which will become vested upon the completion of this offering. These 150,363 ordinary shares are also deemed as issued but not outstanding. Such ordinary shares will be redesignated as Class A ordinary shares on a one-on-one basis immediately prior to the completion of this offering.

The following paragraphs summarize the key terms of the 2019 RSU Scheme.

Types of Awards. The 2019 RSU Scheme permits the awards of RSUs.

Scheme Administration. The 2019 RSU Scheme shall be administrated by the Committee and the trustee, if any, in accordance with the 2019 RSU Scheme. The powers and obligations of the trustee, if any, will be limited as set forth in a trust deed. The board may by resolution delegate any or all of its powers in the administration of this 2019 RSU Scheme to the administration committee or any other committee as authorized by the board for such purpose (the “Committee”).

Eligibility. RSUs may be granted to any employee, any member of the board or any person as determined by the Committee to be eligible to participate in the 2019 RSU Scheme.

Notice of Grant. Each award under the 2019 RSU Scheme shall be evidenced by a letter or any such notice or document in such form as the Committee may from time to time determine, an offer of grant of award, which shall attach an acceptance notice. The grantee shall sign the acceptance notice and return it to the trustee or the Company within the time period and in a manner prescribed in the notice of grant.

Conditions of Award. The Committee shall determine the provisions, terms, and conditions of each award including, but not limited to, eligible participant, vesting schedule, the lock-up arrangements upon vesting and other terms and conditions that the award is subject to.

Transfer Restrictions. Any award granted pursuant to this 2019 RSU Scheme shall be personal to the grantee and shall not be assignable or transferable. No grantee shall in any way sell, transfer, assign, charge, mortgage, encumber, hedge or create any interest in favor of any other person over or in relation to any RSUs or any other property held by the trustee on trust for the grantees, awards, shares underlying any awards or any interest or benefits therein.

Voting Power and Dividend Right of the RSUs. No grantee shall enjoy any of the rights of a shareholder by virtue of the grant of an award pursuant to the 2019 RSU Scheme, unless and until such shares underlying the award are actually transferred to the grantee upon the vesting of the RSU. None of the RSUs granted under this 2019 RSU Scheme carry any right to vote at general meetings of the company or have any rights to any cash or non-cash income, dividends or distributions and/or the sale proceeds of non-cash and non-scrip distributions from any shares underlying an unvested RSU, unless otherwise specified by the board.

Amendment of the 2019 RSU Scheme. The 2019 RSU Scheme may be altered, amended or waived in any respect by the board, provided that, such alteration, amendment or waiver shall not affect any subsisting rights of any grantee thereunder.

Term of the 2019 RSU Scheme. The 2019 RSU Scheme shall remain valid and effective until the 10th anniversary date of the date it was adopted.

Termination of the 2019 RSU Scheme. The 2019 RSU Scheme may be terminated at any time prior to the expiry of its term by the Committee, provided that, such termination shall not affect any subsisting rights of any grantee thereunder.

The following table summarizes, as of the date of this prospectus, the number of ordinary shares under underlying the RSUs that we granted to our directors and executive officers. Such shares will be redesignated as Class A ordinary shares on a one-on-one basis immediately prior to the completion of this offering:

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Cong (Kenny) Li	511,640	—	May 3, 2019 and March 13, 2021	May 2, 2029 and March 12, 2031
Shan (Mio) Ho	350,768	—	May 3, 2019 and March 13, 2021	May 2, 2029 and March 12, 2031
Jimmy Lai	*	*	March 13 , 2021	March 12, 2031
Eric He	*	*	March 13 , 2021	March 12, 2031

All directors and executive officers as a group	867,092	—	May 3, 2019 and March 13, 2021	May 2, 2029 and March 12, 2031

Note:

*	Less than 1% of our total outstanding shares.

As of the date of this prospectus, our employees other than members of our senior management as a group held 248,374 ordinary shares underlying the RSUs granted under the 2019 RSU Scheme, which will be redesignated as Class A ordinary shares on a one-on-one basis immediately prior to the completion of this offering.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2019 RSU Scheme, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Judgments and Estimates—Share-based compensation.”

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 7,993,846 ordinary shares outstanding as of the date of this prospectus and 9,243,846 ordinary shares outstanding immediately after the completion of this offering, including (i) 1,250,000 Class A ordinary shares to be sold by us in this offering in the form of ADSs, (ii) 3,153,846 Class A ordinary shares re-designated from our outstanding ordinary shares, and (iii) 4,840,000 Class B ordinary shares re-designated from the same number of issued and outstanding ordinary shares prior to this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs, and excluding a total of 1,115,466 ordinary shares issued but deemed to be not outstanding as of the date of this prospectus, consisting of: (i) the 965,103 ordinary shares underlying the same number of RSUs under our 2019 RSU Scheme, which are held by Onion Plus Group Limited for the sole benefits of the participants under the 2019 RSU Scheme, and (ii) the 150,363 ordinary shares underlying the same number of RSUs under our 2019 RSU Scheme, which are held by Evolution Infinity Limited, a British Virgin Islands company ultimately controlled by Ms. Shan (Mio) Ho, assuming that the underwriters will not exercise their option to purchase additional ADSs. Such ordinary shares will be redesignated to the same number of Class A ordinary shares immediately after the completion of this offering. Among these RSUs, the 150,363 ordinary shares underlying the same number of RSUs held by Evolution Infinity Limited will become vested upon the completion of this offering.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

			Ordinary Shares Beneficially Owned Immediately After This Offering
	Ordinary Shares Beneficially Owned Prior to This Offering		Class A ordinary shares		Class B ordinary shares		Total ordinary shares on an as- converted basis		Percentage of aggregate voting power***
	Number	%**	Number	%	Number	%	Number	%
Directors and Executive Officers:†
Cong (Kenny) Li (1)	5,351,640	62.9%	511,640	10.4	4,840,000	100.0	5,351,640	54.9	91.7%
Shan (Mio) Ho (2)	350,768	4.2%	350,768	7.4	—	—	350,768	3.7	0.7%
Jimmy Lai	*	*	*	*	*	*	*	*	*
Eric He	*	*	*	*	*	*	*	*	*

All Directors and Executive Officers as a Group	5,703,579	64.4%	863,579	16.4	4,840,000	100.0	5,703,579	56.4	91.8%

Principal Shareholders:
Li Bai Global Limited (3)	4,840,000	60.5	—	—	4,840,000	100.0	4,840,000	52.4	91.7%
Pingsan Bai (4)	2,233,000	27.9	—	—	2,233,000	46.1	2,233,000	24.2	42.3%
YGC Holdings Limited (5)	938,271	11.7	938,271	21.3	—	—	938,271	10.2	1.8%
ECSH Xianlv Limited (6)	562,963	7.0	562,963	12.8	—	—	562,963	6.1	1.1%

Notes:

*

With respect to percentages of beneficial ownership prior to this offering, less than 1% of our total issued and outstanding shares on an as-converted basis and, with respect to percentages of beneficial ownership following this offering, less than 1% of the class.

**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 7,993,846, being the number of ordinary shares outstanding as of the date of this prospectus, and (ii) the number of ordinary shares underlying the restricted share units held by such person or group that are exercisable within 60 days after the date of this prospectus.

***

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 10 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

†	The address of our directors and executive officers is No. 309 3-05 Huangfu Avenue Zhong, Tianhe District, Guangzhou City, Guangdong Province, People’s Republic of China.
(1)

Represents (i) 511,640 ordinary shares underlying 511,640 restricted share units we granted to Mr. Li under the 2019 RSU Scheme, which will become vested upon the completion of this offering, and (ii) 4,840,000 ordinary shares held by Li Bai Global Limited, which Mr. Li beneficially owns 53.9% of the total outstanding shares as set forth in note (3) below. Mr. Cong (Kenny) Li disclaims economic interest in our ordinary shares held through Li Bai Global Limited except to the extent of his own pecuniary and economic interests therein. The 4,840,000 ordinary shares held by Li Bai Global Limited will be redesignated into an equal number of Class B ordinary shares immediately prior to the completion of this offering.

(2)

Represents (i) 150,363 ordinary shares underlying 150,363 restricted share units we granted to Ms. Ho under the 2019 RSU Scheme, which will become vested upon the completion of this offering, held through Evolution Infinity Limited, a British Virgin Islands company ultimately controlled by Ms. Shan (Mio) Ho and (ii) 200,405 ordinary shares underlying 200,405 restricted share units we granted to Ms. Ho under the 2019 RSU Scheme, which will become vested upon the completion of this offering. The register office of Evolution Infinity Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. 150,363 ordinary shares held by Evolution Infinity Limited will be redesignated into an equal number of Class A ordinary shares immediately prior to the completion of this offering.

(3)

Represents 4,840,000 ordinary shares held by Li Bai Global Limited, an exempted company incorporated with limited liability under the laws of the British Virgin Islands. Approximately 53.9% of the total outstanding shares of Li Bai Global Limited are beneficially held by Mr. Cong (Kenny) Li and approximately 46.1% of the total outstanding shares of Li Bai Global Limited are beneficially held by Mr. Pingsan Bai. The register office of Li Bai Global Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. 4,840,000 ordinary shares held by Li Bai Global Limited will be redesignated into an equal number of Class B ordinary shares immediately prior to the completion of this offering.

(4)

Represents 2,233,000 ordinary shares beneficially held by Mr. Pingsan Bai through Li Bai Global Limited, which Mr. Bai beneficially owns 46.1% of the total outstanding shares as set forth in note (3) above. Mr. Bai disclaims beneficial ownership of our shares held through Li Bai Global Limited except to the extent of his own pecuniary and economic interests therein. 2,233,000 ordinary shares beneficially held by Pingsan Bai through Li Bai Global Limited will be redesignated into an equal number of Class B ordinary shares immediately prior to the completion of this offering.

(5)

Represents 938,271 ordinary shares held by YGC Holdings Limited, an exempted company incorporated with limited liability under the laws of the British Virgin Islands. These 938,271 ordinary shares are held for the benefit of Shanghai Fenghao Enterprise Management L.P., or Shanghai Fenghao. The general partner of Shanghai Fenghao is Tibet Xianfeng Qiyun Investment Consulting Co., Ltd., or Tibet Xianfeng, whose designated executive representative is Mr. Shiyu Wang. The register office of YGC Holdings Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. 938,271 ordinary shares held by YGC Holdings Limited will be redesignated into an equal number of Class A ordinary shares immediately prior to the completion of this offering.

(6)

Represents 562,963 ordinary shares held by ECSH Xianlv Limited, an exempted company incorporated with limited liability under the laws of the British Virgin Islands. These 562,963 ordinary shares are held for the benefit of Shanghai Xianlv Enterprise Management Consulting Partnership (Limited Partnership), or Shanghai Xianlv. The general partner of Shanghai Xianlv is Shanghai Yilian Equity Investment Management Partnership (Limited Partnership), or Shanghai Yilian. The general partner of Shanghai Yilian is Shanghai Chenjun Investment Consulting Co. Ltd., or Shanghai Chenjun, whose designated executive representative is Mr. Shumin Wang. The register office of ECSH Xianlv Limited is Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola, British Virgin Islands. 562,963 ordinary shares held by ECSH Xianlv Limited will be redesignated into an equal number of Class A ordinary shares immediately prior to the completion of this offering.

As of the date of this prospectus, none of our outstanding ordinary shares or preferred shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our ordinary shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders.

As of the date of this prospectus, none of our issued and outstanding ordinary shares is held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA.

RELATED PARTY TRANSACTIONS

Contractual Arrangements

See “Corporate History and Structure” for a description of the contractual arrangements by and among our PRC subsidiary, our VIE and the shareholders of our VIE.

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Share Incentives

See “Management—Share Incentive Plan.”

Other Related Party Transactions

The table below sets forth the major related parties and their relationships with us as of December 31, 2018, 2019 and 2020:

Name of related parties	Relationship
Alnilam International Co., Limited (“Alnilam”)	Equity method investee of our company
Easymedia (Guangzhou) Co., Ltd (“Yi Xin”)	Equity investee of our company and subsequently disposed of by us in 2020
Guangzhou Bauhinia Technology Co., Ltd. (“Zi Jun”)	Equity method investee of our company and subsequently acquired by us in 2020
Guangzhou Panhai Technology Co., Ltd (“Pan Hai”)	Equity investee of our company
Guangzhou Newton Education Technology Co., Ltd (“Newton Education”)	Equity method investee of our company
Guangzhou Zhi Nao Education Technology Co., Ltd (“Zhi Nao”)	Entity controlled by one of our officers
Hong Kong Fairlady Limited (“HK Fairlady”)	Entity controlled by one of our officers
Guangzhou Pioneer Deux Investment Co., Ltd (“Explorer”)	Entity controlled by one of our officers
Chengdu Gentleman Technology Co., Ltd (“Jun Mi”)	Entity controlled by one of our officers

Details of related party transactions for the years ended December 31, 2018, 2019 and 2020, and related party balances as of December 31, 2018, 2019 and 2020 are as follows:

Transactions with related parties

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
		(in thousands)
Revenues
Products sales to Alnilam	1,821	4,029	2,346	360
Product sales to Zi Jun	—	309	657	101
Product sales to Newton Education	—	71	—	—
Product sales to HK Fairlady	—	7,957	28,639	4,389
Product sales to Yi Xin	—	—	98	15

Total	1,821	12,366	31,740	4,864

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues:
Merchandise purchase from Alnilam	—	—	163	25
Merchandise purchase from Zi Jun	—	—	95	15

Total	—	—	258	40

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selling and marketing expenses
Advertising services provided by Yi Xin	5,141	5,837	8,681	1,330

Total	5,141	5,837	8,681	1,330

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
General and administrative expenses
Office supplies purchased from Alnilam	770	—	—	—
Office supplies purchased from HK Fairlady	—	750	—	—

Total	770	750	—	—

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Loans provided to
Alnilam (a)	7,785	5,649	—	—
Yixin (b)	4,000	3,400	8,600	1,318
Zi Jun (c)	150	3,736	18,618	2,853
Zhi Nao	—	200	—	—
Pan Hai (d)	—	—	1,500	230
Explorer (e)	—	—	3,960	607
Jun Mi (f)	—	—	880	135

Total	11,935	12,985	33,558	5,143

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Repayment of loans
Alnilam (a)	—	1,603	7,185	1,101
Yixin (b)	—	2,000	1,000	153
Explorer (e)	—	—	3,960	607
Jun Mi (f)	—	—	410	63

Total	—	3,603	12,555	1,924

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Interest income from
Zi Jun (c)	—	26	518	79
Pan Hai (d)	—	—	51	8
Explorer (e)	—	—	156	24
Alnilam (a)	6	253	773	118
Jun Mi	—	—	18	3

Total	6	279	1,516	232

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Investment and loans receivable disposal transactions:
Disposal of Yixin investment and loans receivable to Explorer (b)	—	—	3,000	460
Disposal of Jun Mi invest to Explorer (f)	—	—	152	23

Total:	—	—	3,152	483

Amounts due from related parties

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Amounts due from related parties, current
Alnilam (a)	2,792	5,842	—	—
Zi Jun (c)	150	372	—	—
HK Fairlady (g)	9	3,125	2,947	452
Yi Xin (b)	2,000	—	943	143
Zhi Nao	—	200	200	31
Pan Hai (d)	—	—	1,551	238
Explorer (e)	—	—	3,229	495
Jun Mi	—	—	488	75

Total	4,951	9,539	9,358	1,434

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Amounts due from related parties, non-current
Alnilam (a)	6,187	4,751	—	—
Zi Jun (c)	—	2,203	—	—

Total	6,187	6,954	—	—

Amounts due to related parties

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Amounts due to related parties, current
Yi Xin	—	99	—	—
Alnilam	770	770	—	—

Total	770	869	—	—

Notes:

(a)

The balance mainly represents loans due from Alnilam. From 2018 to 2020, we entered into certain loan agreements with Alnilam, pursuant to which we granted total loans of RMB13.4 million (US$2.1 million), with annual interest rates ranging from 4.5% to 4.75%. The contractual maturity dates of the loans range from December 31, 2020 to December 31, 2024. We received repayment of RMB nil, RMB1.6 million and RMB7.2 million (US$1.1 million) from Alnilam, during 2018, 2019 and 2020, respectively. As the carrying amount of our investment in Alnilam’s ordinary shares was reduced to nil in 2018, we further adjusted the carry amount of the loans due from Alnilam by RMB nil and RMB1.6 million and RMB1.3 million (US$0.2 million) for its share of losses from Alnilam for the years ended December 31, 2018, 2019 and 2020, respectively. Considering the creditworthiness and the financial condition of the investee, we recognized allowance for doubtful accounts on the outstanding loan balances of RMB2.7 million (US$0.4 million) as of December 31, 2020.

(b)

The balance represents loans due from Yi Xin. In 2018, we entered into certain loan agreements with Yi Xin, pursuant to which we granted total loans of RMB4.0 million to Yi Xin, with an annual interest rate of 1% and with maturity date of one year from draw down. In 2019 and 2020, we entered into certain loan agreements with Yi Xin, pursuant to which we granted total loans of RMB3.4 million and RMB8.6 million (US$1.3 million) to Yi Xin, with an annual interest rate of 4.5% if the loan is repaid within one year and an annual interest of 4.75% if the loan is repaid after one year from draw down. Considering the creditworthiness and the financial condition of the investee, we recognized allowance for doubtful accounts on the outstanding loan balances of nil, RMB3.4 million and RMB0.4 million (US$56 thousand) during the years ended December 31, 2018, 2019 and 2020, respectively. Yi Xin repaid RMB nil, RMB2.0 million and RMB1.0 million (US$0.1 million) of loan principal during the years ended December 31, 2018, 2019 and 2020, respectively. In October 2020, we sold all of our equity interest in Yi Xin and the loan receivables outstanding from Yi Xin for total proceeds of RMB7.2 million (US$1.1 million) to Explorer. In 2020, RMB4.2 million (US$0.6 million) was received and the remaining balance of RMB3 million (US$0.5 million) was received in March 2021.

(c)

From 2018 to 2020, we entered into certain loan agreements with Zi Jun, pursuant to which we granted total loans of RMB22.5 million (US$3.4 million) to Zi Jun, with annual interest rates ranging from 4.5% to 4.75%. The contractual maturity dates of the loans range from December 31, 2020 to December 31, 2024. As the carrying amount of our investment in Zi Jun’s ordinary shares was reduced to nil in 2019, we further adjusted the carrying amount of loans due from Zi Jun by RMB1.5 million (US$0.2 million) and RMB17.4 million (US$2.7 million) for its share of losses from Zi Jun for the year ended December 31, 2019 and 2020, respectively. We acquired Zi Jun in September 2020, and accordingly, the corresponding outstanding loan balance were considered effectively settled at fair value.

(d)

The balance mainly represents loans due from Pan Hai. In 2020, we entered into a loan agreement with Pan Hai, pursuant to which we extended a RMB1.5 million (US$0.2 million) loan to Pan Hai, with an annual interest rate is 4.5%. The contractual maturity date is one year from draw down. The balance was fully repaid by Pan Hai in March 2021.

(e)

The balance mainly represents loans and consideration due from Explorer. In 2020, we entered into a loan agreement with Explorer, pursuant to which we granted total loans of RMB4.0 million (US$0.6 million) to Explorer for its daily operational needs, with an annual interest rate of 5% and the contractual maturity date of loans range from December 12, 2020 to November 6, 2020. Explorer repaid all of the loans during the year ended December 31, 2020. The amount due from Explorer as of December 31, 2020 represented the disposal proceeds that remains outstanding from Explorer with respect to the transactions describe in (b) and (f), which was fully repaid in March 2021.

(f)

The balance mainly represents loans due from Jun Mi. In 2020, we entered into certain loan agreements with Jun Mi, pursuant to which we granted total loans of RMB0.9 million (US$0.1 million) to Jun Mi for its daily operational needs, with an annual interest rate is 4.5%. The contractual maturity date of the loans range from April 8, 2020 to April 7, 2023. In 2020, we received repayment of RMB0.4 million (US$63 thousand) from Jun Mi, and the remaining balance was repaid in March 2021. In September 2020, we disposed of our equity interest in Jun Mi for total cash consideration of RMB0.2 million (US$23 thousand) to Explorer. Upon disposal, a loss of RMB0.3 million (US$42 thousand) was recognized in “Other (expenses)/income, net” in the consolidated statement of comprehensive income for the year ended December 31, 2020.

(g)	The balance mainly represents the sales of goods to HK Fairlady who was a reseller of our products to their customers.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

Our share capital is divided into ordinary shares. In respect of all of our ordinary shares we have power insofar as is permitted by law, to redeem or purchase any of our shares and to increase or reduce the share capital subject to the provisions of the Companies Act and the articles of association and to issue any shares, whether such shares be of the original, redeemed or increased capital, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers under our memorandum and articles of association.

As of the date hereof, our authorized share capital consists of US$50,000 divided into 500,000,000 shares of US$0.0001 each, all of which are ordinary shares. As of the date of this prospectus, there are 7,993,846 ordinary shares issued and outstanding, all of which are fully paid. As of the date hereof, there are a total of 1,115,466 ordinary shares issued but deemed to be not outstanding as of the date of this prospectus, consisting of: (i) the 965,103 ordinary shares underlying the same number of RSUs under our 2019 RSU Scheme, which are held by Onion Plus Group Limited for the sole benefits of the participants under the 2019 RSU Scheme, and (ii) the 150,363 ordinary shares underlying the same number of RSUs under our 2019 RSU Scheme, which are held by Evolution Infinity Limited, a British Virgin Islands company ultimately controlled by Ms. Shan (Mio) Ho, assuming that the underwriters will not exercise their option to purchase additional ADSs. Among these RSUs, the 150,363 ordinary shares underlying the same number of RSUs held by Evolution Infinity Limited will become vested upon the completion of this offering.

We have adopted an amended and restated memorandum and articles of association, which will become effective and replace the current memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our authorized share capital immediately prior to completion of the offering will be US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each, consisting of (i) 254,269,312 Class A ordinary shares of par value of US$0.0001 each, (ii) 4,840,000 Class B ordinary shares of par value of US$0.0001 each, and (iii) 240,890,688 shares of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Post-IPO M&A. We will issue Class A ordinary shares represented by ADSs in this offering. All awards under the 2019 RSU Scheme, regardless of grant dates, will entitle holders to an equivalent number of Class A ordinary shares once the vesting and exercising conditions are met.

The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Ordinary Shares

General. We have adopted a dual-class share voting structure such that our ordinary shares will consist of Class A ordinary shares and Class B ordinary shares, which will become effective immediately prior to the completion of this offering. Holders of ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue share to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Assuming no exercise of the overallotment options by the underwriters, immediately following the completion of this offering, the holders of Class B ordinary shares will continue to control the outcome of a shareholder vote (i) with respect to matters requiring an ordinary resolution which requires the affirmative vote of a simple majority of shareholder votes, to the extent that the Class B ordinary shares represent at least 9.1% of our total issued and outstanding share capital; and (ii) with respect to matters requiring a special resolution which requires the affirmative vote of no less than two-thirds of shareholder votes, to the extent that the Class B ordinary shares represent at least 16.7% of our total issued and outstanding share capital, both of which percentages exclude a total of 1,115,466 ordinary shares issued but deemed to be not outstanding as of the date of this prospectus, consisting of: (i) the 965,103 ordinary shares underlying the same number of RSUs under our 2019 RSU Scheme, which are held by Onion Plus Group Limited for the sole benefits of the participants under the 2019 RSU Scheme, and (ii) the 150,363 ordinary shares underlying the same number of RSUs under our 2019 RSU Scheme, which are held by Evolution Infinity Limited, a British Virgin Islands company ultimately controlled by Ms. Shan (Mio) Ho. The holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders or holders of the ADSs. It may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Future issuances of our Class B ordinary shares, which can be approved by our board of directors, could result in dilution to existing holders of our Class A ordinary shares. Such issuances, or the perception that such issuances may occur, could depress the market price of our ADSs. See “Risk Factors—Risks Related to the ADSs and This Offering—Under our proposed dual-class share structure with different voting rights, holders of Class B ordinary shares will have complete control of the outcome of matters put to a vote of shareholders, which will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial. Future issuances or conversion of our Class B ordinary shares could result in dilution to existing holders of our Class A ordinary shares.”

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our post-offering amended and restated memorandum and articles of association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our post-offering amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person who is not a founder or an affiliate of a founder, or upon a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not a founder or an affiliate of a founder becomes a beneficial owner of such Class B ordinary shares, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members. Each Class A ordinary share shall be entitled to one vote on all matters subject to vote at general and special meetings of our company and each Class B ordinary share shall be entitled to 10 votes on all matters subject to vote at general and special meetings of our company.

A quorum required for a meeting of shareholders consists of one or more shareholders holding not less than a majority of the votes attaching to the issued and outstanding shares entitled to vote at general meetings which shall include the founder’s entity, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the NYSE. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association.

Transfer of Ordinary Shares. Subject to the restrictions in our post-offering amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

•	the shares are free from any lien in favor of the Company; and

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for 30 more than days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our post-offering memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound- up, may be varied with the consent in writing of a majority the holders of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect our corporate records (other than the memorandum and articles of association, special resolutions which have been passed by our shareholders, our register of mortgages and charges, and a list of our current directors) or obtain copies of our list of shareholders. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

Exclusive forum. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act. Any person or entity purchasing or otherwise acquiring any of our shares, ADSs or other securities shall be deemed to have notice of and consented to the provisions of our post-offering articles of association. See “Risk Factors—Risks Relating to the ADSs and This Offering—Forum selection provisions in our post-offering memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs, or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.”

Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

•

the names and addresses of our members, together with a statement of the shares held by each member, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of our company, and if so, whether such voting rights are conditional;

•	confirm whether each relevant category of shares held by a member carries voting rights under the articles of association of our company, and if so, whether such voting rights are conditional;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under the Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Companies Act to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to immediately update the register of members to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England, but does not follow many recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our post-offering amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or

(vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the Company are required to comply with fiduciary duties which they owe to the Company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Nonresident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

On June 15, 2018, we issued 1 ordinary share to Mapcal Limited for nominal cash consideration.

On July 10, 2018, we issued a total of 8,653,845 ordinary shares to Onion Plus Group Limited, Li Bai Global Limited, Fairlady Holdings Limited, ECWA Holdings Limited, RZholdings Limited, Global Dream Holdings Limited, Liangjun Ruize Holdings Limited, Liangjun Junze Holdings Limited, Liangjun Huize Holdings Limited and Liangjun Hongze Holdings Limited for nominal cash consideration as part of an offshore restructuring of our company.

On May 3, 2019, we issued 455,466 ordinary shares to Onion Plus Group Limited for the purpose of future transferring such shares to the plan participants according to our awards under our 2019 RSU Scheme.

On November 20, 2020, 938,271 and 562,963 ordinary shares held by OM Holdings Limited and ECGZ Yilian Limited, respectively, were surrendered to us for cancellation and for nil consideration. On the same date, we issued 938,271 and 562,963 ordinary shares to YGC Holdings Limited and ECSH Xianlv Limited for nominal consideration, respectively. As the result of such transactions, OM Holdings Limited and ECGZ Yilian Limited on longer owns any of our ordinary shares.

Restricted Share Units Grants

We have granted restricted share units to certain of our executive officers, employees and consultants. See “Management—Share Incentive Plan.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ten (10) ADSs will represent one (1) Class A Ordinary Share (or a right to receive one (1) Class A Ordinary Share) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation”. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•  Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•  Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• $.05 (or less) per ADS	• Any cash distribution to ADS holders

• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

• $.05 (or less) per ADS per calendar year	• Depositary services

Persons depositing or withdrawing shares or ADS holders must pay:	For:

• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

• Expenses of the depositary	• Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from the us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•

we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•

are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•

are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•

the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

Jurisdiction

The laws of the State of New York govern the deposit agreement and the ADSs and we have agreed with the depositary that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or relating in any way to the deposit agreement. In addition, we have also agreed with the depositary that any controversy, claim or cause of action brought by any party of the deposit agreement against us arising out of or relating to, among other things, the ADSs or the deposit agreement, or the breach hereof or thereof, may be settled by arbitration in accordance with the International Arbitration Rules of the American Arbitration Association. The arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the Securities Act or the Exchange Act in the United States District Court for the Southern District of New York (or such state courts if the United States District Court for the Southern District of New York lacks subject matter jurisdiction).

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 12,500,000 ADSs outstanding, representing 1,250,000 Class A ordinary shares, or approximately 28.4% of our outstanding Class A ordinary shares (excluding a total of 1,115,466 ordinary shares issued but deemed to be not outstanding as of the date of this prospectus, consisting of: (i) the 965,103 ordinary shares underlying the same number of RSUs under our 2019 RSU Scheme, which are held by Onion Plus Group Limited for the sole benefits of the participants under the 2019 RSU Scheme, and (ii) the 150,363 ordinary shares underlying the same number of RSUs under our 2019 RSU Scheme, which are held by Evolution Infinity Limited, a British Virgin Islands company ultimately controlled by Ms. Shan (Mio) Ho), assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while the ADSs have been approved for listing on the NYSE, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We, our directors, executive officers and our existing shareholders have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days (or 12 months in the case of Cong (Kenny) Li and Li Bai Global Limited) after the date of this prospectus. After the expiration of the 180-day period (or 12 months in the case of Cong (Kenny) Li and Li Bai Global Limited), the ordinary shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•

1% of the then outstanding Class A ordinary shares of the same class, in the form of ADSs or otherwise, which will equal approximately 44,038 Class A ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•

the average weekly trading volume of our Class A ordinary shares in the form of ADSs or otherwise on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our executive officers, employees and consultants who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act covering all Class A ordinary shares which are either subject to outstanding options or may be issued upon exercise or vesting of any options or other equity awards which may be granted or issued in the future pursuant to our share incentive plan. We expect to file this registration statement as soon as practicable after the date of this prospectus. Shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions and the lock-up described below.

TAXATION

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under U.S. state, or local laws or the tax laws of any jurisdiction other than the Cayman Islands, the PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of JunHe LLP, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or Class A ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or Class A ordinary shares, nor will gains derived from the disposal of the ADSs or Class A ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises only if all of the following conditions are met: (a) the primary location of the day-to-day operational management is in the PRC; (b) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (c) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (d) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the sale or other disposition of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders (including the ADS holders) of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Material U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of our ADSs or Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire the ADSs or Class A ordinary shares.

This discussion applies only to a U.S. Holder that acquires ADSs in this offering and holds the ADSs or underlying Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ADSs or Class A ordinary shares as part of a straddle, integrated or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes and their partners;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own 10% or more of our stock by vote or value; or

•	persons holding ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or Class A ordinary shares and their partners should consult their tax advisers as to their particular U.S. federal income tax consequences of owning and disposing of ADSs or Class A ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion does not address any state, local or non-U.S. tax considerations, or any federal taxes (such as estate or gift taxes) other than income taxes. This discussion assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

As used herein, a “U.S. Holder” is a person that is for U.S. federal income tax purposes a beneficial owner of the ADSs or Class A ordinary shares and:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class A ordinary shares represented by those ADSs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or Class A ordinary shares in their particular circumstances.

Except as described below under “—Passive Foreign Investment Company Rules,” this discussion assumes that we are not, and will not be, a passive foreign investment company, or PFIC, for any taxable year.

Taxation of Distributions

Distributions paid on the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes, as discussed above under “—People’s Republic of China Taxation”), other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders of ADSs may be taxable at a preferential rate. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of this preferential tax rate on dividends in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of receipt by the depositary (in the case of ADSs) or the U.S. Holder (in the case of Class A ordinary shares). The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for Treaty benefits) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year.

Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis in the ADSs or Class A ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or Class A ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat gains taxable under PRC law as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability or deductibility of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income; or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties, and certain investment gains. Cash is generally a passive asset for these purposes. Goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income.

Based upon the manner in which we currently operate our business, the expected composition of our income and assets and the expected value of our assets (including goodwill, which is based on the expected price of the ADSs in this offering), we do not expect to be a PFIC for our current taxable year or the foreseeable future. However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year. Our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time, including the value of our goodwill (which may be determined, in large part, by reference to our market capitalization, which could be volatile). Therefore, our risk of being or becoming a PFIC will increase if our market capitalization declines while we hold a substantial amount of cash (including cash raised in this offering) and financial investments. Moreover, it is not entirely clear how the contractual arrangements between us, our VIE and its nominal shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us for these purposes. Because of these uncertainties, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

If we are a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests (including our subsidiaries and VIE) is also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holder does not receive any proceeds of those distributions or dispositions.

In general, if we are a PFIC for any taxable year during which a U.S. Holder owns our ADSs or Class A ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the ADSs or Class A ordinary shares will be allocated ratably over the U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or Class A ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a timely “deemed sale” election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above.

Alternatively, if we are a PFIC for any taxable year and if the ADSs are “regularly traded” on the NYSE, a U.S. Holder that owns ADSs could make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs is traded on the NYSE on at least 15 days during each calendar quarter. If a U.S. Holder of ADSs makes the mark-to-market election, for each taxable year that we are a PFIC, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of such U.S. Holder’s taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of such U.S. Holder’s taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above (but subject to the discussion in the immediately subsequent paragraph). Once made, the election will remain in effect for all taxable years in which we are a PFIC, unless it is revoked with the Internal Revenue Service’s consent, or the ADSs cease to be regularly traded on a qualified exchange. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances in the case that we are a PFIC for any taxable year. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs, and there is no provision in the Code or Treasury regulations that would enable a U.S. Holder to apply a mark-to-market treatment with respect to Lower-tier PFICs that are not publicly traded. In addition, because our Class A ordinary shares will not be publicly traded, a U.S. Holder that holds ordinary shares that are not represented by ADSs will generally not be eligible to make a mark-to-market election with respect to such shares.

If we are a PFIC (or with respect to a particular U.S. Holder are treated as a PFIC) for a taxable year in which we pay a dividend or for the prior taxable year, the preferential tax rate described above with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

If we are a PFIC for any taxable year during which a U.S. Holders owns any ADSs or Class A ordinary shares, the U.S. Holder will generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (and certain specified entities) may be required to report information relating to their ownership of ADSs or Class A ordinary shares, or non-U.S. accounts through which the ADSs or Class A ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to ADSs and Class A ordinary shares.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom AMTD Global Markets Limited and Huatai Securities (USA), Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
AMTD Global Markets Limited
Huatai Securities (USA), Inc.
Roth Capital Partners, LLC
Tiger Brokers (NZ) Limited
Valuable Capital Limited

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$     per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional 1,875,000 ADSs at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,875,000 ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Public Offering price	US$	US$	US$
Underwriting discounts and commissions to be paid by us	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$     million.

We agreed to reimburse the underwriters for certain expenses in connection with this offering in the amount not exceeding US$     .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Each of AMTD Global Markets Limited, Tiger Brokers (NZ) Limited and Valuable Capital Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations.

We have applied to list the ADSs on the New York Stock Exchange under the trading symbol “OG .”

We, our directors, executive officers and current shareholders have agreed that, without the prior written consent of the representative on behalf of the underwriters, we and they will not, during the period ending 180 days (or 12 months in the case of Cong (Kenny) Li and Li Bai Global Limited) after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs or publicly disclose the intention to take any such action; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise.

The restrictions described in the preceding paragraph are subject to certain exceptions.

The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

The address of AMTD Global Markets Limited is 23/F-25/F, Nexxus Building, 41 Connaught Road Central, Hong Kong. The address of Huatai Securities (USA), Inc. is 10 Hudson Yards, 41st Floor New York, NY 10001, United States of America. The address of Roth Capital Partners, LLC is 888 San Clemente Drive Suite 400, Newport Beach, California 92660, United States of America. The address of Tiger Brokers (NZ) Limited is Level 16, 191 Queen Street, Auckland Central, New Zealand, 1010. The address of Valuable Capital Limited is 2808, China Merchants Tower, Shun Tak Centre 168-200 Connaught Road Central, Hong Kong.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

a)	you confirm and warrant that you are either:

i)	“sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

ii)

“sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

iii)	person associated with the company under section 708(12) of the Corporations Act; or

iv)	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

(b)

you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Finance Center

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), an offer to the public of any shares may not be made in that Relevant State, except that an offer to the public in that Relevant State of any shares may be made at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation.

provided that no such offer of shares shall result in a requirement for the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and the issuer that it is a qualified investor within the meaning of Article 2(e) of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 1(4) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the shares acquired by it in this offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public, other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The issuer, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares in this offering.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the ADSs. The ADSs may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the ADSs to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the ADSs constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the ADSs may be publicly distributed or otherwise made publicly available in Switzerland.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NYSE listing fee, all amounts are estimates. The Company will pay all of the expenses of this offering.

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	US$	14,507
NYSE listing fee	US$	150,000
FINRA filing fee	US$	20,445
Printing and engraving expenses	US$	150,000
Legal fees and expenses	US$	2,267,146
Accounting fees and expenses	US$	1,348,659
Miscellaneous costs	US$	1,094,882

Total	US$	5,045,639

LEGAL MATTERS

We are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters of U.S. federal securities and New York state law. The underwriters are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Legal matters as to PRC law will be passed upon for us by JunHe LLP and for the underwriters by CM-LAW. Davis Polk & Wardwell LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and JunHe LLP with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon CM-LAW with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Onion Global Limited at December 31, 2018, 2019 and 2020, and for each of the three years in the period ended December 31, 2020, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young Hua Ming LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The office of Ernst & Young Hua Ming LLP is located at 18th Floor, Ernst & Young Tower, 13 Zhujiang East Road, Tianhe District, Guangzhou, Guangdong, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

ONION GLOBAL LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Onion Global Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Onion Global Limited (the “Company”) as of December 31, 2018, 2019 and 2020, the related consolidated statements of comprehensive (loss)/income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2020.

Guangzhou, The People’s Republic of China

April 7, 2021

ONION GLOBAL LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2018	2019	2020
		RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		99,802	230,632	241,706	37,043
Restricted cash	2	—	—	8,014	1,228
Short-term investments	2	—	67,600	103,217	15,819
Accounts receivable, net		1,885	1,437	9,433	1,446
Inventories, net	4	261,986	468,668	442,628	67,836
Loans receivable, net	5	—	—	5,575	854
Prepayments and other current assets	6	100,765	94,005	189,812	29,092
Amounts due from related parties	16	4,951	9,539	9,358	1,434

Total current assets		469,389	871,881	1,009,743	154,752

Non-current assets:
Long-term investments	7	4,899	772	4,990	765
Property and equipment, net	8	8,727	8,205	15,594	2,390
Loans receivable, net	5	21,428	13,052	—	—
Amounts due from related parties	16	6,187	6,954	—	—
Deferred tax assets	14	343	8,460	6,207	951
Goodwill	12	—	—	22,778	3,491

Total non-current assets		41,584	37,443	49,569	7,597

Total assets		510,973	909,324	1,059,312	162,349

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the VIE without recourse to the primary beneficiary of RMB383,193, RMB142,678 and RMB181,412 (US$27,801) as of December 31, 2018, 2019 and 2020, respectively):

Short-term bank loans	10	—	1,924	24,200	3,709
Accounts payable		21,840	68,730	145,995	22,375
Customer advances and deferred revenue	18	228,556	378,307	174,456	26,737
Amounts due to related parties	16	770	869	—	—
Income tax payable	14	7,853	20,694	37,969	5,819
Accrued expenses and other liabilities	9	125,492	207,141	233,587	35,800

Total current liabilities		384,511	677,665	616,207	94,440

The accompanying notes are an integral part of the consolidated financial statements.

ONION GLOBAL LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2018	2019	2020
		RMB	RMB	RMB	US$
Non-current liabilities (including non-current liabilities of the VIE without recourse to the primary beneficiary of nil, RMB2,121 and nil as of December 31, 2018, 2019 and 2020, respectively):
Long-term loan	10	—	—	1,199	184
Customer advances and deferred revenue	18	—	2,121	—	—

Total non-current liabilities		—	2,121	1,199	184

Total liabilities		384,511	679,786	617,406	94,624

Commitments and Contingencies	20

Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share; 500,000,000 shares authorized; 8,653,846, 9,109,312 and 9,109,312 shares issued; 7,993,846 shares outstanding as of December 31, 2018, 2019 and 2020)		5	5	5	1
Additional paid-in capital		834,307	833,855	833,855	127,794
Statutory reserves		1,019	2,850	9,984	1,530
Accumulated deficit		(711,988)	(610,624)	(408,099)	(62,544)
Accumulated other comprehensive income/(loss)		73	(50)	566	87

Onion Global Limited shareholders’ equity		123,416	226,036	436,311	66,868

Non-controlling interests		3,046	3,502	5,595	857

Total shareholders’ equity		126,462	229,538	441,906	67,725

Total liabilities and shareholders’ equity		510,973	909,324	1,059,312	162,349

The accompanying notes are an integral part of the consolidated financial statements.

ONION GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		Year ended December 31,
	Notes	2018	2019	2020
		RMB	RMB	RMB	US$
Revenues:
Total revenues (including related party amounts of RMB1,821, RMB12,366 and RMB31,740 (US$4,864) for the years ended December 31, 2018, 2019 and 2020, respectively)	16,18	1,805,220	2,850,724	3,810,660	584,009
Operating cost and expenses:
Costs of revenues (including related party amounts of RMB nil, RMB nil and RMB258 (US$40) for the years ended December 31, 2018, 2019 and 2020, respectively)		(1,437,612)	(2,308,004)	(3,032,110)	(464,691)
Fulfillment expenses		(225,066)	(212,183)	(201,635)	(30,902)
Technology and content expenses		(17,395)	(19,889)	(24,316)	(3,727)
Selling and marketing expenses (including related party amounts of RMB5,141, RMB5,837 and RMB8,681 (US$1,330) for the years ended December 31, 2018, 2019 and 2020, respectively)	16	(113,016)	(127,160)	(243,784)	(37,362)
General and administrative expenses (including related party amounts of RMB770, RMB750 and nil for the years ended December 31, 2018, 2019 and 2020, respectively)	16	(77,084)	(50,597)	(63,151)	(9,678)

Total operating cost and expenses		(1,870,173)	(2,717,833)	(3,564,996)	(546,360)

Other operating income	2	1,100	13,105	10,238	1,569

(Loss)/income from operations		(63,853)	145,996	255,902	39,218

Other (expenses)/income:
Interest income (including related party amounts of RMB6, RMB279 and RMB1,516 (US$232) for the years ended December 31, 2018, 2019 and 2020, respectively)	16	3,613	1,529	6,758	1,036
Interest expense		(673)	(87)	(755)	(116)
Foreign exchange loss		(12,704)	(21,240)	(20,168)	(3,091)
Other (expenses)/income, net		(7,234)	(4,369)	14,992	2,298

Total other (expenses)/income		(16,998)	(24,167)	827	127

(Loss)/income before income taxes and share of losses from equity method investments		(80,851)	121,829	256,729	39,345

Income tax expenses	14	(13,370)	(15,067)	(29,848)	(4,574)
(Loss)/income before share of losses from equity method investments		(94,221)	106,762	226,881	34,771

Share of losses from equity method investments	7	(529)	(3,928)	(18,879)	(2,893)

Net (loss)/income		(94,750)	102,834	208,002	31,878

The accompanying notes are an integral part of the consolidated financial statements.

ONION GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		Year ended December 31,
	Notes	2018	2019	2020
		RMB	RMB	RMB	US$
Net (loss)/income		(94,750)	102,834	208,002	31,878
Less: net loss attributable to non-controlling interests		(346)	(361)	(1,657)	(254)

Net (loss)/income attributable to Onion Global Limited		(94,404)	103,195	209,659	32,132
Accretion to redemption value of redeemable preferred shares	11	(17,167)	—	—	—
Deemed dividend—extinguishment of redeemable preferred shares	11	(511,190)	—	—	—

Net (loss)/income attributable to ordinary shareholders		(622,761)	103,195	209,659	32,132

(Loss)/earnings per share:
Basic and diluted	15	(109)	13	26	4

Weighted average shares outstanding used in (loss)/earnings per share computation:
Basic and diluted	15	5,738,630	7,993,846	7,993,846	7,993,846

Other comprehensive income/(loss)
Foreign currency translation adjustment net of tax of nil		665	(70)	737	113

Total other comprehensive income/(loss), net of tax of nil		665	(70)	737	113

Comprehensive (loss)/income		(94,085)	102,764	208,739	31,991
Less: comprehensive loss attributable to non-controlling interests		(202)	(308)	(1,536)	(235)

Comprehensive (loss)/income attributable to Onion Global Limited		(93,883)	103,072	210,275	32,226

The accompanying notes are an integral part of the consolidated financial statements.

ONION GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive (loss)/income	Onion Global Limited shareholders’ equity	Non- controlling interests	Total Shareholders’ equity
	Number of shares*	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	4,840,000	3	45,446	1,019	(89,227)	(448)	(43,207)	2,465	(40,742)
Net loss	—	—	—	—	(94,404)	—	(94,404)	(346)	(94,750)
Other comprehensive income	—	—	—	—	—	521	521	144	665
Accretion to redemption value of redeemable preferred shares	—	—	—	—	(17,167)	—	(17,167)	—	(17,167)
Deemed dividend—extinguishment of redeemable preferred shares	—	—	—	—	(511,190)	—	(511,190)	—	(511,190)
Issuance of ordinary shares to redeemable preferred shareholders upon Reorganization	3,153,846	2	749,346	—	—	—	749,348	—	749,348
Share-based compensation	—	—	39,515	—	—	—	39,515	—	39,515
Issuance of a subsidiary’s equity to a non-controlling interest holder	—	—	—	—	—	—	—	783	783

Balance as of December 31, 2018	7,993,846	5	834,307	1,019	(711,988)	73	123,416	3,046	126,462

Net income	—	—	—	—	103,195	—	103,195	(361)	102,834
Other comprehensive loss	—	—	—	—	—	(123)	(123)	53	(70)
Appropriation of statutory reserves	—	—	—	1,831	(1,831)	—	—	—	—
Issuance of a subsidiary’s equity to a non-controlling interest holder	—	—	—	—	—	—	—	312	312
Purchase of non-controlling interest	—	—	(452)	—	—	—	(452)	452	—

Balance as of December 31, 2019	7,993,846	5	833,855	2,850	(610,624)	(50)	226,036	3,502	229,538

Net income	—	—	—	—	209,659	—	209,659	(1,657)	208,002
Other comprehensive income	—	—	—	—	—	616	616	121	737
Appropriation of statutory reserves	—	—	—	7,134	(7,134)	—	—	—	—
Issuance of a subsidiary’s equity to a non-controlling interest holder	—	—	—	—	—	—	—	805	805
Business combination	—	—	—	—	—	—	—	2,824	2,824

Balance as of December 31, 2020	7,993,846	5	833,855	9,984	(408,099)	566	436,311	5,595	441,906

Balance as of December 31, 2020 (US$)		1	127,794	1,530	(62,544)	87	66,868	857	67,725

*

As of December 31, 2018, 2019 and 2020, 660,000, 1,115,466 and 1,115,466 ordinary shares, respectively, were held by Onion Plus Group Limited and Evolution Infinity Limited in relation to the restricted share unit scheme. These shares are considered issued but not outstanding (Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

ONION GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net (loss)/income	(94,750)	102,834	208,002	31,878
Adjustments to reconcile net (loss)/income to net cash generated from operating activities:
Depreciation	2,993	3,499	4,828	740
Allowance for loans provided to related parties	7,000	3,400	2,651	406
Inventories provision	3,404	6,098	4,780	733
Unrealized foreign exchange loss	—	—	885	136
Share of losses on equity method investments	529	3,928	18,879	2,893
Impairment of long-term investments	9,648	4,152	—	—
Deferred income tax (benefit)/expense	(343)	(8,117)	2,253	345
Share-based compensation	39,515	—	—	—
Gain on disposal of a subsidiary	(2,104)	—	—	—
Gain on disposal of long-term investment	(185)	—	—	—
Loss on disposal of property and equipment	—	69	—	—
Gain from settlement of pre-existing loans to an equity investee	—	—	(11,873)	(1,820)
Gain on the remeasurement of the pre-existing equity interest	—	—	(3,765)	(577)

Changes in operating assets and liabilities:
Accounts receivable	667	448	(9,248)	(1,417)
Inventories	(72,868)	(212,780)	24,087	3,691
Prepayments and other current assets	(69,941)	5,972	(94,795)	(14,528)
Amount due from related parties	58,168	(2,479)	21,358	3,273
Accounts payable	14,623	46,890	76,795	11,769
Customer advances and deferred revenue	73,478	151,872	(205,972)	(31,567)
Amount due to related parties	770	99	(869)	(133)
Accrued expenses and other liabilities	19,585	81,102	(555)	(85)
Income tax payable	7,216	12,841	17,802	2,728

Net cash (used in)/generated from operating activities	(2,595)	199,828	55,243	8,465

Cash flows from investing activities:
Purchase of short-term investments	(523,822)	(194,600)	(575,000)	(88,123)
Proceeds from maturity or redemption of short-term investments	562,822	127,000	539,600	82,697
Purchase of property and equipment	(8,884)	(3,046)	(11,703)	(1,793)
Purchase of long-term investments	(11,329)	(300)	(4,671)	(716)
Repayment of loans provided to a third party	—	9,164	8,080	1,238
Loans provided to related parties	(11,935)	(12,985)	(33,558)	(5,143)
Repayment of loans provided to related parties	—	3,603	12,555	1,924
Proceeds from disposal of a subsidiary	1,120	—	—	—
Proceeds from disposal or liquidation of long-term investments	185	—	300	46
Proceeds from disposal of loan receivables of a related party	—	—	4,200	644
Business acquisition, net of cash acquired	—	—	127	19

Net cash generated from/(used in) investing activities	8,157	(71,164)	(60,070)	(9,207)

ONION GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from short-term bank loans	—	2,874	113,056	17,327
Repayment of short-term bank loans	(90,552)	(950)	(91,665)	(14,048)
Proceeds from long-term loan	—	—	1,199	184
Proceeds from issuance of shares by the Company’s subsidiaries	783	312	805	123

Net cash (used in)/generated from financing activities	(89,769)	2,236	23,395	3,586

Effect of exchange rate on cash, cash equivalents and restricted cash	665	(70)	520	81
Net (decrease)/increase in cash, cash equivalents and restricted cash	(83,542)	130,830	19,088	2,925
Cash, cash equivalents and restricted cash at the beginning of year	183,344	99,802	230,632	35,346

Cash, cash equivalents and restricted cash at the end of year	99,802	230,632	249,720	38,271

Supplemental disclosures of cash flow information:
Interest paid	673	87	755	116
Income taxes paid	6,310	10,123	10,320	1,582

Supplemental disclosures of non-cash information:
Purchase of long-term investments included in accrued expenses and other liabilities	—	547	—	—
Consideration for business combination included in accrued expenses and other liabilities	—	—	89	13
Disposal of long-term investments and loan receivables included in amounts due from related parties	—	—	3,152	483

The accompanying notes are an integral part of these consolidated financial statements.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1.	Organization and Principal Activities

Onion Global Limited (the “Company”) was incorporated in the Cayman Islands on June 5, 2018 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entity (the “VIE”) and subsidiaries of the VIE (collectively, the “Group”) is principally engaged in operating a key opinion consumer (“KOC”) oriented social ecommerce platform that offers high-quality branded products to consumers in the People’s Republic of China (the “PRC”).

In preparation of the Company’s initial public offering (“IPO”) in the United States, the following transactions were undertaken to establish the Company as the parent company and transfer the business operations in the PRC subsidiaries, the VIE and subsidiaries of the VIE to the Company (the “Reorganization”).

(i)

In July 2018, the Company issued a total of 7,993,846 ordinary shares to the registered shareholders of Guangzhou Onion Vogue Group Co., Ltd. (“Guangzhou Onion” or “the VIE”, formerly known as Guangzhou Doubletree Network Technology Co., Ltd.) as consideration in exchange for their respective equity interests in Guangzhou Onion. Specifically, the Company issued (i) a total of 4,840,000 ordinary shares to the Company’s Chief Executive Officer (“CEO”), Mr. Cong (Kenny) Li, and a director of the Company, Mr. Pingsan Bai (collectively, the “Founders”) in exchange for their ordinary shares in Guangzhou Onion; and (ii) a total of 3,153,846 ordinary shares to third-party investors holding preferred shares in Guangzhou Onion.

(ii)

In August 2018, the Company incorporated a wholly foreign-owned subsidiary, Guangzhou Transasia Trading Co., Ltd. (the “WFOE”; formerly known as Guangzhou He Shanshan Equity Investment Co., Ltd.) in the PRC.

(iii)

On September 19, 2018 (the “Reorganization Date”), the Company, the WFOE, Guangzhou Onion and its registered shareholders entered into a series of contractual agreements pursuant to which the Company became the primary beneficiary of Guangzhou Onion. On the same date, the Company, the WFOE, Guangzhou Onion and its registered shareholders entered into an agreement pursuant to which the preferential liquidation and redemption rights of the preferred shares issued to third-party investors were removed (Note 11).

As all the entities mentioned above were under common control of the Founders for the periods presented, the Reorganization was accounted for in a manner similar to a pooling-of-interests with the assets and liabilities of the entities mentioned above carried over at their historical amounts. Accordingly, these consolidated financial statements have been prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1.	Organization and Principal Activities (Continued)

As of December 31, 2020, the Company’s major subsidiaries, the VIE and subsidiaries of the VIE are as follows:

Entity	Date of incorporation/acquisition	Place of incorporation	Percentage of direct or indirect ownership	Principal activities
Subsidiaries
One Flew Over the Ocean Limited	July 10, 2018	BVI	100%	Investment holding
The Pearl of the East United Development Company Limited	July 16, 2019	Hong Kong	100%	Sale of merchandise
Hong Kong Ocean Infinity Limited	January 26, 2018	Hong Kong	100%	Procurement
Peaches International Universal Limited	February 19, 2019	Hong Kong	100%	Procurement
Guangzhou Transasia Trading Co., Ltd.	September 5, 2019	PRC	75%	Investment holding
Guangzhou Ocean Unbounded Internet Co., Ltd.	April 7, 2017	Korea	90%	Procurement
Guangzhou Ocean Infinity Technology Co., Ltd.	January 25, 2019	PRC	100%	Sale of merchandise and procurement
Guangzhou Voyage Infinity Technology Co., Ltd.	January 3, 2017	PRC	100%	Sale of merchandise and procurement
Guangzhou Pioneer Une Investment Co., Ltd.	July 25, 2018	PRC	100%	Sales of merchandise
Meissa International Co., Ltd	April 7, 2017	Korea	90%	Procurement
Oriental Skin Research Co., Limited	December 18, 2014	Hong Kong	100%	E-Commerce and procurement

VIE
Guangzhou Onion Vogue Group Co., Ltd.	April 24, 2014	PRC	100%	ICP license provider

VIE’s subsidiaries
Guangzhou Onion Fans Technology Co., Ltd.	August 27, 2018	PRC	100%	Provision of subscription services
Doubletree (Tibet) Trading Co., Ltd.	August 19, 2016	PRC	100%	Provision of subscription services
Voyage of the Dawn Trading Limited	November 25, 2016	Hong Kong	100%	Sale of merchandise and procurement

The VIE agreements

The Group conducts all of its business in China through its subsidiaries, the VIE and subsidiaries of the VIE in the PRC. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between the Company and the VIE. The equity interests of the VIE are legally held by PRC shareholders (the “Nominee Shareholders”). Through the Contractual Agreements, the Nominee Shareholders effectively assigned all their voting rights underlying their equity interests in the VIE to the WFOE, which the Company immediately

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1.	Organization and Principal Activities (Continued)

The VIE agreements (Continued)

re-assigned to their board of directors or any officer authorized by the board of directors via resolutions executed by the Company. Therefore, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the right to receive economic benefits via the WFOE, and the obligation to absorb losses of the VIE, that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

The following is a summary of the Contractual Agreements:

Voting Rights Proxy Agreement

Pursuant to the voting rights proxy agreement entered into on September 19, 2018 amongst the WFOE, Guangzhou Onion and its Nominee Shareholders, each Nominee Shareholder irrevocably authorizes WFOE, or its designee(s) to act as his, her or its attorney-in-fact to exercise any and all rights that such shareholder has in respect of his, her or its equity interest in Guangzhou Onion on such Nominee shareholders’ behalf, including but not limited to proposing to convene or attend shareholder meetings, signing resolutions and minutes of such meetings, exercising all the rights as shareholders in such meeting (including but not limited to voting rights, nomination rights and appointment rights), and the right to sell, transfer, pledge or dispose of all the equity interest held in part or in whole, and exercising all other rights as shareholders. The WFOE has the right to replace the authorized attorney-in-fact at any time upon written notice without consent from the Nominee Shareholders. This agreement is not terminated until all the equity interest or all assets of Guangzhou Onion have been transferred to the WFOE or its designee(s). The WFOE may terminate the agreement at its sole discretion.

Exclusive Call Option Agreement

Pursuant to the exclusive call option agreement entered into on September 19, 2018 amongst the WFOE, Guangzhou Onion and its Nominee Shareholders, the Nominee Shareholders irrevocably granted the WFOE an exclusive purchase option to request the Nominee Shareholders to transfer or sell all or part of their equity interests in Guangzhou Onion to the WFOE, or its designee(s). The purchase price of the equity interests in Guangzhou Onion is equal to the minimum price required by PRC law. Guangzhou Onion also irrevocably granted the WFOE an exclusive asset purchase option whereby the WFOE has the right to purchase or designate another party to purchase all or part of Guangzhou Onion’s assets as permitted under the PRC laws. The purchase price of Guangzhou Onion’s assets is equal to the minimum price as permitted by applicable PRC law. Any proceeds received by the Nominee Shareholders from the exercise of the right shall be remitted to the WFOE or its designee(s). Without prior written consent of the WFOE, Guangzhou Onion and its Nominee Shareholders may not sell or otherwise dispose of their equity interests, create or allow any encumbrance on their equity interests, merge with or acquire any other persons or make any investments, sell or otherwise dispose of its assets except when in the ordinary course of business, execute any material contracts or any contracts conflicting with existing contracts, provide any loans or guarantees, amend its articles of association, increase or decrease the register capital, and request any dividends or other form of assets. The Nominee Shareholders cannot request the distribution of any dividends or other form of assets. If dividends or other form of assets were distributed, the Nominee Shareholders are required to transfer all received distribution to the WFOE or its designee(s). This agreement is not terminated until all the equity interests or all assets of Guangzhou Onion have been transferred to the WFOE or its designee(s). The WFOE may terminate the agreement at its sole discretion.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1.	Organization and Principal Activities (Continued)

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement entered into on September 19, 2018 between the WFOE and Guangzhou Onion, the WFOE has an exclusive right to provide business support, technology services and consulting services to Guangzhou Onion and its subsidiaries. In exchange for these services, Guangzhou Onion will pay a service fee equal to 100% of the consolidated net profits of Guangzhou Onion, which is adjustable at the sole discretion of the WFOE. Without the WFOE’s prior written consent, Guangzhou Onion may not procure services from any third party or enter into similar service arrangements with any other third party, while the WFOE has the right to designate any party to provide such services. The agreement will remain in effect for ten years and automatically renew for ten years unless the WFOE unilaterally terminates the agreement by giving written notification or when all the equity interests or all assets of Guangzhou Onion have been transferred to the WFOE or its designee(s). In no circumstances may Guangzhou Onion terminate this agreement.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement entered into on September 19, 2018 amongst the WFOE, Guangzhou Onion and its Nominee Shareholders, the Nominee Shareholders have pledged all of their respective equity interests in Guangzhou Onion to the WFOE to guarantee the performance of Guangzhou Onion and their obligations under the voting rights proxy agreement, exclusive call option agreement and exclusive business cooperation agreement described above. The WFOE or its designee(s) will have the right to receive all of Guangzhou Onion’s dividends and profits distributed on the pledged equity. If Guangzhou Onion or any of its Nominee Shareholders breaches its contractual obligations, the WFOE is entitled to certain rights regarding the pledged equity interests, including the right to receive proceeds from the auction or sale of all or part of the pledged equity interests of Guangzhou Onion in accordance with the applicable PRC laws. The Nominee Shareholders agree not to create any encumbrance on or otherwise transfer or dispose of their respective equity interests in Guangzhou Onion, without the prior written consent of the WFOE. This agreement is not terminated until Guangzhou Onion and its Nominee Shareholders fulfill all the contractual obligations under the Contractual Agreements or the termination of this agreement either at the WFOE’s sole discretion or when all of the equity interest in or the assets of Guangzhou Onion have been transferred to the WFOE under the exclusive call option agreement.

Financial support letter

Pursuant to the financial support letter, the Company is obligated and hereby undertakes to provide unlimited financial support to Guangzhou Onion, to the extent permissible under the applicable PRC laws and regulations. The Company agrees to forego the right to seek repayment in the event if Guangzhou Onion is unable to repay such funding.

Resolutions of all shareholders and resolution of the board of directors of the Company

The shareholders and the board of directors resolved that the board of directors or any officer authorized by the board of directors shall cause the WFOE to exercise its rights under the voting rights proxy agreement and the exclusive call option agreement.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1.	Organization and Principal Activities (Continued)

On September 26, 2020, the WFOE, the VIE and its Nominee Shareholders entered into an amended and restated voting rights proxy agreement, an amended and restated exclusive call option agreement, an amended and restated exclusive business cooperation agreement and an amended and restated equity interest pledge agreement (the “amended and restated VIE agreements”) to reflect legal entity name changes to the WFOE and the VIE and there were no other material changes to the amended and restated VIE agreements from the summary of terms disclosed above. Therefore, as the Company continues to have the power to direct the activities of the VIE that most significantly impact its economic performance and the obligation to absorb losses of the VIE and the right to receive economic benefits of the VIE that potentially could be significant to the VIE, there was no financial impact to the consolidated financial statements.

Based on the opinion of the Company’s legal counsel, (i) the ownership structure of the WFOE, the VIE and subsidiaries of the VIE are not in violation with applicable PRC laws and regulations currently in effect; (ii) each of the Contractual Agreements are valid, binding and enforceable, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the financial support letter issued by the Company to the VIE, will not conflict with or result in a breach of the memorandum and articles of association of the Company or any laws, public rule or regulations currently in force in the Cayman Islands.

However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, the WFOE or any of their current or future VIE are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the Group’s right to collect revenues, being required to restructure its operations imposition of additional conditions or requirements with which the Group may not be able to comply, or other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on the Group’s ability to conduct its business. As a result, the Company may not be able to direct the activities of the VIE that most significantly impact the VIE’s economic performance, which may result in deconsolidation of the VIE.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1.	Organization and Principal Activities (Continued)

The following financial statement balances and amounts of the Group’s VIE and the VIE’s subsidiaries were included in the accompanying consolidated financial statements:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	95,661	115,953	111,385	17,070
Restricted cash	—	—	8,014	1,228
Short-term investments	—	62,600	73,160	11,212
Accounts receivable, net	1,299	357	1,233	189
Inventories, net	261,014	—	3,157	484
Loans receivable, net	—	—	5,575	854
Prepayments and other current assets	100,391	14,056	40,616	6,225
Amounts due from related parties	4,851	959	5,488	841
Amount due from the Company’s subsidiaries	9,230	170,839	329,943	50,566

Total current assets	472,446	364,764	578,571	88,669

Non-current assets:
Long-term investments	4,152	—	—	—
Property and equipment, net	8,727	7,688	9,200	1,410
Loans receivable, net	21,428	13,052	—	—
Amounts due from related parties	6,187	2,688	—	—
Deferred tax assets	343	5,324	4,582	702

Total non-current assets	40,837	28,752	13,782	2,112

Total assets	513,283	393,516	592,353	90,781

LIABILITIES
Current liabilities:
Short-term bank loans	—	1,924	24,200	3,709
Accounts payable	21,757	12,691	26,527	4,065
Customers advances and deferred revenue	228,556	99,572	64,110	9,825
Amounts due to related parties	770	100	—	—
Income tax payable	7,570	8,286	7,237	1,109
Accrued expenses and other liabilities	124,540	20,105	59,338	9,093
Amounts due to the Company and its subsidiaries	—	45,965	116,867	17,911

Total current liabilities	383,193	188,643	298,279	45,712

Non-current liabilities
Customers advances and deferred revenue	—	2,121	—	—

Total non-current liabilities	—	2,121	—	—

Total liabilities	383,193	190,764	298,279	45,712

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1.	Organization and Principal Activities (Continued)

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Revenues	1,803,188	1,072,305	291,744	44,712
Net (loss)/income	(91,119)	31,942	4,117	631
Net cash (used in)/generated from operating activities	(7,398)	83,373	(2,736)	(419)
Net cash generated from/(used in) investing activities	8,819	(64,931)	(17,132)	(2,626)
Net cash (used in)/generated from financing activities	(89,769)	1,924	23,315	3,573
Net (decrease)/increase in cash, cash equivalents and restricted cash	(87,683)	20,292	3,446	528

Other than the amounts due to the Company and its subsidiaries (which are eliminated upon consolidation), all remaining liabilities of the VIE are without recourse to the primary beneficiary. The Company did not provide or intend to provide financial or other supports that are not previously contractually required to the VIE and subsidiaries of the VIE during the years presented.

The revenue-producing assets that are held by the VIE and its subsidiaries comprise mainly of permits, domain names, IP rights, operating licenses and fixed assets. The VIE and its subsidiaries contributed an aggregate of 99%, 38% and 8% of the Group’s consolidated revenues for the years ended December 31, 2018, 2019 and 2020, respectively, after elimination of inter-company transactions. There are no consolidated assets of the VIE and its subsidiaries that are pledged or collateralized for the VIE and its subsidiaries’ obligations which can only be used to settle the VIE and its subsidiaries’ obligations, except for the VIE and its subsidiaries’ registered capital and statutory reserves. Relevant PRC laws and regulations restrict a VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends (Note 19). Creditors of the VIE and its subsidiaries do not have recourse to the general credit of the Company for any of the liabilities of the VIE and its subsidiaries. There were no other pledges or collateralization of the assets of the VIE and its subsidiaries.

2.	Summary of Significant Accounting Policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and the subsidiaries of the VIE, for which the Company is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries, the VIE and the subsidiaries of the VIE have been eliminated upon consolidation.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to standalone selling prices of performance obligations, active KOC subscription period, allowance for doubtful accounts, inventory provision, impairment of long-term investments, valuation allowance for deferred tax assets, uncertain tax positions, fair value of share-based awards, fair value of financial instruments, fair value of pre-existing equity interests and non-controlling interests and the purchase price allocation for business combinations. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Foreign currency translation

The functional currency of the Company and its subsidiaries in Hong Kong is the United States dollar (“US$”). The functional currency of the Company’s subsidiary in Korea is the Korean won (“KRW”). The functional currency of the Company’s PRC subsidiaries, the VIE and subsidiaries of the VIE is the Renminbi (“RMB”). The Group uses the RMB as its reporting currency.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive (loss)/income.

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income/(loss), a component of shareholders’ equity.

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.5250 on December 31, 2020, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

Restricted cash

Restricted cash mainly represents security deposits held in designated bank accounts for the issuance of a letter of guarantee.

Short-term investments

Investments that are expected to be realized in cash during the next twelve months are included in short-term investments. The Company accounts for short-term investments in accordance with ASC 320, Investments—Debt and Equity Securities (“ASC 320”). The Company classifies the short-term investments as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320.

The securities that the Company has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income/(loss). Realized gains or losses are included in earnings during the period in which the gain or loss is realized.

An impairment loss on the available-for-sale securities is recognized in the consolidated statements of comprehensive (loss)/income when the decline in value is determined to be other-than-temporary.

Short-term investments comprise of only debt securities, which include wealth management products issued by commercial banks, which are redeemable by the Group at any time and have a variable interest rate indexed to the performance of underlying assets and are classified by the Group as available-for-sale investments. The wealth management products are primarily invested in debt securities issued by the PRC government, corporate debt securities and central bank bills. The Company values the short-term available-for-sale debt securities based on the quoted subscription/redemption price published by the relevant banks. For the years ended December 31, 2018, 2019 and 2020, the Group recognized interest income from short-term investments of RMB550, RMB511 and RMB3,183 (US$488) in the consolidated statements of comprehensive (loss)/income, respectively. As of December 31, 2018, 2019 and 2020, unrealized holding gains and losses of the available-for-sale investments were not significant.

Accounts receivable, net

Accounts receivable, net mainly represent amounts due from customers and are recorded net of an allowance for doubtful accounts. Allowances are recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. An accounts receivable is written off after all collection effort has ceased. Allowance for doubtful accounts recorded as of December 31, 2018, 2019 and 2020 were not significant.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

Loans receivable, net

Loans receivable, net and loans extended to related parties included in “Amounts due from related parties” on the consolidated balance sheets are carried at amortized cost. An allowance for doubtful accounts represents the Group’s best estimate of the losses inherent in the outstanding loans to third parties and related parties and is recognized when it is probable that the Group will not be able to collect all amounts due according to the contractual terms of the loans. The Group measures loan impairment using the present value of expected future cash flows discounted at the loan’s effective interest rate and losses are recognized as a charge to bad debt expense included in “General and administrative expenses” in the consolidated statements of comprehensive (loss)/income and an increase to the allowance for doubtful accounts. Judgment is required to determine the allowance amounts and whether such amounts are adequate to cover potential credit losses. The Group performs periodic reviews to ensure such amounts continue to reflect the best estimate of the losses inherent in the outstanding debts and considers many factors, including but not limited to, the purpose of the loans, age of the amounts due, terms of the loans, historical collections and the creditworthiness and financial condition of the borrower. Interest income is recognized on loans receivable using the interest method except for when receivables are determined to be uncollectible, interest income is recognized on a cash basis method. Impaired loans are written off after all collection effort has ceased.

Inventories, net

Inventories are comprised of merchandise available for sale and are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method and includes all costs to acquire and bring the inventories to their present location and condition. Adjustments to write down the cost of inventories to its estimated net realizable value are made, if required, for slow-moving merchandise and damaged goods. Inventory provisions are recorded in “Costs of revenues” in the consolidated statements of comprehensive (loss)/income.

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Office and electronic equipment	5 years
Vehicles	3 to 4 years
Purchased software	2 to 5 years
Leasehold improvements	Shorter of lease term or the estimated useful lives of the assets

Repair and maintenance costs are charged to expense as incurred, whereas the costs of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive (loss)/income.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets or asset group for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a long-lived asset or a group of long-lived assets may not be recoverable. When these events occur, the Group evaluates a long-lived asset or a group of long-lived assets for impairment by comparing their carrying amount to the expected undiscounted net cash flows expected to result from the use of the long-lived asset or asset group and their eventual disposition. If the sum of the expected undiscounted net cash flows is less than the carrying amount of the long-lived asset or asset group, an impairment loss is recognized based on the excess of the carrying amount over its fair value. Fair value is estimated based on a discounted cash flow approach, or when available and appropriate, to comparable market prices.

For the periods presented, no impairment charges were recognized on the Group’s long-lived assets.

Business combinations

The Group accounts for its business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations. The purchase method accounting requires that the consideration transferred be allocated to the assets, including separately identifiable assets and liabilities acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, equity instruments issued as well as contingent considerations, if any, as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

In a business combination achieved in stages, the Group remeasures its previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in “Other (expenses)/income, net” in the consolidated statements of comprehensive (loss)/income.

Business combination that have a pre-existing relationship is evaluated to determine if the settlement of a pre-existing relationship exists. A settlement gain or loss is recognized by the Group and recognized in “Other (expenses)/income, net” in the consolidated statements of comprehensive (loss)/income in conjunction with the effective settlement of a pre-existing relationship.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. The Group assesses goodwill for impairment in accordance with ASC 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. The Group determines its reporting units by first identifying its operating segments, and then assesses whether any components of these segments constituted a business for which discrete financial information is available and where the Company’s segment manager regularly reviews the operating results of that component. The Group determined that it has one reporting unit because components below the consolidated level either did not have discrete financial information or their operating results were not regularly reviewed by the segment manager.

The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step quantitative impairment test in accordance with ASC 350-20. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

No impairment of goodwill was recorded during the year ended December 31, 2020.

Long-term investments

The Group’s long-term investments consist of equity investments without readily determinable fair value and equity method investments.

Equity investments without readily determinable fair value

The Group has early adopted ASC 321, Investments—Equity Securities (“ASC 321”) on January 1, 2018, pursuant to which, equity investments with readily determinable fair value, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820, Fair Value

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

Long-term investments (Continued)

Equity investments without readily determinable fair value (Continued)

Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure all its investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

The Group makes a qualitative assessment of whether the equity investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and fair value.

Equity method investments

Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method. Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. When the Group has other investments in its equity-method investee (including, but not limited to, preferred stock, debt securities and loans to the investee) and was not required to advance additional funds to that investee, the Group would continue to report its share of equity method losses in its consolidated statement of comprehensive (loss)/income after its equity method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of its other investments in the investee. Such losses are first applied to those investments of a lower liquidation preference before being further applied to the investments of a higher liquidation preference. Unrealized inter-company profits and losses related to equity investees are eliminated. The Group evaluates the equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. The Group considers the financial condition and near-term prospects of the investee including the investee’s ability to sustain earnings and generate operating cash flows and any specific events that may influence the operations of the investee in determining whether equity method investments are recoverable. An impairment loss is recognized in “Other (expenses)/income, net” in the consolidated statements of comprehensive (loss)/income when a decline in value of an equity method investment is determined to be other-than-temporary.

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

Fair value measurements (Continued)

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, loans receivable, amounts due from/due to related parties, accounts payable, short-term bank loans and long-term loan, customer advances and financial liabilities included in accrued expenses and other liabilities. The carrying amount of loans receivable and long-term loan approximates its fair value due to the fact that the related interest rate approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities. The carrying amounts of the remaining financial instruments approximate their fair values because of their generally short maturities.

The Group measures certain financial assets, including equity method investments, equity investments without readily determinable fair value accounted for using the measurement alternative and long-lived assets at fair value when an impairment charge is recognized.

Revenue recognition

The Group’s revenues are primarily derived from product sales through its e-commerce platforms and the provision of subscription and marketplace services.

On January 1, 2018, the Group elected to early adopt ASC 606, Revenue from contracts with Customers (“ASC 606”) using the full retrospective method. The Group applies the five-step model outlined in ASC 606. The Group accounts for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

The Group evaluates if it is a principal or an agent in a transaction to determine whether revenues should be recorded on a gross or net basis. The Group acts as the principal and records revenue on a gross basis if it obtains control over the specified goods and services before they are transferred to the customers and would also generally be subject to inventory risk and have latitude in establishing prices. When the Group acts as an agent, revenue is recorded on a net basis and the Group also generally does not bear any inventory risk nor have the ability to establish price.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

Revenue recognition (Continued)

The Group does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Group recognizes revenue at the amount to which it has the right to invoice for services performed.

Product sales

The Group primarily recognizes revenue from the sale of beauty products, maternal and baby products, food and beverages, fast fashion goods, wellness and other consumer products through its social e-commerce platforms. Customers are required to pay for the products in advance and amounts received are recorded as “Customer advances and deferred revenue” on the consolidated balance sheets. In arrangements with multiple performance obligations, the transaction price is allocated to each performance obligation using the relative standalone selling price. Standalone selling prices are generally determined based on the prices charged to customers or using expected cost plus a margin. Product revenues are recognized at a point in time when the products are accepted by the customers, which occurs when customers confirm acceptance of the products or when it is deemed to occur 21 days after delivery of the products, as stipulated in the Group’s sales policies published on its social e-commerce platforms.

The Group offers an unconditional right of return for a period of seven days upon the customer’s receipt of the products. Estimated merchandise returns are estimated using the expected value method based on historical return patterns. The Group recognizes revenues net of estimated merchandise returns and records a refund liability included in “Accrued expenses and other liabilities” in the consolidated balance sheets. As of December 31, 2018, 2019 and 2020, estimated merchandise returns were not significant.

In 2019, the Group launched a customer loyalty program which grants loyalty points to customers when they purchase products from the Group’s social e-commerce platforms. Loyalty points are redeemable for cash discounts that can be offset against the selling price of future purchases made by customers or redeemed for a 12-month trial of a KOC subscription. The Group considers loyalty points as a separate performance obligation and allocates the total transaction price proportionally between the products sold and the loyalty points granted based on their relative standalone selling prices. The Group also provides discounts and coupons to its customers without concurrent purchases and recognizes them as a reduction of product revenues when they are utilized by customers in a sales transaction.

Revenue is recorded net of value-added taxes (“VAT”), custom duties and consumption taxes collected on behalf of the government. Revenues also include delivery fees charged to customers who do not meet the minimum order requirements for free shipping. The Group utilizes external logistic service providers to deliver products to its customers and records the shipping and handling costs as “Fulfillment expenses” in the consolidated statements of comprehensive (loss)/income.

Services rendered

The Group earns subscription service revenue from providing its KOCs with a lifetime subscription service in exchange for a non-refundable upfront fee. KOC subscribers are entitled to earn referral incentives from the Group. The amount of referral incentives are determined by an agreed formula based on the successful

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

Revenue recognition (Continued)

Services rendered (Continued)

completion of product orders placed by customers referred by them, which are recorded as “Costs of revenues” in the consolidated statements of comprehensive (loss)/income. KOC subscribers are not required to purchase any products from the Group’s social e-commerce platforms in order to become a subscriber. The Group is the principal in the subscription service revenue transaction and recognizes revenue based on the amount they are entitled to in exchange for transferring promised services to KOCs. The receipt of subscription fees is initially recorded as deferred revenue and recognized as revenue on a straight-line basis over the estimated active KOC subscription period as that is when customers simultaneously receive and consume benefits from the Group’s performance and the Group’s efforts or inputs are expended evenly throughout the performance period. Judgment is required to estimate the active KOC subscription period and changes to such estimates could impact the amount of subscription service revenue recognized. The active KOC subscription period is estimated based on historical KOC usage patterns of KOC accounts which are determined on a daily basis by comparing the proportion of KOC accounts with generated orders to the total KOC accounts, considering KOC accounts registered on or after January 1, 2016. The Group then uses a regression model to simulate a KOC retention rate curve based on the daily historical KOC usage patterns. Based on this KOC retention rate curve, the Group estimates the average number of days during which a KOC account remains active after its initial registration. The active KOC subscription period is estimated to be no more than two years for the periods presented.

Revision to the Group’s estimates of active KOC subscription period are accounted for as a change in accounting estimate on a prospective basis in accordance with ASC 250, Accounting Changes and Error Corrections (“ASC 250”). The Group reviews and revises such estimates, if necessary, on a periodic basis and at a minimum, on an annual basis. As a result of the change in estimate in 2018, total revenues decreased by RMB19,571, net loss increased by RMB19,571 and basic and diluted loss per share increased by RMB3.41. As a result of the change in estimate in 2019, total revenues and net income decreased by RMB34,237 and basic and diluted earnings per share decreased by RMB4.28. As a result of the change in estimate in 2020, total revenues and net income increased by RMB31,216 (US$4,784) and basic and diluted earnings per share increased by RMB3.91 (US$0.60).

The Group also provided marketplace services as an agent to various merchants to facilitate the display and sales of their products on the Group’s social e-commerce platforms. The Group considers the merchants as its customers and receives service fees based on an agreed-upon formula with its customers. The Group recognizes the service fees at a point in time, which is generally upon acceptance of the merchant’s products purchased by the buyers. Marketplace services were discontinued from July 2019.

Cost of revenues

Costs of revenues mainly consist of costs associated with procuring products including inbound shipping charges, referral incentives and inventory provisions. Inbound shipping charges to receive merchandise from suppliers are included in inventories and recognized as cost of revenues upon sale of the merchandise to the customers.

Payment processing, packaging material and product delivery costs are classified as “Fulfillment expenses” in the consolidated statements of comprehensive (loss)/income. Cost of revenues does not include outbound shipping and handling expenses, payroll, bonus and benefits of logistic staff or logistic centers rental expenses,

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

Cost of revenues (Continued)

therefore the Group’s cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues.

Vendor rebates

The Group periodically receives consideration from certain vendors, representing rebates for products purchased over a period of time. The rebates are not sufficiently separable from the Group’s purchase of the vendors’ merchandise and they do not represent a reimbursement of costs incurred by the Group to sell the vendors’ merchandise. The Group accounts for the rebates received from its vendors as a reduction to the price it pays for the purchased merchandise and therefore the Group records such amounts as a reduction of cost of revenues. Rebates are earned when meeting minimum purchase thresholds specified in the contracts. When rebates can be reasonably estimated based on the Group’s past experience and current forecasts, a portion of the rebate is recognized as the Group makes progress towards the purchase threshold.

Fulfillment expenses

Fulfillment expenses mainly consist of (i) expenses incurred in operating the Group’s warehouses, including rental and personnel costs, (ii) expenses charged by external logistic service providers for dispatching and delivering the Group’s products, and (iii) payment processing and related transaction costs charged by third-party payment platforms. The outbound shipping and handling costs included in fulfillment expenses were RMB134,484, RMB99,369 and RMB84,537 (US$12,956) for the years ended December 31, 2018, 2019 and 2020, respectively.

Technology and content expenses

Technology and content expenses mainly consist of payroll and related expenses for employees involved in research and development, designing, developing and maintaining the Group’s editorial content and social e-commerce platforms and improving big data technologies. Technology and content expenses also includes equipment and software depreciation, bandwidth costs and other expenses necessary to support the Group’s business. To date, expenditures incurred between when the application has reached the development stage and when it is substantially complete and ready for its intended use have been insignificant and as a result, the Group did not capitalize any qualifying software development costs. Technology and content expenditures are expensed as incurred.

Selling and marketing expenses

Selling and marketing expenses primarily consist of staff cost, promotion and marketing expenses, and others.

The Group rewards cash incentives to O’Partners for their product promotion efforts based on the results of their relevant marketing and promotional activities, such as the number of KOCs invited by O’Partners and product sales and subscription fees generated by an O’Partner’s referrals. Cash incentives paid to O’Partners are determined based upon an agreed-upon formula that is consistently applied for each O’Partner and therefore, determined to be at fair value in exchange for services provided. Cash incentives paid to O’Partners are recognized as “Selling and marketing expenses” in the consolidated statements of comprehensive (loss)/income and were RMB19,766, RMB31,069 and RMB33,871 (US$5,191) for the years ended December 31, 2018, 2019 and 2020, respectively.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

Selling and marketing expenses (Continued)

The Group hosts online and offline events from time to time, including seminars and campaigns, aimed at providing consumers with useful information and promote its brand and product awareness. Occasionally, the Company invites O’Partners and KOCs to attend these events to share their shopping experience and provide O’Partners and KOCs with opportunities to make new social contacts and expand their social network. The Group records the expenses for hosting these events in “Selling and marketing expense” in the consolidated statements of comprehensive (loss)/income, which were RMB17,022, RMB22,421 and RMB13,386 (US$2,051) for the years ended December 31, 2018, 2019 and 2020, respectively.

Advertising expenditures

Advertising expenditures which consist primarily of online advertising are expensed as incurred and included in “Selling and marketing expenses” in the consolidated statements of comprehensive (loss)/income. Advertising expenditures incurred for the years ended December 31, 2018, 2019 and 2020 were RMB15,955, RMB32,542 and RMB34,628 (US$5,306), respectively.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. The Group did not enter into any capital leases as a lessee or leases whereby it is the lessor for any of the periods presented.

Leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over their respective lease terms. The Group leases office space and warehouses under operating lease agreements. Certain lease agreements contain rent holidays and escalating rental payments. Rent holidays and escalating rental payments are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the leased property for purposes of recognizing lease expense on a straight-line basis over the term of the lease.

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Government subsidies considered operating in nature with no further conditions to be met are recorded as operating income when received while government subsidies with certain operating conditions to be met in the future are recorded as deferred government subsidies when received and are recorded as operating income when the conditions are met.

For the years ended December 31, 2018, 2019 and 2020, the Group received government grants of RMB1,100, RMB13,105 and RMB10,238 (US$1,569), respectively, which were included in “Other operating income” in the consolidated statements of comprehensive (loss)/income. The amount of deferred government subsidies was immaterial as of December 31, 2018, 2019 and 2020.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the applicable PRC tax laws. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified as “Income tax expenses” in the consolidated statements of comprehensive (loss)/income.

Share-based compensation

The Group applies ASC 718, Compensation—Stock Compensation (“ASC 718”) to account for its employee share-based awards and early adopted ASU No. 2018-7, Compensation—Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting (“ASU 2018-7”) on January 1, 2018. Therefore, for non-employee share-based payments, the Group also applies ASC 718 to account for share-based awards for acquiring goods and services from non-employees at grant date fair value.

In accordance with ASC 718, the Group determines whether an award should be accounted for as a liability award or equity award. All the Group’s share-based awards to employees and non-employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. The Group also elected to account for forfeitures as they occur.

A change in any of the terms or conditions of the awards is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Group recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the unrecognized compensation cost remaining from the original grant-date valuation is recognized over the remainder of the employee’s original requisite service period, while the incremental compensation cost is recognized over the remaining service period of the modified award.

If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Group recognizes is the cost of the original award. If an award has a vesting condition that was improbable of being achieved both before and after the modification, the original grant-date fair value is not considered relevant and the fair value of the modified award is used to recognize compensation cost if it ultimately vests.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

Share-based compensation (Continued)

A cancellation of outstanding awards with no replacement awards is accounted for as a repurchase for no consideration. Therefore, any previously unrecognized compensation cost shall be recognized at the cancellation date.

With the assistance of an independent third-party valuation firm, the Group used the discounted cash flow method to determine the underlying equity value of the Group and used an equity allocation model to estimate the fair value of its restricted share units (“RSUs”).

Employee benefit expenses

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions. The total expenses the Group incurred for the plan were RMB6,454, RMB8,773 and RMB5,501 (US$843) for the years ended December 31, 2018, 2019 and 2020, respectively.

Comprehensive (loss)/income

Comprehensive (loss)/income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. For each of the periods presented, the Group’s comprehensive (loss)/income includes net income and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive (loss)/income. Unrealized holding gains and losses of the available-for-sale investments were insignificant for all periods presented.

Modification of redeemable preferred shares

The Group assesses whether an amendment to the terms of its redeemable preferred shares is an extinguishment or a modification using the fair value model. If the fair value of the redeemable preferred shares immediately after the amendment changes by more than 10 percent from the fair value of the redeemable preferred shares immediately before the amendment, the amendment is considered an extinguishment. An amendment that does not meet this criterion is a modification. When redeemable preferred shares are extinguished, the difference between the fair value of the consideration transferred to the preferred shareholders and the carrying amount of the redeemable preferred shares (net of issuance costs) is treated as a deemed dividend to the preferred shareholders when the fair value of the consideration transferred exceeds the carrying amount or as a deemed contribution by the preferred shareholders when the carrying amount exceeds the fair value of the consideration transferred. Modifications that result in a decrease in the fair value of the redeemable preferred shares are not recognized.

Segment reporting

In accordance with ASC 280, Segment Reporting (“ASC 280”), operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

Segment reporting (Continued)

operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s Board of Directors, as the CODM, reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group revenues are derived from within the PRC, no geographical segments are presented.

Deferred IPO costs

Direct costs incurred by the Company attributable to its proposed IPO of ordinary shares in the United States have been deferred and recorded in prepayments and other current assets and will be charged against the gross proceeds received from such offering.

(Loss)/earnings per share

(Loss)/earnings per share is computed in accordance with ASC 260, Earnings Per Share (“ASC 260”). The two-class method is used to compute earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The redeemable preferred shares (Note 11) are participating securities because they were entitled to receive dividends or distribution on an as converted basis while they were outstanding prior to the Reorganization in 2018. However, the computation of basic (loss)/earnings per share using the two-class method was not applicable in 2018 as the Group was in a net loss position and net loss is not allocated to the redeemable preferred shares as they are not obligated to share the losses of the Group based on their contractual terms. As part of the Reorganization, the Company issued ordinary shares to the Preferred Shareholders in exchange for their preferential equity interests in Guangzhou Onion. On September 19, 2018, the preferential rights associated with the redeemable preferred shares of Guangzhou Onion were removed. Therefore, the two-class method was not applicable in 2019 and 2020 as the redeemable preferred shares were no longer outstanding and basic (loss)/earnings per share is computed by dividing net (loss)/income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the years ended December 31, 2018, 2019 and 2020, respectively.

Diluted (loss)/earnings per share is calculated by dividing net (loss)/income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary share equivalents outstanding during the period. The outstanding RSUs with an IPO vesting condition are not considered contingently issuable shares for the years ended December 31, 2018, 2019 and 2020 and are excluded from the computation of diluted (loss)/earnings per share.

Impact of COVID-19

From late January 2020, the COVID-19 pandemic was rapidly evolving in the PRC and globally. Since then, the business and transportation disruptions in the PRC have caused adverse impacts to the Group’s operations including the temporary closures of offices, quarantines of individuals, travel bans and delays in the delivery of

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (Continued)

Impact of COVID-19 (Continued)

the Group’s merchandise. Many of the quarantine measures within the PRC have since been relaxed and the Group, together with the Group’s business partners, have gradually resumed normal operations since March 2020.

There are still uncertainties of COVID-19’s future impact on the Group’s business, results of operations and financial condition, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, possibility of another outbreak in China, the development and progress of distribution of COVID-19 vaccines and other medical treatments, the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition especially for small and medium-size enterprises (“SMEs”), almost all of which are beyond the Group’s control. Therefore, if the situation materially deteriorates in the PRC or globally, the Group’s business, results of operations and financial condition could be materially and adversely affected.

Recently issued accounting pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 modifies existing guidance for off-balance sheet treatment of a lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities. Under ASU 2016-02, lessor accounting is largely unchanged. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. In June 2020, the FASB issued ASU No 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, and private companies that have not yet issued (or made available for issuance) financial statements are now required to adopt the new leases standard for annual reporting periods beginning after December 15, 2021 and interim reporting periods in annual reporting periods beginning after December 15, 2022. Early adoption is permitted. The Group does not plan to early adopt ASU 2016-02 and is currently evaluating the impact of adopting the standard on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace the “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for the Group for annual reporting periods beginning January 1, 2023, and interim periods within that year. Early adoption is permitted. The Group does not plan to early adopt ASU 2016-13 and is evaluating the effect that this guidance will have on its consolidated financial statements.

3.	Concentration of Risks

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, loans

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

3.	Concentration of Risks (Continued)

Concentration of credit risk (Continued)

receivable, amounts due from related parties and other receivables from third-party payment platforms. As of December 31, 2018, 2019 and 2020, the aggregate amount of cash and cash equivalents and short-term investments of RMB63,440, RMB193,201 and RMB243,340 (US$37,294), respectively, were held at major financial institutions located in the PRC, and RMB36,362, RMB105,031 and RMB109,597 (US$16,796), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions. Loans receivable is derived from loan to a third-party company in the PRC. The risk with respect to loans receivable is mitigated by credit evaluations the Group performs on the third-party company and its ongoing monitoring process of outstanding balances. Other receivables from third-party payment platforms (Note 6) derived from merchandise sales on the Group’s social e-commerce platforms are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on the selected third-party payment platforms that are reputable and market leaders. There has been no default of payments from these third-party payment platforms.

Accounts receivable are typically unsecured and are derived from sales of products to product resellers and distributors. As of December 31, 2019 and 2020, the Group had one and two customers with a receivable balance exceeding 10% of the total accounts receivable balance, respectively. No such concentration of credit risk in accounts receivable existed at December 31, 2018. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Business economic risk

The Group participates in a dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for products and services; competitive pressures due to new entrants; advances and new trends in new technology; strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth.

The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

Concentration of customers and suppliers

No individual customer represented greater than 10% of the Group’s total revenues for the years ended December 31, 2018, 2019 and 2020, respectively.

There were purchases from one supplier for logistic services which individually represented 26% and 27% of the total amount of logistic service purchases made by the Company for the years ended December 31, 2018 and

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

3.	Concentration of Risks (Continued)

Concentration of customers and suppliers (Continued)

2019, respectively. There were purchases from two suppliers for logistic services which individually represented 15% and 12%, respectively, of the total amount of logistic service purchases made by the Company for the year ended December 31, 2020.

Interest rate risk

The Group is exposed to interest rate risk on its interest-bearing assets and liabilities which primarily relate to interest expenses incurred with respect to short-term bank loans and long-term loan and interest income generated from short-term investments and loans receivable extended to a third party and related parties. Although interest-bearing assets and liabilities carrying a degree of interest rate risk; the Group has not been exposed to, nor anticipates being exposed to, material risks due to changes in market interest rates. and does not use any derivative financial instruments to manage its interest risk exposure. The Group has not used derivative financial instruments to manage its interest rate risk exposure.

Currency convertibility risk

The Group transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the ‘‘PBOC’’). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. Most of the Group’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents is denominated in US$. Any significant revaluation of RMB may materially and adversely affect the Group’s earnings and financial position in US$.

4.	Inventories, net

Inventories consist of the following:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Merchandise	265,949	478,729	457,469	70,110
Inventories provision	(3,963)	(10,061)	(14,841)	(2,274)

	261,986	468,668	442,628	67,836

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

5.	Loans receivable, net

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Loans receivable	21,428	13,052	5,575	854
Allowance for loan losses	—	—	—	—
Less: non-current portion	21,428	13,052	—	—

	—	—	5,575	854

In 2016 and 2017, the Group entered into several loan agreements with a third-party company totaling RMB21,000 with an annual interest rate of 4.50%. The loans and related interest are repayable on December 31, 2021. For the years ended December 31, 2018, 2019 and 2020, the Group received early repayments of loan principal of RMB nil, RMB9,164 and RMB6,500 (US$996), respectively.

6.	Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Prepaid expenses	40,481	12,347	38,322	5,873
Receivable from third-party payment platforms(i)	26,971	53,431	87,595	13,422
Deposits	25,767	5,979	29,770	4,562
VAT recoverable	1,151	9,964	14,333	2,197
Deferred IPO costs	—	—	8,084	1,239
Others	6,395	12,284	11,708	1,799

	100,765	94,005	189,812	29,092

(i)

Receivables from third-party payment platforms represent cash due from the third-party payment service providers in relation to their processing of payments to the Group. No allowance for doubtful accounts was provided for these receivables.

7.	Long-term investments

Equity investments without readily determinable fair value

As of December 31, 2018, 2019 and 2020, the carrying amount of the Group’s equity investments without readily determinable fair value was RMB4,152, RMB nil and RMB nil (US$ nil), respectively, after deduction of RMB9,648, RMB13,800 and RMB10,800 (US$1,655) of accumulated impairment, respectively. There were no downward adjustments to the equity investments using the measurement alternative other than impairment charges of RMB9,648, RMB4,152 and RMB nil (US$ nil) for the years ended December 31, 2018, 2019 and 2020, respectively, and were included in “Other (expenses)/income, net” in the consolidated statements of comprehensive (loss)/income (Note 16).

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

7.	Long-term investments (Continued)

Equity investments without readily determinable fair value (Continued)

In 2020, the Group disposed its equity interests in Easymedia (Guangzhou) Co., Ltd (“Yi Xin”) with a carrying value of RMB nil to Guangzhou Pioneer Deux Investment Co., Ltd (“Explorer”), an entity controlled by the Company’s CEO, Mr. Cong (Kenny) Li for RMB nil consideration. The Group also disposed the loan receivables outstanding from Yi Xin with a carrying value of RMB7,201 (US$1,014) for cash consideration of RMB7,201 (US$1,014) to Explorer. The cash consideration for the equity interests and the loan receivables were determined to be at fair value with the assistance of an independent third-party valuation firm. No gain or loss was recognized on the disposal date as the equity interests and loan receivables were sold at their carrying values (Note 16).

Equity method investments

The carrying amount of the Group’s equity method investments was RMB747, RMB772 and RMB4,990 (US$765) as of December 31, 2018, 2019 and 2020, respectively.

In December 2018, the Group sold 60% of its equity interest in a wholly-owned subsidiary of the Group, Guangzhou Bauhinia Technology Co., Ltd. (“Zi Jun”), to a third party individual for net cash proceeds of RMB1,120. As a result of the disposal, the Group lost control but retained a 40% equity interest in Zi Jun. Upon deconsolidation, the Group re-measured its retained equity interest to its fair value of RMB747 and recognized a gain on disposal of RMB2,104 which was included in “Other (expenses)/income, net” in the consolidated statement of comprehensive loss for the year ended December 31, 2018. The Group has significant influence over Zi Jun and its retained 40% equity interest was accounted for as an equity method investment.

In January 2020, the Group entered an equity interest transfer agreement to acquire an additional 13.33% equity interests of Zi Jun for cash consideration of RMB200 (US$31), which would result in the Group holding a total equity interest of 53.33%. However, considering the substantive participating rights held by the other shareholders of Zi Jun, the Group continued to account for its investments as an equity method investment as the Group did not obtain control of Zi Jun.

In September 2020, the Group acquired an additional 6.67% equity interest of Zi Jun for total cash consideration of RMB89 (US$13), which resulted in the Group holding a total equity interest of 60%. Upon the closing of this transaction, the Group obtained control of Zi Jun (Note 12).

The Group recognized a total of RMB nil, RMB2,206 and RMB17,426 (US$2,671) of its share of losses from Zi Jun for the years ended December 31, 2018, 2019 and 2020, respectively. The Group’s investment in common shares of Zi Jun was reduced to nil during 2019. Due to the outstanding balance of loans extended by the Group to the investee, the Group continued to pick up its share of losses from Zi Jun amounting to RMB1,459 and RMB17,426 (US$2,671) for the years ended December 31, 2019 and 2020, which were offset against the outstanding balance of loans extended by the Group to the investee (Note 16).

In May 2018, Alnilam International Co., Limited (“Alnilam”) was set up for which 60% and 40% of Alnilam’s equity interest was held by the Group and a third party investor, respectively. Substantive participating rights were held by the other shareholder of Alnilam and therefore, the Group did not control Alnilam but had significant influence and accounted for its investments as an equity method investment. On December 27, 2018, the Group disposed 20% of its investment for cash consideration of RMB185 and recognized a gain on disposal of RMB185 in “Other (expenses)/income, net” in the consolidated statement of comprehensive loss for the year ended December 31, 2018 as the carrying amount of the investment was reduced to nil from subsequent recognition of the Group’s share of Alnilam’s losses. The Group continued to account for its remaining 40%

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

7.	Long-term investments (Continued)

Equity method investments (Continued)

equity interest as an equity method investment. The Group recognized a total of RMB529, RMB1,647 and RMB1,302 (US$200) share of losses from Alnilam for the years ended December 31, 2018, 2019 and 2020, respectively, in which RMB nil, RMB1,647 and RMB1,302 (US$ 200) share of losses were offset against the outstanding balance of loans extended by the Group to the investee (Note 16).

As of December 31, 2018, 2019 and 2020, besides Zi Jun and Alnilam, the Group also held several other equity method investments, all of which the Group can exercise significant influence but does not own a majority equity interest in or has control over. None of the investments, either individually or in aggregate, is considered material to the Group’s financial position. The share of losses from these other equity method investments were RMB nil, RMB75 and RMB151 (US$22) for the years ended December 31, 2018, 2019 and 2020, respectively.

8.	Property and Equipment, net

Property and equipment consist of the following:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Office and electronic equipment	3,455	4,307	6,763	1,036
Vehicles	1,200	1,582	1,601	245
Purchased software	730	1,509	6,124	939
Leasehold improvements	6,957	7,855	12,982	1,990

	12,342	15,253	27,470	4,210
Accumulated depreciation	(3,615)	(7,048)	(11,876)	(1,820)

	8,727	8,205	15,594	2,390

For the years ended December 31, 2018, 2019 and 2020, the Group recorded depreciation expense of RMB2,993, RMB3,499 and RMB4,828 (US$740), respectively.

9.	Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Accrued referral incentives	29,636	102,708	101,542	15,562
Other tax payables	15,005	44,077	46,213	7,082
Payroll payable	8,348	14,601	22,949	3,517
Payable to merchants	31,363	2,066	4,040	619
Others	41,140	43,689	58,843	9,020

	125,492	207,141	233,587	35,800

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

10.	Short-term Bank Loans and Long-term Loan

Short-term bank loans

In 2017, the Group entered into three short-term loan facilities with Bank of China Limited, pursuant to which the Group is entitled to borrow Euro (“EUR”) denominated loans in aggregate of EUR11,900 with maturity date of one year from draw down. The Group drew down EUR2,000 and EUR9,900 during 2017 with annual interest rates ranging from 0.95% to 1.22%. The loans were intended for general working capital purposes. In 2018, the Group fully repaid the loans upon maturity totaling RMB90,552.

In May 2019, the Group entered into three short-term loan facilities with Shinhan Bank Co., Ltd, pursuant to which the Group is entitled to borrow KRW denominated loans of KRW2,110,000 (equivalent to RMB12,547) and which matures in May 2020. The Group drew down RMB950 in May 2019 with an interest rate of 3.50% and repaid it in full in July 2019. The Group drew down RMB2,714 (US$384) in April 2020 with an interest rate of 3.50% and repaid the amount in full in the same month.

In July 2019, the Group entered into a short-term loan facility with the Shanghai branch of Standard Chartered Bank, pursuant to which the Group is entitled to borrow a US$ denominated loan facility of US$5,000 (equivalent to RMB35,326) with a fixed annual interest rate of 1.85%. The term of each draw down shall be no longer than 90 days. In October 2019, the Group drew down RMB1,924 and repaid the amount in full in January 2020. During 2020, the Group drew down a total of RMB70,907 (US$10,867) with interest rates ranging from 1.3% to 1.4% and made total repayments of RMB50,380 (US$7,721). As of December 31, 2020, the outstanding balance of the short-term loan facility was RMB22,451 (US$3,441), and was repaid when due in January and March 2021. The bank loan was guaranteed by the Company’s CEO Mr. Cong (Kenny) Li.

In December 2019, the Group entered into a short-term loan facility with Guangzhou branch of Hong Kong and Shanghai Banking Corporation Limited, pursuant to which the Group is entitled to borrow a US$ denominated loan facility of US$8,831 (equivalent to RMB62,391). The term of each draw down should be no longer than 90 days, and the interest rate is determined each time before drawing down. During 2020, the Group drew down a total of RMB42,149 (US$6,461) with interest rates ranging from 1.4% to 3.7% and made total repayments of RMB40,400 (US$6,193). As of December 31, 2020, the outstanding balance of the short-term loan facility was RMB1,749 (US$268), which was fully repaid when due in January 2021.

Long-term loan

In February 2020, the Group entered into a long-term loan agreement with Korea SMEs and Startups Agency, pursuant to which the Group is entitled to borrow KRW200,000 (equivalent to RMB1,199). As of December 31, 2020, RMB1,199 (US$184) was drawn down with an interest rate of 1.73% and the loan principal is repayable as follows:

	As of December 31, 2020
	RMB	US$
2022	301	46
2023	399	61
2024	399	61
2025	100	16

	1,199	184

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

11.	Redeemable Preferred Shares

Prior to the Reorganization, Guangzhou Onion issued in aggregate 1,375,000, 1,057,692 and 721,154 of Series Pre-A preferred shares, Series A preferred shares and Series B preferred shares (collectively, “Preferred Shares”), respectively, to several investors (collectively, “Preferred Shareholders”) for a total cash consideration of RMB190,000.

The significant terms of the Preferred Shares are summarized as follows:

Dividends

Preferred Shareholders are entitled to receive dividends when and if declared by the Board of Directors of Guangzhou Onion on a pro rata, pari passu basis, without preference on the ordinary shares of Guangzhou Onion. Also, no cash dividend should be paid on or declared and set aside for any ordinary shares unless and until a dividend in like amount has been paid on or declared and set aside for each outstanding preferred share, on an as if converted basis.

Voting rights

Preferred Shareholders shall carry a number of votes equal to the number of the ordinary shares.

Redemption rights

If Guangzhou Onion fails to consummate a qualified IPO on October 26, 2022 and the occurrence of certain events as specified in the investment agreement (the “Redemption Start Date”), the Series Pre-A preferred shares and Series A preferred shares at any time after the Redemption Start Date shall be redeemable at a price equal to (i) one hundred percent (100%) of the original issuance price, plus (ii) any declared but unpaid dividends, plus (iii) accrued interest at a single interest rate of twelve percent (12%) per annum commencing from the original issuance date, and the Series B preferred shares at any time after the Redemption Start Date shall be redeemable at a price equal to (i) one hundred percent (100%) of the original issuance price, plus (ii) accrued interest at a single interest rate of twelve percent (12%) per annum commencing from the original issuance date.

Liquidation preference

In the event of liquidation, dissolution or winding up of Guangzhou Onion or any deemed liquidation event as defined in the investment agreement, the assets of Guangzhou Onion legally available for distribution shall be made as follows:

i.

Series B preferred shareholders are entitled to receive an amount equal to the original investment amount of the Series B preferred shares plus accrued interest at a single interest rate of twelve percent (12%) per annum from issuance date (the “Series B Preferred Share Preference Amount”), in preference to all other series of preferred shares and the ordinary shareholders of Guangzhou Onion;

ii.

After the full Series B Preferred Share Preference Amount has been paid, Series A preferred shareholders are entitled to receive an amount equal to the original investment amount of the Series A preferred shares plus all declared but unpaid dividends (the “Series A Preferred Share Preference Amount”), in preference to any distribution to the holders of the Series Pre-A preferred shares and ordinary shareholders of Guangzhou Onion;

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

11.	Redeemable Preferred Shares (Continued)

Liquidation preference (Continued)

iii.

After the full Series A Preferred Share Preference Amount has been paid, Series pre-A preferred shareholders are entitled to receive an amount equal to the original investment amount of the Series Pre-A preferred shares plus all declared but unpaid dividends (the “Series Pre-A Preferred Share Preference Amount”), in preference to any distribution to the holders of the ordinary shareholders of Guangzhou Onion; and

iv.

After the full Series Pre-A Preferred Share Preference Amount has been paid, any remaining assets of Guangzhou Onion legally available for distribution to shareholders shall be distributed on a pro rata, pari passu basis among the holders of the Preferred Shareholders and the ordinary shareholders of Guangzhou Onion.

Deemed liquidation

The deemed liquidation events include (i) any consolidation or merger transaction that result in a change of the control of Guangzhou Onion, in which the shareholders of Guangzhou Onion immediately prior to such consolidation or merger, own less than fifty percent (50%) of the voting power of Guangzhou Onion immediately after such consolidation or merger, or (ii) a sale by Guangzhou Onion of all or substantially all of the assets, or (iii) the exclusive licensing of all or substantially all intellectual property of Guangzhou Onion to a third party.

Accounting for Preferred Shares

The Preferred Shares were classified as mezzanine equity upon issuance as they may be redeemed at the option of the Preferred Shareholders on or after an agreed upon date outside the sole control of the Group. The Group evaluated the embedded options in the Preferred Shares to determine if there were any embedded derivatives requiring bifurcation. The contingent redemption options of the Preferred Shares did not qualify for bifurcation accounting because the underlying ordinary shares were neither publicly traded nor readily convertible into cash. There were no embedded derivatives that were required to be bifurcated.

The initial carrying amounts of the Preferred Shares are the fair value at the time of closing, less issuance costs.

The Group concluded that the Preferred Shares were not currently redeemable upon issuance, but will become redeemable solely based on the passage of time should the contingent events not occur. Therefore, the Group elected to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of such preferred shares to equal the redemption value at the end of each reporting period as if it was the redemption date. The preferential rights associated with the Preferred Shares were removed as part of the Reorganization in September 2018. Prior to the Reorganization, accretion charges of RMB17,167 related to Preferred Shares was recorded as an increase to net loss attributable to ordinary shareholders in the consolidated statement of comprehensive loss for the year ended December 31, 2018.

Extinguishment of Preferred Shares

As part of the Reorganization, the Company issued ordinary shares to the Preferred Shareholders in exchange for their preferential equity interests in Guangzhou Onion. At the same time, the preferential rights associated with the Preferred Shares of Guangzhou Onion were removed while the Preferred Shareholders signed a series of

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

11.	Redeemable Preferred Shares (Continued)

Extinguishment of Preferred Shares (Continued)

Contractual Agreements with the WOFE and Guangzhou Onion. With the assistance of an independent third-party valuation firm, the Group determined that the change in the fair value of the Preferred Shares of Guangzhou Onion immediately before the Reorganization and the fair value of the Company’s ordinary shares exceeded 10% and was therefore accounted for as an extinguishment. As a result, the Group derecognized the original Preferred Shares and the difference between the fair value of the ordinary shares issued by the Company and the carrying value of the Preferred Shares in Guangzhou Onion of RMB511,190 was recognized as a deemed dividend to the Preferred Shareholders and was recorded as an increase to net loss attributable to ordinary shareholders in the consolidated statement of comprehensive loss for the year ended December 31, 2018.

The movement in the carrying value of the Preferred Shares is as follows:

	Series Pre-A	Series A	Series B	Total
	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	18,980	96,608	105,403	220,991
Accretion to redemption value of Preferred Shares	1,404	7,062	8,701	17,167
Extinguishment of Preferred Shares	(20,384)	(103,670)	(114,104)	(238,158)

Balance as of December 31, 2018	—	—	—	—

12.	Business Combinations

On September 30, 2020 (the “Acquisition Date”), the Group acquired an additional 6.67% equity interest of Zi Jun which resulted in the Group holding a total equity interest of 60%. Zi Jun is mainly engaged in the sale of customized oversized clothing. The Group acquired Zi Jun in order to complement its existing businesses for total cash consideration of RMB89 (US$13) and the fair value of loans previously extended by the Group to Zi Jun of RMB15,643 (US$2,398). In addition, the substantive participating rights held by the other shareholder of Zi Jun was removed on the Acquisition Date and resulted in the Group obtaining control of Zi Jun.

The transaction was accounted for as a step acquisition of a business in which the Group was required to remeasure the pre-existing 53.33% equity interest at fair value. In addition, the pre-existing loans extended by the Group to Zi Jun were effectively settled at a gain as the fair value of these loans exceeded their corresponding carrying values on the Acquisition Date. The gain on the remeasurement of the pre-existing 53.33% equity interest of RMB3,765 (US$577) and the gain from the settlement of the pre-existing loans extended by the Group to Zi Jun of RMB11,873 (US$1,820) were recognized in “Other (expenses)/income, net” in the consolidated statement of comprehensive income for the year ended December 31, 2020.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

12.	Business Combinations (Continued)

Goodwill recognized represents the expected synergies from integrating Zi Jun’s operations with the Group’s existing business. The purchase price allocation for the acquisition is based on a valuation determined by the Group with the assistance of an independent third-party valuation firm. The following table summarizes the fair values of the assets acquired and liabilities assumed on the Acquisition Date:

	As of September 30, 2020
	RMB	US$
Purchase consideration	89	13
Fair value of pre-existing loans that were effectively settled on Acquisition Date	15,643	2,398
Less:
Cash and cash equivalents	127	19
Prepayments and other current assets	1,615	248
Inventories	2,827	433
Other non-current assets	1,065	163
Other current liabilities	(6,092)	(933)
Pre-existing equity interests	(3,765)	(577)
Non-controlling interests	(2,823)	(433)

Goodwill	22,778	3,491

The fair value of pre-existing equity interests and non-controlling interests on the Acquisition Date were measured by applying the equity percentage held and a discount for lack of marketability and control premium to the fair value of the acquired business, which was determined using an income approach. The significant inputs used to determine the fair value of the acquired business were discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash flow projections such as revenue growth rates and gross margin. The Group determines the discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.

The actual results of operation after the acquisition date and pro-forma results of operations for this acquisition have not been presented because the effects of this acquisition were insignificant.

13.	Share-based Compensation

Share incentive plan of Guangzhou Onion

Prior to the Reorganization, in order to provide incentives and rewards to the Group’s directors, senior management, employees and consultants, the Group adopted a share incentive plan that was approved by the shareholders and the sole director of Guangzhou Onion in December 2015 (the “2015 Share Incentive Plan”). A total of 660,000 ordinary shares of Guangzhou Onion were initially reserved for issuance. The plan has a contractual term of ten years.

In December 2015, the Group granted 660,000 RSUs of Guangzhou Onion to certain directors, senior management, employees and consultants. The RSUs granted will only vest upon the closing of an IPO, with no prerequisite service period. All outstanding RSUs granted by Guangzhou Onion were replaced by the Company’s RSUs in May 2019.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

13.	Share-based Compensation (Continued)

Restricted share unit scheme of the Company

On May 3, 2019, the Company adopted a restricted share unit scheme (“2019 RSU Scheme”) for the purpose of providing incentives and rewards to the Group’s directors, senior management, employees and consultants. Under the 2019 RSU Scheme, a total of 1,115,466 ordinary shares were initially reserved for issuance. As of December 31, 2019 and 2020, 965,103 ordinary shares are held by Onion Plus Group Limited (“Onion Plus”), a British Virgin Islands company which agreed to hold such ordinary shares for the sole benefit of the participants under the 2019 RSU Scheme, and 150,363 ordinary shares are held by Evolution Infinity Limited (“Evolution Infinity”), a British Virgin Islands company ultimately controlled by the Chief Financial Officer (“CFO”). Onion Plus and Evolution Infinity has waived all rights associated with these 1,115,466 ordinary shares, including voting and dividend rights and these ordinary shares are considered legally issued but not outstanding.

The total 660,000 outstanding RSUs of Guangzhou Onion under the 2015 Share Incentive Plan were replaced and carried over on a one-for-one basis to the 2019 RSU Scheme after the Group’s Reorganization. In addition to the IPO performance condition, a service condition was introduced, as the RSUs are forfeited upon the termination of the grantee’s service for any reason. The Group assessed the impact of this modification, which due to the IPO performance condition, is considered improbable of being achieved both before and after the modification. Therefore, the future compensation costs are measured based on the fair value of the modified award (i.e. the Company’s RSU) on the modification date.

On May 3, 2019, the Company also granted 91,094 new RSUs under the 2019 RSU Scheme to the CFO, which will only vest upon the closing of an IPO and are forfeited upon the termination of the CFO’s service for any reason.

A summary of the RSU activities under 2019 RSU Scheme are stated below:

	Number of RSUs	Weighted average grant date fair value
		RMB
Unvested, January 1, 2020	751,094	183.58
Granted	—	—

Unvested, December 31, 2020	751,094	183.58

Vested and expected to vest at December 31, 2020	751,094	183.58

With the assistance of an independent third-party valuation firm, the Group used the discounted cash flow method to determine the underlying equity value of the Group and used an equity allocation model to determine the fair value of the RSUs as of the dates of issuance and modification. Due to the IPO performance condition, the Group did not recognize any shared-based compensation expense related to the Company’s RSUs for the periods presented and will only recognize share-based compensation expense measured as of the respective grant dates upon the completion of an IPO. As of December 31, 2020, total unrecognized share-based compensation expenses related to the unvested 751,094 RSUs was RMB137,886 (US$21,132), which will be recognized immediately upon the completion of an IPO. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

13.	Share-based Compensation (Continued)

Restricted shares

In connection with the issuance of the Series A preferred shares in 2016, the Founders entered into an arrangement with the Series A preferred shareholders, whereby 50% of their equity interests in Guangzhou Onion (the “Founders’ Equity”) became subject to service and transfer restriction. Such Founders’ Equity is subject to repurchase by the Group upon early termination of the Founders’ requisite period of employment at the minimum price permitted under PRC laws. The restricted shares vest annually in equal installments over a two-year period from the issuance date of the Series A Preferred Shares. This arrangement was accounted for as a grant of restricted share awards subject to service vesting conditions.

With the assistance of an independent third-party valuation firm, the Group used the discounted cash flow method to determine the underlying equity value of Guangzhou Onion and used an equity allocation model to determine the fair value of the Founders’ Equity as of the date of restriction. The aggregate fair value of the Founders’ Equity was RMB79,463.

Modification of restricted shares

In connection with the issuance of the Series B preferred shares in 2017, the Founders entered into another arrangement with the Series B preferred shareholders, which extended the vesting period of the Founders’ Equity to two years from the issuance date of the Series B preferred shares. On the modification date, the fair value of the Founders’ Equity immediately after the modification was less than their fair value immediately before the modification, primarily due to the reallocation of enterprise value to the Series A and Series B preferred shareholders based on their preferential rights, as certain Series Pre-A preferred shares were redesignated as Series A and Series B preferred shares. Therefore, the Group did not recognize any incremental compensation cost related to such modification.

As part of the Reorganization, the vesting restrictions on the Founders’ Equity were waived by the Preferred Shareholders. The Group considers this to be an award cancellation and as a result, the remaining unrecognized share-based compensation expense related to the Founder’s restricted shares of RMB39,515 was immediately recognized on the date of cancellation and included in “General and administrative expenses” in the consolidated statement of comprehensive loss for the year ended December 31, 2018.

14.	Income Taxes

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gains arising from Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the Hong Kong tax laws, the subsidiaries in Hong Kong are subject to the Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong. Under the Hong Kong tax law, the subsidiary in Hong Kong is exempted from income tax on its foreign derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

14.	Income Taxes (Continued)

PRC

The Company’s subsidiaries, the VIE and subsidiaries of the VIE in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008 except for certain entities eligible for preferential tax rates.

In accordance with the PRC Income Tax Laws, an enterprise awarded with the High and New Technology Enterprise (“HNTE”) certificate may enjoy a reduced EIT rate of 15%. The HNTE certificate is effective for a period of three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant HNTE criteria before using the preferential rate. An entity could re-apply for the HNTE certificate when the prior certificate expires. Guangzhou Onion obtained HNTE certificate in November 2018 and is eligible to enjoy a preferential tax rate of 15% from 2018 to 2020.

The corporate income tax rate for Doubletree (Tibet) Trading Co., Ltd. is 15% based on the relevant tax regulations of Tibet Autonomous Region. The Tibet local government has exempted 40% of corporate income tax payable from enterprises in Tibet Autonomous Region for a period of three years commencing from January 1, 2018 to December 31, 2020. Therefore, Doubletree (Tibet) Trading Co., Ltd. enjoyed an effective tax rate of 9% for the years presented.

Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

Korea

Under the Korean Corporate Income Tax Act, an entity in Korea is subject to corporate tax of 22% on its income for each business year. Payments of dividends by a Korea entity to non-Korea resident enterprises shall be subject to 22% withholding tax, unless the respective non-Korea resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with Korea that provides for a reduced withholding tax rate or an exemption from withholding tax.

The Group’s (loss)/income before income taxes consists of:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
PRC	(82,944)	23,514	103,301	15,832
Non-PRC	1,564	94,387	134,549	20,620

	(81,380)	117,901	237,850	36,452

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

14.	Income Taxes (Continued)

The current and deferred components of income tax expense included in the consolidated statements of comprehensive (loss)/income are as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Current income tax expense	13,713	23,184	27,595	4,229
Deferred income tax benefit	(343)	(8,117)	2,253	345

	13,370	15,067	29,848	4,574

The reconciliations of the income tax expenses for the years ended December 31, 2018, 2019 and 2020 were as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
(Loss)/Income before income tax	(81,380)	117,901	237,850	36,452
PRC statutory tax rate	25%	25%	25%	25%
Income tax expense at PRC statutory tax rate of 25%	(20,345)	29,476	59,462	9,113
International rate differences	401	(6,001)	(11,379)	(1,744)
Preferential rate differences	1,107	(13,977)	(10,258)	(1,572)
Research and development expenses	(906)	(3,375)	(3,108)	(476)
Non-deductible expenses	10,287	884	1,805	277
Non-taxable income	(1)	(1)	(25)	(4)
Statutory income/(expenses)	17,258	14,013	(11,690)	(1,792)
Changes in tax rate	(875)	(415)	—	—
Late payment surcharge	184	—	(50)	(8)
Changes in valuation allowance	6,260	(5,537)	5,091	780

	13,370	15,067	29,848	4,574

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

14.	Income Taxes (Continued)

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Deferred tax assets, net
Tax losses	5,712	5,908	10,304	1,579
Depreciation	67	67	67	10
Accrued payroll expenses	1,600	1,659	1,572	241
Long-term investments impairment	1,662	2,700	2,700	415
Share of losses on equity method investments	35	1,017	794	122
Allowance for doubtful accounts	1,380	1,685	437	67
Less: valuation allowance	(10,113)	(4,576)	(9,667)	(1,483)

Deferred tax assets, net	343	8,460	6,207	951

The Group operates through several subsidiaries, the VIE and subsidiaries of the VIE. Valuation allowance is considered for each of the entities on an individual basis.

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. As of December 31, 2018, 2019 and 2020, valuation allowances were provided against deferred tax assets in entities which were in a three-year cumulative loss position.

As of December 31, 2018, 2019 and 2020, the Group had deductible tax losses of RMB29,834, RMB29,403 and RMB37,936 (US$5,814) mainly deriving from entities in the PRC and Hong Kong. The tax losses in Hong Kong can be carried forward without an expiration date. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period was extended to 10 years for entities qualified as HNTE in 2018 and thereafter. The tax losses of entities in the PRC will begin to expire in 2021, if not utilized.

The Group plans to indefinitely reinvest the undistributed earnings of its subsidiaries, the VIE and subsidiaries of the VIE located in the PRC. Therefore, no withholding tax has been accrued as of December 31, 2018, 2019 and 2020.

Unrecognized Tax Benefit

As of December 31, 2018, 2019 and 2020, the Group recorded unrecognized tax benefit of RMB447, RMB2,183 and RMB1,430 (US$220), respectively, among which, RMB300, RMB1,367 and RMB718 (US$110) were presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. The unrecognized tax benefit was mainly related to the cumulative under reporting of statutory profits before tax. It is possible that the amount of unrecognized benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2020, the unrecognized tax benefits of RMB1,430 (US$220), if ultimately recognized, will impact the effective tax rate. For the years ended December 31, 2018, 2019 and 2020, interest expense of RMB184,

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

14.	Income Taxes (Continued)

Unrecognized Tax Benefit (Continued)

RMB nil and RMB nil (US$ nil) was accrued in relation to the unrecognized tax benefit. Accumulated interest expenses recorded related to unrecognized tax benefit were RMB409, RMB409 and RMB409 (US$63) as of December 31, 2018, 2019 and 2020, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Balance at the beginning of the year	2,174	447	2,183	335
Increase	147	1,736	—	—
Decrease	(1,874)	—	(753)	(115)

Balance at the end of the year	447	2,183	1,430	220

In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiary, the VIE and subsidiaries of the VIE. Accordingly, the PRC tax filings from 2015 through 2020 remain open to examination by the respective tax authorities as of December 31, 2020. The Group may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

15.	(Loss)/Earnings Per Share

The following table sets forth the computation of basic and diluted net (loss)/earnings per share for the following periods:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Numerator:
Net (loss)/income attributable to Onion Global Limited	(94,404)	103,195	209,659	32,132
Accretion to redemption value of redeemable preferred shares	(17,167)	—	—	—
Deemed dividend—extinguishment of redeemable preferred shares	(511,190)	—	—	—

Net (loss)/income attributable to ordinary shareholders	(622,761)	103,195	209,659	32,132

Denominator:
Weighted average number of ordinary shares outstanding - basic and diluted	5,738,630	7,993,846	7,993,846	7,993,846

(Loss)/earnings per share - basic and diluted	(109)	13	26	4

The outstanding RSUs are considered contingently issuable shares. As the exercisability event has not occurred at the respective reporting dates (Note 13), the contingently issuable shares were excluded from the computation of diluted (loss)/earnings per share for the years ended December 31, 2018, 2019 and 2020.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

15.	(Loss)/Earnings Per Share (Continued)

660,000, 1,115,466 and 1,115,466 ordinary shares held by Onion Plus and Evolution Infinity as of December 31, 2018, 2019 and 2020, respectively, were considered issued but not outstanding (Note 13) and therefore not included in the calculation of basic and diluted (loss)/earnings per share.

16	Related Party Transactions

a)	Related Parties

Name of related parties	Relationship with the Group
Easymedia (Guangzhou) Co., Ltd (“Yi Xin”)	Equity investee that was subsequently disposed of by the Group in 2020 (Note 7)
Guangzhou Panhai Technology Co., Ltd (“Pan Hai”)	Equity investee
Guangzhou Bauhinia Technology Co., Ltd (“Zi Jun”)	Equity method investee for which a controlling interest was acquired in 2020 and the entity became a subsidiary of the Group (Note 12)
Alnilam International Co., Limited (“Alnilam”)	Equity method investee
Guangzhou Newton Education Technology Co., Ltd (“Newton Education”)	Equity method investee for which the Group owns a 33.33% interest that was subsequently liquidated in 2020
Guangzhou Zhi Nao Education Technology Co., Ltd (“Zhi Nao”)	Entity controlled by the CFO of the Company
Hong Kong Fairlady Limited (“HK Fairlady”)	Entity controlled by Mr. Cong (Kenny) Li, the CEO of the Company
Guangzhou Pioneer Deux Investment Co., Ltd (“Explorer”)	Entity controlled by Mr. Cong (Kenny) Li, the CEO of the Company
Chengdu Gentleman Technology Co., Ltd (“Jun Mi”)	Equity method investee for which the group owns a 45% interest that was subsequently disposed of by the Group in 2020

b)	The Group had the following related party transactions:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Revenues:
Product sales to Alnilam	1,821	4,029	2,346	360
Product sales to Zi Jun	—	309	657	101
Product sales to Newton Education	—	71	—	—
Product sales to HK Fairlady	—	7,957	28,639	4,388
Product sales to Yi Xin	—	—	98	15

	1,821	12,366	31,740	4,864

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

16	Related Party Transactions (Continued)

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cost of revenue:
Merchandise purchased from Alnilam	—	—	163	25
Merchandise purchased from Zi Jun	—	—	95	15

	—	—	258	40

Selling and marketing expenses:
Advertising services provided by Yi Xin	5,141	5,837	8,681	1,330

	5,141	5,837	8,681	1,330

General and administrative expenses:
Office supplies purchased from Alnilam	770	—	—	—
Office supplies purchased from HK Fairlady	—	750	—	—

	770	750	—	—

Loans provided to:
Alnilam(iii)	7,785	5,649	—	—
Yi Xin(i)	4,000	3,400	8,600	1,318
Zi Jun(ii)	150	3,736	18,618	2,853
Zhi Nao	—	200	—	—
Explorer(iv)	—	—	3,960	607
Pan Hai(v)	—	—	1,500	230
Jun Mi(vi)	—	—	880	135

	11,935	12,985	33,558	5,143

Repayment of loans:
Yi Xin(i)	—	2,000	1,000	153
Alnilam(iii)	—	1,603	7,185	1,101
Explorer(iv)	—	—	3,960	607
Jun Mi(vi)	—	—	410	63

	—	3,603	12,555	1,924

Interest income:
Zi Jun(ii)	—	26	518	79
Pan Hai(v)	—	—	51	8
Explorer(iv)	—	—	156	24
Alnilam(iii)	6	253	773	118
Jun Mi(vi)	—	—	18	3

	6	279	1,516	232

Investment and loans receivable disposal transactions:
Disposal of Yi Xin investment and loans receivable to Explorer(i)	—	—	3,000	460
Disposal of Jun Mi investment to Explorer(vi)	—	—	152	23

	—	—	3,152	483

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

16	Related Party Transactions (Continued)

c)	The Group had the following related party balances:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Amounts due from related parties, current:
Alnilam(iii)	2,792	5,842	—	—
Zi Jun(ii)	150	372	—	—
HK Fairlady(vii)	9	3,125	2,947	452
Yi Xin(i)	2,000	—	943	143
Explorer(iv)	—	—	3,229	495
Zhi Nao	—	200	200	31
Jun Mi	—	—	488	75
Pan Hai(v)	—	—	1,551	238

	4,951	9,539	9,358	1,434

Amounts due from related parties, non-current:
Alnilam(iii)	6,187	4,751	—	—
Zi Jun(ii)	—	2,203	—	—

	6,187	6,954	—	—

Amounts due to related parties, current:
Yi Xin	—	99	—	—
Alnilam	770	770	—	—

	770	869	—	—

(i)

The balance represents loans due from Yi Xin. In 2018, the Group entered into certain loan agreements with Yi Xin, pursuant to which the Group granted total loans of RMB4,000 to Yi Xin, with an annual interest rate of 1% and with maturity date of one year from draw down. In 2019 and 2020, the Group entered into certain loan agreements with Yi Xin, pursuant to which the Group granted total loans of RMB3,400 and RMB8,600 (US$1,318) to Yi Xin, respectively, with an annual interest rate of 4.5% if the loan is repaid within one year and an annual interest of 4.75% if the loan is repaid after one year from draw down. Considering the creditworthiness and the financial condition of the investee, the Group recognized allowance for doubtful accounts on the outstanding loan balances of RMB7,000, RMB3,400 and RMB 399 (US$56) as of December 31, 2018, 2019 and 2020, respectively. Yi Xin repaid RMB nil, RMB2,000 and RMB1,000 (US$153) of loan principal during the years ended December 31, 2018, 2019 and 2020. In 2020, the Group disposed of its equity interest in Yi Xin and its loan receivables outstanding from Yi Xin for total proceeds of RMB7,201 (US$1,104) to Explorer (Note 7). In 2020, RMB4,201 (US$ 644) was received and the remaining balance of RMB3,000 (US$460) was received in March 2021.

(ii)

From 2018 to 2020, the Group entered into certain loan agreements with Zi Jun, pursuant to which the Group granted total loans of RMB22,504 (US$3,449) to Zi Jun, with annual interest rates ranging from 4.5% to 4.75%. The contractual maturity dates of the loans range from December 31, 2020 to December 31, 2024. As the carrying amount of the Group’s investment in Zi Jun’s ordinary shares was reduced to nil in 2019, the Group further adjusted the carrying amount of the loans due from Zi Jun for its share of losses from Zi Jun for the years ended December 31, 2019 and 2020, respectively (Note 7). In September 2020, the

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

16	Related Party Transactions (Continued)

Group acquired a controlling interest in Zi Jun and the outstanding loans receivable due from Zi Jun were considered effectively settled at fair value (Note 12).
(iii)

The balance mainly represents loans due from Alnilam. From 2018 to 2020, the Group entered into certain loan agreements with Alnilam, pursuant to which the Group granted total loans of RMB13,434 (US$2,059), with annual interest rates ranging from 4.5% to 4.75%. The contractual maturity date of the loans range from December 31, 2020 to December 31, 2024. In 2018, 2019 and 2020, the Group received repayment of RMB nil, RMB1,603 and RMB7,185 (US$1,101) from Alnilam, respectively. As the carrying amount of the Group’s investment in Alnilam’s ordinary shares was reduced to nil in 2018, the Group further adjusted the carrying amount of the loans due from Alnilam for its share of losses from Alnilam for the years ended December 31, 2018, 2019 and 2020, respectively (Note 7). Considering the creditworthiness and the financial condition of the investee, the Group recognized allowance for doubtful accounts on the outstanding loans receivable and related interest of RMB2,651 (US$406) as of December 31, 2020.

(iv)

In 2020, the Group granted total short-term loans of RMB3,960 (US$607) to Explorer for its daily operational needs, with an annual interest rate of 5% and contractual terms of two years. The loans were repaid in full by Explorer when due in 2020. The amount due from Explorer as of December 31, 2020 represents the disposal proceeds that remains outstanding from Explorer with respect to the transactions described in (i) and (vi), which was fully repaid in March 2021.

(v)

The balance mainly represents loans due from Pan Hai. In 2020, the Group entered into a loan agreement with Pan Hai, pursuant to which the Group extended a RMB1,500 (US$230) loan to Pan Hai, with an annual interest rate is 4.5% and a contractual maturity date of one year from draw down. The balance was fully repaid by Pan Hai in March 2021.

(vi)

In 2020, the Group entered into certain loan agreements with Jun Mi, pursuant to which the Group granted total loans of RMB880 (US$135) to Jun Mi for its daily operational needs, with an annual interest rate of 4.5%. The contractual maturity date of the loans range from April 8, 2020 to April 7, 2023. In 2020, the Group received repayment of RMB410 (US$63) from Jun Mi, and the remaining balance was repaid in March 2021. In September 2020, the Group disposed of its equity interest in Jun Mi for total cash consideration of RMB152 (US$23) to Explorer. Upon disposal, a loss of RMB273 (US$42) was recognized in “Other (expenses)/income, net” in the consolidated statement of comprehensive income for the year ended December 31, 2020.

(vii)	The balance mainly represents the sales of goods to HK Fairlady who was a reseller of the Group’s products to their customers.

All the outstanding balances with related parties as of December 31, 2018, 2019 and 2020 were unsecured and repayable on demand unless otherwise disclosed. No allowance for doubtful accounts was recognized for the amounts due from related parties for the periods presented unless otherwise disclosed.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

17.	Fair Value Measurements

There were no assets or liabilities measured at fair value on a recurring basis as of December 31, 2018. Assets measured or disclosed at fair value on a recurring basis as of December 31, 2019 and 2020 are disclosed below. Assets and liabilities measured on a non-recurring basis as of December 31, 2018 and 2019 are summarized below and there were no assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2020.

	Fair Value Measurements
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total Losses
	RMB	RMB	RMB	RMB
Fair value measurements on a recurring basis

As of December 31, 2019
Short-term investments	—	67,600	—

Total assets measured at fair value	—	67,600	—

As of December 31, 2020
Short-term investments	—	103,217	—

Total assets measured at fair value	—	103,217	—

Total assets measured at fair value (US$)	—	15,819	—

Fair value measurements on a non-recurring basis

As of December 31, 2018
Equity investments without readily determinable fair value	—	—	4,152	(9,648)

As of December 31, 2019
Equity investments without readily determinable fair value	—	—	—	(4,152)

The Group’s equity investments accounted for using the measurement alternative were determined to be impaired as of December 31, 2018 and 2019 due to the declining financial performance and changes in business circumstances of the investee, and the impairment charges were recognized in “Other (expenses)/income, net” in the consolidated statements of comprehensive (loss)/income. The Group uses an income approach to determine the fair value of these investments which involves significant unobservable inputs (Level 3) such as revenue growth rates, gross margin, terminal growth rate and discount rate.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

18.	Revenues

Revenues consist of the following:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Product revenues recognized at a point in time	1,642,263	2,609,922	3,572,192	547,462
Service revenues recognized over time	119,046	165,161	238,468	36,547
Service revenues recognized at a point in time	43,911	75,641	—	—

Total revenues	1,805,220	2,850,724	3,810,660	584,009

As of December 31, 2020, the transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) are related to subscription services, and the Group expects to recognize RMB67,297 (US$10,314) within one year.

Contract balances

Contract liabilities are the Group’s obligation to transfer goods or services to customers for which the Group has received consideration from customers, which are comprised of: i) payments received for subscription services; ii) cash collected from the sales of products for which the Group’s customers have not yet confirmed acceptance of the corresponding products; and iii) loyalty points granted to customers. Contract liabilities are presented as “Customer advances and deferred revenue” on the consolidated balance sheets. Balances of contract liabilities were RMB228,556, RMB380,428 and RMB174,456 (US$26,737) as of December 31, 2018, 2019 and 2020, respectively. The increase in contract liabilities as of December 31, 2018 and 2019, respectively, as compared to the year ended December 31, 2017 and 2018, respectively, is a result of the increase in upfront non-refundable subscription fees received by the Group. The decrease in contract liabilities as of December 31, 2020 as compared to the year ended December 31, 2019 is mainly due to the change in estimated active KOC subscription period during 2020. Revenue recognized for the years ended December 31, 2018, 2019 and 2020 that was included in contract liabilities at the beginning of the period was RMB155,078, RMB225,675 and RMB378,307 (US$57,978), respectively.

19.	Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary, the VIE and subsidiaries of the VIE. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries, the VIE and subsidiaries of the VIE only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries, the VIE and subsidiaries of the VIE.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

19.	Restricted Net Assets (Continued)

certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The WFOE was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2018, 2019 and 2020, the WFOE did not have after-tax profit and therefore no statutory reserves have been allocated.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory surplus fund at least 10% of its annual after-tax profits until such statutory surplus fund has reached 50% of its registered capital based on the enterprise’s PRC statutory financial statements. A domestic enterprise is also required to provide discretionary surplus fund, at the discretion of the board of directors, from the net profits reported in the enterprise’s PRC statutory financial statements. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.

Foreign exchange and other regulations in the PRC may further restrict the Group’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Group’s PRC subsidiaries and the equity of the VIE and its subsidiaries, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2018, 2019 and 2020, restricted net assets of the Company’s PRC subsidiaries, the VIE and subsidiaries of the VIE were RMB153,690, RMB85,918 and RMB122,073 (US$18,709), respectively.

20.	Commitments and Contingencies

Operating lease commitments

The Group leases offices and warehouses for operation under operating leases. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year consisted of the following as of December 31, 2020:

	RMB	US$
2021	15,290	2,343
2022	36	6
2023 and thereafter	—	—

Total	15,326	2,349

Total rental expenses for all operating leases amounted to RMB35,121, RMB31,254 and RMB37,027 (US$5,675) for the years ended December 31, 2018, 2019 and 2020, respectively.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

20.	Commitments and Contingencies (Continued)

Contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed. The Group is currently not involved in any legal or administrative proceeding that may have a material adverse impact on the Group’s business, financial position or results of operations.

21.	Subsequent Events

In March 2021, the Company granted a total of 364,372 RSUs to employees and non-employees under the 2019 RSU Scheme.

In April 2021, the Company’s shareholders approved the dual-class share structure such that ordinary shares will consist of Class A ordinary shares and Class B ordinary shares, which will become effective immediately prior to the completion of the Company’s IPO. The Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Upon completion of the IPO, the 7,993,846 ordinary shares outstanding as of December 31, 2020 will be re-designated on a one-for-one basis into 3,153,846 (unaudited) Class A ordinary shares and 4,840,000 (unaudited) Class B ordinary shares, respectively. The underlying ordinary shares that have been granted under the 2019 RSU Scheme will be re-designated as Class A ordinary shares on a one-for-one basis immediately prior to the completion of the Company’s IPO.

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

22.	Condensed Financial Information of the Company

The following is the condensed financial information of the Company on a parent company only basis.

Condensed Balance Sheets

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	—	39	136	21
Prepayments and other current assets	—	—	8,084	1,239

Total current assets	—	39	8,220	1,260

Non-current assets:
Investments in subsidiaries, the VIE and subsidiaries of the VIE	123,416	226,041	436,407	66,883

Total non-current assets	123,416	226,041	436,407	66,883

Total assets	123,416	226,080	444,627	68,143

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to subsidiaries, the VIE and subsidiaries of the VIE	—	44	2,269	348
Accrued expenses and other liabilities	—	—	6,047	927

Total current liabilities	—	44	8,316	1,275

Total liabilities	—	44	8,316	1,275

Shareholders’ equity
Ordinary shares (par value of US$0.0001 per share; 500,000,000 shares authorized; 8,653,846, 9,109,312 and 9,109,312 shares issued; and 7,993,846 shares outstanding as of December 31, 2018, 2019 and 2020)	5	5	5	1
Additional paid-in capital	834,307	833,855	833,855	127,794
Statutory reserves	1,019	2,850	9,984	1,530
Accumulated deficit	(711,988)	(610,624)	(408,099)	(62,544)
Accumulated other comprehensive income/(loss)	73	(50)	566	87

Total shareholders’ equity	123,416	226,036	436,311	66,868

Total liabilities and shareholders’ equity	123,416	226,080	444,627	68,143

ONION GLOBAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

22.	Condensed Financial Information of the Company (Continued)

Condensed Statements of Comprehensive (Loss)/Income

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
General and administrative expenses	—	(5)	(169)	(26)

Total operating expenses	—	(5)	(169)	(26)

Operating loss	—	(5)	(169)	(26)

Share of (losses)/income from subsidiaries, the VIE and subsidiaries of the VIE	(94,750)	102,839	208,171	31,904

Net (loss)/income	(94,750)	102,834	208,002	31,878
Accretion to redemption value of redeemable preferred shares	(17,167)	—	—	—
Deemed dividend—extinguishment of redeemable preferred shares	(511,190)	—	—	—

Net (loss)/income attributable to the Company’s ordinary shareholders	(623,107)	102,834	208,002	31,878
Other comprehensive income/(loss)
Foreign currency translation adjustment net of tax of nil	665	(70)	737	113

Comprehensive (loss)/income attributable to the Company’s ordinary shareholders	(622,442)	102,764	208,739	31,991

Condensed Statements of Cash Flows

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net cash generated from operating activities	—	39	97	15

Net increase in cash and cash equivalents	—	39	97	15
Cash and cash equivalents at the beginning of year	—	—	39	6

Cash and cash equivalents at the end of year	—	39	136	21

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company.

The parent company records its investment in its subsidiaries, the VIE and its subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries, the VIE and subsidiaries of the VIE”, and their respective losses/income as “Share of (losses)/income from subsidiaries, the VIE and subsidiaries of the VIE” on the condensed statements of comprehensive (loss)/income.

The subsidiaries did not pay any dividends to the Company for the periods presented. The Company does not have significant commitments or long-term obligations as of the period end other than those presented.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Under our post-offering memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere, other than by reason of such director’s or officer’s own dishonesty, willful default or fraud.

Pursuant to the form of indemnification agreements to be filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The Underwriting Agreement, the form of which to be filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities (including options to acquire our ordinary shares) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and/or Rule 701 of the Securities Act. None of the transactions involved an underwriter. We have not received any substantial considerations from such issuances which were made in connection with our corporate restructuring process in preparation for this offering. Our minority equity holders have previously made capital contributions in connection with the private financing of our PRC operating entity.

Purchaser	Date of Issuance	Title and Number of Securities	Consideration
Mapcal Limited	June 15, 2018	1 ordinary shares	Nominal consideration in connection with the establishment of our offshore corporate structure in preparation for this offering
Onion Plus Group Limited	July 10, 2018	343,749 ordinary shares	Nominal consideration in connection with the establishment of our offshore corporate structure in preparation for this offering

Purchaser	Date of Issuance	Title and Number of Securities	Consideration

Li Bai Global Limited	July 10, 2018	5,156,250 ordinary shares	Nominal consideration in connection with the establishment of our offshore corporate structure in preparation for this offering

Fairlady Holdings Limited	July 10, 2018	137,500 ordinary shares	Nominal consideration in connection with the establishment of our offshore corporate structure in preparation for this offering

ECWA Holdings Limited(1)	July 10, 2018	562,963 ordinary shares	Nominal consideration in connection with the establishment of our offshore corporate structure in preparation for this offering

RZholdings Limited(2)	July 10, 2018	938,271 ordinary shares	Nominal consideration in connection with the establishment of our offshore corporate structure in preparation for this offering

Global Dream Holdings Limited	July 10, 2018	767,676 ordinary shares	Nominal consideration in connection with the establishment of our offshore corporate structure in preparation for this offering

Liangjun Ruize Holdings Limited	July 10, 2018	165,599 ordinary shares	Nominal consideration in connection with the establishment of our offshore corporate structure in preparation for this offering

Liangjun Junze Holdings Limited	July 10, 2018	328,170 ordinary shares	Nominal consideration in connection with the establishment of our offshore corporate structure in preparation for this offering

Liangjun Huize Holdings Limited	July 10, 2018	167,306 ordinary shares	Nominal consideration in connection with the establishment of our offshore corporate structure in preparation for this offering

Liangjun Hongze Holdings Limited	July 10, 2018	86,361 ordinary shares	Nominal consideration in connection with the establishment of our offshore corporate structure in preparation for this offering

Purchaser	Date of Issuance	Title and Number of Securities	Consideration

Onion Plus Group Limited	May 3, 2019	455,466 ordinary shares	Nominal consideration in connection with the establishment of our offshore corporate structure in preparation for this offering

YGC Holdings Limited	November 20, 2020	938,271 ordinary shares	Nominal consideration in connection with the establishment of our offshore corporate structure in preparation for this offering

ECSH Xianlv Limited	November 20, 2020	562,963 ordinary shares	Nominal consideration in connection with the establishment of our offshore corporate structure in preparation for this offering
Share-based Awards

Certain executive officers, employees and consultants	May 3, 2019 and March 13, 2021	1,115,466 ordinary shares underlying 1,115,466 restricted share units	Past and future services provided by these individuals to us

Notes:

(1)

ECWA Holdings Limited subsequently transferred 562,963 ordinary shares to ECGZ Yilian Limited, which was later surrendered to us for cancellation and for nil consideration. On the same day, we issued 562,963 ordinary shares to ECSH Xianlv Limited as part of our offshore corporate restructuring in preparation for this offering.

(2)

RZholdings Limited subsequently transferred 938,271 ordinary shares to OM Holdings Limited, which was later surrendered to us for cancellation and for nil consideration. On the same day, we issued 938,271 ordinary shares to YGC Holdings Limited as part of our offshore corporate restructuring in preparation for this offering.

Item 8.	Exhibits and Financial Statement Schedules

(a) Exhibits:

See Exhibit Index for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements and the notes thereto.

Item 9.	Undertakings

The undersigned hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

ONION GLOBAL LIMITED

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1†	Memorandum and Articles of Association of the Registrant, as currently in effect

3.2†	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering

4.1	Form of Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2†	Registrant’s Specimen Certificate for Class A Ordinary Shares

4.3	Form of Deposit Agreement between the Registrant, the depositary and owners and holders of the American Depositary Shares

5.1†	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered

8.1†	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Island tax matters (included in Exhibit 5.1)

8.2†	Opinion of JunHe LLP regarding certain PRC tax matters (included in Exhibit 99.2)

10.1†	2019 Restricted Share Unit Scheme

10.2†	Form of Indemnification Agreement with the Registrant’s directors

10.3†	Form of Employment Agreement between the Registrant and an executive officer of the Registrant

10.4†	English translation of Exclusive Business Cooperation Agreement dated September 19, 2018, as amended and supplemented on September 26, 2020, by and between Guangzhou Onion Vogue Group Co., Ltd. and Guangzhou Transasia Trading Co., Ltd.

10.5†	English translation of Exclusive Call Option Agreement dated September 19, 2018, as amended and supplemented on September 26, 2020, among Guangzhou Onion Vogue Group Co., Ltd., Guangzhou Transasia Trading Co., Ltd. and each shareholder of Guangzhou Onion Vogue Group Co., Ltd.

10.6†	English translation of Voting Rights Proxy Agreement dated September 19, 2018, as amended and supplemented on September 26, 2020, among Guangzhou Onion Vogue Group Co., Ltd., Guangzhou Transasia Trading Co., Ltd. and each shareholder of Guangzhou Onion Vogue Group Co., Ltd.

10.7†	English translation of Equity Interest Pledge Agreement dated September 19, 2018, as amended and supplemented on September 26, 2020, among Guangzhou Onion Vogue Group Co., Ltd., Guangzhou Transasia Trading Co., Ltd. and each shareholder of Guangzhou Onion Vogue Group Co., Ltd.

10.8†	English translation of Financial Support Letter dated September 19, 2018 by Onion Global Limited addressed to Guangzhou Liangkeshu Network Technology Co., Ltd., the predecessor of Guangzhou Onion Vogue Group Co., Ltd.

21.1	Principal Subsidiaries of the Registrant

23.1	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

23.2†	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3†	Consent of JunHe LLP (included in Exhibit 99.2)

Exhibit Number	Description of Document

24.1†	Powers of Attorney (included on signature page)

99.1†	Code of Business Conduct and Ethics of the Registrant

99.2†	Opinion of JunHe LLP regarding certain PRC law matters

99.3†	Consent of China Insights Consultancy

99.4†	Consent of Erie He

99.5†	Consent of Jimmy Lai

*	To be filed by amendment.
†	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Guangzhou, the People’s Republic of China, on April 28, 2021.

Onion Global Limited

By:	/s/ Cong (Kenny) Li
Name: Cong (Kenny) Li
Title: Director and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on April 28, 2021 in the capacities indicated:

Signature	Title
/s/ Cong (Kenny) Li	Cong (Kenny) Li (director and chief executive officer)

/s/ Shan (Mio) Ho	Shan (Mio) Ho (director and principal financial and accounting officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Onion Global Limited, has signed this registration statement or amendment thereto in New York on April 28, 2021.

Authorized U.S. Representative

By:	/s/ Colleen A. De Vries
Name: Colleen A. De Vries
Title: Senior Vice President on behalf of Cogency Global Inc.